As filed with the Securities and Exchange Commission on November 18, 2004

Registration No. 333-119216

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARM Holdings plc

(Exact name of Registrant as specified in its charter)

England and Wales	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

110 Fulbourn Road

Cambridge CB1 9NJ, United Kingdom

(011) (44) 1223 400 400

(Address, Including Zip Code, and Telephone Number including Area Code, of Registrant’s Principal Executive Offices)

Jerald Ardizzone

President

ARM, Inc.,

750 University Avenue, Suite 150

Los Gatos, CA 95032

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

John D. Amorosi Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Mark R. Templeton President and Chief Executive Officer Artisan Components, Inc. 141 Caspian Court Sunnyvale, California 94089 (408) 734-5600	Steve L. Camahort Julia Reigel Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

Approximate Date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the effective time of the merger of Artisan with and into a wholly owned subsidiary of Registrant as described in the Agreement and Plan of Merger dated as of August 22, 2004.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
ARM ordinary shares of 0.05p each par value	355,324,765	N/A	$823,885,243	$71,719

(1)	American Depositary Shares (“ARM ADSs”) evidenced by American Depositary Receipts (“ARM ADRs”) issuable upon deposit of ARM ordinary shares, par value 0.05p each (“ARM ordinary shares”), of the Registrant, are registered under a separate registration statement on Form F-6. Each ARM ADS represents three ARM ordinary shares.
(2)	Represents the maximum number of ARM ordinary shares issuable in connection with the merger in exchange for shares of common stock of Artisan Components, Inc. (“Artisan”), based on (i) the 24,143,896 shares of Artisan common stock outstanding as of November 16, 2004, (ii) 2,713,607 options to acquire Artisan common stock which will be exercisable on December 23, 2004, the date of the Artisan special meeting of shareholders and (iii) the exchange ratio applicable in the merger (13.23 shares of ARM ordinary shares for each share of Artisan common stock). A separate registration statement on Form F-6 is filed in connection with the registration of ARM ADSs.
(3)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act and for purposes of this calculation only, the proposed maximum aggregate offering price is equal to (1) the aggregate market value of 23,895,686 shares of Artisan common stock initially included in this Registration Statement, based upon a market value of $4.67 per ARM ADS, the average of the high and low sale prices on the Nasdaq National Market for September 20, 2004 and (2) the aggregate market value of 2,961,817 additional shares included herein based upon a market value of $5.66 per ARM ADS, the average of the high and low sale prices on the Nasdaq National Market for November 16, 2004. Each share of Artisan common stock shall be entitled to receive on average merger consideration of (i) $9.60 in cash and (ii) 4.41 ARM ADSs (or an alternative mix of consideration as further described in this document).
(4)	The Registrant previously paid $62,352 in connection with the initial filing of this Registration Statement, which included an aggregate of 23,895,686 shares to be registered. The additional filing fee is calculated based on $102,362,173, the maximum aggregate offering price of the additional 2,961,817 shares included herein. The fee has been calculated in accordance with Rule 457(f)(1), (f)(3) and 457(c) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell and it is not soliciting an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Subject to completion, dated November 18, 2004

PROSPECTUS OF ARM HOLDINGS PLC

AND

PROXY STATEMENT OF ARTISAN COMPONENTS, INC.

Dear Stockholder of Artisan Components, Inc.:

You are cordially invited to attend a special meeting of stockholders of Artisan Components, Inc., a Delaware corporation, to be held on December 23, 2004, at 10:00 a.m., local time at 141 Caspian Court, Sunnyvale, California 94089. At the special meeting, Artisan will ask you to consider and vote upon a proposal to adopt the merger agreement that Artisan entered into on August 22, 2004 with ARM Holdings plc and its wholly owned subsidiary, Salt Acquisition Corporation. The merger agreement provides for the merger of Artisan with and into Salt Acquisition Corporation. ARM ordinary shares are traded on the London Stock Exchange under the symbol “ARM” and ARM American depositary shares, or ADSs, are traded on the Nasdaq National Market under the symbol “ARMHY.” Each ARM ADS represents three ARM ordinary shares.

If the merger is approved, upon completion of the merger, Artisan stockholders (other than stockholders who properly exercise appraisal rights under Delaware law) holding shares of Artisan common stock issued and outstanding immediately before the completion of the merger will receive, for each share of Artisan common stock, on average, $9.60 in cash and 4.41 ARM ADSs (or 13.23 ARM ordinary shares).

You will have the right to elect to receive consideration in the form of cash with respect to any or all of your shares and ARM ADSs (or ARM ordinary shares) with respect to any or all of your other shares, subject to proration if more Artisan stockholders elect cash than can be paid with the available aggregate cash consideration or more Artisan stockholders elect ARM ADSs (or ARM ordinary shares) than can be paid with the available aggregate ARM ADSs (or ARM ordinary shares). The form or mix of merger consideration that you receive may be different from the form or mix that you have elected to receive.

Artisan’s board of directors has unanimously approved the merger agreement. Artisan’s board of directors recommends that you vote FOR adoption of the proposals described in the attached materials, including the proposal to adopt the merger agreement. Your vote is very important. Artisan cannot complete the proposed merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the shares of Artisan common stock outstanding at the close of business on the Artisan record date. Whether or not you plan to attend the special meeting, if you are an Artisan stockholder, please take the time to vote by completing, signing, dating and mailing the enclosed proxy card or voting instruction card. You are also encouraged to make an election by following the instructions set forth in the election form and letter of transmittal which will be mailed to you under separate cover. You should not return your election form and letter of transmittal with your proxy card.

The document attached to this letter provides you with detailed information about the merger and related matters. We encourage you to read the entire document carefully, including the annexes.

You should also carefully consider the risk factors relating to the merger described beginning on page 19 of the attached document.

On behalf of Artisan’s board of directors, we thank you for your support and appreciate your consideration of these matters.

/s/ Mark R. Templeton

Mark R. Templeton

President and Chief Executive Officer

Artisan Components, Inc.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved the ARM ADSs or ARM ordinary shares described in this document or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated November •, 2004, and is first being mailed to Artisan stockholders on or about November •, 2004.

ARTISAN COMPONENTS, INC.

NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS

To be Held on December 23, 2004

10:00 a.m.

To the Stockholders of Artisan Components, Inc.:

We are hereby giving Artisan stockholders notice that a special meeting of the stockholders of Artisan Components, Inc., a Delaware corporation, will be held at 141 Caspian Court, Sunnyvale, California 94089 on December 23, 2004, 10:00 a.m., local time, for the following purposes:

1.	To consider and vote upon a proposal to adopt the merger agreement by and among ARM Holdings plc, Salt Acquisition Corporation, a wholly owned subsidiary of ARM, and Artisan, pursuant to which Artisan will be merged with and into Salt Acquisition Corporation; and

2.	To consider and vote upon the proposal to grant discretionary authority to adjourn or postpone the Artisan special meeting to another time or place for the purpose of soliciting additional proxies, which we refer to in the attached proxy statement/prospectus as the Artisan adjournment proposal.

Artisan stockholders will also be asked to consider any other business that may properly come before the Artisan special meeting or any adjournment or postponement of the Artisan special meeting. Artisan currently does not contemplate that any other matters will be considered at the Artisan special meeting.

Holders of record of Artisan common stock at the close of business on November 15, 2004, the record date for the Artisan special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Artisan cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the shares of Artisan common stock outstanding at the close of business on the Artisan record date.

Artisan stockholders are entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger if they meet certain conditions. See “The Artisan Special Meeting—Appraisal Rights” in the attached document.

A form of proxy and the attached proxy statement/prospectus containing more detailed information with respect to the matters to be considered at the special meeting, including a copy of the merger agreement, accompany and form a part of this notice.

Whether or not an Artisan stockholder plans to attend the special meeting, the Artisan stockholder should sign, date and return the enclosed proxy card, which grants the proxy holders authority to vote in favor of the adoption of the merger agreement and the Artisan adjournment proposal. Executed proxies with no instructions indicated thereon will be voted “FOR” the adoption of the merger agreement and the Artisan adjournment proposal. Even if an Artisan stockholder has returned a proxy, the Artisan stockholder may still vote in person if the Artisan stockholder attends the special meeting. Please note, however, that if an Artisan stockholder’s shares are held of record by a broker, bank or other nominee and the stockholder wishes to vote at the meeting, the Artisan stockholder must obtain from the record holder a proxy issued in the stockholder’s name. If the Artisan stockholder fails to return the proxy or to vote in person at the special meeting, the Artisan stockholder’s shares will not be counted for purposes of determining whether a quorum is present at the special meeting, and will effectively be counted as a vote against the adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS

OF ARTISAN COMPONENTS, INC.

/s/ Joy E. Leo

Joy E. Leo

Vice President, Finance and Administration, Chief Financial Officer and Secretary

Sunnyvale, California

November • 2004

ADDITIONAL INFORMATION

This document incorporates important business and financial information about ARM and Artisan from documents that ARM and Artisan have filed with the Securities and Exchange Commission and that are not included in or delivered with this document. ARM will provide you with copies of this information relating to ARM, without charge, upon written or oral request to:

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ, United Kingdom

Attention: Investor Relations

Telephone Number: (011) (44) 1223 400 400

Artisan will provide you with copies of this information relating to Artisan, without charge, upon written or oral request to:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, New York 10022

Telephone Number: (866) 239-6856

or

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089

Attention: Investor Relations

Telephone Number: (408) 548-3122

In order to receive timely delivery of the documents in advance of the Artisan special meeting or the ARM extraordinary general meeting, you should make your request no later than December 16, 2004.

In addition, please see “Where Artisan Stockholders Can Find More Information” beginning on page 185.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why am I receiving this document?

A: ARM Holdings plc, Salt Acquisition Corporation, a wholly owned subsidiary of ARM, and Artisan Components, Inc. have entered into an agreement and plan of merger under which ARM has agreed to acquire Artisan. Artisan will merge with and into Salt Acquisition Corporation. This document contains important information about the merger and you should read it carefully.

Q: Am I being asked to vote my shares?

A: Yes. If you are an Artisan stockholder, you are being asked to vote to adopt the merger agreement and to vote on the Artisan adjournment proposal, if necessary, to solicit the votes necessary to act on the proposal to adopt the merger agreement.

ARM shareholders will also be asked to vote on the merger and related matters and their approval is a condition to the completion of the merger. ARM shareholders will receive a shareholders’ circular, prepared in compliance with the laws of the United Kingdom and the listing rules of the U.K. Listing Authority, about the ARM extraordinary general meeting of shareholders.

Q: Why is it important for me to vote?

A: We cannot complete the proposed merger without obtaining the approval of Artisan’s stockholders holding a majority of the outstanding common stock on the record date. If you do not vote, you will, in effect, be voting against the merger.

Q: Why are ARM and Artisan proposing the merger?

A: ARM’s and Artisan’s boards of directors believe that as the complexity of electronic systems design increases, a stronger link between all aspects of system-on-chip development will become a key value add to designers of integrated circuits and that the combination of ARM’s and Artisan’s complementary product portfolios will allow the combined company to present one of the broadest offerings of system-on-chip intellectual property to their complementary combined customer base. Each board considered a number of strategic and transaction-related factors in evaluating the merger.

Q: What will happen to my shares of Artisan common stock in the merger?

A: Each non-dissenting share of Artisan common stock outstanding immediately prior to the effective date of the merger will be converted into merger consideration equal to the value of $9.60 in cash plus 4.41 ARM American depositary shares, or ARM ADSs. Each ARM ADS represents three ARM ordinary shares. You may elect to receive cash, ARM ADSs (or ARM ordinary shares), or a combination thereof.

Q: What is an ARM ADS?

A: An ADS, or American depositary share, is an ownership interest in the securities of a non-U.S. company deposited with a depositary bank and any cash or other property received and held by the depositary bank in respect of those securities. The Bank of New York acts as depositary for ARM ADSs. An ARM ADS represents three ARM ordinary shares. The ARM ADSs were created to allow U.S. investors to more easily hold and trade interests in ARM on U.S. markets. The Bank of New York, as depositary for the ARM ADSs, will hold the ARM ordinary shares represented by the ARM ADSs delivered in the merger.

v

Q: What are some of the differences between ARM ordinary shares and ARM ADSs?

A: While each ARM ADS represents three ARM ordinary shares, there are other differences including:

•	ARM ordinary shares trade in pounds sterling and ARM ADSs trade in U.S. dollars;

•	ARM ordinary shares trade on the London Stock Exchange under the symbol “ARM” while ARM ADSs trade on the Nasdaq National Market under the symbol “ARMHY;”

•	holders of ARM ordinary shares vote at ARM shareholders meetings, while holders of ARM ADSs instruct the depositary how to vote on the matters to be presented at such meetings; and

•	certain shareholders’ rights, including the right to propose a matter of business at an ARM shareholder meeting, cannot be exercised by holders of ARM ADSs directly unless the ADSs are first exchanged for ARM ordinary shares.

At the ARM extraordinary general meeting to be held in connection with the merger, the shareholders of ARM will consider and vote on a proposal to amend ARM’s articles of association to, among other things, approve the expansion of the rights of holders of ARM ADSs as described in “The ARM Extraordinary General Meeting—Resolutions Proposed.” Approval of the proposal to amend ARM’s articles of association will require the approval of 75% or more of the votes cast at the ARM extraordinary general meeting. The approval of this proposal is not a condition to completion of the merger.

Q: What are some of the details of the election process?

A: You will be allowed to make a cash election with respect to any or all of your shares and a stock election with respect to any or all of your other shares:

•	A cash election with respect to a share means a request to receive cash in the amount of (1) $9.60 plus (2) the product of 4.41 multiplied by an average price of an ARM ADS at the effective time of the merger.

•	A stock election with respect to a share means a request to receive, at your election, that number of ARM ADSs (or ARM ordinary shares, appropriately adjusted) equal to 4.41 plus the quotient of $9.60 divided by the average price of an ARM ADS at the effective time of the merger.

The applicable average value of an ARM ADS at the effective time of the merger for the above calculations equals the volume weighted average of the volume weighted average of the trading prices of ARM ADSs on the Nasdaq National Market during 10 random trading days selected from the 20 trading days ending on and including the second trading day prior to the date the merger is completed. In this document, this value is referred to as the average price of an ARM ADS.

The elections are subject to proration in the event that elections for a specific form of consideration exceed the aggregate amounts of such form of consideration to be paid by ARM pursuant to the merger agreement. The exact amount of cash and number of ARM ADSs or ARM ordinary shares you receive will depend on the election you and other Artisan stockholders make and the proration provisions in the merger agreement. The election forms will allow all Artisan stockholders, including those that have elected cash, to elect between ARM ordinary shares and ARM ADSs in the event that they receive a portion of their consideration in stock as a result of any proration. If you fail to make such an election, you will be deemed to have elected to receive ARM ordinary shares.

Q: How do I make an election?

A: You will receive an election form under separate cover. You can make an election to receive consideration in the form of cash with respect to any or all of your shares and ARM ADSs (or ARM ordinary shares) with respect to any or all of your other shares. If you are the record holder of Artisan common stock, you must deliver a completed election form, together with the certificates representing your shares of Artisan common stock to The Bank of New York, as exchange agent. If you hold your shares of Artisan common stock through a broker or other nominee, your broker or nominee will provide you with instructions on how to make an election, but you will not be required to surrender stock certificates. You should not return your election form or stock certificates with your proxy card.

Q: By when must I send in my election form?

A: If you are a record holder of Artisan common stock, your election form must be returned no later than the election deadline, which is 5:00 p.m. Eastern Time on December 23, 2004, which is the date of the Artisan special meeting. If you hold your shares through a broker or nominee, your election deadline may be earlier.

Q: How can I change my election?

A: If you are a record holder of Artisan common stock, you may change your election by delivering a later-dated election form to the exchange agent before the election deadline. You should contact Innisfree M&A Incorporated, the information agent, to obtain additional election forms. You may revoke your election by written notice of revocation to the exchange agent before the election deadline. If you hold your shares of Artisan common stock through a broker or other nominee, you must follow the directions received from your broker or nominee to make, change or revoke your election. If your election form is received after the election deadline or you fail to comply with your broker’s or nominee’s instructions, your election will be disregarded and you will receive the consideration mix that remains after taking into account other Artisan stockholders’ preferences.

Q: Am I required to make an election in order to receive the merger consideration?

A: No. If you do not make an election, you will still receive the merger consideration. However, if you have a preference for a specific form or mix of merger consideration and do not make an election, the exchange agent will not take your preference into consideration. If you do not make an election, you will receive merger consideration in whatever form or mix remains after giving effect to the preferences of the Artisan stockholders that do make elections. If you do not make an election, any shares delivered to you as a part of the merger consideration will be in the form of ARM ordinary shares.

Q: What are the advantages and disadvantages of receiving ARM ADSs rather than ARM ordinary shares?

A: You may prefer to receive ARM ADSs instead of ARM ordinary shares because:

•	ARM ADSs trade in the United States on the Nasdaq National Market, whereas ARM ordinary shares do not trade on any U.S. market;

•	unlike the purchase of ARM ordinary shares, the purchase of ARM ADSs in the United States is not subject to a 0.5% U.K. stamp duty on the sale price; and

•	if dividends are paid to holders of ARM ADSs, ARM ADS holders would receive the dividends in U.S. dollars (net of depositary fees and expenses), whereas if dividends are paid to holders of ARM ordinary shares, ARM ordinary shareholders would receive the dividends in pounds sterling.

You should be aware that the trading volume of the ARM ordinary shares on the London Stock Exchange has historically been significantly greater than the trading volume of ARM ADSs on the Nasdaq National Market. If the trading volume of ARM ordinary shares continues to outpace that of ARM ADSs on the Nasdaq National Market, it may be easier for you to sell ARM ordinary shares on the London Stock Exchange than to sell ARM ADSs on the Nasdaq National Market. In addition, various fees are payable by holders of ARM ADSs to the depositary in connection with transactions, including the issuance or surrender and cancellation of the depositary receipts representing the ADSs in exchange for ARM ordinary shares or vice versa. There is no depositary fee upon acquisition or sale of ARM ADSs in the public markets.

Q: What are the U.S. federal income tax consequences of the merger to an Artisan stockholder?

A: Assuming the merger qualifies as a reorganization for U.S. federal income tax purposes, if you receive only ARM ADSs (or ARM ordinary shares) in the merger, you generally will not recognize gain or loss in the merger, other than with respect to cash received instead of fractional shares. If you receive a combination of ARM ordinary shares or ARM ADSs and cash in the merger, you generally will not recognize loss, but will recognize gain, if any, to the extent of the cash received. If you receive only cash in the merger, you generally will recognize gain or loss with respect to your Artisan common stock exchanged. You should review the discussion under “Material Tax Consequences,” and are urged to consult your own tax advisor as to specific consequences to you of the merger under U.S. federal, state, local or any other applicable tax laws.

Q: When and where is the Artisan stockholder meeting?

A: The Artisan stockholder meeting will take place on December 23, 2004 at 10:00 a.m., local time at 141 Caspian Court, in Sunnyvale, California 94089.

Q: What is the record date for Artisan’s special stockholder meeting?

A: The record date for the special meeting is November 15, 2004. You are entitled to vote at the Artisan special meeting if at the close of business on this date you are the beneficial owner of Artisan common stock.

Q: How do I vote?

A: After carefully reading this document, mail your completed and signed proxy card (if you are the record holder of your shares of Artisan common stock) or voting instruction card (if you hold your shares of Artisan common stock through a broker or nominee) in the enclosed return envelope as soon as possible so your shares will be represented at the Artisan special meeting. In order to be sure that your vote is counted, please submit your card in the manner described on that card even if you plan to attend the meeting in person. If you fail to vote, it will have the effect of a vote against the adoption of the merger agreement.

Q: What do I do if I want to change my vote?

A: If you are the record holder of your shares of Artisan common stock, you can mail or fax a later dated, signed proxy card to Artisan’s Secretary, attend the meeting in person and vote your shares yourself at the meeting or send a notice of revocation to Artisan’s Secretary. If you hold your shares of Artisan common stock through a broker or other nominee, you must follow the directions received from that broker or nominee to change your vote.

Q: Am I entitled to appraisal rights?

A: Yes, if you do not wish to accept the merger consideration, you have the right to request the Delaware Chancery Court to determine the “fair value” of your Artisan common stock pursuant to the Delaware General Corporation Law, or DGCL. If you wish to exercise your appraisal rights, you must precisely follow the procedures set forth in Section 262 of the DGCL. Section 262 of the DGCL is reprinted in its entirety as Appendix G to this document.

Q: When do you expect to complete the merger?

A: We are working to complete the merger as soon as possible. We hope to complete the merger shortly after the Artisan special stockholders’ meeting and the ARM extraordinary general meeting, if we obtain the required stockholder approvals at those meetings and the other conditions to completion of the merger are satisfied, or, in some cases, waived, including receipt of regulatory approvals.

Q: Who do I call if I have questions about the Artisan stockholder meeting or the merger?

A: You can contact Artisan Investor Relations or Artisan’s proxy solicitor and ARM’s information agent, Innisfree M&A, if you have questions at:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089

Attention: Investor Relations

Telephone Number: (408) 548-3122

or

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, New York 10022

Telephone Number: (866) 239-6856

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and to obtain a more complete description of the legal terms of the merger, you should carefully read this entire document, including the Annexes, and the other documents to which we refer you. We have included as Annex A a copy of the merger agreement among ARM, Artisan and Salt Acquisition Corporation. For more information on how you can obtain the documents that ARM and Artisan have filed with the SEC, see “Where Artisan Stockholders Can Find More Information.”

The Companies

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ, United Kingdom

Telephone Number: (011) (44) 1223 400 400

ARM designs high performance, low cost, power efficient reduced instruction set computing, or RISC, microprocessors and related technology and software, and sells development systems, to enhance the performance, cost effectiveness and power efficiency of an extensive range of embedded applications. ARM licenses and sells its technology and products to leading electronics companies, which in turn manufacture, market and sell microprocessors, application specific integrated circuits and application specific standard products based on the ARM architecture to systems companies for incorporation into a wide variety of end products. By creating a strong network of partners, which includes many of the leading semiconductor manufacturers worldwide, and by working with them and systems companies to best utilize the ARM technology, ARM has established its architecture as a leading 16/32-bit embedded RISC microprocessor solution, for use in many high-volume embedded microprocessor applications, wireless, consumer entertainment, mass storage, imaging, automotive, microcontrollers, secure technologies and networking. ARM also licenses and sells development systems directly to systems companies and provides consulting, support services, platforms and application software to its licensees, systems companies and other systems designers. ARM’s business is described in the section captioned “Business” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003.

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089

Telephone Number: (408) 734-5600

Artisan is a leading provider of physical intellectual property components for the design and manufacture of integrated circuits, including those known as system-on-a-chip integrated circuits. Artisan’s products include embedded memory, standard cell, input/output components and analog and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan derives a substantial majority of its revenue from integrated circuit manufacturers who pay license fees and royalties to Artisan to use Artisan’s intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate Artisan’s intellectual property components in their designs. Artisan’s customers include: foundries, which are independent manufacturing facilities; integrated circuit companies that design and manufacture their own integrated circuit products; system manufacturers, which are integrated circuit companies that design and manufacture integrated circuits for use in their electronic products; integrated circuit companies that manufacture products for their customers; and fabless integrated circuit companies, which do not have their own manufacturing facilities, but use Artisan’s intellectual property components in their integrated circuit designs.

Artisan’s business is described in the section captioned “Business” in Artisan’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

The Merger

ARM, Artisan and a wholly owned subsidiary of ARM, Salt Acquisition Corporation, have entered into a merger agreement pursuant to which Artisan will merge with and into Salt Acquisition Corporation. See “Terms of the Merger Agreement.”

The Consideration to be Received by Artisan Stockholders in the Merger

Each non-dissenting share of Artisan common stock will be exchanged in the merger for merger consideration having a value of $9.60 in cash and 4.41 ARM ADSs. In this document, we refer to this value as the per share merger consideration. You may elect to receive the per share merger consideration in the form of cash with respect to any or all of your shares, which we refer to in this document as a cash election, and ARM ADSs (or ARM ordinary shares) with respect to any or all of your other shares, which we refer to in this document as a stock election. However, the total amount of cash that ARM will pay in the merger, assuming no dissenting shares, is fixed at $9.60 multiplied by the number of shares of Artisan common stock outstanding at the time the merger is completed. If any Artisan stockholders exercise appraisal rights, the total amount of cash paid in the merger will be reduced by the product of the number of shares of Artisan common stock for which appraisal is sought multiplied by the per share merger consideration. Also, the total number of ARM ADSs that ARM will deliver to Artisan stockholders in the merger is fixed at 4.41 multiplied by the number of shares of Artisan common stock outstanding at the time the merger is completed (or, in the alternative 13.23 ARM ordinary shares multiplied by the number of shares of Artisan common stock outstanding at the time the merger is completed). Therefore, if more cash consideration is elected than the amount of cash available for payment, there will be proration and shares of Artisan common stock with respect to which a cash election has been made will be entitled to receive a combination of cash and ARM ADSs (or ARM ordinary shares). Similarly, if more stock consideration is elected than the number of ARM ADSs (or ARM ordinary shares) available for payment, there will be proration, and the shares of Artisan common stock with respect to which a stock election has been made will be entitled to receive a combination of cash and ARM ADSs (or ARM ordinary shares). For a description of the proration rules, see “Terms of the Merger Agreement—Merger Consideration—The Proration Rules.”

The value of an ARM ADS at the time the merger is completed for purposes of the calculations described above will be determined by taking the volume weighted average of the volume weighted average of the trading prices of ARM ADSs on the Nasdaq National Market during 10 random trading days selected from the 20 trading days ending on and including the second trading day prior to the date the merger is completed. In this document ARM and Artisan refer to this value as the average price of an ARM ADS.

Based on the number of shares of Artisan common stock outstanding on November 16, 2004, ARM will issue, in the aggregate, approximately $232 million cash and 106 million ARM ADSs (or 319 million ARM ordinary shares) with an approximate value of $587 million, based on the closing price on the Nasdaq National Market of an ARM ADS on August 20, 2004 of $5.51, or an approximate value of $605 million, based on the closing price on the Nasdaq National Market of an ARM ADS on November 16, 2004, the latest practicable date for which that information was available before the submission of this document to the SEC. The value of the ARM ADSs or ARM ordinary shares provided as merger consideration will vary as the market price of ARM’s share changes. Assuming the payment of the maximum amount of cash and assuming that no Artisan stock options are exercised prior to the completion of the merger, Artisan stockholders will be entitled to receive shares of ARM ADSs or ARM ordinary shares representing approximately 24% of the total number of the outstanding shares of ARM following the merger, based on ARM ordinary shares and shares of Artisan common stock outstanding on November 16, 2004. In addition, ARM will assume all outstanding options to purchase shares of Artisan common stock which as of November 16, 2004 was approximately 5.4 million, which would be converted into options to acquire approximately 100 million ARM ordinary shares at the closing of the merger, assuming the value of an ARM ADS is the closing price on the Nasdaq National Market of an ARM ADS on November 16, 2004.

The following table illustrates the distribution of the merger consideration for different hypothetical values of an ARM ADS at the time the merger is completed and for three different hypothetical distributions of Artisan common stock electing cash and electing ARM ADSs. For simplicity, the table assumes that there are 24,143,896 shares of Artisan common stock outstanding (the number of shares of Artisan common stock outstanding on November 16, 2004), that all Artisan stockholders have made elections, that all Artisan stockholders who have made a stock election have elected to receive ARM ADSs rather than ARM ordinary shares and that no Artisan stockholders have exercised appraisal rights.

Percentages of Artisan Shares Electing to Receive Cash and Stock
Average Price of an ARM ADS	Value of the Merger Consideration(1)	50% Cash Electing Shares 50% Stock Electing Shares				25% Cash Electing Shares 75% Stock Electing Shares				75% Cash Electing Shares 25% Stock Electing Shares
		Each Cash Electing Share will Receive		Each Stock Electing Share will Receive		Each Cash Electing Share will Receive		Each Stock Electing Share will Receive		Each Cash Electing Share will Receive		Each Stock Electing Share will Receive
		Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs
$6.00	$36.06	$19.20	2.8100	—	6.01	$36.06	—	$0.78	5.88	$12.80	3.8767	—	6.01
5.75	34.96	19.20	2.7404	—	6.08	34.96	—	1.15	5.88	12.80	3.8535	—	6.08
5.50	33.86	19.20	2.6645	—	6.16	33.86	—	1.52	5.88	12.80	3.8282	—	6.16
5.25	32.75	19.20	2.5814	—	6.24	32.75	—	1.88	5.88	12.80	3.8005	—	6.24
5.00	31.65	19.20	2.4900	—	6.33	31.65	—	2.25	5.88	12.80	3.7700	—	6.33
4.75	30.55	19.20	2.3889	—	6.43	30.55	—	2.62	5.88	12.80	3.7363	—	6.43
4.50	29.45	19.20	2.2767	—	6.54	29.45	—	2.99	5.88	12.80	3.6989	—	6.54

(1)	$9.60 + (4.41 x Average Price of an ARM ADS)

Procedures for Making an Election

If you are the record holder of your shares of Artisan common stock, you can make an election to receive consideration in the form of cash with respect to any or all of your shares and ARM ADSs (or ARM ordinary shares) with respect to any or all of your other shares by delivering to the exchange agent a completed election form together with the certificates representing your shares and any other required documentation specified in the election form. The election form, certificates and other documentation must be received by the exchange agent no later than 5:00 p.m. Eastern Time on the date of the Artisan stockholders meeting. If you hold your shares in “street name” and wish to make an election, you should follow the instructions provided by your broker, dealer, bank or other financial institution to make an election on your behalf. If you do not receive instructions from your broker, dealer, bank or other financial institution, please contact them directly to request instructions to make an election. For a more detailed description of the election procedures, see “Merger Consideration—Making the Election.”

Reasons for the Merger

ARM’s and Artisan’s boards of directors believe that the combination of two complementary product portfolios will allow the combined company to present a broader offering of products that will provide a full range of intellectual property to their expanded customer base. For a more detailed description of the joint reasons for the merger, see “The Merger—Joint Reasons for the Merger.”

Recommendation of Artisan’s Board of Directors

Artisan’s board of directors has:

•	declared advisable the merger, the merger agreement and the transactions contemplated by the merger agreement;

•	determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Artisan’s stockholders; and

•	declared that it is in the best interests of Artisan’s stockholders that Artisan enter into the merger agreement and complete the merger on the terms and subject to the conditions set forth in the merger agreement.

Artisan’s board of directors recommends that you vote “FOR” adoption of the merger agreement at the Artisan special meeting. Artisan’s board of directors also recommends that you vote “FOR” the proposal to grant discretionary authority to adjourn or postpone the Artisan special meeting to another time or place for the purpose of soliciting additional proxies.

See “Recommendation of Artisan’s Board of Directors.”

Opinions of Financial Advisors

In deciding whether to recommend the merger, ARM’s and Artisan’s boards of directors considered the opinions of their respective financial advisors, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.

Goldman Sachs delivered its opinion to Artisan’s board of directors that, as of August 22, 2004 and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration to be received by the holders of Artisan common stock, taken in the aggregate, was fair from a financial point of view to the holders of Artisan common stock. The full text of the written opinion of Goldman Sachs, dated August 22, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this document. You should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of Artisan’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how you should vote or make any election with respect to the merger.

Morgan Stanley delivered its opinion to ARM’s board of directors that, as of August 22, 2004, and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration, taken in the aggregate, to be paid by ARM, was fair from a financial point of view to ARM. The full text of the written opinion of Morgan Stanley, dated August 22, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this document. The opinion of Morgan Stanley was provided for the information and assistance of ARM’s board of directors and addresses only the fairness from a financial point of view of the consideration to be paid by ARM in the merger. The Morgan Stanley opinion is not a recommendation as to how you should vote or make any election with respect to the merger.

Treatment of Artisan Stock Options

Under the merger agreement, at the effective time of the merger, options to acquire Artisan common stock outstanding immediately prior to the completion of the merger will, upon completion of the merger, be assumed by ARM and be converted into an option to acquire a number of ARM ordinary shares equal to the number of shares of Artisan common stock subject to the option before the merger multiplied by the option exchange ratio.

The exercise prices of the ARM options into which Artisan options are converted will be (1) the exercise price of the Artisan options before completion of the merger divided by the option exchange ratio, divided by (2) the spot exchange rate of the U.S. dollar to pound sterling on the business day prior to the date the merger is completed.

The option exchange ratio is the product of (i) the sum of (a) 4.41 plus (b) the quotient of $9.60 divided by the average price of an ARM ADS multiplied by (ii) three.

See “Terms of the Merger Agreement—Treatment of Artisan Stock Options and Employee Stock Purchase Plan Rights.”

The Merger is Intended to be a Reorganization for U.S. Federal Income Tax Purposes

ARM and Artisan intend the merger to qualify as a reorganization for U.S. federal income tax purposes. It is a condition to the obligations of Artisan and ARM to complete the merger that each receive a legal opinion from its outside counsel to that effect. Assuming that the merger qualifies as a reorganization, for U.S. federal income tax purposes:

•	if you receive solely cash in the merger, you generally will recognize gain or loss with respect to your Artisan common stock exchanged;

•	if you receive solely ARM ADSs (or ARM ordinary shares) in the merger, you generally will not recognize gain or loss in the merger, other than with respect to cash received instead of fractional shares; and

•	if you receive a combination of ARM ADSs (or ARM ordinary shares) and cash in the merger, you generally will not recognize loss, but will recognize gain, if any, to the extent of the cash received.

You should review the discussion under “Material Tax Consequences” and are urged to consult your own tax advisor as to specific consequences to you of the merger under U.S. federal, state, local or any other applicable tax laws.

Voting Agreements and Irrevocable Undertakings

Concurrently with the execution of the merger agreement, each director and executive officer of Artisan, who as a group beneficially owned approximately 9.85% of the outstanding stock of Artisan as of August 22, 2004, executed a stockholder voting agreement, pursuant to which each of them agreed, among other things, to vote his or her Artisan shares in favor of adopting the merger agreement. Further, each non-executive and executive director of ARM, who as a group beneficially owned approximately 2.7% of the outstanding share capital of ARM as of August 22, 2004, executed irrevocable undertakings pursuant to which each of them agreed, among other things, to vote his ARM ordinary shares in favor of the merger agreement. As of November 15, 2004, the record date for the Artisan stockholder meeting, the directors and executive officers of Artisan held 1,267,369 shares of Artisan common stock, representing approximately 5% of all outstanding shares of Artisan common stock entitled to vote at the stockholder meeting. As of December 21, 2004, the record date for the ARM extraordinary general meeting, the non-executive and executive directors of ARM beneficially will own 26,026,813 ARM ordinary shares, representing approximately 2.54% of all outstanding ARM ordinary shares entitled to vote at the extraordinary general meeting, based on the number of ARM ordinary shares outstanding on November 16, 2004. Accordingly, pursuant to the voting agreements, at least approximately 5% of all outstanding shares of Artisan common stock entitled to vote at the stockholder meeting, pursuant to the irrevocable undertakings, and at least approximately 2.54% of all outstanding ARM ordinary shares entitled to vote at the extraordinary general meeting will be voted in favor of the merger. Because adoption of the merger agreement by Artisan requires a majority of the outstanding shares of Artisan common stock, the merger agreement will be adopted by the Artisan stockholders if an additional 11,940,862 outstanding shares of Artisan common stock are voted in favor of the merger.

Appraisal Rights

You have the right under Delaware law to exercise appraisal rights and to receive payment in cash for the fair value of your shares of Artisan common stock determined in accordance with Delaware law. The fair value of shares of Artisan common stock as determined in accordance with Delaware law may be more or less than the merger consideration to be paid to non-dissenting Artisan stockholders in the merger. To preserve your rights, if you wish to exercise appraisal rights, you must not vote in favor of the adoption of the merger agreement and must follow specific procedures prescribed by Delaware law. You must precisely follow these specific procedures to exercise appraisal rights, or your appraisal rights may be lost. These procedures are described in this document, and the provisions of Delaware law that grant appraisal rights and govern those procedures are attached as Annex G. See “The Artisan Special Meeting—Appraisal Rights.”

Board of Directors Composition After the Merger

After completion of the merger, Mark R. Templeton, the president, chief executive officer and a director of Artisan, and Lucio L. Lanza, the chairman of Artisan’s board of directors, will join ARM’s board of directors and Mr. Lanza will also be appointed to the nomination committee of ARM’s board of directors. The remaining ARM directors will be those persons currently serving on ARM’s board of directors.

Interests of Directors and Officers of Artisan in the Merger

When considering the recommendation of the Artisan board of directors that you adopt the merger agreement, you should be aware that members of Artisan’s board of directors and executive officers have interests in the merger that are different from, or in addition to, your interests as an Artisan stockholder, including:

•	Mr. Templeton and Mr. Lanza (or, if they are unable or unwilling to serve in that capacity, any other individual(s) that may be reasonably acceptable to ARM and Artisan) will become directors of ARM and Mr. Lanza will be appointed to the nomination committee of ARM’s board of directors, in each case if approved by ARM shareholders;

•	Mr. Lanza has entered into a letter of appointment with ARM in connection with becoming a director of ARM (subject to approval by ARM shareholders) pursuant to which he will receive cash consideration and other benefits to the same extent as existing ARM non-executive directors;

•	Mr. Templeton has entered and Harry L. Dickinson, chief operating officer of Artisan, is expected to enter into employment agreements with ARM that will become effective upon the closing of the merger;

•	Artisan’s executive officers may be entitled to severance payments and the acceleration of the vesting of options in the event that their employment is terminated without cause or deemed to have been constructively terminated following the merger;

•	options held by Artisan’s non-employee directors will accelerate in connection with the merger regardless of whether the non-employee director joins ARM’s board of directors;

•	for a period of six years from the effective time of the merger, ARM will indemnify all current and former directors and officers of Artisan for liabilities for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by law or as provided in Artisan’s current organizational documents and existing indemnification agreements in effect as of the date of the merger agreement; and

•	ARM has also agreed to indemnify Mr. Templeton and Mr. Lanza in connection with their agreement to be appointed to ARM’s board of directors after the merger is completed with respect to liabilities they may incur as a result of the listing particulars and shareholders’ circular to be published by ARM in connection with the transactions contemplated by the merger to the same extent as existing ARM directors. ARM currently provides directors’ and officers’ insurance for its directors.

See “Interests of Directors and Officers of Artisan in the Merger.”

Conditions to Completion of the Merger

The completion of the merger depends upon the satisfaction of or, in some cases, waiver of a number of conditions, including the following:

•	adoption of the merger agreement by the Artisan stockholders;

•	approval of the merger agreement and related corporate matters by the ARM shareholders;

•	accuracy as of the closing date of the representations and warranties of Artisan and ARM, except where any failure to be accurate would not individually or in the aggregate have a material adverse effect on the party making the representations and warranties;

•	compliance in all material respects by Artisan and ARM with their respective obligations under the merger agreement;

•	absence of any law or court order prohibiting the merger;

•	the SEC declaring effective the registration statement of which this document forms a part and the registration statement on Form F-6 to register the ARM ADSs to be issued in the merger, the latter of which occurred on October 13, 2004;

•	the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which occurred on September 27, 2004;

•	receipt of the consent of H.M. Treasury in the United Kingdom, which occurred on September 29, 2004;

•	receipt of requisite approvals from relevant authorities in the United Kingdom for the admission to listing on the official list of the U.K. Listing Authority and admission to trading on the London Stock Exchange of ARM ordinary shares to be issued in the merger and the continued listing of ARM ADSs on the Nasdaq National Market;

•	receipt of opinions of tax counsel to the effect that, among other things, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code; and

•	the absence of any material adverse effect on Artisan or ARM.

See “Terms of the Merger Agreement—Conditions to Completion of the Merger.”

Termination of the Merger Agreement

Either ARM or Artisan may terminate the merger agreement by mutual agreement or if any of the following occurs:

•	if the merger is not completed before April 22, 2005;

•	if there is any law or final, nonappealable permanent injunction or other order of a court or other authority preventing the completion of the merger; or

•	if Artisan’s stockholders do not adopt the merger agreement at the Artisan special meeting or if ARM’s shareholders do not approve the merger and related proposals at the ARM extraordinary general meeting.

In addition, ARM may terminate the merger agreement if:

•	Artisan breaches any representation or warranty under the merger agreement or fails to perform any covenant or agreement set forth in the merger agreement such that the conditions relating to Artisan’s representations, warranties, covenants and agreements would not be satisfied and could not be satisfied by April 22, 2005;

•	Artisan willfully and materially breaches the provisions of the merger agreement restricting Artisan from soliciting, initiating or taking any action encouraging other acquisition proposals;

•	a tender or exchange offer for any outstanding shares of Artisan common stock is commenced and Artisan either fails to recommend against acceptance of that tender or exchange offer by its stockholders or takes no position with respect to the tender or exchange offer within 10 days of its commencement; or

•	Artisan’s board of directors withdraws or modifies its recommendation in favor of adoption of the merger agreement in a manner adverse to ARM or approves or recommends an acquisition proposal by a third party.

Furthermore, Artisan may terminate the merger agreement if:

•	ARM breaches any representation or warranty under the merger agreement or fails to perform any covenant or agreement set forth in the merger agreement such that the conditions relating to ARM’s representations, warranties, covenants and agreements would not be satisfied and could not be satisfied by April 22, 2005; or

•	ARM’s board of directors withdraws or modifies its recommendation in favor of the merger and related proposals in a manner adverse to Artisan.

See “Terms of the Merger Agreement—Termination of the Merger Agreement.”

Termination Fees

Artisan must pay to ARM a termination fee equal to $31 million if the merger agreement is terminated due to any of the following:

•	Artisan willfully and materially breaches the provisions of the merger agreement restricting Artisan from soliciting other acquisition proposals;

•	a tender or exchange offer for any outstanding shares of Artisan common stock is commenced and Artisan either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect to the tender or exchange offer within 10 days of its commencement; and

•	Artisan’s board of directors recommends or approves an acquisition proposal by a third party.

Alternatively, Artisan must pay to ARM a termination fee equal to $31 million if the merger agreement is terminated, and before that termination a third party has publicly announced its intention to make an acquisition proposal for Artisan, and if within nine months after either of the circumstances below, Artisan completes or enters into a definitive agreement with respect to an acquisition proposal with a third party:

•	the merger is not completed by April 22, 2005 and the third party has not publicly and unconditionally withdrawn its intention to make an acquisition proposal for Artisan; or

•	the Artisan stockholders do not approve the merger agreement and the third party has not publicly and unconditionally withdrawn its intention to make an acquisition proposal for Artisan before the date that is two weeks before the date of the Artisan special meeting.

Artisan must pay ARM a termination fee equal to $18 million if the merger agreement is terminated because Artisan’s board of directors withdraws or modifies in a manner adverse to ARM its approval or recommendation in favor of the merger. Additionally, if, within nine months after that termination, Artisan completes or enters into a definitive agreement with respect to an acquisition proposal with a third party, then Artisan must pay ARM an additional fee of $13 million.

ARM must pay Artisan a termination fee equal to $18 million if Artisan terminates the merger agreement because ARM’s board or directors withdraws or modifies in a manner adverse to Artisan its recommendation in a favor of the merger.

See “Terms of the Merger Agreement—Expenses; Payment of Termination Fees.”

Regulatory Approvals

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, and the rules promulgated under that statute, which prevent some transactions from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the applicable waiting periods end or expire. ARM and Artisan have furnished the required information and materials to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission.

Differences of Rights of ARM Shareholders and Artisan Stockholders

There are a number of material differences between the rights of stockholders under Artisan’s organizational documents and of shareholders under ARM’s organizational documents. Please refer to “Comparative Rights of ARM Shareholders and Artisan Stockholders” for a description of these material differences.

ARM ADSs

There are significant differences between the rights of holders of ARM ADSs and those of ARM ordinary shares. For more information regarding the characteristics of, and differences between, ARM ordinary shares and ARM ADSs, please refer to “Description of ARM Ordinary Shares” and “Description of ARM American Depositary Shares.”

Listing of ARM ADSs and ARM Ordinary Shares

ARM will use its best efforts to maintain the listing of the ARM ADSs on the Nasdaq National Market. ARM will use its best efforts to cause the ARM ordinary shares issued in connection with the merger to be admitted to the Official List of the U.K. Listing Authority and to trading on the main market for listed securities of the London Stock Exchange. See “The Merger—Listing of Shares.”

Currencies and Exchange Rates

References in this document to “U.S. dollars,” “dollars,” “$” or “cents” are to the currency of the United States and references to “pounds sterling,” “pounds,” “£,” “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound sterling. Solely for your convenience, this document contains translations of pounds sterling amounts into U.S. dollars at specified rates. You should not take these translations as assurances that the pounds sterling amounts currently represent U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate, at any time. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar are also likely to affect the market price of ARM ADSs.

On November 16, 2004, the latest practicable date for which exchange rate information was available before the submission of this document to the SEC, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was $1.854 per £1.00.

Share capital in ARM is represented by ARM ordinary shares with a nominal value of 0.05 pence per share. ARM ordinary shares are denominated in pounds sterling. Because ARM intends to pay cash dividends denominated in pounds sterling, exchange rate fluctuations will affect the U.S. dollar amounts that ARM’s shareholders will receive on conversion of dividends from pounds sterling to dollars.

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rates for pounds sterling expressed in U.S. dollars per pound sterling.

High and low exchange rates for the previous six months:

Month	High	Low
October 2004	$1.840	$1.779
September 2004	1.811	1.773
August 2004	1.846	1.792
July 2004	1.873	1.816
June 2004	1.839	1.809
May 2004	1.837	1.754

Average exchange rates of U.S. dollars per pound sterling for the past five years (1):

Calendar Year	Average
2004(2)	$1.820
2003	1.645
2002	1.508
2001	1.438
2000	1.512

(1)	The average of the noon buying rates on the last day of each month during the period.
(2)	Average exchange rate of the U.S. dollar per pound sterling for the ten months ended October 31, 2004.

For a discussion on the impact of exchange rate fluctuations on ARM’s results of operations, see “Risk Factors—Risks Related to ARM” and “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003.

Selected Historical Consolidated Financial Data of ARM

The selected historical consolidated financial data of ARM presented below for the years ended December 31, 2003, 2002 and 2001 were derived from ARM’s historical consolidated financial statements and the related notes contained in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this document. In addition, ARM’s selected historical consolidated financial data below for the years ended December 31, 2000 and 1999 were derived from ARM’s audited historical financial statements and the related notes for 2000 and 1999, which are not incorporated by reference into this document. You should read the selected financial data below in conjunction with these financial statements and notes. The financial statements have been prepared in accordance with U.S. GAAP. The information below and ARM’s consolidated financial statements are reported in pounds sterling. For the convenience of Artisan’s stockholders, ARM has also presented U.S. dollar amounts as of and for the year ended December 31, 2003, calculated at the rate of U.S. $1.81 per £1.00, which was the Financial Times closing rate at September 30, 2004. Historical financial information may not be indicative of future performance. The selected historical condensed consolidated financial statements of ARM for the nine months ended September 30, 2004 are contained elsewhere in this document. For the convenience of Artisan stockholders, ARM has also presented U.S. dollar amounts as of and for the nine months ended September 30, 2004, calculated at the rate of U.S. $1.81 per £1.00, which was the Financial Times closing rate at September 30, 2004.

It is important for you to read the following summary selected historical consolidated financial data together with the consolidated financial statements of ARM contained in this document for the period ended September 30, 2004. You should also read the following summary selected historical consolidated financial data together with the consolidated financial statements and accompanying notes contained in ARM’s Annual Report on Form 20-F for its year ended December 31, 2003, as well as the sections of ARM’s Annual Report on Form 20-F entitled “Operating and Financial Review and Prospects,” both of which are incorporated by reference into this document.

	Nine Months Ended September 30,					Years Ended December 31,
	2004 (1)	2004		2003		2003 (1)	2003		2002		2001		2000		1999
	(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Product revenues	$182,053	£100,582		£83,261		$204,454	£112,958		£132,911		£127,976		£84,562		£50,141
Service revenues	19,512	10,780		10,857		27,353	15,112		18,011		18,298		16,168		11,979

Total revenues	201,565	111,362		94,118		231,807	128,070		150,922		146,274		100,730		62,120
Cost of revenues	14,612	8,073		7,842		19,950	11,022		13,185		17,289		11,647		9,803
Operating expenses (2)	136,103	75,195		70,187		180,611	99,785		96,456		82,848		57,846		36,530

Income from operations	50,850	28,094		16,089		31,246	17,263		41,281		46,137		31,237		15,787
Interest, net	9,099	5,027		3,462		8,690	4,801		4,373		4,470		3,912		2,266
Minority interest	—	—		(105)		(190)	(105)		(232)		(303)		(192)		(64)
Income before income tax	59,949	33,121		19,446		39,746	21,959		45,422		50,304		35,384		17,989
Provision for income taxes	17,472	9,653		5,999		16,187	8,943		13,785		16,302		6,007		1,757

Net income	$42,477	£23,468		£13,447		$23,559	£13,016		£31,637		£34,002		£29,377		£16,232

Net income per ordinary share:
Basic (3)	$0.042	2.3	p	1.3	p	$0.023	1.3	p	3.1	p	3.4	p	3.0	p	1.7	p
Diluted (3)	.041	2.3		1.3		.023	1.3		3.1		3.3		2.9		1.6
Dividends per share	.016	0.88		—		—	—		—		—		—		—

	September 30, 2004 (1)	September 30, 2004	December 31,
			2003 (1)	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Capital expenditure	$5,801	£3,205	$6,525	£3,605	£15,616	£17,349	£11,842	£5,900
Cash and cash equivalents and short-term investments	315,936	174,550	289,213	159,786	130,304	104,467	75,266	51,804
Capital stock	100,683	55,626	97,315	53,765	51,730	45,935	42,991	40,671
Shareholders’ equity	373,497	206,352	340,416	188,075	172,470	135,845	100,972	67,113
Total assets	449,638	248,419	403,625	222,997	205,744	175,814	127,343	83,288
Number of ordinary shares, as adjusted to reflect changes in capital (4)	1,026,059	1,026,059	1,023,346	1,023,346	1,021,758	1,014,767	1,000,235	959,854

(1)	Purely for the convenience of the reader, U.S. dollar amounts have been translated from pounds sterling at the September 30, 2004 closing rate of £1.00 = $1.81.
(2)	Non-cash compensation relating to stock options granted between March 1997 and March 1998 at an exercise price below the fair value of the underlying stock on the grant date was recognized in an amount of £736,000 in 1999. There was no further compensation charge in 2000 and 2001, however, a charge of £56,000 occurred in 2002. That cost was allocated according to the functional areas of the relevant employees as research and development expense in the amounts of £284,000 in 1999; sales and marketing expense in an amount of £268,000 in 1999; and general and administrative expense in an amount of £184,000 in 1999. A further compensation charge of £310,000 occurred in 2003, which was classified as general and administrative expense.
(3)	For an explanation of net income per share and shares used in per share calculations, see “Notes to the Consolidated Financial Statements—Earnings per share” included in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003.
(4)	The number of shares have been adjusted, where applicable, to reflect the five for one share subdivision in April 2000.

Certain Differences between U.S. GAAP and U.K. GAAP

ARM is a U.K. company organized under the laws of England and Wales and its ordinary shares are admitted to trading on the main market for listed securities of the London Stock Exchange and its ADSs are quoted on the Nasdaq National Market. ARM currently maintains its internal financial reporting systems to report under U.K. and U.S. GAAP. Following the adoption of the IAS Regulation, all companies with securities listed on the London Stock Exchange will be required to comply with International Financial Reporting Standards (IFRS) for financial periods commencing on or after January 1, 2005. Therefore, ARM will be required to comply with IFRS for its fiscal year ending December 31, 2005, including the provision of comparable IFRS information for the financial year ending December 31, 2004.

In presenting financial information in accordance with U.S. GAAP, ARM is required to use different accounting rules with respect to certain critical accounting policies compared to those used under U.K. GAAP. For a discussion of the principal differences between the accounting policies applied by ARM under U.K. GAAP and U.S. GAAP, see “The Merger—Certain Differences between U.S. GAAP and U.K. GAAP.”

Selected Historical Consolidated Financial Data of Artisan

The table below presents a summary of selected historical consolidated financial data with respect to Artisan. The selected historical consolidated statement of operations data for the fiscal years ended September 30, 2004, 2003 and 2002 and the consolidated balance sheet data as of September 30, 2004 and 2003 were derived from Artisan’s historical audited consolidated financial statements, which are incorporated by reference into this document. The selected historical consolidated statements of operations data presented below for the fiscal years ended September 30, 2001 and 2000 and the selected historical consolidated balance sheet data as of September 30, 2002, 2001 and 2000 were derived from Artisan’s historical audited consolidated financial statements, which are not incorporated by reference into this document.

Artisan’s acquisitions of NurLogic Design, Inc. in February 2003 and certain assets of Synopsys’ physical library business unit in January 2001 resulted in a significant increase in Artisan’s costs and expenses primarily attributable to the increased headcount and amortization of goodwill and other intangibles associated with the acquisitions. The acquisitions have affected the comparability of the selected financial data set forth below.

It is important for you to read the following summary selected historical consolidated financial data together with the consolidated financial statements and accompanying notes contained in Artisan’s Annual Report on Form 10-K for its fiscal year ended September 30, 2004 as well as the section of Artisan’s Annual Report on Form 10-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference into this document.

	Fiscal Years Ended September 30,
	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
License	$57,454	$57,970	$27,728	$21,136	$17,042
Net royalty	31,089	10,543	9,518	4,621	3,250

Total revenue	88,543	68,513	37,246	25,757	20,292
Total costs and expenses	67,252	61,401	35,633	38,128	21,622

Operating income (loss)	21,291	7,112	1,613	(12,371)	(1,330)
Interest and other income, net	1,641	1,337	842	2,567	2,945

Income (loss) before provision for income taxes	22,932	8,449	2,455	(9,804)	1,615
Provision for income taxes	3,687	1,106	340	4,168	533

Net income (loss)	$19,245	$7,343	$2,115	$(13,972)	$1,082

Net income (loss) per share:
Basic (1)	$0.84	$0.38	$0.13	$(0.88)	$0.08
Diluted (1)	$0.77	$0.34	$0.12	$(0.88)	$0.07
Shares used in computing net income (loss) per share:
Basic	22,932	19,439	16,716	15,965	14,334
Diluted	25,105	21,690	17,991	15,965	15,456

	September 30,
	2004	2003	2002	2001	2000
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$153,706	$114,266	$52,244	$42,329	$54,016
Working capital	144,918	113,576	50,955	41,214	56,571
Total assets	245,236	187,103	82,448	73,026	71,930
Long term liabilities, net of current portion	7,316	5,191	2,422	689	235
Total stockholders’ equity	216,064	166,131	69,160	63,385	63,454

(1)	For an explanation of net income (loss) per share and shares used in per share calculations, see Note 13 to the Consolidated Financial Statements included in Artisan’s latest Annual Report on Form 10-K.

Comparative Per Share Data

Set forth below are the net income, cash dividends and book value per share data for each of ARM and Artisan on a historical basis, for ARM on a pro forma combined basis and on a pro forma combined basis per Artisan equivalent share. The exchange ratio for the merger is, on average, $9.60 in cash plus 4.41 ARM ADSs (or 13.23 ARM ordinary shares) for each Artisan common share.

The historical per share information is derived from ARM’s unaudited financial statements as of and for the nine months ended September 30, 2004, Artisan’s audited financial statements as of and for the fiscal year ended September 30, 2004, ARM’s audited financial statements as of and for the year ended December 31, 2003, all of which are incorporated by reference into this document other than ARM’s unaudited financial statements as of and for the nine months ended September 30, 2004 which are included in this document.

The unaudited ARM combined pro forma per share information is derived from, and should be read in conjunction with, the section of this document titled “Unaudited Pro Forma Combined Condensed Financial Information” and the related notes contained elsewhere in this document. The unaudited pro forma Artisan per share equivalents are calculated by multiplying the unaudited ARM pro forma combined per share amounts by the share only exchange ratio of 4.41 ARM ADSs (or 13.23 ARM ordinary shares) per share of Artisan common stock. The exchange ratio does not include $9.60 per share cash consideration.

Book value per share is calculated as shareholders’ equity per the balance sheet divided by the issued and outstanding shares at the applicable balance sheet date.

You should read the information below together with ARM’s and Artisan’s historical financial statements and related notes contained in the annual reports and other information that ARM and Artisan have filed with the SEC and which are incorporated by reference in this document. See “Where Artisan Stockholders Can Find More Information.” The unaudited pro forma combined data below is for illustrative purposes only. You should not rely on this information as indicating the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	Nine Months Ended September 30, 2004		Year Ended December 31, 2003
Historical per ARM Ordinary Share Data:
Net income—basic	2.3	p	1.3	p
Net income—diluted	2.3	p	1.3	p
Cash dividends	0.88	p	—
Book value	20.1	p	18.4	p

Pro Forma Combined per ARM Ordinary Share Data:
Net income/(loss)—basic	1.7	p	(0.3	p)
Net income/(loss)—diluted	1.6	p	(0.3	p)
Cash dividends	0.88	p	—
Book value	41.1	p	n/a

The historical financial statements of Artisan were presented in U.S. dollars. The historical per share data of Artisan and the pro forma equivalent per share data of Artisan have been translated into pounds sterling at the closing rate on September 30, 2004 of $1.81.

	Year Ended September 30, 2004			Year Ended September 30, 2003
Historical per Artisan Common Share Data:
Net income—basic	$0.84	46.4	p	$0.38	20.9	p
Net income—diluted	$0.77	42.4	p	$0.34	18.7	p
Cash dividends	—	—		—	—
Book value	$9.04	£5.00		$7.50	£4.14

	Nine Months Ended September 30, 2004			Year Ended September 30, 2003
Pro Forma Equivalent per Artisan Common Share Data:
Net income/(loss)—basic	$0.41	22.4	p	$(0.06)	(3.3	p)
Net income/(loss)—diluted	$0.38	20.9	p	$(0.06)	(3.3	p)
Cash dividends	$0.21	11.6	p	—	—
Book value	$9.83	£5.43		n/a	n/a

Unaudited Pro Forma Combined Condensed Selected Financial Data

The following selected unaudited pro forma combined financial data was derived from and should be read with the Selected Unaudited Pro Forma Condensed Combined Financial Statements and related notes included elsewhere in this document. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of ARM and Artisan. This information is for illustrative purposes only. You should not rely on the selected unaudited pro forma combined financial data as indicating the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	Nine Months Ended September 30, 2004		Year Ended December 31, 2003
	(in thousands, except per share date)
Revenue	£148,948		£172,910
Cost of revenues	16,705		21,921
Operating expenses	115,825		155,008
Interest, net	1,901		1,369
Provision for income taxes	1,113		568
Net income / (loss)	13,404		(3,323)
Net income / (loss) per share
Basic	1.7	p	(0.3p	)
Diluted	1.6	p	(0.3p	)

	September 30, 2004
	(in thousands)
Cash and cash equivalents, short-term investments and marketable securities	£134,217
Shareholders’ equity	549,606
Total assets	648,131

Comparative Market Price Data

The principal trading market for ARM ordinary shares is the London Stock Exchange, where they are traded under the ticker symbol “ARM.” ARM ADSs are quoted on the Nasdaq National Market, under the ticker symbol “ARMHY.” Artisan common stock is quoted on the Nasdaq National Market, under the ticker symbol “ARTI.”

Below are the per share closing prices for ARM ordinary shares as quoted on the London Stock Exchange, for ARM ADSs as quoted on the Nasdaq National Market and for Artisan common stock as quoted on the Nasdaq National Market. These prices are presented for August 20, 2004, the last trading day before the public announcement of the signing of the merger agreement, and November 16, 2004, the latest practicable date before the submission of this document to the SEC.

	Closing Sales Price of ARM Ordinary Shares	Closing Sales Price of ARM ADSs	Closing Sales Price of Artisan Common Stock	Artisan Share Price Equivalent Value (1)
August 20, 2004	100.5p	$5.51	$23.88	$33.89
November 16,2004	102.0p	$5.68	$34.06	$34.65

(1)	Consists of the sum of an amount equal to the closing sales price of ARM ADSs multiplied by 4.41 and the $9.60 per share in cash consideration to be received, on average, by Artisan stockholders.

See “Comparative Market Price and Dividend Data.”

Artisan stockholders are urged to obtain current market quotations for ARM ADSs, ARM ordinary shares and Artisan common stock before making a decision with respect to the merger.

RECENT DEVELOPMENTS

By resolutions passed at the annual general meeting of ARM held on April 26, 2004, ARM’s articles of association were amended so that:

•	ARM’s board of directors was authorized to allot ARM ordinary shares up to an aggregate nominal amount of £170,500, which authority will expire on the date of the annual general meeting in 2009 or on April 25, 2009, whichever is earlier; and

•	ARM’s board of directors was given authority to allot new ARM ordinary shares for cash, and to sell for cash any ARM ordinary shares which ARM may hold in treasury, provided that such power, which will expire on the date of the annual general meeting in 2009 or on April 25, 2009, whichever is earlier, was limited to the allotment of equity securities in connection with a rights issue and otherwise up to an aggregate nominal amount of £25,500.

RISK FACTORS

RISKS RELATED TO THE MERGER CONSIDERATION AND THE MERGER

The value of the merger consideration that Artisan stockholders will receive will depend on the value of ARM ADSs or ARM ordinary shares at the time the merger is completed and may therefore decrease in value.

Under the terms of the merger agreement, upon completion of the merger, Artisan stockholders, other than stockholders who properly exercise appraisal rights under Delaware law, will receive for each share of Artisan common stock, on average, $9.60 in cash and 4.41 ARM ADSs, (or, in the alternative, 13.23 ARM ordinary shares). Because the value of the merger consideration depends in part on the value of an ARM ADS or ARM ordinary share at the time the merger is completed, the value of the per share merger consideration that Artisan stockholders will receive in the merger cannot now be determined. Artisan stockholders will have the right to elect to receive consideration in cash or ARM ADSs (or ARM ordinary shares), or a combination thereof, subject to proration. The total aggregate consideration, assuming no dissenting shares, being paid for all shares of Artisan common stock, will be $9.60 in cash multiplied by the number of shares of Artisan common stock outstanding at the effective time of the merger, plus 4.41 ARM ADSs (or, in the alternative, 13.23 ARM ordinary shares), multiplied by the number of shares of Artisan common stock outstanding at the effective time of the merger. Using the number of shares of Artisan common stock outstanding as of November 16, 2004, and assuming no dissenting shares, a maximum of approximately $232 million in cash would be paid to Artisan stockholders.

As the average per share exchange ratio is fixed, the aggregate number of ARM ADSs or ARM ordinary shares that Artisan stockholders will receive in the merger will not change, even if the market prices of ARM ADSs or ARM ordinary shares changes. There will be no adjustment to the average per share exchange ratio or any right to terminate the merger agreement or the merger based solely on fluctuations in the prices of ARM ADSs or ARM ordinary shares. In addition, general market fluctuations may adversely affect the market prices of ARM ADSs or ARM ordinary shares. The market prices of ARM ADSs or ARM ordinary shares upon and after completion of the merger could be lower than the market prices on the date of the merger agreement, their current market prices or their respective prices on the date that any election to receive any particular form of merger consideration may be made.

The form or mix of merger consideration that an Artisan stockholder receives may be different from the form or mix of consideration that an Artisan stockholder has elected to receive. Artisan stockholders will not know the actual form or mix of consideration that they will receive at the time they vote on the merger.

The total amount of cash and the number of ARM ADSs (or ARM ordinary shares) that will be paid to all Artisan stockholders is fixed and will be allocated among stockholders according to formulas set forth in the merger agreement and discussed under “Terms of Merger Agreement—Merger Consideration—The Proration Rules.” The amount of cash, ARM ADSs (or ARM ordinary shares) or a combination thereof that an Artisan stockholder receives in the merger will depend on whether the stockholder has submitted an election form, what the stockholder has elected to receive and the elections made by all other stockholders. It will also depend on the volume weighted average of the volume weighted average of the trading prices of ARM ADSs on the Nasdaq National Market during 10 random trading days selected from the 20 trading days ending on and including the second trading day prior to the closing of the merger. Accordingly, the form or mix of merger consideration that an Artisan stockholder receives may be different from the form or mix that the Artisan stockholder elected to receive. A stockholder that elects to receive only cash could receive a combination of cash and ARM ADSs (or ARM ordinary shares), and a stockholder that elects to receive only ARM ADSs (or ARM ordinary shares) could receive a combination of ARM ADSs (or ARM ordinary shares) and cash.

The form or mix of merger consideration that an Artisan stockholder receives may impact the tax consequences for that Artisan stockholder.

Assuming the merger qualifies as a reorganization for U.S. federal income tax purposes, an Artisan stockholder that has elected to receive, and does in fact receive, only ARM ADSs (or ARM ordinary shares) generally will not recognize gain or loss in the merger for U.S. federal income tax purposes, other than with respect to cash received instead of fractional shares. An Artisan stockholder that has elected to receive, and does in fact receive, only cash generally will recognize any gain or loss in the merger for U.S. federal income tax purposes. If, however, a stockholder receives a combination of cash and ARM ADSs (or ARM ordinary shares) (regardless of whether such stockholder elected to receive only cash or only ARM ADSs (or ARM ordinary shares)), that stockholder generally will recognize gain for U.S. federal income tax purposes, if any, to the extent of the cash received, but will not be able to recognize loss, if any. For a more detailed description of the anticipated tax consequences of the merger, see “Material Tax Consequences.”

As discussed under “Terms of Merger Agreement—Merger Consideration—Making the Election,” the allocation of the merger consideration cannot be determined until after the merger is completed. Therefore, Artisan stockholders will not know the actual form or mix of consideration they will each receive at the time they vote on the merger.

The value that all Artisan stockholders are entitled to receive will be the same based on a specified measurement period, regardless of whether they receive cash or stock. However, the value of the consideration received by stockholders may differ at the time the merger consideration is actually paid because of fluctuations in the price of ARM ADSs (or ARM ordinary shares).

The value of the merger consideration Artisan stockholders receive will be the same whether a stockholder receives cash, ARM ADSs (or ARM ordinary shares) or a combination thereof based upon a formula for determining the merger consideration which is derived from the volume weighted average of the volume weighted average of the trading prices of ARM ADSs on the Nasdaq National Market during 10 random trading days selected from the 20 trading days ending on and including the second trading day prior to the closing of the merger. However, the current market value of an ARM ADS (or ARM ordinary share) on the date the merger consideration is paid to an Artisan stockholder is likely to be different from the average price of an ARM ADS. Thus, the current value of the per share merger consideration, on the dates that Artisan stockholders actually receive the merger consideration, is likely to differ depending upon the mix of cash and/or ARM ADSs (or ARM ordinary shares) received by each stockholder and the share prices of the ARM ADSs (or ARM ordinary shares) on the date on which the individual stockholder receives the merger consideration to which that stockholder is entitled.

Officers and directors of Artisan have potential conflicts of interest that could have affected their decision to support the merger.

Artisan stockholders should be aware of the potential interests of Artisan officers and directors that differ from those of Artisan stockholders when considering Artisan’s board of directors’ recommendation to approve the merger, including:

•	Mr. Templeton and Mr. Lanza will become directors of ARM and Mr. Lanza will be appointed to the nomination committee of ARM’s board of directors;

•	Mr. Lanza has entered into a letter of appointment with ARM in connection with becoming a director of ARM pursuant to which he will receive cash consideration and other benefits;

•	Mr. Templeton has entered and Mr. Dickinson, chief operating officer of Artisan, is expected to enter into employment agreements with ARM that will become effective upon the closing of the merger;

•	Artisan’s executive officers may be entitled to severance payments and the acceleration of the vesting of options in the event that their employment is terminated without cause or deemed to have been constructively terminated following the merger;

•	options held by Artisan’s non-employee directors will accelerate in connection with the merger regardless of whether the non-employee director joins ARM’s board of directors;

•	the combined company will indemnify all current and former directors and officers of Artisan for liabilities for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by law or as provided in Artisan’s current organizational documents and existing indemnification agreements in effect as of the date of the merger agreement for a period of six years from the effective time of the merger; and

•	ARM has also agreed to indemnify Mr. Templeton and Mr. Lanza in connection with their agreement to be appointed to ARM’s board of directors after the merger is completed with respect to liabilities they may incur including as a result of the listing particulars and shareholders’ circular published by ARM.

Because of these interests, Artisan’s directors and officers may be inclined to support a transaction which other stockholders do not view favorably. In addition, the number of shares required to adopt the merger agreement is less than an absolute majority of Artisan’s outstanding common stock on the record date because directors and officers holding 5% of Artisan’s outstanding common stock on the record date have agreed to vote their shares in favor of adoption of the merger agreement.

See “Interests of Directors and Officers of Artisan in the Merger.”

Uncertainty related to the merger could harm ARM’s and Artisan’s customer and foundry relationships.

In response to the announcement of the proposed merger, current and prospective customers of ARM and Artisan may delay or defer purchasing decisions. If ARM’s or Artisan’s customers delay or defer purchasing decisions, the revenues of ARM and Artisan, respectively, could materially decline or any anticipated increases in revenues could be lower than expected.

In addition, foundry partners may be concerned about continued development and support of certain of Artisan’s or ARM’s current or announced products. These foundry partners may also be doubtful that the combined company will continue Artisan’s licensing model including, but not limited to, royalty credits for future designs and free access to Artisan’s intellectual property components for integrated circuit designers. As a result, foundry partners may be reluctant to continue negotiation of or to enter into new agreements with ARM or Artisan. Foundry partners could also be reluctant to rely on a single vendor for a broad array of intellectual property components and RISC microprocessors and could select another vendor to provide them with products formerly supplied by ARM or Artisan. Foundry partners could also name another vendor as their vendor of choice to their customers.

Third parties may terminate or alter existing contracts with Artisan or ARM.

Artisan and ARM have contracts with suppliers, distributors, customers, licensors and other business partners. Various contracts require Artisan or ARM, as the case may be, to obtain consent from these other parties in connection with the merger. If these third party consents cannot be obtained on favorable terms, the combined company may suffer a loss of potential future revenue and may lose rights to facilities, intellectual property or other rights that are material to the business of the combined company.

The rights of holders of ARM ADSs to be issued in the merger will not be the same as the rights of holders of ARM ordinary shares.

The rights and terms of the ARM ADSs are designed to replicate, to the extent reasonably practicable, the rights of ARM ordinary shares, for which there is no active trading market in the United States. However, because of aspects of U.K. law, ARM’s memorandum of association and ARM’s articles of association and the terms of the deposit agreement under which the ARM ADSs are issued, the rights of holders of ARM ADRs are not identical to, and, in some respects, are less favorable than, the rights of holders of ARM ordinary shares. For more information regarding the characteristics of, and differences between, ARM ordinary shares and ARM ADSs, please refer to “Description of ARM Ordinary Shares” and “Description of ARM American Depositary Shares.” At the ARM extraordinary general meeting to be held in connection with the merger, the shareholders of ARM will consider and vote on a proposal to amend ARM’s articles of association to, among other things, approve the expansion of rights of holders of ARM ADSs as described in “The ARM Extraordinary General Meeting—Resolutions Proposed.” Approval of the proposal to amend ARM’s articles of association will require the approval of 75% or more of the votes cast at the ARM extraordinary general meeting. The approval of this proposal is not a condition to completion of the merger.

ARM and Artisan expect to incur significant costs associated with the merger.

ARM and Artisan estimate that they will incur direct transaction costs of approximately $34 million in connection with the merger, of which approximately $0.7 million had been paid as of August 31, 2004. Certain of ARM’s costs will be capitalized. Artisan’s costs in connection with the merger will be expensed. ARM and Artisan believe the combined company may incur charges to operations, but cannot reasonably estimate those costs at this time, in the quarter in which the merger is completed, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

Under U.S. GAAP, the combined company may not be able to recognize deferred revenues that were recorded on Artisan’s balance sheet prior to the completion of the merger, despite satisfying the combined company’s revenue recognition criteria. In addition, the combined company will record expenses incurred to perform the design services for those customers after the merger. Artisan recognizes a substantial amount of its revenues on a percentage of completion basis. As a result, ARM and Artisan cannot predict how much deferred revenue on Artisan’s balance sheet at the effective time of the merger will be affected by this requirement of U.S. GAAP and which the combined company will be unable to recognize.

If the merger is not completed, ARM’s and Artisan’s share prices and future business and operations could be harmed.

If the merger is not completed, ARM’s and Artisan’s share prices and future businesses and operations could be harmed and may be subject to certain material risks, such as:

•	the prices of ARM and Artisan shares may change to the extent that the current market prices of ARM and Artisan shares reflect an assumption that the merger will be completed; and

•	ARM’s and Artisan’s costs related to the merger, such as legal, accounting and some of the fees of their financial advisors, must be paid even if the merger is not completed.

Further, with respect to Artisan, if the merger is terminated and Artisan’s board of directors determines to seek another merger or business combination, Artisan may not be able to find a merger partner. Any other merger partner may not be willing to pay an equivalent, higher or more attractive merger consideration than that which is proposed to be paid by ARM in the merger. While the merger agreement is in effect, subject to specified exceptions, Artisan may not take any action to solicit, initiate or knowingly facilitate or encourage any takeover proposal or enter into or participate in negotiations or discussions with, disclose any information relating to Artisan or any of its subsidiaries to, or afford access to the business, properties, assets, books or records of Artisan or any of its subsidiaries, or otherwise cooperate in any way with any person that has made or is seeking to make, a takeover proposal.

Provisions of the merger agreement may discourage other companies from entering into a merger or other business combination with Artisan which might otherwise benefit their respective shareholders.

The merger agreement prohibits Artisan, subject to certain limited exceptions, from soliciting or encouraging any discussions regarding a proposal to enter into any business combination with any party other than ARM. Under specified circumstances, Artisan may be required to pay ARM a termination fee of $31 million or $18 million, as the case may be. The merger agreement also provides that subject to certain limited exceptions, ARM is prohibited from entering into certain business combinations that would delay the closing of the merger, result in a transaction that would be required to be reported by ARM as the acquisition of a significant subsidiary or would create a substantial risk that the merger would not receive antitrust approval. Under certain circumstances, ARM may be required to pay Artisan an $18 million termination fee. These restrictions may discourage other companies from entering into a merger or other business combination with Artisan or ARM which might otherwise benefit their respective shareholders.

The merger may be completed even though there has been a material adverse effect on ARM or Artisan.

In general, each party can refuse to complete the merger if there is a material adverse effect affecting the other party between the date of the signing of the merger agreement, August 22, 2004, and the closing of the merger. However, certain types of changes will not prevent the merger from going forward, even if they would have a material adverse effect on ARM or Artisan, including:

•	changes in the market prices or trading volumes of Artisan or ARM stock;

•	changes, circumstances or conditions affecting the industries, as a whole, in which ARM and Artisan participate, if those changes, circumstances or conditions do not disproportionately affect either or both of Artisan or ARM;

•	changes, circumstances or conditions in U.S. financial markets or, in the case of ARM, U.K. financial markets, if those changes, circumstances or conditions do not disproportionately affect either or both of Artisan or ARM;

•	changes in law or U.S. GAAP or, in the case of ARM, U.K. GAAP, if those changes do not disproportionately affect either or both of Artisan or ARM; and

•	any effects that ARM or Artisan can prove primarily resulted from the announcement or pendency of the merger.

If an adverse change occurs but ARM and Artisan must still complete the merger, ARM’s share price may suffer.

RISKS RELATED TO THE COMBINED COMPANY

The combined company may not realize the anticipated benefits of the merger.

The merger involves the integration of two companies that have previously operated independently. There can be no assurance, however, regarding when or the extent to which the combined company will be able to realize the benefits anticipated to result from the merger, including increased revenues, cost savings or other benefits. The combined company must integrate numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. ARM and Artisan have a number of information systems that are dissimilar, which will have to be integrated, or, in some cases, replaced. Difficulties associated with integrating ARM and Artisan, which could be exacerbated because they are headquartered in different countries, could have a material adverse effect on the combined company and the value of ARM ADSs or ARM ordinary shares.

In addition, under U.S. GAAP, ARM may not be able to record as revenue amounts classified as deferred revenue on Artisan’s balance sheet at the effective time of the merger even though the combined company will be required to provide those products or services to which the deferred revenue relates. Accordingly, the amounts recorded as deferred revenue in the balance sheet of Artisan at the merger date may not result in an equal amount of revenue being recognized by the combined business following completion of the merger.

The issuance of ARM ADSs and ARM ordinary shares pursuant to the merger and any future sale of substantial amounts of ARM ADSs or ARM ordinary shares could adversely affect ARM’s share price.

In connection with the merger, ARM expects to issue to Artisan stockholders approximately 106 million ADSs (or 319 million ARM ordinary shares) or approximately 24% of the total number of the outstanding shares of ARM following the merger, based on ARM ordinary shares and shares of Artisan common stock outstanding on November 16, 2004. In addition, ARM will assume all outstanding options to purchase shares of Artisan common stock, which as of November 16, 2004 was approximately 5.4 million, which would be converted into options to acquire approximately 100 million ARM ordinary shares at the closing of the merger assuming the value of an ARM ADS is the closing price on the Nasdaq National Market of an ARM ADS on November 16, 2004. Other than shares held by affiliates of Artisan or ARM, ARM ADSs or ARM ordinary shares, as the case may be, that are issued to Artisan stockholders, including upon the exercise of outstanding options will be freely tradable without restrictions or further registration under the Securities Act. Sales by Artisan stockholders acquiring ARM shares pursuant to the merger could adversely affect the market prices of ARM ADSs or ARM ordinary shares, as the case may be, by increasing the supply of shares available for sale compared to the demand. These sales may also make it more difficult for ARM to sell equity securities in the future at a time and price that ARM deems appropriate.

The merger could cause ARM or Artisan to lose key personnel, which could materially affect the combined company’s business and require the combined company to incur substantial costs to recruit replacements for lost personnel.

As a result of the announcement of the merger agreement, current and prospective ARM and Artisan employees could experience uncertainty about their future roles within ARM. This uncertainty may adversely affect the ability of the combined company to attract and retain key management, sales, marketing and technical personnel. ARM and Artisan employees may be concerned about the strategic focus and direction of the combined company, among other things, and seek to find employment elsewhere. Because ARM’s and Artisan’s boards of directors believe the combined company’s success will depend in part on whether it can enhance and introduce new generations of ARM and Artisan technology, ARM’s and Artisan’s boards of directors also believe the combined company will be particularly dependent on its ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for qualified personnel, particularly those with significant industry experience, is intense. Any failure to attract and retain key personnel prior to and after the consummation of the merger could have a material adverse effect on the business of the combined company.

The combined company’s business will be adversely affected if the combined company cannot manage the significant changes in the number of its employees and the size of its operations in the United States.

As a result of the merger, the combined company will significantly increase the number of its employees and the size of its operations in the United States. ARM will acquire approximately 339 employees of Artisan, a substantial number of whom are located in the United States. To date, most of ARM’s employees have been based in Cambridge, United Kingdom, Austin, Texas and Los Gatos, California. These significant changes in headcount may place a significant strain on the combined company’s management and other resources. The combined company will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

If the combined company is unable to manage its headcount, expenses, technological integration and the scope of its operations effectively, the cost and quality of the combined company’s products may suffer and the combined company may be unable to attract and retain key personnel and develop and market new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in that integration, could have a material adverse effect on the combined company after the merger and, as a result, on the market prices of ARM ADSs and ARM ordinary shares.

The combined company’s future capital needs may require that the combined company seek debt financing or additional equity funding which, if not available, could cause the business of the combined company to suffer.

From time to time, the combined company may be required to raise additional funds for its future capital needs through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the combined company to relinquish its rights to certain of its technologies or products. The combined company’s failure to raise capital when needed could have a material adverse effect on the business of the combined company.

The combined company’s business and future operating results may be adversely affected by events outside of its control and by the cyclical nature of the integrated circuit industry.

The combined company’s business and operating results will be vulnerable to interruption by events outside of its control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

The integrated circuit markets are cyclical and suffered significant downturns in 2001, 2002 and 2003. The primary customers for the combined company’s products are integrated circuit design and manufacturing companies. Any significant downturn in such customers’ demand could adversely affect the business of the combined company.

RISKS RELATED TO ARM’S BUSINESS

ARM’s quarterly results may fluctuate significantly and be unpredictable—this could adversely affect the market price of ARM’s shares.

ARM has experienced, and may in the future experience, significant quarterly fluctuations in its results of operations. ARM’s quarterly results may fluctuate because of a variety of factors. Such factors include:

•	the timing of entering into agreements with new licensees;

•	the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

•	the introduction of new technology by ARM, ARM’s licensees or ARM’s competition;

•	the timing of orders from and shipments to systems companies of ARM-based microprocessors from ARM’s semiconductor partners;

•	sudden technological or other changes in the microprocessor industry; and

•	new litigation or developments in current litigation.

In future periods, ARM’s operating results may not meet the expectations of public market analysts or investors. In such an event the market price of ARM’s shares could be materially adversely affected. A more detailed description of how ARM earns revenues from licensing fees and royalties is set forth in the sections entitled “Item 18. Financial Statements—Notes to the Consolidated Financial Statements—Revenue Recognition” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates” in its Annual Report on Form 20-F for the year ended December 31, 2003.

ARM is dependent on semiconductor partners.

ARM relies on semiconductor partners to manufacture and market microprocessors based on ARM’s architecture in order to receive royalties in the future. ARM also depends on them to add value to its licensed architecture by providing complete ARM-based microprocessor solutions to meet the specific application needs of systems companies. However, the semiconductor partners are not contractually obliged to manufacture, distribute or sell microprocessors based on ARM’s technology or to market ARM’s microprocessor architecture on an exclusive basis. Some of ARM’s existing semiconductor partners design, develop and/or manufacture and market microprocessors based on competing architectures, including their own, and others may do so in the future.

ARM cannot assure that its semiconductor partners will dedicate the resources necessary to promote and further develop ARM’s architecture, that they will manufacture microprocessors based on ARM’s architecture in quantities sufficient to meet demand, that ARM will be successful in maintaining its relationships with ARM’s semiconductor partners or that ARM will be able to develop relationships with new semiconductor partners. Although ARM believes that its strategy of selecting multiple semiconductor partners will expand the market for ARM’s architecture and lead to more rapid acceptance of ARM’s architecture by assuring multiple reliable sources of microprocessors at competitive prices, such a strategy may also result in distribution channel conflicts. This could create disincentives to market ARM’s architecture aggressively and make it more difficult to retain ARM’s existing semiconductor partners and to attract new partners.

Accurate prediction of revenues from new licenses is difficult because the development of a business relationship with a potential licensee may frequently span a year or more. The fiscal period in which a new license agreement will be entered into, if at all, is difficult to predict, as are the financial terms of any such agreement. Engineering services are dependent upon the varying level of assistance desired by licensees and, therefore, the revenue from these services is also difficult to predict.

The royalties ARM receives on ARM-based microprocessors are based on the volumes and prices of microprocessors manufactured and sold by ARM’s semiconductor partners. ARM’s royalties are therefore influenced by many of the risks faced by the microprocessor market in general. These risks include reductions in demand for microprocessors and reduced average selling prices. The embedded microprocessor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of microprocessors. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. ARM cannot be certain that delays in licensing, poor demand for services, decreases in microprocessor prices or in ARM’s royalty rates will not materially adversely affect ARM’s business, results of operations and financial condition.

ARM’s success depends substantially on systems companies.

ARM’s success depends substantially on the acceptance of ARM’s technology by systems companies, particularly those which develop and market high-volume electronic products in the wireless, consumer electronics and networking markets. The reason for this dependence is that sales of ARM-based microprocessors by its semiconductor partners to systems companies directly affect the amount of royalties ARM receives. ARM is subject to many risks beyond its control that may influence the success or failure of a particular systems company. These risks include:

•	competition faced by the systems company in its particular industry;

•	market acceptance of the systems company’s products;

•	technical challenges unrelated to ARM’s technology faced by the systems company in developing its products; and

•	the financial and other resources of the systems company.

It can take a long time to persuade systems companies to accept ARM’s technology and, even if accepted, ARM cannot be certain that its technology will be used in a product that is ultimately brought to market. Furthermore, even if ARM’s technology is used in a product brought to market, ARM cannot assure Artisan stockholders that such a product will be commercially accepted or result in significant royalties to ARM.

The availability of development tools, systems software and operating systems is crucial to the market acceptance of ARM’s architecture.

ARM believes that it is crucial for the market acceptance of ARM’s architecture that development tools, systems software and operating systems compatible with ARM’s architecture be available. ARM currently works with systems software and tools and development partners to offer development tools, systems software and operating systems for ARM’s architecture. However, ARM cannot assure Artisan stockholders that:

•	ARM will be able to attract additional development tools and systems software partners;

•	ARM’s existing partners will continue to offer development tools, systems software and operating systems compatible with ARM’s architecture; or

•	the available development tools, systems software and operating systems will be sufficient to support customers’ needs.

ARM depends largely on a small number of customers and products—this may adversely affect ARM’s revenues.

ARM’s revenues depend largely on a small number of licensees and products. As regards to revenues from licensees, ARM’s revenues in a particular period are generally concentrated in a small number of licensees. If ARM fails to achieve the performance required under a single license contract or if a single customer fails to make its milestone payments, ARM’s business, financial condition and results of operations could be materially adversely affected. In addition, any failure to develop successor products which offer significant competitive advantages to these customers in a timely manner or any decrease in demand for the ARM7, ARM9, ARM10 and ARM11 family products could materially adversely affect ARM.

General economic conditions may further reduce ARM’s revenues and harm ARM’s business.

ARM is subject to risks arising from adverse changes in global economic conditions. Because of economic uncertainties in many of ARM’s key markets, many industries are delaying or reducing technology purchases and investments. The impact of this on ARM is difficult to predict, but if businesses defer licensing ARM’s technology, require less services or development tools, or if consumers defer purchases of new products which incorporate ARM’s technology (for example, the slower than expected migration to 3G mobile phone technology), ARM’s revenue could decline. A decline in revenue would have an adverse effect on ARM’s results of operations and could have an adverse effect on ARM’s financial condition.

Rapid technological changes in ARM’s industry are difficult to predict—ARM’s business may be adversely affected if ARM cannot develop new products on a timely basis.

The market for ARM’s architecture is characterized by rapidly changing technology and end user needs. ARM’s business, reputation and relationships with its partners could be adversely affected if ARM cannot develop technological improvements or adapt its architecture to technological changes on a timely basis. Whether ARM will be able to compete in the future will substantially depend on its ability to advance its technology to meet these changing market and user needs and to successfully anticipate or respond to technological changes in hardware, software and architecture standards on a cost-effective and timely basis. ARM will have to make significant expenditures to develop its products. The long lead time from the initial design of ARM’s technology until it is incorporated into new end user applications will place significant strain on ARM’s research and development resources. Certain of ARM’s products have suffered delays in the past.

ARM cannot assure Artisan stockholders that the design of future products will be completed as scheduled, that ARM will be successful in developing and licensing new products, that ARM will not experience difficulties that delay or prevent the successful development, introduction and marketing of new products or that any new products that ARM may introduce will achieve market acceptance.

ARM may incur unanticipated costs because of products that could have technical difficulties or undetected design errors.

ARM’s products or technology could have a substantial technical difficulty or an undetected design error. This could result in unanticipated costs, including product liability litigation. The discovery of any design defect or any ensuing litigation could damage ARM’s results and reputation and ARM’s relationships with partners could be adversely affected.

ARM’s architecture may not continue to be accepted by the market.

There are competing microprocessor architectures in the market. ARM cannot assure investors that the market will continue to accept its architecture. Market acceptance of ARM’s architecture by semiconductor and systems companies for use in a variety of embedded applications is critical for ARM’s success. While ARM’s microprocessor architecture has already been licensed by many semiconductor and systems companies for use in a variety of high volume applications in the wireless, consumer electronics and networking markets, other microprocessor architectures have a larger installed base of embedded applications and are supported by a broad base of related software and development tools. A more detailed description of these competing architectures is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference. It may be difficult for ARM’s architecture to succeed against incumbent architectures as systems companies that have used other microprocessor architectures would need to invest in additional training and development tools and convert software for existing embedded applications in order to change to a new architecture. Moreover, some competing microprocessor architectures have been developed by firms, including some of ARM’s semiconductor partners that have substantially greater financial, technical and marketing resources than ARM does.

There may be risks associated with any strategic investments or acquisitions ARM may make.

ARM envisages making strategic investments or acquisitions where there is an opportunity to further the establishment of the ARM architecture. Exploring and implementing any investments or acquisitions will place strain upon ARM’s ability to manage its future growth and may divert management attention from ARM’s core design and licensing business. There are also other risks associated with this strategy. ARM cannot assure investors that ARM will be able to make investments or acquire businesses on satisfactory terms or that any business acquired by ARM or in which ARM invests will be integrated successfully into ARM’s operations or be able to operate profitably.

Competition—ARM may not be able to compete successfully in the future.

The markets for ARM’s products are intensely competitive and characterized by rapid technological change. For example, sales of Development Systems have continued to be affected by increased competition in the debug tools marketplace. ARM cannot assure investors that ARM will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, product quality, software availability, marketing and distribution capability, customer support, name recognition and financial strength. Further, given ARM’s reliance on its semiconductor partners, ARM’s competitive position is dependent on their competitive position. In addition, ARM’s semiconductor partners do not license ARM’s architecture exclusively, and several of them also design, develop, manufacture and market microprocessors based on their own architectures or on other non-ARM architecture. A more detailed description of the competition ARM face from new technologies or products is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Competition” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference.

ARM is dependent on senior management personnel and on hiring and retaining qualified engineers.

If ARM lose the services of any of its senior management personnel or a significant number of its engineers, it could be disruptive to ARM’s development efforts or business relationships and could have a material adverse effect on ARM’s business, financial condition and results of operations. Because its future success depends on whether ARM can continue to enhance and introduce new generations of its technology, ARM is particularly dependent upon its ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. Competition for qualified engineers, particularly those with significant industry experience, is intense. ARM is also dependent upon its senior management personnel. In addition, whether ARM can successfully expand geographically will depend on its ability to attract and retain sales and marketing personnel. In certain geographic regions, competition for such personnel is very intense.

ARM’s international operations expose the company to risks.

ARM currently has operations in various jurisdictions around the world and may in the future expand its operations either within these jurisdictions or to new jurisdictions. Some risks associated with these international operations are exposure to exchange rate fluctuations, political and economic conditions and unexpected changes in regulatory environments. Another risk it faces is that, particularly with respect to intellectual property, ARM is exposed to different legal jurisdictions. In addition, ARM could face potentially adverse tax consequences and difficulties in staffing and managing operations. With respect to foreign exchange, substantially all of ARM’s revenues are in U.S. dollars while ARM’s costs reflect the geographic spread of ARM’s operations and are concentrated primarily in pounds sterling. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, ARM engages in currency hedging transactions. A more detailed description of these hedging transactions is set forth in the section entitled “Item 5. Operating and Financial Review and Prospects” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference. Although ARM has not to date experienced any material adverse effects with respect to ARM’s foreign operations arising from such factors, ARM cannot assure investors that such problems will not arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on ARM’s ability to manage overall growth.

Claims may be made for which ARM does not have adequate insurance.

Since 2001 the insurance industry has faced unprecedented and escalating global events compounded by international economic uncertainty. As a result of these and other pressures, many insurers have withdrawn from certain market sectors. ARM has continued with its philosophy of only placing cover with secure underwriters with programs arranged individually to suit ARM’s needs. ARM currently has global insurance policies covering the following significant risks: business interruption, public and products liability, directors and officers liability, errors and omissions liability. ARM does not insure against claims concerning patent litigation, because ARM is of the view that any limited cover that could be obtained is prohibitively expensive. ARM’s results of operations could be materially adversely affected by the occurrence of a catastrophic event, to the extent that any resulting loss or claim is not covered under the terms of ARM’s then existing insurance policies.

ARM may be unable to protect and enforce proprietary rights and ARM may have to defend the company against third parties who claim that ARM has infringed their proprietary rights.

ARM’s ability to compete may be affected by whether ARM can protect and enforce its proprietary rights. ARM takes great care to protect its technology and innovations with patents, agreements with licensees, employees and consultants and other security measures. ARM also relies on copyright, trademarks and trade secret laws to protect its technology and innovations.

However, despite its efforts, ARM cannot assure Artisan stockholders that others will not gain access to ARM’s trade secrets, or that ARM can meaningfully protect its technology and innovations. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although ARM intends to protect its technology and innovations vigorously, there can be no assurance that such measures will be successful.

A more detailed description of how ARM protects its intellectual property is set forth in the section entitled “Item 4. Information on the Company—Business Overview—Patent and Intellectual Property Protection” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated herein by reference.

ARM takes great care to establish and maintain the proprietary integrity of ARM’s products. ARM focuses on designing and implementing its products in a “cleanroom” fashion, without the use of intellectual property belonging to other third parties, except under strictly maintained procedures and express license rights. In the event that ARM discovers that a third party has intellectual property rights covering a product that ARM is interested in developing, ARM will take steps to either purchase a license to use the technology or work around the technology by developing ARM’s own solution so as to avoid infringement of that other company’s intellectual property rights. Notwithstanding such efforts, third parties may yet make claims that ARM has infringed their proprietary rights.

An infringement claim or a significant damage award would adversely impact ARM’s operating results.

Substantial litigation and threats of litigation regarding intellectual property rights exist in ARM’s industry and the integrated circuit industry. From time to time, third parties, including ARM’s competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to ARM’s business. ARM cannot be certain that it would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against ARM, regardless of the duration, outcome or size of damage award, could:

•	result in substantial cost to ARM;

•	divert management’s attention and resources;

•	be time consuming to defend;

•	result in substantial damage awards;

•	cause product shipment delays; or

•	require ARM to seek to enter into royalty or other licensing agreements.

Any infringement claim or other litigation against or by ARM could have a material negative affect on ARM’s business.

In any potential dispute involving ARM’s intellectual property, its customers and strategic partners could also become the target of litigation. This could trigger ARM’s indemnification obligations in its license agreements, which could result in substantial expense to ARM. In addition to the time and expense required for ARM to supply support or indemnification to its customers and strategic partners, any litigation could severely disrupt or shut down the business of its customers and strategic partners, which in turn would hurt ARM’s relations with them and harm ARM’s operating results.

From time to time, ARM may be subject to claims by its customers or customers of the companies it has acquired that its intellectual property components or products of acquired companies that have been incorporated into electronic products infringe the intellectual property rights of others.

Adverse effects could result from a change in financial reporting in accordance with international financial reporting standards (IFRS).

ARM maintains its internal financial reporting systems to report under U.K. GAAP and U.S. GAAP. The European Union has passed a regulation that requires listed European companies to comply with International Financial Reporting Standards (IFRS) in their group financial statements for financial years starting on or after January 1, 2005. Therefore, it is expected that ARM will have to comply with IFRS for its financial year ending December 31, 2005, including the provision of comparable IFRS information for the financial year ending December 31, 2004. It is not possible to quantify the impact that the switch from U.K. GAAP to IFRS will have on ARM, although their implementation could adversely affect ARM’s reported results, including in relation to the valuation of intangible assets, on a basis consistent with that adopted under U.S. GAAP, and the treatment of share option programs.

Changes in stock option accounting rules may adversely impact ARM’s reported operating results prepared in accordance with U.S. GAAP or IFRS and its competitiveness in the employee marketplace.

Technology companies in general and ARM in particular have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Any changes requiring that ARM record compensation expense in the statement of operations for employee stock options using the fair value method or changes in existing taxation rules related to stock options would have a significant negative effect on ARM’s reported results. Several agencies and entities are considering, and the Financial Accounting Standards Board has announced, proposals to change generally accepted accounting principles in the United States that, if implemented, would require ARM to record charges to earnings for employee stock option grants. The International Accounting Standards Board has issued IFRS 2, under which the amount recognized as a charge for equity settled transactions for employee services is the fair value of the equity instrument at the grant date, charged over the vesting period, which is the longer of the date that the shares (or options) can be exercised and any subsequent vesting conditions. This change will result in lower reported earnings per share. The Financial Accounting Standards Board has issued a draft standard, which would if implemented, change U.S. GAAP such that ARM would be required to record charges to earnings for employee stock options on a basis similar to that required under IFRS. In addition, such a change could impact ARM’s ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to ARM in the employee marketplace.

RISKS RELATED TO ARTISAN’S BUSINESS

Artisan’s quarterly operating results may fluctuate.

Artisan’s operating results have fluctuated in the past, and may fluctuate in the future, as a result of a number of factors including:

•	fluctuations in the demand for integrated circuits and end user products that incorporate integrated circuits;

•	Artisan’s ability to develop, introduce and market new intellectual property components before Artisan’s competitors;

•	the relatively large size and small number of orders Artisan receives during a given period;

•	the timing of orders, reflecting in part the capital budgeting and purchasing cycles of Artisan’s customers and their customers;

•	the length of Artisan’s sales cycle;

•	the gain or loss by Artisan of a large integrated circuit manufacturing customer or the gain or loss by an Artisan customer of a major order of integrated circuits containing its intellectual property components;

•	the size and timing of the manufacture and sale by Artisan’s integrated circuit manufacturing customers of integrated circuits containing its intellectual property components;

•	the timing and results of Artisan’s audit of royalty reports submitted to it by Artisan customers;

•	the timing of Artisan’s customers’ release of their technical information, which Artisan may need in order to make progress on contracts;

•	the accuracy of Artisan’s estimates for project completion costs, which require significant management judgment and discretion;

•	Artisan’s progress on contracts that are recognized as revenue on a percentage-of-completion basis, which represent a substantial majority of Artisan’s contracts and generally have completion periods of three to nine months; and

•	the timing and magnitude of costs incurred by Artisan in developing and marketing new intellectual property components and market acceptance of such components.

Artisan’s future revenue may fluctuate from quarter to quarter and on an annual basis as a result of these and other factors. Artisan’s expense levels are based in part on Artisan’s expectations regarding future revenue. If revenue is below Artisan’s expectations in any quarter and Artisan is not able to adjust spending in a timely manner, the negative effect of such shortfall may increase. Artisan intends to continue to invest in product development, product marketing, licensing and support programs in an effort to maximize the growth of future revenue and net income. Accordingly, it is likely that in some future quarters Artisan’s expenses will represent a greater than expected percentage of its revenue, causing its operating results to fall below the expectations of public market analysts and investors.

Artisan’s sales cycle is unpredictable and may be more than 12 months, so Artisan may fail to adjust its resources and expenses adequately to meet anticipated or actual demand.

The license of Artisan’s intellectual property components typically involves a significant commitment of capital by the integrated circuit manufacturer and a purchase will often be timed to coincide with an integrated circuit manufacturer’s migration to a new manufacturing process or process variation. Potential customers generally commit significant resources to an evaluation of available intellectual property components and require that Artisan expend substantial time, effort and resources to educate them about the value of Artisan’s intellectual property components. Despite these efforts, potential customers may select an alternate product or delay or forego a license of Artisan’s intellectual property components. As a result, the sales cycle for Artisan’s intellectual property components is long, typically ranging from three to nine months, and may in some cases be more than 12 months. Artisan’s ability to forecast the timing and scope of specific sales is limited. If Artisan were to experience a delay in its orders, it could harm Artisan’s ability to meet its forecasts or investors expectations for a given quarter and ultimately result in a decrease in its operating results. For example, in recent months Artisan’s customers have been slower than in the past at giving Artisan the specifications Artisan needs to produce its libraries for their new processes. Artisan believes the reason for the delay is diversion of resources to meet production requirements due to heavy volumes. Because Artisan recognizes license revenue on a percentage of completion basis, Artisan recognized less license revenue than it expected.

Once Artisan receives and accepts an order for a customized product from an integrated circuit manufacturer, it must commit significant resources to customizing its products for the integrated circuit manufacturer’s manufacturing process. Artisan generates a substantial majority of its license revenue from customized products. This customization is complex and time consuming and is subject to a number of risks over which Artisan has little or no control. These risks include the integrated circuit manufacturer’s alterations of its manufacturing process and the timing of its migration to a new process. Typically, this customization, once started, takes from three to nine months to complete and any delays may cause Artisan to defer revenue recognition or potentially lose orders. If Artisan fails to adequately adjust its resources and expenses to meet actual demand and actual revenue, Artisan’s business may suffer. If anticipated orders fail to materialize, Artisan may be unable to reduce its resources and expenses in time and its operating results could suffer. In addition, where integrated circuit manufacturer orders exceed anticipated demand, Artisan may be unable to deliver customized products in time to meet the integrated circuit manufacturer’s requirements. Any delays in product customization and delivery, such as those caused by technical or operational difficulties, give rise to the risk of alteration or potential cancellation of orders or may harm Artisan’s relationships with its customers.

Because Artisan relies on a relatively small number of integrated circuit manufacturers for a large portion of its revenue, its revenue could decline if Artisan’s integrated circuit manufacturing customers do not continue to purchase and use Artisan’s intellectual property components.

Artisan has been dependent on a relatively small number of integrated circuit manufacturing customers for a substantial portion of its revenue, although the integrated circuit manufacturers comprising this group have changed from time to time. For fiscal 2004, Taiwan Semiconductor Manufacturing Company, or TSMC, accounted for 26% of Artisan’s total revenue and United Microelectronics Corporation, or UMC, accounted for 19% of Artisan’s total revenue; for fiscal 2003, International Business Machines Corporation, or IBM, accounted for 18% of Artisan’s total revenue and Chartered Semiconductor Manufacturing, or Chartered, accounted for 10% of Artisan’s total revenue. For fiscal 2002, TSMC accounted for 39% of Artisan’s total revenue. Artisan anticipates that its revenue will continue to depend on a limited number of major customers for the foreseeable future, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new contracts, the timing of work performed by Artisan and the number of designs utilizing Artisan’s products.

Artisan’s business is subject to many risks beyond its control that influence the success of these and other customers, including competition faced by these manufacturers, market acceptance of its products, and the engineering, sales and marketing capabilities of such customers. In addition, Artisan believes that the licensing of its intellectual property components by integrated circuit manufacturers is driven in part by a desire on the part of such manufacturers to attract integrated circuit designers to their foundries. In the event that these manufacturers begin to operate at or near their manufacturing capacities, they may elect to reduce their marketing activities, including their purchase of Artisan’s products for use by integrated circuit design teams.

Artisan has incurred operating losses in past periods and may be unable to maintain profitability.

Although Artisan was profitable in recent years, Artisan incurred net operating losses in the first nine months of fiscal 2002, fiscal 2001 and fiscal 1999. If Artisan’s revenue in future periods increases more slowly than Artisan expects, or not at all, Artisan may not maintain profitability. In addition, most of Artisan’s operating expenses are fixed in the short term, so any shortfall in anticipated revenue in a given period could significantly reduce Artisan’s operating results below expectations. Artisan expects to continue to incur significant expenses in connection with product development, operational and administrative activities and expansion of its sales and marketing efforts. As a result, Artisan will need to increase revenue relative to increases in costs to maintain profitability. For example, if Artisan increases its headcount in expectation of processing a substantial increase in orders and Artisan does not receive those orders or is unable to recognize the related revenue in the short-term, Artisan may incur losses. Artisan may be unable to sustain or increase profitability on a quarterly or annual basis. If Artisan fails to maintain profitability, its business and financial condition would suffer, it could lose the benefit of tax credits and deferred tax assets and its operating results could decline.

TSMC, one of Artisan’s largest customers, develops and distributes products that compete with Artisan.

TSMC, one of Artisan’s largest integrated circuit manufacturing customers, has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same purpose as components produced by Artisan. The intellectual property components developed by TSMC have competed and are expected to continue to compete with Artisan’s products. Artisan believes that TSMC is more aggressively developing and distributing these products to encourage its customers to use TSMC to manufacture their current and future designs. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than Artisan and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc., Magma Design Automation, Inc., Synopsys, Inc. and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than Artisan. If TSMC is successful in supplying its own intellectual property components to third parties either directly or through distribution arrangements with other companies, Artisan’s revenue from TSMC, its revenue from other customers and its operating results could be negatively affected.

Artisan’s customers are not obligated to purchase additional products from Artisan or manufacture integrated circuits with Artisan’s products, which may cause Artisan’s operating results to suffer.

None of Artisan’s customers has a written agreement with Artisan that obligates them to license future generations of intellectual property components or additional intellectual property components from Artisan, and Artisan cannot be certain that any customer will license intellectual property components from Artisan in the future. Artisan’s revenue from these customers may be comprised of license fees and royalties. In addition, Artisan cannot be certain that any of the integrated circuit manufacturers will produce products incorporating Artisan’s intellectual property components or that, if production occurs, they will generate significant royalty revenue. If one or more of Artisan’s major integrated circuit manufacturing customers stops licensing Artisan’s intellectual property components, reduces its orders, fails to pay license or royalty fees due or does not produce products containing Artisan’s intellectual property components, Artisan’s operating results could be materially and negatively affected.

Artisan has relied and expects to continue to rely on royalties as a key component of its business model and if Artisan fails to realize expected royalties its business will suffer.

Royalties are calculated based on the selling prices of integrated circuits or wafers containing Artisan’s intellectual property components. Artisan believes that its long-term success is substantially dependent on future royalties. Artisan faces risks inherent in a royalty-based business model, such as the rate of incorporation of its intellectual property components into integrated circuit designs, the rate of adoption of Artisan’s intellectual property components by integrated circuit manufacturers and the demand for products incorporating these integrated circuits. Artisan’s royalty revenue is highly dependent upon the level of integrated circuit production and sales by its integrated circuit manufacturing customers. Fluctuations in orders placed with Artisan’s integrated circuit manufacturing customers from their customers could significantly affect Artisan’s royalty revenue and operating results. Additionally, Artisan’s ability to forecast and realize royalty revenue is limited by factors that are beyond its control. These factors include the timing of the manufacture of royalty-bearing integrated circuits or wafers, the price charged by integrated circuit manufacturers to their customers for royalty-bearing integrated circuits or wafers, and the quantity of royalty-bearing integrated circuits or wafers ordered and actually manufactured. Artisan believes that a significant portion of its royalty revenue in the nine months ended June 30, 2004 was derived from the manufacture and sale of integrated circuits for graphics applications. If the market for integrated circuits in graphics applications declines, Artisan’s royalty revenue may be adversely affected. On a period to period basis, net royalty revenue may vary significantly. Net royalty revenue as a percentage of Artisan’s total revenue was 35% in fiscal 2004, 15% in fiscal 2003 and 26% in fiscal 2002.

There is significant delay and uncertainty between the delivery of Artisan’s intellectual property components and the generation of royalty revenue. In addition to the factors described above, this delay and uncertainty is due to the delivery and application of Artisan’s intellectual property components early in the integrated circuit design process and delays in the reporting of the production and sale of royalty bearing integrated circuits or wafers. The time between the delivery of Artisan’s intellectual property components to a customer and the manufacture in volume of integrated circuits containing Artisan’s intellectual property components may be three years or longer. Thus, Artisan cannot anticipate the impact of royalty payments on its financial results when it negotiates royalty agreements. Artisan recognizes royalty revenue in the quarter in which it receives a royalty report from an integrated circuit manufacturer, provided that other conditions to revenue recognition have been satisfied. As a result, Artisan’s recognition of royalty revenue typically lags behind the quarter in which the related integrated circuit is manufactured or sold by the integrated circuit manufacturing customer by at least one quarter. Artisan cannot be certain that its business strategy will be successful in expanding the number of contracts with integrated circuit manufacturers, nor can Artisan be certain that it will receive significant royalty revenue in the future.

TSMC accounted for 53% of Artisan’s net royalty revenue in fiscal 2004, 75% in 2003 and 89% in 2002. Artisan’s agreements with TSMC provide that royalty rates decrease in accordance with a fixed schedule over the life of a given process. As a result, Artisan’s net royalty revenue may decline if royalties from TSMC continue to represent a substantial portion of Artisan’s net royalty revenue.

Artisan also faces risks relating to the accuracy and completeness of the royalty collection process. Artisan’s ability to generate royalty revenue depends, in part, on its ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties. Artisan has only limited experience and systems in place to conduct reviews of the accuracy of the royalty reports it receives from its licensees. Artisan has the right to audit the records of integrated circuit manufacturers who license Artisan’s intellectual property components to help ensure the integrity of their royalty reporting systems; however, these audits may only be conducted periodically and may be at Artisan’s expense. Artisan cannot be certain that the costs incurred by it in conducting these audits will not exceed the royalties that result from these efforts. As the number of Artisan licensed manufacturers and end users grow, Artisan’s ability to monitor and enforce agreements for the determination and payment of royalties may be further constrained by increases in the volume of information to be processed and limitations on available resources. Furthermore, the timing and findings of such royalty audits have resulted in and are expected to continue to result in significant fluctuations in the level and timing of Artisan’s royalty revenue. Royalty audits may also trigger disagreements over contract terms with Artisan’s licensees and such disagreements could impact customer relations, divert the efforts and attention of Artisan’s management from normal operations and impact Artisan’s business operations and financial condition.

If Artisan fails to enhance its intellectual property components and develop and deliver intellectual property components on a timely basis, Artisan may not be able to address the needs of its customers, its technology may become obsolete and its results of operations may be harmed.

Artisan’s customers compete in the integrated circuit industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. The development of new manufacturing processes, the introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, Artisan’s future success will depend on its ability to continue to enhance its existing intellectual property components and to develop and introduce new intellectual property components that satisfy increasingly sophisticated customer requirements and that keep pace with new product introductions, emerging manufacturing process technologies and other technological developments in the integrated circuit industry. As long as Artisan remains a stand-alone company, Artisan intends to continue to invest heavily in the development of new products and enhancements to its existing products. This investment of funds, time and other resources involves numerous risks, including risks of development obstacles and delays and risks of poor market reaction to such new products, which could cause Artisan’s expenses to represent a greater than expected percentage of its revenue in any given quarter. If Artisan fails to anticipate or adequately respond to changes in manufacturing processes or customer requirements, or if Artisan experiences significant delays in intellectual property component development, its business and operating results may be negatively affected. Artisan cannot be certain that it will avoid difficulties that could delay or prevent the successful introduction, development and sale of new or enhanced intellectual property components or that the new or enhanced intellectual property components will achieve market acceptance. If Artisan does not satisfy its delivery commitments, then it could also be exposed to litigation or claims from its customers. Any claim could have a material negative effect on Artisan’s business.

From time to time, Artisan has experienced delays in the progress of customization of new intellectual property components for a given customer, such as those caused by technical or operational difficulties, and Artisan may continue to experience delays in the future. Any delay or failure to meet customers’ expectations could result in damage to customer relationships and Artisan’s reputation, underutilization of engineering resources, delay in the market acceptance of Artisan’s intellectual property components or a decline in revenue, any of which could negatively affect its business.

Artisan faces risks from sales to foreign customers and foreign operations, which could reduce Artisan’s operating results and harm its financial condition.

Historically, a large portion of Artisan’s total revenue has been derived from integrated circuit manufacturers located outside of the United States. International revenue as a percentage of Artisan’s total revenue was approximately 77% in fiscal 2004, 69% in fiscal 2003 and 75% in fiscal 2002. Revenue derived from customers in Taiwan as a percentage of Artisan’s total revenue was approximately 46% in fiscal 2004, 21% in fiscal 2003 and 44% in fiscal 2002. Artisan anticipates that international revenue will remain a substantial portion of its total revenue in the future. To date, all of Artisan’s revenue from international customers has been denominated in U.S. dollars. If Artisan’s competitors denominate their sales in a currency that becomes relatively inexpensive in comparison to the U.S. dollar, then Artisan may experience fewer orders from international customers whose business is based primarily on the less expensive currency. In addition, future dislocations in international financial markets may materially affect Artisan’s business.

To the extent that Artisan remains a stand-alone company, Artisan intends to expand its sales, marketing and design activities in Asia and Europe. Artisan has established an engineering services and support facility in Bangalore, India and, to the extent Artisan remains a stand-alone company, intends to increase its presence in China and Taiwan. International expansion will result in increased costs and may not be successful, which could harm Artisan’s business. Artisan’s expansion of international activity and dependence on customers outside the United States involves a number of risks including:

•	the impact of possible recessions in economies outside the United States, which, given Artisan’s reliance on foreign customers for a substantial portion of its revenue, could have a significant negative impact on Artisan’s business and results of operations;

•	political and economic instability, including instability relating to North Korea and tensions between Taiwan and China and India and Pakistan, which could have a significant impact on Artisan due to the concentration of Artisan’s manufacturing and design customers in Taiwan and its design center in India;

•	the impact of a possible recurrence of Severe Acute Respiratory Syndrome (SARS) in China, Taiwan and other countries in which Artisan does a significant amount of business;

•	exchange rate fluctuations which, due to the denomination of Artisan’s foreign sales in U.S. dollars, could significantly increase the cost of Artisan’s products to its foreign customers;

•	the impact of export license requirements, such as those that may apply to Artisan’s high-speed specialty input/output circuits, could necessitate changes to its existing open access web-based distribution platform and delay or prevent sales to customers in restricted countries;

•	difficulties in enforcement of contractual and intellectual property rights, which difficulties could have a significant adverse effect on Artisan’s business given its open access distribution model, and its reliance on contractual and intellectual property rights to limit the use of its products and generate royalties; and

•	difficulties and costs of staffing and managing foreign operations, which, given Artisan’s lack of experience with remote operations and its expansion into India, could have a significant negative impact on Artisan’s business.

If Artisan is unable to sustain or increase revenue derived from international customers or minimize the foregoing risks, its business may be materially and adversely affected.

International political instability may increase Artisan’s cost of doing business and disrupt its business.

Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, continuing military action in Afghanistan and Iraq, kidnappings of foreigners in Malaysia, strained international relations with North Korea, tensions between Taiwan and China, tensions between India and Pakistan and other conflicts in the Middle East and Asia, may halt or hinder Artisan’s ability to do business and may increase its costs. This increased instability may, for example, negatively impact the reliability and cost of transportation, negatively affect the desire of Artisan’s employees and customers to travel, lead to stricter export controls, adversely affect Artisan’s ability to obtain adequate insurance at reasonable rates or require Artisan to take extra security precautions for its domestic and international operations. In addition, this international political instability has had and may continue to have negative effects on financial markets, including significant price and volume fluctuations in securities markets. If this international political instability continues or escalates, Artisan’s business and results of operations could be harmed.

If Artisan loses any of its key personnel or is unable to attract, train and retain qualified personnel, its ability to manage its business and continue its growth would be negatively impacted.

Artisan’s success depends in large part on the continued contributions of its key management, engineering, sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. None of Artisan’s senior management, key technical personnel or key sales personnel is bound by a written employment contract to remain with Artisan for a specified period. In addition, Artisan does not currently maintain key man life insurance covering its key personnel. Artisan’s success also depends on its ability to attract, train and retain highly skilled managerial, engineering, sales, marketing and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. If Artisan is unable to effectively integrate and utilize newly hired engineering, management or sales personnel, the execution of its business strategy and its ability to react to changing market conditions may be impeded and its business could suffer. Competition for personnel is intense, and Artisan cannot be certain that it will be successful in attracting and retaining qualified personnel. If Artisan loses the services of any key personnel, is unable to attract or retain qualified personnel in the future or experience delays in the integration of new personnel in the United States and abroad, its business and operations may suffer.

Artisan’s historical growth and acquisitions have placed a significant strain on Artisan’s management systems and resources and Artisan may be unable to effectively control its costs and implement its business strategies as a result.

Artisan’s ability to license its intellectual property components and manage its business successfully in a rapidly evolving market requires an effective planning and management process. Artisan’s historical growth, international expansion, acquisitions, including its acquisition of NurLogic in February 2003, have placed, and are expected to continue to place, a significant strain on Artisan’s managerial, operational and financial resources. Artisan has established an engineering service and support facility in Bangalore, India and plans to increase its presence in China and Taiwan. Artisan’s international expansion has resulted and is expected to continue to result in increased costs.

Artisan’s customers rely heavily on its technological expertise in designing, testing and manufacturing products incorporating its intellectual property components. Relationships with new integrated circuit manufacturers generally require significant engineering support that may increase the strain on Artisan’s personnel, particularly its engineers. Artisan cannot be certain that its systems and resources will be adequate to support its operations or that Artisan’s management will be able to achieve the rapid execution necessary to implement its business plan.

If Artisan is not able to enhance and develop its analog and mixed signal business, its overall business may suffer.

Artisan acquired NurLogic, a private provider of analog, mixed-signal and communication components, in February 2003. Artisan has integrated the acquired workforce and operations and Artisan is working towards the effective development of this business. Artisan faces various challenges and risks associated with its analog and mixed signal business, including, but not limited to:

•	the retention and motivation of employees with the relevant analog and mixed signal expertise;

•	the retention of existing customers and acquisition of new customers for analog, mixed signal and communications components and the development of additional customers and markets for such products;

•	the realization of financial and strategic returns on Artisan’s substantial investment in acquiring, developing and operating its analog and mixed signal business;

•	if the value of intangible assets acquired by Artisan becomes impaired, Artisan will be required to write down the value of such assets, which would negatively affect its financial results;

•	Artisan may incur liabilities, including liabilities for intellectual property infringement or indemnification claims against NurLogic by its former customers;

•	the effective allocation of management attention and financial resources across Artisan’s entire business; and

•	avoiding the disruption of Artisan’s ongoing business.

Artisan licenses its analog and mixed signal components to both semiconductor manufacturers and end users. Most providers of analog and mixed signal components license their products directly to end users who agreed to pay license fees directly to such providers. Artisan cannot be sure that semiconductor manufacturers will be willing to license and pay for analog and mixed signal intellectual property components for the benefit of end users in the same way as such manufactures have historically licensed digital intellectual property components from Artisan. To date, Artisan has had only moderate success in expanding the customer base for these products beyond NurLogic’s historical customer base. Sales to end users typically involve lower dollar values, more frequent transactions and shorter delivery times and tend to require more sales, support and legal resources to process, all of which may strain Artisan’s existing resources. In addition, analog and mixed signal intellectual property components tend to require a greater degree of customization for a particular use than do many of Artisan’s other products. Artisan has invested and continues to invest substantial resources in the acquisition and development of its analog and mixed signal business. If Artisan is not able to successfully develop this business, Artisan’s revenue from this business may not grow at a rate sufficient to recover its investment and its overall business may be negatively affected.

The addition of Artisan’s analog and mixed signal business has made planning and predicting Artisan’s future growth rates and operating results more difficult.

The acquisition, operation and development of Artisan’s analog and mixed signal business may reduce Artisan’s revenue growth rate and make prediction of its future revenue, costs and expenses and operating results more difficult. Artisan has invested and expects to continue to invest substantial resources in adapting, utilizing and developing its analog and mixed signal business. Since the acquisition, Artisan’s results of operations have reflected an expanded workforce and product development effort and changed customer base, which may not be comparable to Artisan’s results of operations prior to the acquisition.

Artisan continues to experience intense competition from other intellectual property component providers, integrated circuit manufacturers and electronic design automation companies, and this competition could negatively affect Artisan’s business and revenue.

Artisan’s strategy of targeting integrated circuit manufacturers and integrated circuit designers that participate in, or may enter, the system-on-a-chip market requires Artisan to compete in intensely competitive markets. Artisan faces significant competition from third party intellectual property component providers, such as Barcelona Design, DOLPHIN Integration, SA, Faraday Technology Limited, Monolithic System Technology, Inc., Rambus, Inc., TriCN, Inc., VeriSilicon Microelectronics (Shanghai) Co. Ltd., Virage Logic and Virtual Silicon Technology, Inc. and from the internal design groups of integrated circuit manufacturers, such as TSMC. In the market for mixed-signal products, such as Artisan’s PCI-Express PHY products, Artisan faces additional competition from companies such as Synopsys, Rambus and Cadence. In addition, Artisan faces competition from small consulting firms and design companies that operate in the intellectual property component segment of the market and offer a limited selection of specialized intellectual property components.

Artisan faces significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the system-on-a-chip market. Artisan also faces competition from integrated circuit designers that have expanded their internal design capabilities and portfolio of intellectual property components to meet their internal design needs. Integrated circuit manufacturers and designers that license Artisan’s intellectual property components have historically had their own internal intellectual property component design groups. These design groups continue to compete with Artisan for access to the integrated circuit manufacturer’s or designer’s intellectual property component requisitions and, in some cases, compete with Artisan to supply intellectual property components to third parties. Intellectual property components developed by internal design groups of integrated circuit manufacturers are designed to utilize the qualities of their own manufacturing process and may therefore benefit from capacity, informational, cost and technical advantages. If internal design groups expand their intellectual property component offerings to compete directly with Artisan’s intellectual property components or actively seek to participate as vendors in the intellectual property component market, Artisan’s revenue and operating results could be negatively affected.

Artisan expects competition to increase in the future from existing competitors and from new market entrants with intellectual property components that may be less expensive than Artisan’s or that may provide better performance or additional features not currently provided by Artisan’s intellectual property components. Many of Artisan’s current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than Artisan does. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, some of Artisan’s principal competitors maintain their own electronic design automation tools and intellectual property component libraries which allow them to offer a single vendor solution.

Artisan’s ability to compete successfully in the market for intellectual property components will depend upon numerous factors, many of which are beyond Artisan’s control including, but not limited to:

•	continued market acceptance of products using integrated circuits and industry and general economic conditions;

•	access to adequate electronic design automation tools, many of which are licensed from Artisan’s current or potential competitors;

•	access to adequate technical information from integrated circuit manufacturers, many of which are actual or potential competitors;

•	Artisan’s ability to implement new and existing designs at smaller process geometries;

•	Artisan’s ability to expand and protect its intellectual property;

•	Artisan’s ability to manage its staffing levels to respond to increases in customer demand for specific products or services that may occur from time to time;

•	the price, quality and timing of Artisan’s new intellectual property components and those of its competitors;

•	the emergence of new intellectual property component interchangeability standards;

•	the widespread licensing of intellectual property components by integrated circuit manufacturers or their design groups to third party manufacturers;

•	market acceptance of Artisan’s intellectual property components; and

•	success of competitive intellectual property components.

Artisan’s business depends on continued demand for integrated circuits and the electronic equipment that incorporate them.

Artisan’s business is substantially dependent on the adoption of its technology by integrated circuit manufacturers and on an increasing demand for products requiring integrated circuits, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations. Artisan’s business is subject to many risks beyond its control that influence the success of its customers including, among others, competition faced by each customer in its particular industry, market acceptance of the customers’ products that incorporate Artisan’s technology, the engineering, sales and marketing capabilities of the customer and the financial and other resources of the customer. Demand for Artisan’s intellectual property components may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of Artisan’s intellectual property components and services by the combined companies.

The revenue Artisan generates from licensing activities depends in large part on the rate at which integrated circuit manufacturers adopt new product generations, which, in turn, is affected by the level of demand for integrated circuits. With increasing complexity in each successive generation of integrated circuit products, Artisan faces the risk that the rate of adoption of smaller process geometries for integrated circuit manufacturing may slow. Artisan also faces the risk that its licensing revenue may suffer if its customers collaborate with each other regarding design standards for particular generations of integrated circuit products. Revenue generated from royalties depends on production and sale of integrated circuits or wafers that incorporate Artisan’s technology. If the integrated circuit and electronics products industries experience a further downturn, Artisan’s business could suffer.

The integrated circuit industry is cyclical in nature and a downturn may negatively affect the growth of Artisan’s revenue.

The markets for integrated circuit products are cyclical. The integrated circuit industry suffered a sharp decline in orders and revenue in 2001 and 2002 and this weakness continued during much of 2003. Many integrated circuit manufacturers and vendors of products incorporating integrated circuits announced earnings shortfalls and employee layoffs during this period. The outlook for the integrated circuit industry is uncertain and it is very difficult to predict future economic events.

The primary customers for Artisan’s intellectual property components are integrated circuit design and manufacturing companies. Any significant downturn in Artisan’s customers’ markets, or domestic and global conditions is likely to adversely affect its royalty revenue. Such a downturn may also result in a decline in demand for Artisan’s intellectual property components and services and could harm its business. Weakness in the integrated circuit and related industries, a reduced number of design starts, shifts in the types of integrated circuits manufactured, such as a shift to field programmable gate arrays, tightening of customers operating budgets or consolidation among its customers could cause Artisan’s business to suffer.

If the market for third party intellectual property components does not expand, Artisan’s business may suffer.

Artisan’s ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of the market for third party intellectual property components and, to a large extent, on the demand for system-on-a-chip integrated circuits. System-on-a-chip integrated circuits are characterized by rapid technological change and competition from an increasing number of alternate design strategies such as combining multiple integrated circuits to create a system-on-a-package and shifts to the use of field programmable gate arrays. Artisan cannot be certain that the market for third party intellectual property components and system-on-a-chip integrated circuits will continue to develop or grow at a rate sufficient to support its business. If either of these markets fails to grow or develops slower than expected, Artisan’s business may suffer. A significant number of Artisan’s existing and potential customers currently rely on components developed internally and/or by other vendors. Artisan’s future growth, if any, is dependent on the adoption of, and increased reliance on, third party intellectual property components by both existing and potential customers.

Integrated circuit manufacturing facilities are subject to risk of natural disasters, which, if they were to occur, could harm Artisan’s revenue and profitability.

Integrated circuit manufacturing facilities have in the past experienced major reductions in foundry capacity due to earthquakes in Taiwan, Japan and California. For example, Taiwan, where several of Artisan’s largest customers are located, experienced several earthquakes in 1999 that impacted foundries through power outages, physical damage and employee dislocation. The license component of Artisan’s revenue depends on manufacturers transitioning to new process geometries. The royalty component of Artisan’s revenue is directly related to the manufacture and sale of integrated circuits containing Artisan’s intellectual property components. As a result, Artisan’s business could suffer if a major integrated circuit manufacturer’s transition to a new process geometry or manufacturing capacity was adversely affected by a natural disaster such as an earthquake, fire, tornado or flood.

If Artisan is not able to preserve and expand the value of the intellectual property included in its intellectual property components, its business will suffer.

Artisan relies primarily on a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright law to protect its proprietary rights. If Artisan fails to continue to expand its intellectual property and enforce and protect its patents, trademarks, copyrights and trade secrets, Artisan’s business could suffer. Artisan cannot be certain that its intellectual property rights can be successfully asserted in the future or that they will not be invalidated, circumvented or challenged.

In certain instances, Artisan has elected to rely on trade secret law rather than patent law to protect its proprietary technology. However, trade secrets are difficult to protect. Artisan protects its proprietary technology and processes, in part, through confidentiality agreements with its employees and customers. Artisan cannot be certain that these contracts have not and will not be breached, that Artisan will have adequate remedies for any breach or that its trade secrets will not otherwise become known or be independently discovered and possibly patented by competitors.

Effective intellectual property protection may be unavailable or limited in certain foreign jurisdictions, such as China, where Artisan sells its intellectual property components. As a result, Artisan may experience difficulty protecting its intellectual property from misuse or infringement by others in foreign countries. The risks associated with protection of its intellectual property rights in foreign countries are likely to increase as Artisan expands its international operations.

An infringement claim or a significant damage award would adversely impact Artisan’s operating results.

Substantial litigation and threats of litigation regarding intellectual property rights exist in Artisan’s industry and the integrated circuit industry. From time to time, third parties, including Artisan’s competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to Artisan’s business. Artisan cannot be certain that it would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against Artisan, regardless of the duration, outcome or size of damage award, could:

•	result in substantial cost to Artisan;

•	divert Artisan management’s attention and resources;

•	be time consuming to defend;

•	result in substantial damage awards;

•	cause product shipment delays; or

•	require Artisan to seek to enter into royalty or other licensing agreements.

Any infringement claim or other litigation against or by Artisan could have a material negative affect on Artisan’s business.

In any potential dispute involving Artisan’s intellectual property, its customers and strategic partners could also become the target of litigation. This could trigger Artisan’s technical support and indemnification obligations in its license agreements, which could result in substantial expense to Artisan. In addition to the time and expense required for Artisan to supply support or indemnification to its customers and strategic partners, any litigation could severely disrupt or shut down the business of its customers and strategic partners, which in turn would hurt Artisan’s relations with them and harm Artisan’s operating results.

From time to time, Artisan may be subject to claims by its customers or customers of the companies Artisan acquires that its intellectual property components or products of acquired companies that have been incorporated into electronic products infringe the intellectual property rights of others.

Defects in Artisan’s proprietary technologies and intellectual property components could decrease Artisan’s revenue and Artisan’s competitive market share.

If the intellectual property components Artisan provides to a customer contain defects that increase the customers’ cost of goods sold and time to market, the market acceptance of Artisan’s intellectual property components would be harmed. Any actual or perceived defects in Artisan’s intellectual property components may also hinder Artisan’s ability to attract or retain industry partners or customers, leading to a decrease in its revenue. These defects are frequently found during the period following introduction of new proprietary technologies or enhancements to existing proprietary technologies. Artisan’s intellectual property components may contain errors or defects not discovered until after volume manufacture of integrated circuits containing its intellectual property components. If Artisan’s intellectual property components contain errors or defects, Artisan could be required to expend significant resources to alleviate these problems, which could result in the diversion of technical and other resources from its other development efforts. The defects or errors could also result in fewer wafers containing Artisan’s intellectual property components reaching production, which would reduce Artisan’s royalty revenue.

Changes in stock option accounting rules may adversely impact Artisan’s reported operating results prepared in accordance with generally accepted accounting principles and its competitiveness in the employee marketplace.

Technology companies in general and Artisan in particular have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Any changes requiring that Artisan record compensation expense in the statement of operations for employee stock options using the fair value method or changes in existing taxation rules related to stock options would have a significant negative effect on Artisan’s reported results. On March 31, 2004, the Financial Accounting Standards Board (FASB) issued an Exposure Draft, Share-Based Payment: an amendment of FASB Statements No. 123 and 95, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning after June 15, 2005 and subsequent reporting periods. Currently, Artisan does not recognize compensation expense for stock options, other than amortization of deferred compensation related to options assumed in purchase business combinations. Such a change would result in lower reported earnings per share. In addition, such a change could impact Artisan’s ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to Artisan in the employee marketplace.

FORWARD-LOOKING STATEMENTS

The forward-looking statements in this document are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of ARM and Artisan. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include:

•	those discussed above under the caption “Risk Factors;”

•	those discussed or identified in ARM’s or Artisan’s public filings with the SEC;

•	the impact of general economic conditions in regions in which either such company currently does business;

•	industry conditions, including competition;

•	fluctuations in exchange rates and currency values;

•	capital expenditure requirements;

•	legislative or regulatory requirements;

•	changes in the tax laws and accounting rules;

•	interest rates and access to capital markets;

•	the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval;

•	the possibility that the expected benefits of the merger, including cost savings and revenue synergies, may not be fully realized or realized within the expected timeframe;

•	integrating the businesses of ARM and Artisan may be more difficult and more expensive than expected;

•	the reaction of customers and employees of ARM and Artisan to the transaction; and

•	economic and political conditions in the United Kingdom, United States and elsewhere.

The actual results or performance by ARM or Artisan could differ materially from those expressed in or implied by these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan or the combined company following the merger.

THE ARTISAN SPECIAL MEETING

Artisan is furnishing this document to its stockholders as part of the solicitation of proxies by Artisan’s board of directors for use at the Artisan special meeting.

Date, Time and Place

Artisan will hold the special meeting of stockholders at 141 Caspian Court, Sunnyvale, California 94089, at 10:00 a.m., local time, on December 23, 2004.

Purpose of Special Meeting

At the Artisan special meeting, Artisan stockholders will be asked:

•	to consider and vote upon the proposal to adopt the merger agreement; and

•	to consider and vote upon the proposal to grant discretionary authority to adjourn or postpone the Artisan special meeting to another time or place for the purpose of soliciting additional proxies, which is referred to in this document as the Artisan adjournment proposal.

Artisan stockholders will also be asked to consider any other business that may properly come before the Artisan special meeting or any adjournment or postponement of the Artisan special meeting. Artisan currently does not contemplate that any other matters will be considered at the Artisan special meeting.

Record Date

Only stockholders of record of Artisan at the close of business on November 15, 2004, the record date for the Artisan special meeting, which is called the Artisan record date, are entitled to receive notice of, and have the right to vote at, the Artisan special meeting. On the Artisan record date, approximately 24,134,460 shares of Artisan common stock were issued and outstanding. Artisan stockholders of record on the Artisan record date are entitled to one vote per share of Artisan common stock held by them on the proposals to adopt the merger agreement and approve the Artisan adjournment proposal.

Method of Voting; Quorum

Artisan stockholders are being asked to vote both shares held directly in their name as stockholders of record and any shares they hold in street name as beneficial owners. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee. Most Artisan stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares beneficially owned.

Stockholder of Record. If shares are registered directly in the name of an Artisan stockholder with Artisan’s transfer agent, that Artisan stockholder is considered the stockholder of record with respect to those shares and this document is being sent directly to that Artisan stockholder by Artisan. An Artisan stockholder of record has the right to grant that Artisan stockholder’s proxy directly to Artisan or to vote in person at the Artisan special meeting. Artisan has enclosed a proxy card for use by Artisan stockholders of record.

Beneficial Owner. If shares are held in a brokerage account, bank account or by another nominee, that Artisan stockholder is considered the beneficial owner of shares held in street name, and this document is being forwarded to that Artisan stockholder by that Artisan stockholder’s broker, bank or nominee together with a voting instruction card. As the beneficial owner, Artisan stockholders have the right to direct their broker, bank or other nominee how to vote and are also invited to attend the Artisan special meeting. However, since such Artisan stockholders are not the stockholder of record, they may not vote their shares in person at the Artisan special meeting unless they obtain a legal proxy from the broker, bank or nominee that holds their shares, giving such Artisan stockholders the right to vote the shares instead of the broker, bank or nominee holding their shares. The broker, bank or nominee of beneficial owners of Artisan common stock has enclosed or provided voting instructions for use by Artisan stockholders in directing the broker, bank or nominee how to vote their shares.

Artisan stockholders may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. Artisan stockholders of record whose shares are registered in more than one name will receive more than one proxy card. Artisan stockholders should complete, sign, date and return each proxy card and voting instruction card received.

A quorum of stockholders is necessary to have a valid meeting of Artisan stockholders. A majority of the shares of Artisan common stock issued and outstanding and entitled to vote on the Artisan record date must be present in person or by proxy at the Artisan special meeting in order for a quorum to be established.

Abstentions and broker non-votes count as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. If an Artisan stockholder does not provide the stockholder’s broker with instructions on how to vote the stockholder’s shares that are held in street name the broker will not be permitted to vote them. Therefore, Artisan stockholders should be sure to provide their broker with instructions on how to vote these shares. Artisan stockholders should check the voting form used by their broker to see if their broker offers telephone or Internet voting. Artisan stockholders who do not give voting instructions to their broker, will, in effect, be voting against the merger.

Adjournment and Postponement

Whether or not a quorum is represented at a stockholder meeting, Artisan’s bylaws permit the stockholders present in person or represented by proxy to adjourn the meeting from time to time by the vote of the majority of the shares represented at that meeting without notice other than announcement at the meeting, until a quorum is present or represented. Delaware law requires that if a meeting is adjourned for more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting must be given to the stockholders.

Vote Required

Adoption of the merger agreement will require the affirmative vote of the holders of a majority of the shares of Artisan common stock outstanding on the Artisan record date. Under applicable Delaware law, for the purpose of determining whether the merger agreement has been adopted, abstentions and broker non-votes will be counted and have the same effect as a vote against adoption of merger agreement. In addition, failing to vote will have the same effect as a vote against adoption of the merger agreement.

The Artisan adjournment proposal requires a majority of the votes cast in person or by proxy at the Artisan special meeting by the holders of shares of Artisan common stock entitled to vote on that proposal. Under applicable Delaware law, for the purpose of determining whether the Artisan adjournment proposal has received the requisite number of votes, abstentions and broker non-votes will have no effect of the outcome of the proposal. In addition, assuming that there is a quorum represented at the stockholder meeting, failing to vote will have no effect on the outcome of the Artisan adjournment proposal.

Recommendation of Artisan’s Board of Directors

Artisan’s board of directors has declared advisable the merger, the merger agreement and the transactions contemplated by the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Artisan’s stockholders, declared that it is in the best interests of Artisan’s stockholders that Artisan enter into the merger agreement and complete the merger on the terms and subject to the conditions set forth in the merger agreement, and recommends that Artisan stockholders vote “FOR” the adoption of the merger agreement and the approval of the Artisan adjournment proposal.

Voting Agreements; Stock Ownership of Artisan Directors and Executive Officers

Artisan’s directors and executive officers, collectively owning approximately 5% of the shares of Artisan common stock outstanding as of the Artisan record date and entitled to vote at the special meeting, have entered into voting agreements with ARM that commit them, subject to certain agreed exceptions, not to sell any of their shares of Artisan common stock before the earlier of the completion of the merger or the termination of the merger agreement, and to vote all of their shares of Artisan common stock in favor of adoption of the merger agreement and against certain alternative transactions. The form of the voting agreement entered into by Artisan’s officers and directors is included as Annex B to this document. Accordingly, if the parties to these voting agreements vote in accordance with the terms of the voting agreements, the vote of approximately 11,940,862 additional shares of Artisan common stock or approximately 45% of the outstanding shares of Artisan common stock as of the Artisan record date will be required to adopt the merger agreement, assuming that 100% of the shares of Artisan common stock outstanding on the record date are represented at the special meeting. For a summary of material provisions of the voting agreements, see “The Voting Agreements, the Irrevocable Undertakings and the Affiliate Agreements.”

At the close of business on the Artisan record date, directors and executive officers of Artisan beneficially owned approximately 2,656,178 shares of Artisan common stock, collectively representing approximately 11% of the 24,134,460 shares of Artisan common stock outstanding on that date, and were entitled to vote 1,267,369 shares of Artisan common stock, collectively representing approximately 5% of the 24,134,460 shares of Artisan common stock outstanding on that date. Beneficial ownership includes shares subject to unexercised options that are currently exercisable or become exercisable within 60 days.

Voting Procedures

Submitting Proxies or Voting Instructions

Artisan stockholders of record may vote their shares by attending the Artisan special meeting and voting their shares in person at the special meeting, or by completing a proxy card and signing, dating and mailing it in the enclosed self-addressed envelope. If a proxy card is signed by a stockholder of record of Artisan and returned without voting instructions, the shares represented by the proxy will be voted “for” the proposal to adopt the merger agreement and “for” the Artisan adjournment proposal, and in the discretion of the proxy holders on any other business that may properly come before the Artisan special meeting or any adjournment or postponement of the Artisan special meeting.

Revoking Proxies or Voting Instructions

Artisan stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the Artisan special meeting. Proxies may be revoked by written notice to the corporate secretary of Artisan, by a later-dated proxy signed and returned by mail, or by attending the Artisan special meeting and voting in person. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. Deliveries to Artisan should be addressed to Ms. Joy E. Leo, Secretary, Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089.

Artisan stockholders whose shares are held in the name of a broker or nominee may change their votes by following directions received from their broker to change their instructions. Those Artisan stockholders may not vote their shares in person at the Artisan special meeting unless they obtain a signed proxy from the record holder giving them the right to vote their shares.

Solicitation of Proxies

Artisan is soliciting proxies for the Artisan special meeting from Artisan stockholders. Artisan will share with ARM equally the cost of printing, filing and mailing this document and the registration statement on Form F-4 of which it forms a part that has been filed by ARM with the SEC. Other than those costs shared with ARM, Artisan will pay the cost of soliciting proxies from Artisan stockholders. In addition to solicitation by mail, directors, officers and employees of Artisan may also solicit proxies from stockholders by telephone, telecopy, telegram or in person. Artisan will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Upon request, Artisan will reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

Artisan has retained Innisfree M&A Incorporated to assist it with the solicitation of proxies and to verify certain records related to the solicitations. Artisan will pay Innisfree $10,000 plus customary fees for services performed and reimbursement of expenses. Artisan has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with its engagement.

Elections

If an Artisan stockholder is the record holder of Artisan common stock, Artisan encourages the Artisan stockholder to submit an election form promptly to The Bank of New York, the exchange agent for the merger, which will be mailed to the Artisan stockholder under separate cover. Properly completed election forms must be received by the exchange agent not later than 5:00 p.m. Eastern Time on the date of the Artisan special meeting, which Artisan expects to take place on December 23, 2004, in order to be considered. If an Artisan stockholder is the record holder of Artisan common stock, the Artisan stockholder should return share certificates representing the stockholder’s shares of Artisan common stock to the exchange agent, with a properly completed election form and letter of transmittal. If an Artisan stockholder holds Artisan common stock through a broker or other nominee, the stockholder is not required to return share certificates but must follow the instructions provided by the stockholder’s broker or nominee for making an election or the stockholder will be deemed to have elected whatever form of consideration is available. If an Artisan stockholder does not receive an election form from its broker or nominee, the stockholder should contact its broker or nominee directly for an election form. There is no guarantee the stockholder will receive what the stockholder requests in the stockholder’s election form. Artisan stockholders should not return share certificates with their proxy card or voting instruction card. If an Artisan stockholder does not submit an election form, the stockholder will be deemed to have elected to receive whatever form of consideration is available after giving effect to the elections of other stockholders and the terms of the merger agreement. See “Terms of the Merger Agreement—Merger Consideration—Making the Election.”

Assistance

If an Artisan stockholder has any questions about the merger or how to vote or revoke a proxy, or if an Artisan stockholder wishes to obtain additional copies of this document or election forms, the stockholder should contact:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, New York 10022

(866) 239-6856

or

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089

Attention: Investor Relations

Telephone Number: (408) 548-3122

Other Matters

Artisan is not aware of any business to be acted upon at the Artisan special meeting, other than the proposal to adopt the merger agreement and the adjournment proposal. If, however, other matters are properly brought before the Artisan special meeting or any adjournment or postponement of the Artisan special meeting, the persons named as proxy holders will have discretion to act on those matters, or to adjourn or postpone the Artisan special meeting.

Appraisal Rights

Under the provisions of the Delaware General Corporation Law, Artisan stockholders may object to the merger and demand in writing that the combined company pay the fair value of their shares. Determination of fair value is based on all relevant factors, but excludes any appreciation or depreciation resulting from the anticipation or accomplishment of the transaction. Artisan stockholders who elect to exercise appraisal rights must comply with all of the procedures prescribed by Delaware law to preserve those rights. A copy of Section 262 of the Delaware General Corporation Law, which sets forth a stockholder’s appraisal rights in respect of a merger under Delaware law, is attached as Annex G to this document.

Section 262 of the Delaware General Corporation Law sets forth the procedures that an Artisan stockholder requesting appraisal must follow. These procedures are complicated and must be followed in their entirety. Failure to comply with these procedures may cause an Artisan stockholder to lose that stockholder’s appraisal rights. In the event that an Artisan stockholder fails to perfect that stockholder’s appraisal rights, the stockholder will receive the same merger consideration per share as other non-electing Artisan stockholders receive in the merger. The following information is only a summary of the required procedures and is qualified in its entirety by the provisions of Section 262 of the Delaware General Corporation Law. Please review Section 262 of the Delaware General Corporation Law for the complete procedures. Artisan will not give to its stockholders any notice of their appraisal rights other than as described in this document and as required by the Delaware General Corporation Law.

General Requirements. To exercise appraisal rights under Section 262 of the Delaware General Corporation Law, Artisan stockholders must:

•	deliver a written demand for appraisal to the secretary of Artisan at Artisan’s offices located at 141 Caspian Court, Sunnyvale, California 94089 no later than 20 days after •, 2004, the date this document is first mailed to Artisan stockholders;

•	continuously hold their shares of Artisan common stock from the date they make the demand for appraisal rights through the closing of the transaction; and

•	neither vote to adopt the merger agreement nor consent to the adoption of the merger agreement in writing.

Requirements for Written Demand for Appraisal. A written demand for appraisal of Artisan common stock is only effective if it is signed by, or for, the Artisan stockholder of record who owns the shares at the time the demand is made. The demand must be signed as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners of Artisan common stock who are not stockholders of record must have the stockholder(s) of record for their shares sign a demand for appraisal on their behalf. A stockholder who votes for adoption of the merger agreement will not have appraisal rights.

Artisan’s stockholders electing to exercise their appraisal rights should address the written demand to Ms. Joy E. Leo, Secretary, Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089. Artisan must receive all written demands before the Artisan special meeting on December 23, 2004 in order for the demands to be honored. This written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of stock owned and that the stockholder is thereby demanding appraisal of the stockholder’s shares. Simply voting against the adoption of the merger agreement will not be considered a demand for appraisal rights.

Written Notice. Within 10 days after the effective time of the merger, the combined company must give written notice of the date that the transaction closed to each Artisan stockholder who has fully complied with the conditions of Section 262 of the Delaware General Corporation Law. Except as required by law, stockholders will not be notified of any dates by which appraisal rights must be exercised.

Petition with the Chancery Court. Within 120 days after the closing of the merger, the combined company or any stockholder who has complied with the conditions of Section 262 of the Delaware General Corporation Law may file a petition in the Delaware Court of Chancery. This petition should request that the Chancery Court determine the value of the shares of Artisan common stock held by all of the stockholders who are entitled to appraisal rights. Stockholders should file a petition in the Chancery Court if they intend to exercise rights of appraisal. Neither Artisan nor ARM have any intention at this time to file a petition. Because neither Artisan nor ARM have an obligation to file a petition, if stockholders do not file such a petition within 120 days after the closing, they will lose their rights of appraisal.

Withdrawal of Demand. A stockholder may withdraw that stockholder’s demand for appraisal 60 days after the closing of the merger, but only with the written consent of ARM. Stockholders who withdraw their demands for appraisal will receive the merger consideration as provided in the merger agreement.

Request for Appraisal Rights Statement. Stockholders who have complied with the conditions of Section 262 of the Delaware General Corporation Law will be entitled to receive a statement setting forth the number of shares for which appraisal rights have been exercised and the number of Artisan stockholders who own those shares. In order to receive this statement, a stockholder must send a written request to ARM, addressed to Ms. Joy E. Leo, Secretary, Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089, within 120 days after the closing of the merger. After the merger is completed, ARM will have 10 days after receiving a request to mail the statement to the stockholder.

Chancery Court Procedures. ARM will have 20 days after the petition is filed in the Chancery Court to provide the Chancery Court with a list of the names and addresses of all Artisan stockholders who have demanded appraisal and have not reached an agreement with ARM as to the value of their shares. If the Chancery Court decides it is appropriate, it will then send notice to all of the Artisan stockholders who have demanded appraisal and publish such notice in one or more publications it deems advisable at least one week before the day of the hearing. The Chancery Court has the power to conduct a hearing to determine whether the Artisan stockholders have fully complied with Section 262 of the Delaware General Corporation Law and whether the Artisan stockholders are entitled to appraisal under that section. The Chancery Court may also require stockholders to submit their stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. Stockholders who do not follow the Chancery Court’s directions may be dismissed from the proceeding.

Chancery Court Appraisal of Artisan Shares. After the Chancery Court determines which Artisan stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of common stock. To determine the fair value of the shares, the Chancery Court will consider all relevant factors except for any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of the shares, it will direct ARM to pay that value to the shareholders who are entitled to appraisal. The Chancery Court can also direct ARM to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. Stockholders must surrender their stock certificates to ARM in order to receive fair value for their shares. The Chancery Court could determine that the fair value per share of Artisan common stock is more than, the same as, or less than the merger consideration per share of common stock. Stockholders could receive less consideration than they would under the merger agreement.

Costs and Expenses of Appraisal Proceeding. The costs and expenses of the appraisal proceeding may be assessed against ARM and the Artisan stockholders participating in the appraisal proceeding, as the Chancery

Court deems equitable under the circumstances. Stockholders may request that the Chancery Court determine the amount of interest, if any, that ARM should pay on the value of Artisan common stock owned by stockholders entitled to the payment of interest. Stockholders may also request that the Chancery Court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all of the Artisan shares entitled to appraisal.

Loss of Shareholder’s Rights. After the closing of the merger, Artisan stockholders who demand appraisal rights will not be entitled to:

•	vote, for any purpose, the shares of Artisan common stock for which appraisal has been demanded;

•	receive payment of dividends or any other distribution with respect to their shares of Artisan common stock, except for dividends or distributions, if any, that are payable to holders of record as of a record date before the effective time of the transaction; or

•	receive the payment of the merger consideration provided for in the merger agreement.

Dissenting stockholders may regain these rights with respect only to the ARM ordinary shares or ARM ADSs into which their Artisan common stock will convert in part, if no petition for an appraisal is filed with the Chancery Court within 120 days after the closing of the transaction, or if such stockholder delivers to ARM a written withdrawal of their demand for an appraisal and their acceptance of the merger, either within 60 days after the closing of the merger or with the written consent of ARM. These actions will also terminate such stockholder’s appraisal rights. However, an appraisal proceeding in the Chancery Court cannot be dismissed without the Chancery Court’s approval. The Chancery Court may condition its approval upon any terms that it deems just.

Artisan stockholders who fail to comply strictly with these procedures will lose appraisal rights they may otherwise wish to perfect. Simply voting against the adoption of the merger agreement will not be considered a demand for appraisal rights. Consequently, Artisan stockholders who wish to exercise their appraisal rights are strongly urged to consult their personal legal advisor before attempting to exercise appraisal rights.

THE ARM EXTRAORDINARY GENERAL MEETING

In connection with the merger, ARM’s board of directors will convene an extraordinary general meeting of the shareholders of ARM to be held at Holborn Gate, 26 Southampton Buildings, London WC2A1PB, United Kingdom on December 23, 2004, at 4:30 p.m. local time.

ARM shareholders will not receive this document, but instead will receive a shareholders’ circular prepared in compliance with the laws of the United Kingdom and the listing rules of the U.K. Listing Authority. The purpose of this disclosure is to provide Artisan stockholders with an explanation of the matters which ARM’s board of directors have agreed to present before and recommend for approval by the ARM shareholders.

Resolutions Proposed

At the meeting, ARM intends to propose interdependent resolutions to approve the merger and provide for certain matters which are required to give effect to the merger or to satisfy conditions to the merger, including resolutions to:

•	approve the transactions contemplated by the merger agreement;

•	appoint Mr. Lanza and Mr. Templeton to ARM’s board of directors as of, and conditioned upon, the close of the merger (or, where they are unable or unwilling to serve in that capacity, any other individual(s) that may be reasonably acceptable to ARM and Artisan);

•	increase the authorized share capital of ARM from £790,000 to £1,100,000, creating an additional 620,000,000 ARM ordinary shares of nominal value of 0.05 pence each;

•	authorize ARM’s board of directors to allot relevant securities pursuant to section 80 of the U.K. Companies Act 1985 in the form of ARM ordinary shares to satisfy ARM’s obligations arising under or as contemplated by the merger agreement, to issue ARM ordinary shares to existing holders of Artisan common stock and to holders of options to purchase and other equity-based awards in respect of Artisan common stock provided that the maximum aggregate nominal value of the ARM ordinary shares which may be so allotted is £310,000 and this authority shall expire on April 23, 2005;

•	exclude certain stock options of Artisan which are to be converted into options to acquire ARM ordinary shares pursuant to the merger agreement from the limits on the numbers of ARM ordinary shares that may be issued or issuable under the existing ARM share plans or arrangements; and

•	increase the maximum number of directors of ARM to 16 at any time (in accordance with the provision giving the power to effect such increase by simple majority resolution in ARM’s articles of association).

At the ARM extraordinary general meeting, on a show of hands, every shareholder of ARM who is present in person will have one vote and, on a poll, every shareholder of ARM who is present in person or by proxy will have one vote for each ARM ordinary share held. The resolutions described above will require the approval of more than 50% of the votes cast by ARM shareholders present in person, or if on a poll, in person or by proxy. The standard quorum requirement of three shareholders present in person or by proxy and entitled to vote will apply.

Each of the resolutions proposed above must be approved by ARM shareholders in order for any of the above resolutions to be effective.

At the extraordinary general meeting, ARM will also propose a separate resolution to those described above to seek approval of ARM shareholders for the amendment of ARM’s articles of association to provide, among other things, for:

•	an increase in the maximum number of directors of ARM as stated in ARM’s articles of association to 16 at any time;

•	the delivery of notices of the meetings of ARM’s board of directors to directors residing outside the United Kingdom; and

•	the provision to the holders of ARM ADSs of increased rights with respect to ARM ordinary shares as follows:

•	to permit certain approved depositaries (including The Bank of New York as depositary) to appoint multiple proxies who will have the rights to receive notice of, attend, speak and vote at, and call for a poll at general meetings of holders of ARM ordinary shares;

•	to allow such proxies themselves to appoint a proxy;

•	to enable proxies to vote on a show of hands; and

•	to provide that all special resolutions and extraordinary resolutions will be taken on a poll and all ordinary resolutions will be conducted on a show of hands (unless a poll is requested or taken).

Prior to the effective time of the merger, ARM and the depositary will endeavor to amend the deposit agreement as necessary to reflect the changes to the rights of holders of ARM ADSs contemplated by the above proposal to amend ARM’s articles of association if such proposal is approved by the passing of this resolution by ARM shareholders. See also “Description of ARM American Depositary Shares.”

ARM’s articles of association may be amended by way of a special resolution and will therefore require the approval of 75% or more of the votes cast by ARM shareholders present in person, or if on a poll, in person or by proxy. The standard quorum requirement of three shareholders present in person or by proxy and entitled to vote will apply.

Resolutions Required for the Merger

The completion of the merger is conditioned upon the approval of the interdependent simple majority resolutions described above, which will approve, among other things, the transactions contemplated by the merger agreement and the appointment of Mr. Lanza and Mr. Templeton to ARM’s board of directors. However, the merger is not conditioned on the separate proposal to amend ARM’s articles of association in order to, among other things, increase the rights of holders of ARM ADSs, being passed. The resolution to amend ARM’s articles of association will not become effective unless the interdependent simple majority resolutions to approve the merger and other related matters and to appoint Mr. Lanza and Mr. Templeton to ARM’s board of directors are passed by holders of ARM ordinary shares.

THE MERGER

Background of the Merger

ARM and Artisan have an ongoing business relationship. ARM has been a member of Artisan’s IP Net program since February 2000, which allows intellectual property vendors to use the Artisan intellectual property component libraries to design and test their products. In June 2003, Artisan and ARM extended that relationship by signing a license and distribution agreement, which granted ARM additional rights to Artisan’s intellectual property component libraries beyond the rights ARM had as a member of the IP Net program. The license and distribution agreement is not material to ARM or Artisan. In addition, Artisan and ARM, together with several other companies, are collaborating in an initiative to increase the energy efficiency of mobile devices. Artisan and ARM have been collaborating on initiatives relating to the use of Artisan products in ARM’s high speed and low power reference methodologies and potential sales and distribution opportunities. In the context of this ongoing business relationship, representatives of Artisan and ARM have occasionally discussed business development opportunities and potential strategic transactions between the two companies.

Management of each of ARM and Artisan regularly reviews strategic opportunities available to it as part of its ongoing evaluation of changes in the marketplace and opportunities to strengthen its business and its product portfolio. These opportunities include, but are not limited to, potential acquisitions or dispositions, collaborations, licensing arrangements or other strategic transactions.

On January 13, 2004, Mark R. Templeton, president, chief executive officer and a director of Artisan, met in Cambridge, United Kingdom with Warren East, chief executive officer and a director of ARM, Tudor Brown, chief operating officer and a director of ARM, Mike Muller, chief technology officer and a director of ARM, John Goodenough, ARM’s global methodology manager, and Mark Brass, an ARM business development manager, to discuss their existing business relationship. At this meeting, ARM’s representatives suggested that ARM would be interested in pursuing a business combination transaction with Artisan.

On January 22, 2004, at a regularly scheduled meeting of ARM’s board of directors, Mr. Muller discussed with the board a possible strategic transaction with Artisan. The board authorized Mr. East and Mr. Inglis to enter into further discussions with Mr. Templeton.

On January 29, 2004, Artisan’s board of directors held a special meeting. Joy E. Leo, Artisan’s vice president, finance and administration and chief financial officer, Craig H. Factor, Artisan’s general counsel, and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Artisan’s outside counsel, also attended the meeting. Mr. Templeton informed the board of directors that ARM had expressed an interest in pursuing a business combination transaction with Artisan, and reviewed with the board of directors the rationale for a potential business combination with ARM. Representatives of Wilson Sonsini reviewed with the board of directors the legal principles applicable to the proposed transaction, including the fiduciary duties of the members of the Artisan board of directors, and reviewed the process and potential timeline for a business combination transaction. After discussion, the board of directors determined that it would be prudent for Artisan to retain a financial advisor in the event that discussions progressed with ARM.

On February 27, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting at which the committee discussed recent acquisition activity in the electronic design automation industry, companies that may be interested in carrying out a business combination with Artisan and the status of the potential transaction with ARM.

On March 3, 2004, Mr. Templeton met with Mr. East and Tim Score, ARM’s chief financial officer, in Los Gatos, California to discuss the potential transaction.

On March 8, 2004, Artisan entered into an engagement letter with Goldman Sachs pursuant to which it retained Goldman Sachs as its financial advisor in connection with a potential business combination transaction.

On March 10, 2004, Mr. Templeton and Mike Inglis, executive vice president, marketing and a director of ARM, spoke by telephone about the schedule for proceeding with a potential transaction and the parties’ desire to move as quickly as possible.

On March 11, 2004, Artisan’s board of directors held a regularly scheduled meeting at which Mr. Templeton updated the board regarding discussions with ARM. Ms. Leo and Mr. Factor also attended this meeting.

On March 16, 2004, Artisan and ARM executed a confidentiality agreement to facilitate the sharing of information in connection with the discussion of the potential transaction.

On March 23, 2004, Mr. Templeton, Mr. Inglis and Mr. Brass spoke by telephone to discuss the strategic logic of any acquisition, opportunities for value creation and the timing of the proposed transaction.

On March 26, 2004, representatives of Morgan Stanley met with Mr. Inglis, Mr. East, Mr. Score and Liam Goudge, ARM’s director of business development, to discuss the strategic logic of any transaction.

On March 30, 2004, Mr. Inglis, accompanied by Mr. Brass, Mr. Ardizzone, president of ARM, Inc., ARM’s U.S. subsidiary, and Mr. Goudge visited Artisan’s headquarters to discuss ARM’s continued interest in pursuing a business combination transaction with Artisan, the status of the proposed transaction and Artisan’s business.

On March 31, 2004, Mr. Inglis, accompanied by Mr. Ardizzone, met with Mr. Dickinson, chief operating officer of Artisan, to discuss each company’s sales channels.

On April 8, 2004, ARM’s board of directors participated in a telephone conference call at which presentations prepared by Morgan Stanley and the ARM executive team were reviewed. The board authorized the executive directors to proceed with the negotiations and agreed that Mr. Inglis would so advise Mr. Templeton and that Morgan Stanley should be instructed to prepare a term sheet.

On April 16, 2004, Mr. East and Mr. Templeton discussed the possible timing for discussion of a term sheet between representatives of Morgan Stanley and Artisan’s financial advisor. Mr. Templeton informed Mr. East that Artisan’s financial advisor would be Goldman Sachs.

On April 17, 2004, at a regularly scheduled Artisan board meeting, Mr. Templeton updated the board of directors on the status of discussions with ARM.

On April 26, 2004, at a regularly scheduled meeting of ARM’s board of directors, Mr. Inglis and Mr. Score updated ARM’s board of directors on the status of discussions with Artisan.

On April 27, 2004, Artisan’s board of directors held a regularly scheduled meeting at which the board discussed the status of discussions with ARM and Artisan’s business strategy. Ms. Leo and Mr. Factor also attended this meeting.

On May 1, 2004, ARM engaged Morgan Stanley as its financial advisor in connection with the proposed transaction. ARM executed an engagement letter with Morgan Stanley on June 25, 2004.

On May 5, 2004, representatives of Morgan Stanley called Goldman Sachs and communicated ARM’s initial non-binding indication of interest regarding the financial terms of the proposed transaction. On May 10, 2004, after discussing ARM’s indication of interest with Artisan’s management, representatives of Goldman Sachs informed representatives of Morgan Stanley that ARM’s initial indication was not acceptable to Artisan and that Artisan would not be willing to enter into discussions regarding a potential transaction on the terms proposed.

On May 14, 2004, Mr. Inglis and Mr. Templeton spoke by telephone and agreed to discuss the ARM and Artisan businesses and the merits of a potential combination at a face to face meeting in California in the first week of June.

On May 18, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting. The committee reviewed the status of discussions with ARM, and agreed to raise the timing and progress of those discussions at the next board meeting.

On June 3, 2004, Mr. Score, Mr. Inglis, Mr. Ardizzone, Mr. Brass and Mr. Goudge from ARM, Mr. Templeton, Ms. Leo and Mr. Dickinson from Artisan, as well as representatives of Morgan Stanley and Goldman Sachs met at the offices of Wilson Sonsini in Palo Alto, California, to discuss the state of each of ARM’s and Artisan’s businesses and the benefits of a potential combination. Following this meeting, members of the ARM executive team had a call on June 7, 2004, to discuss the parameters and the key terms of a non-binding indication of interest to enter into a business combination with Artisan.

On June 8, 2004, ARM delivered to Artisan a non-binding indication of interest to enter into a business combination transaction. ARM’s non-binding indication of interest included a proposed exclusivity agreement to be entered into by Artisan and ARM pursuant to which Artisan would agree to negotiate exclusively with ARM.

On June 11, 2004, Artisan’s board of directors held a special meeting. Ms. Leo, Mr. Factor, Mr. Dickinson, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. Mr. Ardizzone and Mr. Brass joined the meeting at the invitation of the board of directors. Mr. Ardizzone and Mr. Brass gave a presentation to the board of directors regarding ARM, including a general overview of ARM’s business. Following that presentation, Mr. Ardizzone, Mr. Brass and Mr. Dickinson left the meeting. Representatives of Goldman Sachs reviewed with the board of directors Goldman Sachs’ preliminary financial analysis of ARM’s initial non-binding indication of interest. A representative of Wilson Sonsini then once again reviewed with the board of directors the legal principles applicable to the proposed transaction, including the fiduciary duties of the members of the Artisan board of directors. The board of directors then discussed the potential transaction, including the potential strategic benefits of a combination with ARM, and the potential costs and benefits of a combination with ARM compared to other possible alternatives available to Artisan. The board of directors authorized management to engage in additional discussions with ARM and determined that Artisan’s management and advisors should consult with the nominating and governance committee of the board of directors regarding ongoing discussions with ARM.

On June 15, 2004, Sir Robin Saxby, chairman of ARM’s board of directors, called Mr. Templeton to express ARM’s continued interest in pursuing a business combination transaction with Artisan.

On June 16, 2004, Mr. Templeton and Mr. Lanza met with Mr. East, Sir Robin Saxby and Mr. Inglis in New York to continue to exchange business information about their respective businesses and to discuss the merits of a potential combination. At this meeting, the parties also discussed whether potential cost savings and synergies could be achieved through a combination of Artisan and ARM, the potential structure of the transaction and the proposed composition of the combined company’s board of directors.

On June 18, 2004, Mr. Inglis called Mr. Templeton to discuss the New York meeting and the status of the transaction.

On June 23, 2004, representatives of Goldman Sachs contacted Morgan Stanley and communicated Artisan’s position on the key terms of the non-binding proposal.

On June 29, 2004, Mr. Templeton and Mr. East met in Venice, Italy to discuss the potential structure and business strategy of the combined company after a potential transaction between ARM and Artisan, including the proposed composition of the combined company’s board of directors.

On June 30, 2004, Mr. East had telephone conversations with members of ARM’s board of directors during which the terms of a revised offer were discussed and agreed. On the same day, ARM submitted a revised non-binding indication of interest to Artisan, including revised terms on which it proposed to enter into a business combination transaction with Artisan.

On July 2, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting to discuss the status of discussions with ARM. Ms. Leo, Mr. Factor, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. Representatives of Goldman Sachs presented the board with an analysis of ARM’s revised non-binding indication of interest.

On July 3, 2004, representatives of Goldman Sachs called representatives of Morgan Stanley to discuss the terms of ARM’s revised non-binding indication of interest.

On July 7, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting to get an update on discussions with ARM and discuss how to respond to ARM’s most recent non-binding indication of interest. Mr. Templeton, Ms. Leo and representatives of Goldman Sachs also attended the meeting. The committee authorized management and Goldman Sachs to respond to ARM’s non-binding indication of interest. Also on July 7, 2004, Mr. Templeton spoke with Mr. Inglis by telephone to discuss certain proposed transaction terms.

On July 8, 2004, representatives of Goldman Sachs called representatives of Morgan Stanley to discuss the proposed terms of the potential transaction with ARM. Also on July 8, 2004, Mr. Templeton called Mr. East to discuss the proposed terms of the potential transaction.

On July 9, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting to get an update on discussions with ARM. Mr. Templeton, Ms. Leo, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. The committee authorized management and Goldman Sachs to continue discussions with ARM.

On July 9, 2004, Mr. East and Mr. Score spoke to other members of ARM’s board of directors to update them on discussions with Artisan. The board authorized Mr. East and Morgan Stanley to continue discussions with Artisan. On the same day, Mr. East and Mr. Score had a conversation with representatives of Morgan Stanley to confirm that they should continue discussions with Goldman Sachs.

On July 12, 2004, representatives of Goldman Sachs spoke with representatives of Morgan Stanley about Artisan’s views regarding the process and timing for moving forward with the transaction, including the parties’ due diligence investigations.

Between July 12 and July 15, 2004, Mr. Templeton and Mr. Lanza attended meetings in Cambridge, United Kingdom to learn more about ARM’s business and to meet ARM’s management team and non-executive directors. The agenda included various meetings with Sir Robin Saxby and ARM’s executive staff, as well as a meeting on July 15, 2004, in London, United Kingdom with ARM’s non-executive directors.

On July 13, 2004, representatives of Morgan Stanley sent Goldman Sachs a due diligence request list for Artisan on behalf of ARM.

On July 15, 2004, at a regularly scheduled meeting of ARM’s board of directors, Mr. East and Mr. Inglis updated ARM’s board of directors on the status of negotiations with Artisan and the likely timetable for entry into an exclusivity agreement and the start of due diligence. ARM’s board of directors confirmed its approval to proceed with the proposed transaction.

On July 16, 2004, Artisan’s board of directors held a special meeting. Ms. Leo, Mr. Factor, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. Representatives of Goldman

Sachs reviewed with the board of directors the proposed structure and terms of the potential transaction being discussed with ARM. Following questions from the board of directors, the representatives of Goldman Sachs left the meeting. Mr. Lanza reviewed with the board of directors the meeting he had with members of ARM’s management and board of directors. The representatives of Goldman Sachs then rejoined the meeting. The board of directors discussed the proposed transaction, including the potential benefits of entering into a business combination transaction with ARM. The board of directors authorized management and Artisan’s advisors to negotiate and execute an exclusivity agreement with ARM and to continue negotiations with ARM with respect to the potential transaction. Also on July 16, 2004, at Artisan’s request, a representative of Goldman Sachs contacted a representative of a third party to determine whether that third party had any interest in pursuing a business combination transaction with Artisan. There was no further response from that third party.

Between July 12 and July 20, 2004, representatives of Wilson Sonsini, Goldman Sachs, Davis Polk & Wardwell, ARM’s U.S. outside counsel, and Morgan Stanley negotiated the terms of the exclusivity agreement on behalf of Artisan and ARM, as well as amendments to the confidentiality agreement that had previously been entered into by Artisan and ARM. On July 20, 2004, Artisan and ARM executed the exclusivity agreement and an amendment to the confidentiality agreement.

Between July 19 and July 21, 2004, Mr. Templeton had telephone conversations with Mr. East to discuss certain terms of the potential transaction.

On July 20, 2004, representatives of Davis Polk commenced a legal due diligence review of Artisan at Wilson Sonsini’s offices in Palo Alto, California.

On July 20 and 21, 2004, Mr. Templeton had telephone conversations with Mr. East to discuss the process for Artisan’s due diligence review of ARM.

On July 21, 2004, representatives of Goldman Sachs sent a due diligence request list to Morgan Stanley on behalf of Artisan, and called Morgan Stanley to discuss Artisan’s due diligence review of ARM.

Between July 21 and August 9, 2004, representatives of ARM’s independent accountants’ transactional services group conducted financial due diligence on Artisan on behalf of ARM.

On July 23, 2004, John G. Malecki, an Artisan fellow, met with representatives of ARM at Davis Polk’s offices in Menlo Park, California, to review aspects of Artisan’s business, and in particular information with respect to Artisan’s information technology.

On July 28, 2004, Davis Polk forwarded the first draft of the proposed merger agreement to Wilson Sonsini.

On July 29 and 30, 2004, Mr. East, Mr. Score, Mr. Ardizzone, William Parsons, ARM’s director of human resources, Mr. Muller, Mr. Brass, Mr. Goudge, Mr. Templeton, Ms. Leo, Mr. Dickinson, Dhrumil Gandhi, Artisan’s senior vice president, product technology, Brent N. Dichter, Artisan’s vice president, engineering, Mr. Malecki and representatives of Artisan’s and ARM’s respective financial advisors, together with representatives of Artisan’s legal advisors and a representative of the independent accountants’ transactional services group, met in New York to discuss and exchange information about their respective businesses. Various representatives of Artisan and ARM and their respective legal and financial advisors also held due diligence meetings in California on August 3 and August 4, 2004 covering various aspects of Artisan’s business, including finance, accounting and tax.

Between July 29 and August 12, 2004, representatives of Wilson Sonsini, Freshfields Bruckhaus Deringer, outside U.K. counsel to Artisan, Davis Polk and Linklaters, outside counsel to ARM, negotiated the terms of the merger agreement, the voting agreements, the affiliate agreements and the irrevocable undertakings.

Between August 2, 2004 and August 12, 2004, representatives of the independent public accountants conducted financial due diligence of ARM on Artisan’s behalf.

On August 5, 2004, representatives of Goldman Sachs had a conference call with representatives of Morgan Stanley to discuss certain transaction issues.

On August 9, 2004, representatives of Goldman Sachs had a conference call with representatives of Morgan Stanley to discuss the process and timing for negotiating the definitive agreements and related agreements, and for due diligence by Artisan on ARM.

On August 10, 2004, representatives of Morgan Stanley and Davis Polk met with certain of ARM’s executive directors, Mr. Brass and Mr. Ardizzone at Davis Polk’s offices in Menlo Park, California to discuss the status of the proposed transaction and the merger agreement.

On August 10, 2004, Mr. Templeton met with Mr. East and Mr. Score in Palo Alto, California to discuss the status of the proposed transaction. Also on August 10, 2004, representatives of ARM and Artisan and their respective outside counsel and financial advisors met at Wilson Sonsini’s offices in Palo Alto to negotiate the terms of the merger agreement and the related ancillary agreements.

After the meeting with ARM and its advisors, on August 10, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting. Ms. Leo, Mr. Factor, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. A representative of Goldman Sachs updated the committee on the status of discussions with ARM, including discussions of the financial terms of the transaction. A representative of Wilson Sonsini then updated the committee on the status of discussions relating to the definitive agreements. The committee discussed Artisan’s ability to terminate the exclusivity agreement pursuant to its terms and determined not to terminate the exclusivity agreement, but to allow it to continue until its expiration. The Goldman Sachs representatives left the meeting, and the committee discussed next steps in the negotiations with ARM.

Between August 10 and August 12, 2004, the parties and their respective outside counsel continued to negotiate the terms of the definitive agreements through teleconferences. During this time, representatives of Artisan and ARM and their respective legal and financial advisors participated in various meetings in Palo Alto, California related to ARM’s legal due diligence investigation of Artisan, potential synergies that could be achieved as a result of the transaction and communications to investors and the public with respect to the potential transaction. Also between August 10 and August 12, 2004, representatives of Freshfields and representatives of Linklaters discussed the concept of indemnification for Mr. Templeton and Mr. Lanza as nominee directors of ARM.

On August 11, 2004, representatives of Freshfields Bruckhaus Deringer and Artisan commenced a legal due diligence review of ARM at Linklaters’ offices in London, United Kingdom and ARM’s offices in Cambridge, United Kingdom.

On August 11, 2004, certain of ARM’s executive directors, Mr. Brass and Mr. Ardizzone held meetings regarding the outcome of the due diligence and the terms of the proposed transaction in Los Gatos, California. During this time, representatives of Morgan Stanley presented information on the financial aspects of the proposed transaction. Representatives of Davis Polk then reviewed with the ARM executives the material terms of the merger agreement and ancillary agreements, as well as open issues related to such agreements. On the same day, representatives of the independent accountants reviewed with the ARM executives their due diligence findings.

On August 12, 2004, Mr. Templeton met with Mr. East and Mr. Score in Palo Alto, California to discuss the financial terms of the proposed transaction. Mr. Templeton and Mr. East were unable to agree on the financial terms of the transaction and decided to cease discussions between Artisan and ARM with respect to the potential transaction. The due diligence activities of the parties were also immediately suspended.

On August 12, 2004, Mr. East provided an update of the due diligence and the discussions with Artisan to ARM’s board of directors, which confirmed its approval to cease discussions with Artisan.

On August 17, 2004, Sir Robin Saxby called Mr. Lanza to discuss potential solutions to open issues that had previously prevented Artisan and ARM from reaching a final agreement on transaction terms. Also on August 17, 2004, Artisan’s board of directors held a regularly scheduled meeting. Mr. Factor also attended the meeting. Mr. Lanza updated the board of directors on the cessation in negotiations with ARM due to the failure of the parties to reach agreement on the transaction terms and discussed with the board of directors his call with Sir Robin Saxby. Mr. Factor reviewed with the board of directors the result of Artisan’s due diligence review of ARM to date and the board of directors discussed the results of this review. The board of directors then authorized Artisan’s management and advisors to resume negotiations with ARM.

On August 18, 2004, Mr. East, Mr. Score and a representative of Morgan Stanley had a teleconference with Mr. Templeton and a representative of Goldman Sachs to discuss transaction terms, including financial terms.

On August 19, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting. Mr. Templeton, Mr. Factor, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. Representatives of Goldman Sachs updated the committee on the status of discussions with ARM. The committee discussed potential proposals to present to ARM relating to the financial terms of the transaction, and authorized Mr. Templeton and Goldman Sachs to present a proposal to ARM. After the meeting, Mr. Templeton and a representative of Goldman Sachs had a call with Mr. East, Mr. Score and representatives of Morgan Stanley to discuss Artisan’s proposal.

On August 19, 2004, Mr. Brass distributed to ARM’s board of directors a draft of the merger agreement and a summary of the parties proposals regarding open issues relating to the merger agreement.

Between August 19 and 20, 2004, members of ARM’s board of directors were contacted by telephone and/or email by Sir Robin Saxby or Mr. East with updated information on the status of discussions with Artisan. ARM’s board of directors authorized Mr. East to proceed with the proposed transaction.

On August 20, 2004, representatives of Artisan and ARM and their respective legal and financial advisors held teleconferences to discuss open issues relating to the definitive agreements. Mr. Templeton had several calls with Mr. East, and Mr. Lanza had a call with Sir Robin Saxby, in each case to discuss the financial terms of the transaction. Also on August 20, 2004, the nominating and governance committee of Artisan’s board of directors held a special meeting. Mr. Templeton, Mr. Becker, Ms. Leo, Mr. Factor, representatives of Wilson Sonsini and representatives of Goldman Sachs also attended the meeting. A representative of Goldman Sachs and Mr. Templeton updated the board of directors on the status of negotiations with ARM, including discussions of the financial terms of the transaction. Mr. Lanza also updated the board of directors on his discussion with Sir Robin Saxby regarding the financial terms of the transaction. A representative of Wilson Sonsini reviewed with the board of directors ARM’s latest proposal regarding open issues relating to the merger agreement. The committee discussed ARM’s latest proposal relating to open issues and authorized management and Artisan’s advisors to proceed with negotiations with ARM.

Between August 20 and August 22, 2004, Artisan and ARM and their respective advisors negotiated the terms of the merger agreement and the related agreements, and held meetings and calls to discuss the communications plan in connection with the announcement of the transaction. During this time, Artisan and its legal and accounting advisors proceeded with their due diligence review of ARM, and ARM and its legal advisors proceeded with their due diligence review of Artisan.

Between August 21 and 22, 2004, members of ARM’s board of directors were contacted by telephone and/or email by Sir Robin Saxby or Mr. East with details of the final terms of the proposed transaction. The entry into the definitive merger agreement and ancillary documents was approved and all directors who were then shareholders in ARM agreed to enter into irrevocable undertakings to vote their shares in favor of the transaction.

On August 22, 2004, Artisan’s board of directors held a special meeting. Ms. Leo, Mr. Factor, representatives of Wilson Sonsini, representatives of Goldman Sachs and a representative of the independent public accountants also attended the meeting. The representative of the independent public accountants reviewed with the board of directors the results of the independent public accountants’ accounting due diligence investigation of ARM. Following questions from the board of directors, the representative of the independent public accountants left the meeting. Mr. Factor reviewed with the board of directors the results of Artisan’s legal due diligence investigation of ARM. Following additional questions from the board of directors, Goldman Sachs presented to the board of directors its financial analysis of the proposed transaction. Wilson Sonsini then reviewed with the board of directors material terms of the definitive merger agreement and ancillary agreements that had been negotiated with ARM. Management then discussed with the board of directors the communications plan for announcement of the transaction. Goldman Sachs then delivered to the board of directors its oral opinion, subsequently confirmed in writing, that, as of August 22, 2004, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration to be received by the holders of Artisan common stock, taken in the aggregate, is fair from a financial point of view to the holders of Artisan common stock. See “The Merger—Opinion of Artisan’s Financial Advisor.” Following questions from the board of directors to management and Artisan’s advisors and further discussion, Artisan’s board of directors unanimously approved the merger agreement and resolved to recommend the Artisan stockholders adopt the merger agreement.

On August 22, 2004, ARM and Artisan and, where applicable, the relevant counter-parties, executed the merger agreement, voting agreements, irrevocable undertakings, the affiliate agreements and the indemnification agreements and issued a press release announcing the transaction.

Joint Reasons for the Merger

ARM and Artisan are each leading providers of intellectual property to the semiconductor industry:

•	ARM designs high performance, low cost, power efficient RISC microprocessors and related technology and software, and also sells development systems, to enhance the performance, cost effectiveness and power efficiency of an extensive range of embedded applications;

•	Artisan is a leading provider of intellectual property components for the design and manufacture of integrated circuits. Artisan’s product portfolio, which includes standard cell libraries, analog, mixed signal, input/output, embedded memory and high-speed interconnect intellectual property, is designed to achieve the best combination of performance, density, power and yield for a given manufacturing process.

Within the semiconductor industry today, designers face a number of significant challenges, including design and manufacturing complexity. The number of transistors that can be manufactured on a given integrated circuit continues to double approximately every 18 months. This allows semiconductor companies to create integrated circuits with tremendous functionality, but makes the design of those integrated circuits extremely difficult.

At the same time, semiconductors and the electronic products into which they are incorporated face shorter market windows due to, amongst other things, increased competition and consumer demand for ever more innovative products, which means that there are corresponding reductions in design time. Similarly, with respect to manufacturing complexity, as process geometries continue to shrink, new and often unpredictable problems emerge. Designers increasingly face numerous problems including signal integrity, reliability and manufacturability.

ARM’s and Artisan’s boards of directors believe by bringing together the advanced architectural products and expertise of ARM with Artisan’s understanding of process technologies and related manufacturability, the combined company’s product offering will help integrated circuit designers solve many of the challenges that they face.

ARM’s and Artisan’s boards of directors believe the combination of the two companies’ businesses represents a powerful opportunity to extend each company’s market leadership and creates the following opportunities for the combined company:

•	Within the integrated circuit industry there has been and continues to be an opportunity to increase outsourcing of intellectual property design. In the past, outsourcing has resulted in the growth of fabless design companies, foundries and other third party providers of process tools, electronic design automation tools and packaging. ARM’s and Artisan’s boards of directors believe that there is an opportunity to create increased demand for outsourced intellectual property components, beyond ARM’s and Artisan’s current level of activity.

ARM’s and Artisan’s boards of directors believe new capabilities and features in a wide variety of high volume electronic products, ranging from video games to automotive control systems to digital cellular phones, will continue to expand the need for new and more powerful embedded microprocessors, as well as system-on-chip integrated circuits. ARM’s and Artisan’s boards of directors believe that the combined company will be better placed to provide embedded microprocessor solutions as process geometries shrink and system complexity increases.

•	ARM’s and Artisan’s intellectual property is successfully distributed through different sales channels using complementary revenue models. ARM enjoys relationships with more than 130 silicon manufacturers, including almost all of the leaders in that sector, and electronic design automation companies. Artisan licenses its intellectual property components to design teams at more than 2,000 companies worldwide. ARM’s and Artisan’s boards of directors believe that the combined company’s enhanced sales channel will allow it to reach a broader audience.

•	Both ARM and Artisan employ a royalty model. ARM’s and Artisan’s boards of directors believe that the combined company’s broadened intellectual property offering will enable it to recognize higher royalties from a chip as the combined company can supply a greater proportion of the intellectual property for such chip by offering a more complete solution in a reliable, competitive and cost-effective manner.

•	As integrated circuit design moves to smaller process geometries, the technical challenges of designing and manufacturing low power, high performance products is expected to increase. By creating new product solutions that bring together expertise in advanced architectures with a deep knowledge of advanced process technologies, ARM’s and Artisan’s boards of directors believe that they can offer enhanced design solutions, with numerous benefits including, higher performance, low power, enhanced yield and reliability and significant reductions in overall design time.

In addition, the ARM and Artisan boards of directors believe that the combined company will have the ability to leverage Artisan’s expertise in designing intellectual property components, essential building blocks of integrated circuits, with ARM’s complementary expertise in designing higher level microprocessor cores. As a result, the combined company will be able to develop intellectual property components that are highly optimized for use in and with ARM’s microprocessor cores. The opportunities for tighter integration and finer tuning of the intellectual property components with the microprocessor cores has the potential to produce substantial benefits for end users, such as reduced power consumption and increased processor speed.

ARM’s and Artisan’s boards of directors believe having closer links between the manufacturing process, libraries and processors will accelerate innovation and bring significant value to the semiconductor industry that will result in the market preferring the solutions of the combined company.

The combination of ARM’s and Artisan’s complementary product portfolios, sales channels and customer bases will allow the combined company to effectively present one of the broadest offerings of system-on-chip intellectual property to their expanded customer base. ARM’s and Artisan’s boards of directors believe the combined company will be better positioned to address the growing integrated circuit intellectual property market. They believe that this model will assist the combined company in delivering revenue synergies, an attractive margin structure and strong cash flow generation from the combination of their complementary and innovative business models. The combined company may also achieve cost savings by consolidating selected corporate functions, which will further enhance the compelling financial profile of the combined company.

Each of the ARM and Artisan board of directors considered a number of strategic and transaction-related factors in evaluating the merger. For a detailed review of the material factors considered by each board of directors, see “—ARM’s Reasons for the Merger” and “—Artisan’s Reasons for the Merger.”

Recommendation of ARM’s Board of Directors

In resolutions dated August 22, 2004, ARM’s board of directors unanimously:

•	determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable, fair and reasonable from the perspective of ARM and in the best interests of ARM shareholders, as a whole;

•	approved the merger agreement and the transactions contemplated thereby, including the proposed merger between ARM and Artisan; and

•	determined to recommend that shareholders of ARM approve the transactions contemplated by the merger agreement, including the issuance of the merger consideration in the merger.

ARM’s board of directors intends to unanimously recommend to its shareholders that they vote “FOR” the transactions contemplated by the merger agreement and the resolutions related thereto.

ARM’s Reasons for the Merger

In approving the transaction and making these recommendations, ARM’s board of directors consulted with ARM’s management as well as its outside legal counsel and Morgan Stanley, ARM’s financial advisor, and it carefully considered the following material factors:

•	all the reasons described above under “Joint Reasons for the Merger,” including the near- and long-term synergies and productivity improvements expected to be available to the combined company;

•	anticipated incremental business related to the fact that Artisan has licensed its intellectual property components to design teams at more than 2,000 companies worldwide and has a proven sales channel which will be highly appropriate for ARM’s foundry program products and some of ARM’s modeling products;

•	the fact that ARM has licensed its core products to the world’s top semiconductor companies thus having developed an excellent sales channel to those accounting for the majority of the world’s semiconductor shipments presents an opportunity for incremental business through selling Artisan’s library products to these customers;

•	the ability to create additional products through combining the technologies and technical expertise of the two businesses;

•	the combined company’s expected ability to reach additional customers through having a broader product portfolio that may better serve ARM’s user community;

•	the acceleration of ARM’s intention to create a design center in India to further serve both its global customers and domestic customers in that location. ARM has concluded that the best strategy to extend its enterprise with these capabilities would be to acquire a design center rather than build one. As part of the merger, use of Artisan’s India design center in Bangalore will assist ARM to the meet this strategic objective;

•

although ARM derives a substantial proportion of its revenues from the U.S. (51% of revenues in the year ended December 31, 2003) it anticipates that further adoption and opportunities for the creation and sales of ARM based technologies will be possible with an increased physical presence in the U.S., and Silicon Valley, in particular, from where much innovation continues to originate;

•	information concerning the business, assets, capital structure, financial performance and condition and prospects of ARM and Artisan, focusing in particular on the quality of Artisan’s product portfolio and the compatibility of the two companies’ operations;

•	current and historical prices and trading information with respect to each company’s shares;

•	the timescales, costs and feasibility of developing in house, the technical expertise, the skills, the processes and infrastructure, the brand development and recognition, and the sales channels possessed by Artisan;

•	the composition and strength of the expected senior management of the combined company and the familiarity of the companies and their operating capabilities;

•	the likelihood of the enhancement of the global strategic position of the combined company beyond that which ARM could achieve on its own;

•	the fact that ARM shareholders would hold approximately 74% of the outstanding shares of the combined company after the merger based on a fully diluted share count and using the treasury method of accounting for stock options for ARM and Artisan, based on capital stock information available as of August 22, 2004 and stock closing prices on August 20, 2004;

•	the expectation that the merger will be non-dilutive to ARM’s earnings per share in the first year after completion of the merger, excluding the impact of one-time and non-cash acquisition related charges;

•	the opinion of Morgan Stanley that, as of the date of its opinion and on the basis of and subject to the matters stated in that opinion, the stock consideration and the cash consideration, taken in the aggregate, is fair from a financial point of view to ARM;

•	the challenges of combining the businesses of two major publicly traded corporations of this size and the attendant risks of not achieving the potential revenue synergies and cost savings, other financial and operating benefits or improvement in earnings, and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

•	that, while the merger is likely to be completed, there are risks associated with obtaining necessary approvals, and, as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed even if approved by shareholders (see “Terms of the Merger Agreement—Principal Conditions to Completion of the Merger”); and

•	the terms and structure of the merger and the terms and conditions of the merger agreement, including the exchange ratio for the merger, the cash consideration, the size of the termination fees and the circumstances in which they are payable and the ability of both companies to negotiate with third parties that make acquisition proposals and to accept superior proposals (see “Terms of the Merger Agreement—Principal Conditions to Completion of the Merger” and “Terms of the Merger Agreement—Termination of the Merger Agreement”).

In view of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, ARM’s board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In addition, ARM’s board of directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the board of directors’ ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including through discussions with and questioning of ARM’s management and management’s analysis of the proposed merger based on information received from ARM’s legal, financial and accounting advisors. In considering the factors described above, individual members of ARM’s board of directors may have given different weight to different factors. ARM’s board of directors considered all these factors together and, on the whole, thought them to be favorable to, and to support, its determination.

Recommendation of Artisan’s Board of Directors

At a meeting held on August 22, 2004, Artisan’s board of directors unanimously:

•	declared advisable the merger, the merger agreement and the transactions contemplated by the merger agreement;

•	determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Artisan’s stockholders;

•	declared that it is in the best interests of Artisan’s stockholders that Artisan enter into the merger agreement and complete the merger on the terms and subject to the conditions set forth in the merger agreement; and

•	determined to recommend that the Artisan stockholders approve adoption of the merger agreement.

Artisan’s board of directors unanimously recommends to its stockholders that they vote “FOR” the adoption of the merger agreement and the Artisan adjournment proposal.

Artisan’s Reasons for the Merger

In reaching its decision to approve and adopt the merger agreement and recommend adoption of the merger agreement to Artisan stockholders, Artisan’s board of directors consulted with Artisan’s management, as well as its legal, financial and accounting advisors and it carefully considered a number of factors including, but not limited to, the following factors:

•	all the reasons described above under “Joint Reasons for the Merger,” including providing Artisan access to a broader customer base, thereby allowing Artisan’s products to reach a broader market and enabling broader adoption of Artisan’s technology, and the opportunity to develop more complete solutions with greater integration than Artisan could achieve independently;

•	the balance sheet of the combined company and the greater resources which Artisan can realize as a result of the merger, including the resources to invest in new products and promote the adoption of Artisan’s products to a broader range of customers;

•	the scale of the combined company after the merger should allow it to achieve cost savings over time;

•	the consideration to be received by Artisan’s stockholders in the merger, including:

•	the fact that the merger will present the opportunity for the holders of Artisan common stock to receive a premium of approximately 41.9% over the last sale price of Artisan common stock on the Nasdaq National Market on August 20, 2004, the last day of trading before the announcement of the merger, and a premium of approximately 1.7% over the last sale price of Artisan common stock on the Nasdaq National Market on November 16, 2004, the last day of trading before the submission of this document to the SEC, while at the same time allowing Artisan stockholders to participate in a combined company positioned to benefit from new growth opportunities;

•	the fact that part of the consideration will be paid in cash provides some certainty as to the value to be received by Artisan stockholders; and

•	the fact that the election mechanism allows Artisan stockholders the possibility to receive more of the type of consideration they desire;

•	the financial analyses presented by Goldman Sachs to Artisan’s board of directors and Goldman Sachs’ opinion to the effect that, as of August 22, 2004 and subject to the factors and assumptions set forth in its opinion, the consideration to be received by the holders of Artisan common stock, taken in the aggregate, is fair from a financial point of view to the holders of Artisan common stock;

•	Mr. Templeton and Mr. Lanza will be appointed to ARM’s board of directors;

•	the financial condition, results of operations, businesses and strategic objectives of Artisan and ARM;

•	the prospects of Artisan as an independent company;

•	current financial market conditions and historical market prices and trading information with respect to Artisan common stock and ARM ordinary shares and ARM ADSs;

•	the ability to complete the merger as a reorganization for U.S. federal income tax purposes (for a summary of material tax consequences of the merger, see “Material Tax Consequences”);

•	Artisan stockholders will have an opportunity to vote on the proposed merger;

•	the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations;

•	historical information concerning Artisan’s and ARM’s business, financial performance and condition, operations, technology and competitive position;

•	reports as to the results of financial, accounting, legal and business due diligence;

•	the provisions of the merger agreement regarding third party proposals, including:

•	that Artisan’s board of directors may, under certain circumstances, furnish information to a party making, and enter into discussions regarding, an unsolicited, bona fide proposal that Artisan’s board of directors believes in good faith is reasonably likely to lead to a superior proposal;

•	that Artisan’s board of directors may, under certain circumstances, withdraw or change its recommendation in favor of adoption of the merger agreement;

•	the potential payment to ARM of a termination fee;

•	the potential effect of these provisions on possible efforts by other parties to acquire or otherwise combine with Artisan; and

•	the interests that certain directors and executive officers of Artisan may have with respect to the merger in addition to their interests as Artisan stockholders generally. See “Interest of Directors and Officers of Artisan in the Merger.”

Artisan’s board of directors also identified and considered the following potentially negative factors in its deliberations concerning the merger including, but not limited to:

•	the challenges of integrating the management teams, strategies, cultures and organizations of the companies, and the risk that the combined company may not be successful in integrating the operations of Artisan and ARM, which challenges are exacerbated by the fact that ARM is a company organized under the laws of England and Wales and headquartered in the United Kingdom, which could make it more difficult to successfully execute post-merger integration plans and capture potential synergy opportunities;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	risks associated with currency exchange rates and their potential impact on the operating performance of the combined company;

•	the risk that the current trading volume of ARM ADSs is limited and a robust market for the ARM ADSs may not develop;

•	constraints on the ability of Artisan to enter into other transactions imposed by the merger agreement; and

•	other applicable risks including the possible change in the value of the ARM ADSs or ARM ordinary shares to be paid as merger consideration, impact of the failure to complete the merger on Artisan, the costs of the merger and employee retention risks described in the section entitled “Risk Factors.”

The foregoing discussion addresses the material information and factors considered by Artisan’s board of directors in its consideration of the merger, including factors that support the merger as well as those that may weigh against it. In view of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Artisan’s board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In addition, the board of directors did not undertake to assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including through discussions with and questioning of Artisan’s management and management’s analysis of the proposed merger based on information received from Artisan’s legal, financial and accounting advisors. In considering the factors described above, individual members of Artisan’s board of directors may have given different weight to different factors. Artisan’s board of directors considered all these factors together and, on the whole, thought them to be favorable to, and to support, its determination.

In considering the recommendation of Artisan’s board of directors to adopt the merger agreement, Artisan stockholders should be aware that certain officers and directors of Artisan have certain interests in the proposed merger that are different from and in addition to the interests of Artisan stockholders. Artisan’s board of directors was aware of these interests and considered them in approving the merger agreement and the merger. See “Interests of Directors and Officers of Artisan in the Merger.”

Opinion of Artisan’s Financial Advisor

Goldman Sachs rendered its opinion to Artisan’s board of directors that, as of August 22, 2004 and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration to be received by the holders of Artisan common stock, taken in the aggregate, is fair from a financial point of view to the holders of Artisan common stock.

The full text of the written opinion of Goldman Sachs, dated August 22, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Artisan’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of Artisan’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Artisan’s common stock should vote or make any election with respect to the merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	Annual Reports on Form 10-K of Artisan for the five fiscal years ended September 30, 2003 and annual reports to stockholders and Annual Reports on Form 20-F of ARM for the five years ended December 31, 2003;

•	Quarterly Reports on Form 10-Q of Artisan;

•	interim reports to ARM shareholders;

•	other communications from Artisan and ARM to their respective stockholders; and

•	financial analyses and forecasts for Artisan and ARM, based on publicly available information about ARM, prepared by the management of Artisan, including certain cost savings and operating synergies projected by the management of Artisan to result from the merger.

Goldman Sachs also held discussions with members of the senior managements of Artisan and ARM regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the Artisan common stock, ARM ADSs and ARM ordinary shares;

•	compared certain financial and stock market information for Artisan and ARM with similar information for certain other companies the securities of which are publicly traded;

•	reviewed the financial terms of certain recent business combinations in the semiconductor intellectual property and electronic design automation industries specifically and in other industries generally; and

•	performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with Artisan’s consent that the financial forecasts of Artisan and ARM, based on publicly available information about ARM, prepared by Artisan’s management were reasonably prepared on a basis reflecting Artisan’s best currently available estimates and judgments. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off balance sheet assets and liabilities) of Artisan or ARM or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect on Artisan or ARM or on the expected benefits of the merger in any way meaningful to its analysis. The Goldman Sachs opinion does not address the underlying business decision of Artisan to engage in the merger nor did Goldman Sachs express any opinion as to the prices at which ARM ADSs or ARM ordinary shares will trade at any time.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables should be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 22, 2004 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the Artisan common stock and the ARM ADSs for the three year period ended August 20, 2004. Goldman Sachs also reviewed the merger consideration to be received by holders of Artisan common stock pursuant to the merger agreement, which consists of, on average, $9.60 in cash and 4.41 ARM ADSs per share of Artisan common stock, and the implied value of the merger consideration as of August 20, 2004, which was $33.89 per share of Artisan common stock. Goldman Sachs compared this implied value to the average closing prices of ARM ADSs on selected dates and over selected periods ended August 20, 2004. This analysis indicated that the $33.89 implied value as of August 20, 2004 represented:

•	a premium of 41.9% based on the August 20, 2004 closing price of $23.88 per share;

•	a premium of 46.7% based on the latest one week average closing price of $23.11 per share;

•	a premium of 45.2% based on the latest one month average closing price of $23.34 per share;

•	a premium of 41.0% based on the latest three month average closing price of $24.04 per share;

•	a premium of 49.2% based on the latest six month average closing price of $22.71 per share;

•	a premium of 59.0% based on the latest 12 month average closing price of $21.32 per share; and

•	a premium of 13.7% based on the all time high closing price of $29.81 per share since Artisan’s common stock began trading on February 2, 1998, which all time high occurred on March 2, 2000.

Goldman Sachs also reviewed the exchange ratio of Artisan common stock to ARM ADSs implied by comparing the $33.89 implied value of the per share merger consideration as of August 20, 2004 to the $5.51 closing price per ARM ADS on August 20, 2004. Goldman Sachs compared this ratio to the implied exchange ratio of Artisan common stock to ARM ADSs based on average closing prices on and over selected periods ended August 20, 2004. This analysis indicated that the exchange ratio of Artisan common stock to the ARM ADSs, assuming no cash was paid as part of the merger consideration, implied pursuant to the merger agreement as of August 20, 2004 represented:

•	a premium of 41.9% based on the August 20, 2004 implied exchange ratio of 4.33x;

•	a premium of 42.7% based on the latest one week implied exchange ratio of 4.31x;

•	a premium of 45.9% based on the latest one month implied exchange ratio of 4.22x;

•	a premium of 54.4% based on the latest three month implied exchange ratio of 3.98x;

•	a premium of 68.4% based on the latest six month implied exchange ratio of 3.65x; and

•	a premium of 77.6% based on the latest 12 month implied exchange ratio of 3.46x.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Artisan and ARM, based on publicly available information about ARM, to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor intellectual property and electronic design automation industries:

Semiconductor Intellectual Property		Electronic Design Automation
• Arc International plc	• PDF Solutions, Inc.	• Cadence Design Systems, Inc.
• CEVA, Inc.	• TTP Communications plc	• Mentor Graphics Corporation
• MIPS Technologies, Inc.	• Virage Logic Corporation	• Synopsys, Inc.
• Monolithic System Technology, Inc.		• Verisity Ltd.

Although none of the selected companies is directly comparable to Artisan or ARM, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Artisan and ARM.

Goldman Sachs calculated the equity market capitalization for Artisan, ARM and each of the selected companies by multiplying the closing market price of each as of August 20, 2004 by the number of each company’s diluted shares outstanding using the treasury method. Artisan’s and ARM’s diluted share amounts, based on publicly available information about ARM, were obtained from Artisan management and the selected companies’ diluted share amounts were obtained from their respective latest SEC filings. Each company’s enterprise value was calculated by adding to its equity market capitalization the amount of its debt and subtracting its cash, which amounts were obtained from their respective latest SEC filings. Goldman Sachs then calculated and compared financial multiples based on estimated financial data for calendar years 2004 and 2005. Artisan’s and ARM’s data, based on publicly available information about ARM, were obtained from Artisan management and the selected companies’ data were obtained from IBES estimates. IBES is a database owned and operated by Thomson Financial, which contains estimated and actual earnings, cash flow and other data for companies which have securities that trade in U.S. and foreign markets. With respect to Artisan, ARM and each of the selected companies for which these estimates were available, Goldman Sachs calculated and compared:

•	enterprise value as a multiple of estimated revenue for each of calendar years 2004 and 2005, which is referred to below as a revenue multiple; and

•	the August 20, 2004 closing market price as a multiple of estimated earnings per share for each of calendar years 2004 and 2005, which is referred to below as a P/E multiple.

With respect to Artisan, Goldman Sachs also calculated and compared the following using the $33.89 implied value of the per share merger consideration as of August 20, 2004:

•	calendar year 2004 and 2005 revenue multiples based upon Wall Street research estimates of revenue for those periods and Artisan management’s base case and upside case estimates of revenue for those periods; and

•	calendar year 2004 and 2005 P/E multiples based upon the IBES estimates of earnings per share for those periods and Artisan management’s base case and upside case estimates of revenue for those periods.

The results of these analyses are summarized as follows:

	Selected Companies Range	ARM		Artisan		Artisan @ $33.89/share
						IBES/ Street		Management
								Base		Upside
Revenue Multiples
CY2004E	3.4x-1.3x	6.0	x	5.1	x	8.2	x	8.2	x	7.9	x
CY2005E	2.6x-0.9x	4.8	x	4.3	x	6.4	x	6.9	x	6.1	x
P/E Multiples
CY2004E	68.8x-13.5x	34.4	x	31.5	x	44.7	x	44.7	x	44.0	x
CY2005E	51.3x-10.6x	22.6	x	28.1	x	33.5	x	39.9	x	34.9	x

Illustrative Future Stock Price Analysis. Goldman Sachs performed an analysis to compare the illustrative ranges of hypothetical undiscounted future prices of Artisan common stock one year after August 20, 2004, based upon estimated Artisan financial information for the calendar years 2004 and 2005 provided by Artisan’s management. Starting with Artisan management’s estimate of calendar year 2004 revenue, Goldman Sachs applied illustrative calendar year 2004 to 2005 revenue growth rates ranging from 12.5% to 22.5% and illustrative operating margins ranging from 30% to 36% to obtain a range of illustrative calendar year 2005 operating income for Artisan. Goldman Sachs then applied Artisan management’s estimates of Artisan’s calendar year 2005 interest income and tax rate to such operating income to obtain a range of illustrative calendar year 2005 earnings for Artisan. Using Artisan management’s estimate of fully diluted shares outstanding for calendar year 2005, Goldman Sachs obtained a range of illustrative calendar year 2005 earnings per share, or EPS. Goldman Sachs completed the analysis by applying illustrative P/E multiples ranging from 27.5x to 32.5x to the range of illustrative calendar year 2005 EPS. Based on this analysis, Goldman Sachs derived the following illustrative ranges of hypothetical undiscounted future prices of Artisan common stock one year after August 20, 2004:

•	$19.92 to $25.72, assuming a P/E multiple of 27.5x;

•	$21.73 to $28.06, assuming a P/E multiple of 30.0x; and

•	$23.54 to $30.40, assuming a P/E multiple of 32.5x.

Goldman Sachs also performed an analysis to compare the illustrative ranges of hypothetical undiscounted future prices of ARM ADSs one year after August 20, 2004, based upon ARM financial information for the calendar years 2004 and 2005 as estimated, based on publicly available information about ARM, and provided by Artisan’s management. This illustrative future stock price analysis regarding ARM was performed in the same manner as the illustrative future stock price analysis regarding Artisan described above, except Goldman Sachs applied illustrative calendar year 2004 to 2005 revenue growth rates ranging from 20.0% to 30.0%, illustrative operating margins ranging from 25% to 33% and illustrative P/E multiples ranging from 25.0x to 30.0x. Based on this analysis, Goldman Sachs derived the following illustrative ranges of hypothetical undiscounted future prices of ARM ADSs one year after August 20, 2004:

•	$4.93 to $6.69, assuming a P/E multiple of 25.0x;

•	$5.43 to $7.36, assuming a P/E multiple of 27.5x; and

•	$5.92 to $8.03, assuming a P/E multiple of 30.0x.

Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis to determine ranges of illustrative implied present values per share of Artisan common stock using Artisan management’s projections regarding revenue growth, earnings before interest and taxes margin, or EBIT margin, and other financial information. Using discount rates ranging from 12.0% to 16.0%, Goldman Sachs derived a range of illustrative implied enterprise values for Artisan by discounting to present value the estimated free cash flow of Artisan over the period from calendar year 2004 to 2014 and the estimated implied terminal values that resulted from applying perpetual growth rates ranging from 3.0% to 5.0% to Artisan’s projected calendar year 2014 free cash flow. To calculate ranges of illustrative implied present values per share of Artisan common stock, Goldman Sachs added to the range of illustrative implied enterprise values the amount of Artisan’s cash and subtracted Artisan’s indebtedness and divided the result by the number of Artisan’s fully diluted shares, each as provided by Artisan’s management. This analysis resulted in illustrative implied present values per share of Artisan common stock ranging from $19.14 to $27.98 per share.

Goldman Sachs also performed a discounted cash flow analysis to determine ranges of illustrative implied present values per share of Artisan common stock using a sensitivity analysis with respect to Artisan’s management projections for estimated calendar year 2005 to 2006 revenue growth and estimated EBIT margin. Using a discount rate of 14.0%, calendar year 2005 to 2006 revenue growth rates ranging from 16% to 24% and EBIT margin ranging from 29.5% to 41.5%, Goldman Sachs derived a range of illustrative implied enterprise values for Artisan by discounting to present value the estimated free cash flow of Artisan over the period from calendar year 2004 to 2014 and the estimated implied terminal values that resulted from applying a perpetual growth rate of 4.0% to Artisan’s projected calendar year 2014 free cash flow. Goldman Sachs then calculated ranges of illustrative implied present values per share of Artisan common stock from the illustrative ranges of illustrative implied enterprise values in the manner described above. This analysis resulted in illustrative implied present values per share of Artisan common stock ranging from $17.80 to $28.60 per share.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected completed transactions in the electronic design automation industry (Acquirer / Target—Announcement Date):

•	Synopsys, Inc. / Numerical Technologies, Inc.—January 13, 2003;

•	Cadence Design Systems, Inc. / Simplex Solutions, Inc.—April 24, 2002;

•	Mentor Graphics Corp. / IKOS Systems, Inc.—December 7, 2001;

•	Synopsys, Inc. / Avant! Corp.—December 3, 2001;

•	Cadence Design Systems, Inc. / OrCAD, Inc.—June 14, 1999;

•	Cadence Design Systems, Inc. / QuickTurn Design Systems, Inc.—December 8, 1998;

•	Synopsys, Inc. / Viewlogic Systems, Inc.—October 15, 1997;

•	Avant! Corp. / Technology Modeling Associates, Inc.—September 5, 1997;

•	Synopsys, Inc. / Epic Design Technology, Inc.—January 16, 1997;

•	Cadence Design Systems, Inc. / Cooper & Chyan Technology, Inc.—October 28, 1996;

•	Cadence Design Systems, Inc. / High Level Design Systems—October 3, 1996;

•	Avant! Corp. / Meta-Software, Inc.—August 22, 1996; and

•	Avant! Corp. / Integrated Silicon Systems Corp.—August 14, 1995.

For each of the selected transactions, Goldman Sachs calculated and compared the following, using press releases and SEC filings for equity value and levered aggregate consideration, Bloomberg for trading prices and Wall Street research for revenue estimates:

•	levered aggregate consideration, which is the aggregate equity value implied by the transaction less the target company’s cash and plus its debt, as a multiple of estimated next twelve months, or NTM, revenues of the target company as of the transaction announcement date, which multiple is referred to as the acquisition multiple;

•	the average of the multiples of enterprise value to estimated NTM revenue for each of Cadence, Mentor Graphics and Synopsys, which are referred to in the table below as the selected peers, as of the applicable transaction announcement date; and

•	the implied acquisition multiple as of August 20, 2004 based on the percentage change between the average of the multiples calculated in the immediately preceding bullet point and the average of the multiples of enterprise value to estimated NTM revenue for each of the selected peers as of August 20, 2004, which was 2.0x.

The following table presents the results of this analysis:

	Multiple of NTM Revenue				Implied Acquisition Multiple Based on Changes in Selected Peers’ Average Multiple
	Target		Selected Peers
Mean	2.9	x	2.5	x	2.5	x
Median	3.1		2.5		2.3

Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the merger using estimates of calendar year 2005 cash earnings for Artisan and ARM, as estimated based on publicly available information about ARM, prepared by Artisan’s management and IBES consensus median estimates of calendar year 2005 cash earnings for Artisan and ARM as of August 20, 2004. For calendar year 2005, Goldman Sachs compared estimated cash earnings per fully diluted ARM ADS, on an ARM stand alone basis, to estimated cash and “adjusted cash” earnings per fully diluted ARM ADS, after giving effect to the completion of the merger. Adjusted cash earnings was obtained by subtracting the net income impact associated with Artisan management’s estimate of ARM’s calendar year 2005 amortization of Artisan’s deferred revenue asset from the estimates of ARM’s calendar year 2005 cash earnings. Goldman Sachs performed the pro forma merger analyses using the $9.60 cash component of the merger consideration, the market value of 4.41 ADSs based on the $5.51 closing price per ARM ADS on August 20, 2004 and Wall Street research estimates of ARM’s fully diluted shares outstanding. Based on these analyses, the proposed merger would be dilutive to ARM’s stockholders on both a cash earnings per share basis and an adjusted cash earnings per share basis in these scenarios in calendar year 2005.

Contribution Analysis. Goldman Sachs reviewed specific historical and estimated future operating and financial information including, among other things, revenues, gross profit, operating income and net income for Artisan, ARM, based on publicly available information about ARM, and the combined entity resulting from the merger, based on Artisan management’s financial forecasts and also, with respect to net income only, IBES consensus median estimates. Goldman Sachs calculated that Artisan’s stockholders would receive 32.2% of the outstanding common equity of the combined company following completion of the merger assuming for illustrative purposes an all stock consideration transaction at an implied exchange ratio based on the $33.89 implied value of the per share merger consideration as of August 20, 2004 and the $5.51 closing price per ARM ADS on August 20, 2004. Goldman Sachs then analyzed the relative income statement contributions of Artisan and ARM to the combined company following completion of the merger based on actual calendar year 2003 and estimated calendar years 2004 and 2005 using financial data and the assumptions provided to Goldman Sachs by Artisan management, based on publicly available information about ARM, and, to the extent indicated above, IBES. The following table presents the results of this analysis:

	Artisan Contribution to Combined Company
	Revenues	Gross Profit	Operating Income	Net Income
				Management	IBES
CY2003A	26.6%	23.3%	26.8%	22.5%	N/A
CY2004E	25.8	22.4	31.5	25.9	25.8%
CY2005E	24.8	22.7	26.6	21.7	25.6

Using the estimates of calendar year 2005 net income of ARM, based on publicly available information about ARM, and Artisan provided by Artisan management, Goldman Sachs performed a sensitivity analysis to compare the relative income statement contributions of Artisan and ARM to the combined company following completion of the merger when these estimates of calendar year 2005 net income for ARM and Artisan were increased by up to 20% and decreased by up to 20%. This analysis resulted in illustrative relative calendar year 2005 net income contributions of Artisan to the combined company ranging from 15.6% to 29.3%.

Goldman Sachs further analyzed the implied relative equity ownership of the stockholders of each of Artisan and ARM of the combined company following completion of an illustrative all stock consideration merger by applying ARM’s multiples of revenue, gross margin and operating income to both Artisan’s and ARM’s, based on publicly available information about ARM, respective actual calendar year 2003 and estimated calendar years 2004 and 2005 financial data and assumptions provided by Artisan management and IBES and then adding to each of these calculations the cash position and subtracting the outstanding debt of Artisan and ARM. The following table presents the results of this analysis:

	Implied Equity Ownership
	Revenues	Gross Profit	Operating Income	Net Income
				Management	IBES
CY2003A	27.5%	24.7%	27.7%	22.5%	N/A
CY2004E	26.8	24.0	31.5	25.9	25.8%
CY2005E	26.0	24.3	27.4	21.7	25.6

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Artisan or ARM or the contemplated merger.

Goldman Sachs prepared these analyses solely for purposes of Goldman Sachs’ providing its opinion to Artisan’s board of directors as to the fairness from a financial point of view to the holders of shares of Artisan common stock of the stock consideration and cash consideration to be received by the holders of Artisan common stock, taken in the aggregate. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Artisan, ARM, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Goldman Sachs’ opinion to Artisan’s board of directors was one of many factors taken into consideration by Artisan’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E to this document.

Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs may provide investment banking services to ARM from time to time for which it may receive compensation. Artisan’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Artisan, ARM and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Artisan and ARM for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Pursuant to a letter agreement dated March 8, 2004, Artisan engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of this engagement letter, Artisan has agreed to pay Goldman Sachs a transaction fee based on 1.25% of the aggregate consideration paid in the merger, which is payable upon completion of the merger. In addition, Artisan has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of ARM’s Financial Advisor

ARM retained Morgan Stanley to provide it with certain financial advisory services in connection with the merger. Morgan Stanley was selected by ARM based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of ARM. Morgan Stanley delivered its opinion to ARM’s board of directors, that as of August 22, 2004, based upon and subject to the various considerations set forth in the opinion, the stock consideration and the cash consideration, taken in the aggregate, to be paid by ARM pursuant to the merger agreement was fair from a financial point of view to ARM.

The full text of the written opinion of Morgan Stanley, dated August 22, 2004, is attached as Annex F to this document. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed only to ARM’s board of directors and addresses only the fairness of the stock consideration and the cash consideration, taken in the aggregate, to be paid by ARM pursuant to the merger agreement from a financial point of view to ARM as of the date of the opinion. It does not address any other aspect of the merger including, without limitation, the merits of the underlying rationale for the merger. Morgan Stanley’s opinion does not constitute a recommendation to any shareholder of ARM as to how to vote at ARM’s shareholder meeting to be held in connection with the merger. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of its opinion.

In rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Artisan and ARM;

•	reviewed certain internal financial statements and other financial and operating data concerning Artisan prepared by the management of Artisan;

•	discussed certain financial projections prepared by the management of ARM regarding Artisan with senior executives of Artisan;

•	discussed the past and current operations and financial condition and the prospects of Artisan with senior executives of Artisan;

•	discussed certain internal financial statements and other financial operating data concerning ARM prepared by the management of ARM with senior executives of ARM;

•	discussed certain financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of ARM, with senior executives of ARM;

•	discussed the past and current operations and financial condition and the prospects of ARM with senior executives of ARM;

•	reviewed the pro forma impact of the merger on ARM’s earnings per share, consolidated capitalization and financial ratios;

•	discussed potential strategic, financial and operational benefits anticipated from the merger with senior executives of Artisan and ARM;

•	reviewed the reported prices and trading activity for the Artisan common stock, the ARM ordinary shares and the ARM ADSs;

•	compared the financial performance of Artisan and ARM and the prices and trading activity of Artisan common stock, the ARM ordinary shares and ARM ADSs with that of certain other comparable publicly traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Artisan and ARM and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Artisan and ARM for the purposes of its opinion. With respect to the internal financial statements, the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, and other financial data, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Artisan and ARM. Morgan Stanley relied upon the assessment by the management of ARM and Artisan of their ability to retain key employees.

Morgan Stanley also relied upon, without independent verification, the assessment by the management of ARM and Artisan of ARM’s and Artisan’s technologies and products, the timing and risks associated with integration of ARM and Artisan and the validity of, and risks associated with, ARM’s and Artisan’s existing and future products and technologies. Morgan Stanley did not perform any legal due diligence, carry out any accounting or tax review (or give advice in relation thereto) or make any technical assessment of the assets of Artisan and does not assume any liability in respect thereof.

In connection with the legal and tax matters relating to the merger, Morgan Stanley relied upon the information provided by and judgments made by Artisan and ARM and their respective legal and tax advisors.

Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. In addition, Morgan Stanley assumed that in connection with the receipt of all necessary government, regulatory or other consents and approvals for the merger, no restrictions will be imposed that would have an adverse effect on Artisan or ARM or on the benefits expected to be derived from the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Artisan, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of Morgan Stanley’s opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its opinion dated August 22, 2004. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Common Stock Performance. Morgan Stanley’s analysis of Artisan’s common stock performance consisted of a historical analysis of trading prices and volumes over the period from August 20, 2003 to August 20, 2004. During that period, based on trading prices on the Nasdaq National Market, the Artisan common stock achieved a high trading price per share of $27.10 and a low trading price of $15.09 per share. Morgan Stanley noted that the Artisan’s common stock closed at a price of $23.88 per share on August 20, 2004.

Comparative Stock Price Performance. Morgan Stanley performed historical analyses of closing prices of ARM ADSs, Artisan common stock, the Nasdaq National Market and an equally weighted index of semiconductor intellectual property and electronic design automation companies consisting of Cadence Design Systems, Inc., Synopsys, Inc., Rambus Inc., Virage Logic Corporation, MIPS Technologies, Inc. and CEVA, Inc. Morgan Stanley compared the performance of such index to the Nasdaq National Market and to the performance of the ARM ADSs and the Artisan common stock during the period from August 20, 2003 to August 20, 2004. Morgan Stanley observed that over such period, the semiconductor intellectual property and electronic design automation index decreased 11%, the Nasdaq National Market increased 4%, the ARM ADSs increased 20%, and Artisan common stock increased 13%.

Present Value of Research Analyst Price Targets Analysis. Morgan Stanley performed an analysis of the present value per share of the Artisan common stock by analyzing the 12 month target price of the Artisan common stock based upon publicly available estimates of certain securities research analysts. Morgan Stanley noted that the range of 12 month target price of the Artisan common stock was between $30.00 and $35.00 per share. Morgan Stanley further observed that using an illustrative discount rate, i.e., the rate used to determine the present value, of 12% using the capital asset pricing model and the discount period (i.e., the period used to determine the present value, of one year), the present value of the analyst price target range is $26.75 to $31.25.

Relative Contribution Analysis. Morgan Stanley analyzed the relative contribution of ARM and Artisan to estimated revenue, gross margin and operating income of the combined company for the second and third quarters of calendar 2004 and for calendar 2004 and 2005 based on publicly available estimates of certain securities research analysts for ARM and Artisan. Morgan Stanley’s relative contribution analysis assumed no synergies from the merger. Morgan Stanley then adjusted the relative contribution percentages for the relative capital structure of each company to determine the pro forma ownership of the combined company. The results are set forth below:

	% Implied Ownership
	ARM	Artisan
Operating Income
Second Quarter 2004	70.2%	29.8%
Third Quarter 2004	65.0	35.0
Calendar Year 2004	69.1	30.9
Calendar Year 2005	70.3	29.7

Gross Margin
Second Quarter 2004	77.3%	22.7%
Third Quarter 2004	75.8	24.2
Calendar Year 2004	76.4	23.6
Calendar Year 2005	74.8	25.2

Revenue
Second Quarter 2004	74.0%	26.0%
Third Quarter 2004	73.0	27.0
Calendar Year 2004	73.5	26.5
Calendar Year 2005	72.8	27.2

Morgan Stanley noted that the pro forma ownership of the combined company implied by the closing prices of Artisan common stock and ARM ADSs on August 20, 2004 (assuming an illustrative all stock transaction) would be 67.8% for ARM and 32.2% for Artisan.

Morgan Stanley further noted that based on an Artisan ownership range of 26% to 35% in the combined company and based on the closing prices of Artisan common stock and ARM ADSs on August 20, 2004, the implied price of Artisan common stock was approximately $25.75 to $38.00 per share on August 22, 2004.

Comparable Valuation Analysis. While noting that no comparable public company is exactly identical to Artisan or ARM, Morgan Stanley compared selected financial information for Artisan and ARM with publicly available information for comparable semiconductor intellectual property and electronic design automation companies that share certain product characteristics and similar customer bases with Artisan and ARM. Using the closing prices as of August 20, 2004, Morgan Stanley calculated, for each of these companies, the aggregate value divided by the revenue estimates for calendar 2004 and 2005, which is referred to below as the aggregate value/revenue multiple and the stock trading price divided by the earnings per share estimates for calendar 2004 and 2005, known as the P/E multiple. The aggregate value of a company was defined as the market value of equity less cash plus the value of any debt, capital lease and preferred stock obligations of the company. The revenue and earnings per share estimates for comparable semiconductor intellectual property and electronic design automation companies were derived from IBES mean consensus revenue and earnings per share estimates. The revenue and earnings per share estimates for ARM and Artisan were based upon publicly available estimates of certain securities research analysts. In deriving Artisan’s net income estimates from the pretax income estimates, Morgan Stanley used an effective tax rate of 32.5%, based on discussions with the senior executives of ARM and Artisan and taking into account potential tax benefits and deductions available to Artisan on a standalone basis and Artisan and ARM on a pro forma basis. The following table shows the results of these calculations:

	Estimated Aggregate Value / Revenue		Estimated P/E
Company	2004	2005	2004	2005
Cadence Design Systems, Inc	2.7x	2.5x	16.4x	12.8x
Synopsys, Inc.	1.6	1.8	15.8	42.5
Rambus Inc.	8.7	7.3	46.0	34.3
Virage Logic Corporation	2.5	2.0	67.5	27.0
MIPS Technologies, Inc.	1.9	1.7	38.7	19.7
CEVA, Inc.	1.8	1.6	45.9	24.2
ARM Holdings plc (ADS)	5.8	4.8	34.0	23.2
Artisan Components, Inc.	5.1	4.0	27.8	21.2

Morgan Stanley noted that calendar 2005 P/E multiple range of 20.0x to 27.5x implied an Artisan common stock price per share of approximately $22.50 to $31.00.

Morgan Stanley further noted that by using the closing prices of Artisan common stock and ARM ADSs on August 20, 2004, and based on the consideration set forth in the merger agreement, the aggregate value/revenue multiples for Artisan were 8.2x and 6.4x for calendar 2004 and 2005, respectively, and the P/E multiples for Artisan were 39.4x and 30.1x for calendar 2004 and 2005, respectively.

No company included in the comparable valuation analysis is identical to ARM or Artisan. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of ARM or Artisan, such as the impact of competition on the business of ARM or Artisan and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of ARM or Artisan, the industry or the financial markets in general. Mathematical analysis, such as determining the average or median, or the high or low, is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis. Morgan Stanley performed an analysis of the present value per share of the Artisan common stock by analyzing Artisan’s future cash flows, based on publicly available estimates of certain securities research analysts for Artisan’s revenue, revenue growth, operating margin, working capital and other cash flow assumptions from calendar 2005 to 2008. In deriving Artisan’s after-tax cash flow estimates, Morgan Stanley used an effective tax rate of 32.5%, based on discussions with the senior executives of ARM and Artisan and taking into account potential tax benefits and deductions available to Artisan on a stand alone basis and

Artisan and ARM on a pro forma basis. Morgan Stanley then used an illustrative earnings before interest and after tax multiple range of 20.0x to 25.0x in 2008 to determine the terminal value of Artisan and an illustrative discount rate, i.e. the rate used to determine the present value of future cash flows, of 12% using the capital asset pricing model.

Based on these assumptions, the present value of future cash flows ranged from approximately $33.25 to $39.25 per share of Artisan common stock.

Morgan Stanley then performed an analysis of the present value per share of the Artisan common stock including an illustrative range of pretax operating synergies of $5 million to $15 million. Morgan Stanley noted that the present value of future cash flows including synergies ranged from approximately $34.25 to $46.75 per share of Artisan common stock.

Precedent Transactions Analysis. Morgan Stanley compared certain publicly available statistics for selected semiconductor, semiconductor intellectual property, electronic design automation and other technology transactions from March 4, 1999 to March 15, 2004. The following table presents the mean and median of the indicated price premium paid above the closing share prices one day before the announcement and the average closing share prices over the one month period before the announcement of the transaction:

	Price Premium to:
	One Day Stock Price Prior to Announcement	One Month Average Stock Price Prior to Announcement
Mean	39.7%	52.1%
Median	35.7	47.2

Based on the foregoing analysis and using the closing price of Artisan common stock on August 20, 2004 and the average closing prices of the Artisan common stock over the one month period prior to August 20, 2004, Morgan Stanley calculated an implied price of Artisan common stock based on one day price premium range of 35% to 45% of approximately $32.25 to $34.75 per share, and an implied price per share of Artisan common stock based on one month price premium range of 45% to 55% of approximately $33.75 to $36.25 per share.

No transaction included in the precedent transactions analysis is identical to the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of ARM or Artisan, such as the impact of competition on the business of ARM or Artisan and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of ARM or Artisan or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, or the high or the low, is not in itself a meaningful method of using precedent transaction data.

Pro Forma Earnings Impact Analysis. Morgan Stanley analyzed the pro forma impact of the merger on estimated earnings per share for ARM for the calendar 2005 and 2006. The pro forma results were calculated as if the merger had closed at the beginning of the 2005 first quarter and were based on estimated earnings derived from publicly available securities research estimates for Artisan and ARM. In deriving Artisan’s net income estimates from the pretax income estimates, Morgan Stanley used an effective tax rate of 32.5%, based on discussions with the senior executives of ARM and Artisan and took into account potential tax benefits and deductions available to Artisan on a stand alone basis and Artisan and ARM on a pro forma basis. The following table presents the pro forma calendar 2005 and 2006 estimated ARM earnings per ordinary share and accretion/(dilution), excluding the impact of one time and non cash acquisition related charges, based on the consideration set forth in the merger agreement and assuming no synergies as well as the realization of an illustrative range of $5 million to $15 million in annual pretax synergies during calendar 2005 and 2006.

Pretax Synergies	Pro Forma 2005 ARM Ordinary Share EPS	Accretion / (Dilution)	Pro Forma 2006 ARM Ordinary Share EPS	Accretion / (Dilution)
No Synergies	$0.23	$(0.00)	$0.28	$(0.00)
$5MM	$0.24	$0.00	$0.29	$0.00
$10MM	$0.25	$0.01	$0.30	$0.01
$15 MM	$0.25	$0.02	$0.30	$0.02

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of Morgan Stanley’s analyses, without considering all its analyses, would create an incomplete view of the process underlying Morgan Stanley’s opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Artisan.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARM or Artisan. Any estimates contained in Morgan Stanley’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness of the stock consideration and the cash consideration, taken in the aggregate, to be paid by ARM pursuant to the merger agreement from a financial point of view to ARM and were conducted in connection with the delivery of the Morgan Stanley opinion to the board of directors of ARM. The analyses do not purport to be appraisals or to reflect the prices at which ARM ADSs or Artisan common stock might actually trade. The consideration pursuant to the merger agreement and other terms of the merger agreement were determined through arm’s length negotiations between ARM and Artisan and were approved by the ARM board of directors. Morgan Stanley provided advice to ARM during such negotiations; however, Morgan Stanley did not recommend any specific consideration to ARM or that any specific consideration constituted the only appropriate consideration for the merger. In addition, as described above, Morgan Stanley’s opinion was one of many factors taken into consideration by ARM’s board of directors in making its decision to approve the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the ARM board of directors with respect to the value of Artisan or of whether the ARM board of directors would have been willing to agree to a different consideration.

The ARM board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the equity or debt securities or senior loans of ARM and/or Artisan.

Pursuant to the terms of an engagement letter, Morgan Stanley provided financial advisory services and a financial opinion in connection with the merger, and ARM agreed to pay Morgan Stanley a customary fee in connection therewith. ARM has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, ARM has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to ARM in connection with ARM’s public equity offerings in 1998.

Accounting Matters

ARM will account for the merger as an acquisition under U.K. GAAP and as a purchase for the purposes of U.S. GAAP.

Government and Regulatory Approvals

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, ARM and Artisan cannot complete the merger until they have given notification and furnished information relating to the operations of ARM and Artisan and the markets in which they operate to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and the applicable waiting period expires or the transaction is granted early termination. ARM and Artisan have furnished the required information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission.

Other Laws

ARM and Artisan each conduct business in Japan where a post-closing regulatory filing may be required or advisable in connection with the completion of the merger.

General

The regulatory approvals required to complete the merger may not be obtained on a timely basis or at all. In addition, any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Pursuant to the merger agreement, ARM and Artisan have each agreed to use commercially reasonable efforts to complete the merger, including to gain clearance from antitrust and competition authorities and obtain other required approvals. Although ARM and Artisan do not expect regulatory authorities to raise any significant objections to the merger, ARM and Artisan cannot be certain that they will obtain all required regulatory approvals or that these approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the merger. The Antitrust Division of the Department of Justice, the Federal Trade Commission and others may challenge the merger on antitrust grounds either before or after expiration of the applicable waiting periods. Accordingly, at any time before or after completion of the merger, the Antitrust Division of the Department of Justice, the Federal Trade Commission or others could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. ARM and Artisan cannot provide any assurance that a challenge to the merger will not be made or if a challenge is made that ARM and Artisan will prevail.

Listing of Shares

It is a condition to the merger that the ARM ADSs issuable in connection with the merger continue to be listed on the Nasdaq National Market and that the ARM ordinary shares to be issued by ARM in connection with the merger are admitted to the Official List of the U.K. Listing Authority and to trading on the main market for listed securities of the London Stock Exchange. If the merger is completed, the newly issued ARM ordinary shares will be admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange and dealings in the ARM ordinary shares are expected to commence, at 8:00 a.m., London time, on the first business day following the effective date of the merger.

Content and Timing of Reports and Notices

The content and timing of reports and notices that ARM files with the SEC differ in several respects from the reports and notices that Artisan currently files. ARM is a foreign private issuer for the purposes of the reporting rules under the Exchange Act.

As a U.S. reporting company, Artisan is required to:

•	file with the SEC an Annual Report on Form 10-K within 75 days after the end of the fiscal year ending September 30, 2004 and 60 days after the end of each fiscal year thereafter;

•	file with the SEC a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter ending on or after December 15, 2004 and before December 15, 2005 and 35 days after the end of each fiscal quarter ending on or after December 15, 2005;

•	file with or furnish to the SEC current reports on Form 8-K upon the occurrence of various corporate events; and

•	file with or furnish to the SEC certain other reports and notices.

As a foreign private issuer, pursuant to the requirements of the Exchange Act, ARM is required to:

•	file with the SEC an Annual Report on Form 20-F within six months after the end of each fiscal year; and

•	furnish reports on Form 6-K upon the occurrence of significant corporate events.

As a foreign private issuer, ARM is not required under the Exchange Act to file Quarterly Reports on Form 10-Q after the end of each financial quarter.

In addition, the content and timing of reports and notices that holders of ARM ADSs and ARM ordinary shares will receive will differ from the reports and notices that are currently received by Artisan stockholders. As a U.S. reporting company, Artisan must mail to its stockholders in advance of each annual meeting of stockholders:

•	an annual report containing audited financial statements; and

•	a proxy statement that complies with the requirements of the Exchange Act.

ARM expects to retain its status as a foreign private issuer after the completion of the merger. Under SEC rules, ARM will retain its status as a foreign private issuer so long as:

•	50% or more of ARM ordinary shares, including ARM ordinary shares underlying ARM ADSs, are beneficially owned by shareholders who are not residents of the United States; and

•	one of the following conditions continues to be satisfied:

•	at least 50% of ARM’s directors and its executive officers are neither citizens nor residents of the United States;

•	at least 50% of ARM’s assets are located outside the United States; or

•	ARM’s business is administered principally outside the United States.

After completion of the merger, ARM expects that these conditions will remain satisfied. Accordingly, ARM expects to retain its status as a foreign private issuer after completion of the merger. If ARM at any time loses its status as a foreign private issuer, it will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, ARM will become subject to the rules under the Exchange Act regarding the furnishing and content of annual reports and proxy statements to its shareholders.

Although ARM, as a foreign private issuer, is exempt from the rules under the Exchange Act regarding the furnishing of annual reports, under the rules of the Nasdaq National Market, ARM is required to distribute to the holders of its ADSs an annual report containing audited financial statements within a reasonable period of time before ARM’s annual general meeting of shareholders. ARM currently furnishes holders of its ARM ordinary shares with its Annual Report and Accounts which contain audited financial statements prepared in conformity with U.K. GAAP, and audited financial statements in accordance with U.S. GAAP, and a discussion of ARM’s financial results that is comparable to the Management’s Discussion and Analysis that is contained in Artisan’s Annual Reports on Form 10-K. ARM also furnishes holders of its ARM ordinary shares with semi-annual interim reports, which include unaudited interim financial information prepared in conformity with U.K. GAAP and U.S. GAAP, and notices of meetings of shareholders and related documents in accordance with the rules of the U.K. Listing Authority. See “Description of ARM American Depositary Shares.”

Certain Differences between U.S. GAAP and U.K. GAAP

ARM is a U.K. company organized under the laws of England and Wales and its ordinary shares are admitted to trading on the main market for listed securities of the London Stock Exchange and its ADSs are quoted on the Nasdaq National Market. ARM currently maintains its internal financial reporting systems to report under U.K. and U.S. GAAP. Following the adoption of the IAS Regulation, all companies with securities listed on the London Stock Exchange will be required to comply with International Financial Reporting Standards (IFRS) for financial periods commencing on or after January 1, 2005. Therefore, ARM will be required to comply with IFRS for its fiscal year ending December 31, 2005, including the provision of comparable IFRS information for the financial year ending December 31, 2004.

In presenting financial information in accordance with U.S. GAAP, ARM is required to use different accounting rules with respect to certain critical accounting policies compared to those used under U.K. GAAP. The principal differences are set out below.

Goodwill. Under U.K. GAAP, goodwill is amortized on a straight line basis over an estimate of the time that ARM expects to benefit from it. This was also ARM’s policy under U.S. GAAP prior to January 1, 2002, on which date, following the provisions of Statement of Financial Accounting Standard 142, Goodwill and other Intangible Assets, the carrying value of goodwill was frozen and became subject to annual impairment reviews.

Amortization of intangibles. Under U.K. GAAP, intangible assets purchased as part of a business combination are included within the goodwill balance unless the asset can be identified and sold separately without disposing of the business as a whole. Under U.S. GAAP, such intangible assets may meet the criteria set out in SFAS 142 for categorization as intangible assets other than goodwill and are amortized over their useful economic lives. Under U.S. GAAP, payments made to purchase intangible assets that are still in development are charged directly to the profit and loss account. Thus differences arise in the amounts of goodwill recognized and the associated amortization charge.

Marketable securities. Under U.S. GAAP, investments in available for sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in other comprehensive income. Where an impairment is considered to be other than temporary, the security is written down to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under U.K. GAAP, ARM carries these investments at cost less any provisions for impairment.

Employee Stock Arrangements. Under U.K. GAAP, the fair value of the shares awarded under the Long Term Incentive Plan, or LTIP, is recorded as compensation expense over the period in which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation expense is adjusted in line with this. Under U.S. GAAP, ARM follows variable plan accounting for these grants, measuring compensation expense as the difference between the exercise price and the fair market value of the shares at each period end over the vesting period of the shares. Increases in fair market value of the shares result in a charge and decreases in fair market value of the shares result in a reversal, subject to the cumulative amount previously expensed.

Save As You Earn, or SAYE, plans. Under U.K. GAAP, ARM does not recognize any compensation for options granted under SAYE plans pursuant to UITF 17, Employee Share Schemes. Under U.S. GAAP, ARM follows the requirements of EITF 00-23, which does not permit such an exemption in respect of plans where the savings period is in excess of 27 months, as is the case with ARM’s Inland Revenue approved U.K. SAYE plans. EITF 00-23 applies only to offers made on or after January 24, 2002. The compensation expense recorded under U.S. GAAP is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. In addition, certain options require ARM to record a charge under variable plan accounting under U.S. GAAP.

Employer taxes on share options. Under U.K. GAAP, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under U.S. GAAP such taxes are recorded when the options are exercised.

Tax on U.K. and U.S. share options. In the U.S., ARM is entitled to a federal tax deduction for the compensation expense for certain employee share options, when the employee has exercised a nonqualifying stock option or has had a disqualifying disposition of an incentive stock option. Similarly, in the U.K., ARM is entitled to a tax deduction for the profit made by employees on certain options that have been exercised during the year. In both cases, the amount is equivalent to the difference between the option exercise price and the fair market value of the shares on the date of exercise. Under U.K. GAAP, the tax benefit arising from this deduction is included in the tax charge in the income statement while under U.S. GAAP, the tax benefit is recorded as an increase in shareholders’ equity.

Embedded derivatives. Under U.S. GAAP, when ARM enters into sales contracts denominated in a currency that is neither the functional currency of ARM nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognized in the income statement. Embedded derivatives are not revalued to fair value under U.K. GAAP.

Cash. Under U.K. GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. These short-term deposits and investments are shown as short-term investments under U.K. GAAP. Under U.S. GAAP, deposits with a maturity of less than three months at inception, which are convertible into known amounts of cash, are included as cash and cash equivalents. Deposits with a maturity at inception of between three months and one year are shown as short-term investments.

Dividends payable. Under U.K. GAAP, dividends declared after the period end are recorded in the period to which they relate. Under U.S. GAAP, they are recorded in the period in which they are declared.

Delisting and Deregistration of Artisan Common Stock

If the merger is completed, ARM and Artisan expect that Artisan’s common stock will be delisted from the Nasdaq National Market and deregistered under the Exchange Act.

Effect of the Merger on Outstanding Artisan Stock Options

At the effective time of the merger, any option to acquire a share of Artisan common stock outstanding immediately prior to the completion of the merger will, upon completion of the merger, be assumed by ARM and be converted (based on the mechanics set forth in the merger agreement) into an option to acquire a number of ARM ordinary shares equal to the number of shares of Artisan common stock subject to the option before the merger multiplied by the option exchange ratio.

The exercise prices of any ARM option into which an Artisan option is converted will be (1) the exercise price of the Artisan options before completion of the merger divided by the option exchange ratio, divided by (2) the spot exchange rate of the U.S. dollar to pound sterling on the business day prior to date the merger is completed

The option exchange ratio is the product of (i) the sum of (a) 4.41 plus (b) the quotient of $9.60 divided by the value of an ARM ADS referred to in the second paragraph of “Terms of the Merger Agreement—Merger Consideration,” multiplied by (ii) three.

Within five days of completion of the merger, ARM will prepare and file with the SEC one or more registration statements on Form S-8 registering the ARM ordinary shares subject to the assumed Artisan stock options. ARM will use its commercially reasonable efforts to maintain the effectiveness of the registration statement, and maintain the current status of the prospectus contained in the registration statement, for so long as any assumed Artisan stock options remain outstanding. See “Terms of the Merger Agreement—Treatment of Artisan Stock Options and Employee Stock Purchase Plan Rights.”

Securities Laws Consequences

All ARM ADSs and ARM ordinary shares received pursuant to the merger by Artisan stockholders will be freely transferable, except that ARM ADSs and ARM ordinary shares received by persons who are deemed to be “affiliates” of Artisan under the Securities Act at the time of the Artisan special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Artisan for these purposes generally include individuals or entities that control, are controlled by or are under common control with Artisan and include directors and executive officers of Artisan. See “Restrictions on Resale of ARM Common Stock by Affiliates.”

Voting Agreements and Irrevocable Undertakings

Concurrently with the execution of the merger agreement, each director and executive officer of Artisan executed a stockholder voting agreement agreeing, among other things, to vote their shares of Artisan common stock in favor of adopting the merger agreement, and each non-executive and executive director of ARM who beneficially owns ARM ordinary shares executed irrevocable undertakings agreeing, among other things, to vote their ARM ordinary shares, in favor of the merger agreement and the transactions and proposals contemplated thereby. See “The Voting Agreements, the Irrevocable Undertakings and the Affiliate Agreements.”

INTERESTS OF DIRECTORS AND OFFICERS OF ARTISAN IN THE MERGER

In considering the recommendation of Artisan’s board of directors in favor of adoption of the merger agreement, Artisan stockholders should be aware that members of Artisan’s board of directors and Artisan’s executive officers have interests in the merger that may be different from, or in addition to, interests of Artisan’s stockholders.

All such interests are described below, to the extent material, and except as described below, such persons have, to Artisan’s knowledge, no material interest in the merger apart from those of Artisan’s stockholders generally. Artisan’s board of directors was aware of, and considered the interests of, Artisan’s directors and executive officers in approving the merger agreement and the merger.

Directorships

Following the merger, the board of directors of the combined company will consist of 12 members, including Mr. Templeton and Mr. Lanza, who are currently members of Artisan’s board of directors, and Sir Robin Saxby, Warren East, Tim Score, Tudor Brown, Mike Inglis, Michael Muller, Peter Cawdron, Doug Dunn, John Scarisbrick and Jeremy Scudamore, who are currently members of ARM’s board of directors. Currently, ARM’s non-executive directors are entitled to receive an annual fee of £27,000, or £29,000 if the director is a chair of a committee of ARM’s board of directors. Historically, ARM’s non-executive directors have not received option grants. During 2003, each non-executive director received a total fee of £24,000 per year. ARM’s board of directors will recommend to ARM shareholders that Mr. Templeton be elected as an executive director and Mr. Lanza be elected as a non-executive director of ARM at the ARM extraordinary general meeting, although there can be no assurance that Mr. Templeton and Mr. Lanza will be elected.

As a non-executive director of ARM’s board of directors, Mr. Lanza will receive, from time to time, fees in the same amount as approved by ARM for ARM’s other non-executive directors. Upon joining ARM’s board of directors, Mr. Lanza has signed a letter of appointment with ARM pursuant to which, subject to ARM shareholders’ approval, he will be appointed to ARM’s board of directors as a non-executive director and invited to serve as a member of the nomination committee effective upon the completion of the merger. Mr. Lanza’s appointment will be for an initial term of three years commencing on the date of completion of the merger. The time commitment expected of Mr. Lanza will be up to 15 days per annum after the induction phase. Mr. Lanza’s appointment may be terminated at any time by either party giving one month’s written notice. Mr. Lanza will be paid an annual fee of £27,000 which will be reviewed by ARM’s board of directors annually, and will be reimbursed for reasonable expenses incurred in the performance of his duties.

Mr. Templeton has entered into an executive service agreement with ARM which is described below under “—ARM Employment Agreements”. This agreement will provide him with compensation for his service as an ARM executive director after the closing of the merger, in addition to severance benefits described below.

Stock Options

Under the merger agreement, at the effective time of the merger, each stock option granted under Artisan’s stock option plans will be assumed by ARM and converted into an option to acquire ARM ordinary shares. See “The Terms of the Merger Agreement—Treatment of Artisan Stock Options and Employee Stock Purchase Plan Rights.”

The following executive officers may be entitled to acceleration of all of their unvested Artisan stock options in connection with the merger pursuant to employment or severance agreements described below (see “—ARM Employment Agreements” and “—Termination and Change of Control Benefits”):

•	Mr. Templeton (Artisan’s president and chief executive officer);

•	Ms. Leo (Artisan’s vice president, finance and administration, chief financial officer and secretary);

•	Mr. Dickinson (Artisan’s chief operating officer); and

•	Mr. Becker (Artisan’s chief technology officer).

The following executive officers may be entitled to acceleration of 50% of their unvested Artisan stock options in connection with the merger pursuant to severance agreements described below (see “—Termination and Change of Control Benefits”):

•	Mr. Gandhi (Artisan’s senior vice president, product technology);

•	Mr. Dichter (Artisan’s vice president, engineering);

•	Neal J. Carney (Artisan’s vice president, marketing);

•	Edward M. Boule (Artisan’s vice president, Asia-Pacific sales);

•	J. Callan Carpenter (Artisan’s vice president and general manager, analog/ mixed-signal business unit); and

•	Keith Hopkins (Artisan’s vice president, North American sales).

The officers who may be entitled to acceleration pursuant to employment or severance agreements with ARM or Artisan held the following number of Artisan stock options as of November 16, 2004 (including vested and unvested options):

Officer	Options
Scott T. Becker	88,063
Edward M. Boule	168,582
Neal J. Carney	168,636
J. Callan Carpenter	174,000
Brent N. Dichter	121,044
Harry L. Dickinson	266,406
Dhrumil J. Gandhi	150,057
Keith Hopkins	172,160
Joy E. Leo	298,000
Mark. R. Templeton	119,500

Further, all options held by non-executive directors under the Artisan 1997 Director Option Plan and Artisan’s 2003 Stock Option Plan will accelerate and become fully vested as a result of the merger regardless of whether the non-executive director joins ARM’s board of directors. The following directors held the following Artisan options pursuant to those plans as of November 16, 2004 (including vested and unvested options):

Director	Options
R. Stephen Heinrichs	80,000
Morio Kurosaki	35,000
Leon Malmed	61,125
Lucio L. Lanza	155,000
Robert P. Latta	60,000

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, for a period of six years from the date of the effective time of the merger, the surviving corporation of the merger will indemnify all current and former directors and officers of Artisan for liabilities for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by law or as provided in Artisan’s current organizational documents and existing indemnification agreements in effect as of the date of the merger agreement.

The merger agreement further provides that for six years after the effective time of the merger, the surviving corporation of the merger will provide directors’ and officers’ liability insurance for acts or omissions occurring prior to the effective time of the merger, covering those persons covered by Artisan’s directors’ and officers’ liability insurance policies as of the date of the merger agreement, on terms with respect to coverage and amount no less favorable than those in effect on the date of the merger agreement. The obligation of the surviving corporation of the merger to maintain this insurance coverage is subject to a cap. If the surviving corporation of the merger cannot maintain existing or equivalent insurance coverage without exceeding the cap, the surviving corporation of the merger is required to maintain as much insurance coverage as can be obtained for the amount of the cap.

In connection with their agreement to become directors of ARM, ARM has entered into indemnification agreements with each of Mr. Templeton and Mr. Lanza. Under the terms of those agreements, ARM has agreed to indemnify Mr. Templeton and Mr. Lanza for all liabilities they incur as a consequence of their agreement to be appointed as directors of ARM, including their acceptance of responsibility for the ARM listing particulars to be published in connection with the merger, or as a result of the discharge of their duties or exercise of their powers related to their agreement to be appointed as directors of ARM. ARM agreed to provide that indemnification until they are appointed to ARM’s board of directors and for six years after the date of their appointment to ARM’s board of directors or, if they are not appointed to ARM’s board of directors, for six years after the termination of the merger agreement or the waiver of the condition to the merger that Mr. Templeton and Mr. Lanza be appointed to ARM’s board of directors. ARM has also agreed to obtain liability insurance for the period of the indemnity to the extent that other directors of ARM are also covered by liability insurance for that period.

ARM Employment Agreements

Mr. Templeton has entered into an executive service agreement with ARM Limited and ARM Inc., pursuant to which he will be appointed as an executive director to the boards of ARM Limited and ARM Holdings plc. The service agreement will become effective upon the closing of the merger and will supersede his existing severance agreement with Artisan. Mr. Templeton will be paid $330,000 per year, subject to review annually by the ARM Remuneration Committee, and will participate in a bonus plan approved by the Remuneration Committee. Mr. Templeton will be eligible to participate in employee benefit plans available to ARM’s other senior officers and directors, including a 401(k) plan and a car allowance. If Mr. Templeton’s employment is terminated by ARM other than by an event of default, or if within 12 months after closing of the merger he quits for good reason, Mr. Templeton will receive the following benefits (in addition to any benefits accrued as of his termination date):

•	continuation of his base salary for 12 months;

•	continued health benefits for 12 months;

•	accelerated vesting of any unvested Artisan options that were held by Mr. Templeton immediately before closing of the merger.

For purposes of Mr. Templeton’s service agreement, an event of default includes without limitation the following:

•	failure to perform his duties;

•	gross misconduct or conviction of certain crimes; or

•	serious and persistent breach of his obligations under his service agreement.

For purposes of Mr. Templeton’s service agreement, good reason is defined as any of the following without his consent after the merger:

•	a material reduction in his authority and responsibilities;

•	a reduction in his base salary; or

•	a relocation of his principal place of employment by more than 30 miles.

Mr. Dickinson is expected to enter into an employment agreement with ARM that would become effective upon the closing of the merger and would provide termination benefits similar to those described below under his Artisan severance agreement along with continued cash compensation and other benefits as an employee of ARM.

Other Termination and Change of Control Benefits

Ms. Leo, Mr. Dickinson, Mr. Becker, Mr. Gandhi, Mr. Dichter, Mr. Carney, Mr. Boule, Mr. Carpenter and Mr. Hopkins may be entitled to severance and other benefits in connection with the merger pursuant to their severance agreements with Artisan.

The severance agreements with Ms. Leo, Mr. Dickinson and Mr. Becker provide that the executives will be entitled to certain benefits if within 12 months following a change of control of Artisan, which would include the merger, the executive is terminated without cause or resigns for good reason, including the following benefits:

•	accrued benefits due to the executive through the date of termination;

•	a severance payment equal to 12 months of the executive’s base salary, as then in effect, and a prorated portion of the executive’s target bonus for the year of termination calculated based on the number of months in the fiscal year the executive was employed before termination;

•	extension of health benefits to the executive and/or the executive’s eligible dependents for 12 months following the date of termination, although this coverage will terminate if the executive competes with Artisan during the six month period following termination by engaging with or owning an interest in a competitor or customer of Artisan or the executive breaches specified covenants in the severance agreement, including a covenant not to solicit employees or business from Artisan for a period of one year after termination; and

•	full acceleration of vesting of all unvested Artisan stock options held by the executive at the time of termination of employment.

The severance agreements with Mr. Gandhi, Mr. Dichter, Mr. Carney, Mr. Boule, Mr. Carpenter and Mr. Hopkins provide that the executives will be entitled to certain benefits if within 12 months following a change of control of Artisan, which would include the merger, the executive is terminated without cause or resigns for good reason, including the following benefits:

•	accrued benefits due to the executive through the date of termination;

•	a severance payment equal to six months of the executive’s base salary, as then in effect, and a prorated portion of the executive’s target bonus for the year of termination calculated based on the number of months in the fiscal year the executive was employed before termination;

•	extension of health benefits to the executive and/or the executive’s eligible dependents for six months following the date of termination, although this coverage will terminate if the executive competes with Artisan during that six month period by engaging with or owning an interest in a competitor or customer of Artisan or the executive breaches specified covenants in the severance agreement, including a covenant not to solicit employees or business from Artisan for a period of one year after termination; and

•	acceleration of vesting of 50% of the unvested Artisan stock options held by the executive at the time of termination of employment.

Mr. Carpenter’s severance agreement also provides that in the event he is terminated without cause, whether before or after a change of control, he will be reimbursed for the expenses he incurs in relocating from San Diego, California to Austin, Texas.

For purposes of the severance agreements, cause is defined as:

•	a willful failure by the executive to substantially perform the executive’s duties as an employee, other than a failure resulting from the executive’s complete or partial incapacity due to physical or mental illness or impairment;

•	a willful act by the executive that constitutes gross misconduct and that is injurious to Artisan;

•	circumstances where the executive willfully imparts material confidential information relating to Artisan or its business to competitors or to other third parties other than in the course of carrying out the executive’s duties;

•	a material and willful violation by the executive of a federal or state law or regulation applicable to the business of Artisan; or

•	the executive’s conviction or plea of guilty or no contest to a felony.

For purposes of the severance agreements, good reason is defined as any of the following without the executive’s consent:

•	a material reduction in the executive’s title, authority, status, or responsibilities compared to as follows:

•	in the case of Ms. Leo, Mr. Dickinson and Mr. Becker, the executive’s title, authority, status, or responsibilities to the surviving corporation of the change of control;

•	in the case of the other executive officers, other than Mr. Hopkins, the executive’s title, authority, status, or responsibilities compared to the Artisan business unit of the surviving corporation as a whole; and

•	in the case of Mr. Hopkins, his title, authority, status, or responsibilities compared to prior to that reduction;

•	the reduction of the executive’s aggregate base salary and target bonus opportunity as in effect immediately prior to that reduction; or

•	a relocation of the executive’s principal place of employment by more than 30 miles.

Ms. Leo, Mr. Dickinson, Mr. Hopkins and Mr. Carney have additional severance agreements with Artisan. To the extent they are entitled to severance under these additional agreements, those benefits will be offset against any benefits they would be entitled to receive pursuant to the severance agreements described above.

Ms. Leo’s additional severance agreement with Artisan provides that if within six months following a change of control, which would include the merger, Ms. Leo is terminated without cause or she is subject to constructive termination, Ms. Leo will be entitled to receive a severance payment equal to six months of her base salary then in effect plus any targeted bonus amount prorated for the six month period, and 220,000 of the Artisan stock options held by Ms. Leo would be accelerated and become fully vested. For purposes of the agreement with Ms. Leo, constructive termination is defined as a material reduction in salary or benefits, a material change in responsibilities from those of chief financial officer of Artisan, a requirement to relocate Ms. Leo such that her one way commute distance would increase by more than 25 miles, or subjection of Ms. Leo to unreasonable working conditions.

Mr. Dickinson’s additional severance agreement with Artisan provides that if within six months following a change of control, which would include the merger, Mr. Dickinson is terminated without cause or he is subject to constructive termination, Mr. Dickinson will be entitled to receive a severance payment equal to 90 days of his base salary then in effect for each full year of service to Artisan up to a maximum of six months. In addition, Mr. Dickinson’s benefits would continue for the same period or until Mr. Dickinson is eligible for alternative health care benefits, and 120,000 of the Artisan stock options held by Mr. Dickinson would be accelerated and become fully vested. For purposes of the agreement with Mr. Dickinson, constructive termination is defined as a material reduction in salary or benefits, a material change in responsibilities from those of chief operating officer, strategy and business development, a requirement to relocate Mr. Dickinson such that his current one way commute distance would increase by more than 30 miles, or subjection of Mr. Dickinson to unreasonable working conditions.

Mr. Carney’s additional severance agreement with Artisan (contained in his initial offer of employment) provides that if within six months following a change of control, which would include the merger, he is subject to “constructive termination,” 80,000 of the Artisan stock options held by Mr. Carney will accelerate and become fully vested. For purposes of the agreement with Mr. Carney, “constructive termination” is defined as a material reduction in salary or benefits, a material change in responsibilities from those of executive vice president, marketing, a requirement to relocate Mr. Carney such that his one way commute distance would increase by more than 30 miles, or subjection of Mr. Carney to unreasonable working conditions.

MATERIAL TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Artisan common stock and the material U.S. federal income tax consequences and material U.K. tax consequences applicable to the ownership by U.S. holders of ARM ordinary shares or ARM ADSs received pursuant to the merger. For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Artisan common stock or a beneficial owner of an ARM ordinary share or ARM ADS that is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

This discussion is based on existing U.S. federal income tax law and U.K. tax law, including statutes, regulations, administrative rulings, court decisions, the U.S. / U.K. double taxation convention relating to income and capital gains (the “U.S. / U.K. treaty”) and the U.S. / U.K. double taxation convention relating to estate and gift taxes (the “estate tax treaty”), as in effect as of the date of this document and what is understood to be current U.K. Inland Revenue practice, all of which may change, possibly with retroactive effect. This discussion is further based, in part, upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to ARM ADSs and any related agreement will be performed pursuant to its terms. The following discussion also assumes that the merger will be completed in accordance with the terms of the merger agreement. Finally, the discussion below assumes that ARM is not a “passive foreign investment company” within the meaning of Section 1297(a) of the Internal Revenue Code.

This discussion only addresses U.S. holders who hold shares of Artisan common stock and, after the merger, ARM ordinary shares or ARM ADSs as capital assets. Furthermore, this discussion is general in nature and it does not address all aspects of U.S. federal income taxation or U.K. taxation that may be important to an Artisan stockholder in light of that stockholder’s particular circumstances or to an Artisan stockholder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or trader in securities or foreign currencies;

•	a stockholder that holds its Artisan common stock or will hold its ARM ordinary shares or ARM ADSs as part of a hedge, appreciated financial position, straddle or conversion transaction;

•	a stockholder who acquired Artisan common stock pursuant to the exercise of options or otherwise as compensation;

•	a stockholder who will own 5% or more of the total voting power or the total value of ARM ordinary shares (including ARM ordinary shares underlying ARM ADSs), either directly or indirectly through attribution rules, after the merger;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes; or

•	a person liable for the alternative minimum tax.

In addition, the following summary of U.K. tax considerations does not, except where otherwise indicated, apply to:

•	a stockholder that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes;

•	a stockholder whose holding of ARM ordinary shares or ARM ADSs is effectively connected with a permanent establishment in the United Kingdom through which the stockholder carries on business activities or, in the case of an individual who performs personal services, with a fixed base situated therein; or

•	a stockholder that is a company that alone or together with one or more associated companies owns shares representing, directly or indirectly, 10% or more of the voting stock of ARM.

This discussion does not address U.S. state or local taxation or taxation by countries other than the United States or the United Kingdom.

Each Artisan stockholder should consult his or her own tax advisor as to the U.S. federal income tax, U.K. tax and other tax consequences of the merger and the ownership of ARM ordinary shares or ARM ADSs received in the merger, including the tax consequences arising from his or her own particular circumstances.

Material U.S. Federal Income Tax Consequences of the Merger

It is a condition to the merger that ARM receive an opinion of Davis Polk, and Artisan receive an opinion of Wilson Sonsini (together with Davis Polk, “tax counsel”), each dated as of the date of the closing of the merger that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that ARM, Salt Acquisition Corporation and Artisan will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and that ARM will be treated as a corporation under Section 367(a)(1) of the Internal Revenue Code with respect to the transfer of ARM ordinary shares or ARM ADSs pursuant to the merger. Neither ARM nor Artisan intends to waive this condition.

The opinions of tax counsel regarding the merger will each rely on representations and covenants made by ARM and Artisan, including those contained in certificates of officers of ARM and Artisan and including representations and covenants with respect to Salt Acquisition Corporation and specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. In addition, tax counsel’s ability to provide the opinions will depend on the absence of changes in existing facts or in law between the date of this document and the closing date. If any of those representations, covenants or assumptions is inaccurate, either or both tax counsel may not be able to provide the required opinions or the tax consequences of the merger could differ from those described in the opinions that tax counsel have delivered. Tax counsel’s opinions neither bind the Internal Revenue Service (“IRS”) nor preclude the IRS or the courts from adopting a contrary position. Neither ARM nor Artisan intends to obtain a ruling from the IRS on the tax consequences of the merger.

In the opinion of Davis Polk and Wilson Sonsini, based on the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material U.S. federal income tax consequences of the merger to U.S. holders of Artisan common stock, ARM, Salt Acquisition Corporation and Artisan.

U.S. Federal Income Tax Treatment of ARM, Salt Acquisition Corporation and Artisan. None of ARM, Salt Acquisition Corporation and Artisan will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

Receipt Solely of Cash in the Merger. A U.S. holder of Artisan common stock who receives only cash in exchange for its Artisan common stock in the merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the holder’s tax basis in the shares of Artisan common stock surrendered, except to the extent the holder actually or constructively owns ARM ordinary shares or ARM ADSs and, as a result, the receipt of cash is treated as a distribution of a dividend for U.S. federal income tax purposes. See generally “—Receipt of Cash and ARM Ordinary Shares or ARM ADSs in the Merger” below. Such gain or loss will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such Artisan common stock is more than one year.

Receipt Solely of ARM Ordinary Shares or ARM ADSs in the Merger. A U.S. holder of Artisan common stock who receives solely ARM ordinary shares or ARM ADSs in the merger will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange, except for any gain or loss attributable to cash received instead of a fractional share. If the holder receives cash instead of a fractional share of an ARM ordinary share or ARM ADS, the holder will be required to recognize capital gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of Artisan common stock allocable to that fractional share. Such capital gain or loss will be long-term capital gain or loss if the share of Artisan common stock exchanged for the fractional share was held for more than one year at the effective time of the merger. The holder will have a tax basis in the ARM ordinary shares or ARM ADSs received in the merger, including any fractional share for which cash is received, equal to the tax basis of the Artisan common stock surrendered by that holder in the merger. The holding period for ARM ordinary shares or ARM ADSs received in the merger will include the holding period for the Artisan common stock surrendered therefor.

Receipt of Cash and ARM Ordinary Shares or ARM ADSs in the Merger. A U.S. holder of Artisan common stock who receives a combination of cash and ARM ordinary shares or ARM ADSs in the merger will not recognize any loss on the exchange. However, the holder will recognize gain equal to the lesser of the amount of cash received and the gain realized. The gain realized will be the excess of the sum of the fair market value of ARM ordinary shares or ARM ADSs and the amount of cash received in exchange for the holder’s shares of Artisan common stock over the holder’s tax basis in those shares. For this purpose, a holder must calculate gain or loss separately for each identifiable block of shares of Artisan common stock that is surrendered in the exchange, and the holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares.

Any gain recognized by such holder will generally be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if the holding period for shares of the Artisan common stock that are surrendered in the exchange is greater than one year as of the effective time of the merger. However, if the receipt of cash has “the effect of the distribution of a dividend” for U.S. federal income tax purposes, any gain recognized by the holder will be treated as ordinary dividend income to the extent of the holder’s ratable share of the accumulated earnings and profits of ARM and/or Artisan.

For purposes of determining whether the cash received has the effect of a distribution of a dividend for U.S. federal income tax purposes, a holder of Artisan common stock is treated as if the holder first exchanged all of the holder’s shares of Artisan common stock solely for ARM ordinary shares or ARM ADSs and then ARM immediately redeemed a portion of the ARM ordinary shares or ARM ADSs in exchange for the cash the holder actually received. This is called a “deemed redemption.” Under this analysis, in general, if the receipt of cash by the holder in the deemed redemption results in a “substantially disproportionate” reduction in the holder’s voting stock interest in ARM or is “not essentially equivalent to a dividend,” the receipt of the cash will not have the effect of the distribution of a dividend.

The deemed redemption will be “substantially disproportionate,” and, therefore, will not have the effect of a distribution of a dividend with respect to a holder of Artisan common stock if the percentage of the outstanding ARM ordinary shares (including ARM ordinary shares underlying ARM ADSs) that is actually and constructively owned by the holder immediately after the deemed redemption is less than 80% of the percentage of the outstanding ARM ordinary shares that is considered to be actually and constructively owned by the holder immediately before the deemed redemption. The deemed redemption will not be “essentially equivalent to a dividend” and, therefore, will not have the effect of a distribution of a dividend with respect to a holder of Artisan common stock if it results in a “meaningful reduction” in the holder’s proportionate interest in ARM. If a holder that is considered to have a relatively minimal stock interest in ARM and no right to exercise control over corporate affairs suffers a reduction in the holder’s proportionate interest in ARM, the holder should be regarded as having suffered a meaningful reduction in the holder’s proportionate interest in ARM. For example, the IRS has held in a published ruling that, in the case of a less than 1% stockholder who does not have management control over the corporation, any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction.”

In applying this deemed redemption analysis, certain attribution rules apply in determining an Artisan stockholder’s ownership interest in ARM. Because these constructive ownership rules are complex, each Artisan stockholder who believes that he or she may be subject to these rules should consult his or her tax advisor.

The aggregate tax basis of the ARM ordinary shares or ARM ADSs received by a U.S. holder who exchanges shares of Artisan common stock for a combination of cash and ARM ordinary shares or ARM ADSs will be the same as the aggregate tax basis of the shares of Artisan common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized, including any portion of the gain that is treated as a dividend. The holding period of the ARM ordinary shares or ARM ADSs received will include the holding period of the shares of Artisan common stock surrendered in exchange therefor. If a holder of Artisan common stock has differing tax bases and/or holding periods with respect to the holder’s shares of Artisan common stock, the holder should consult a tax advisor in order to identify the particular tax bases and/or holding periods of the particular ARM ordinary shares or ARM ADSs received in the exchange.

Information Reporting and Backup Withholding. Payments of cash pursuant to the merger may be subject to information reporting and to backup withholding unless (1) they are received by a corporation or other exempt recipient or (2) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences of Owning ARM Ordinary Shares and ARM ADSs

U.S. holders of ARM ADSs will be treated as owners of the ARM ordinary shares underlying their ARM ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. holders of ARM ordinary shares and ARM ADSs, and deposits and withdrawals of ARM ordinary shares in exchange for ARM ADSs will not be taxable events for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non-corporate holders, described below, could be affected by actions taken by parties to whom the ARM ADSs are released.

Taxation of Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distribution paid on ARM ordinary shares or ARM ADSs, other than certain pro rata distributions of ARM ordinary shares, will be treated as a dividend to the extent paid out of ARM’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to non-corporate U.S. holders are currently taxable at a maximum rate of 15%. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Such dividends will constitute passive income for foreign tax credit purposes.

Dividends paid in pounds sterling or other foreign currency will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. holder’s (or in the case of ARM ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if such holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Taxation of Capital Gains. Upon the sale or other disposition of ARM ordinary shares or ARM ADSs, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. holder’s tax basis in the ARM ordinary shares or ARM ADSs disposed of and the amount realized on the disposition. Subject to the passive foreign investment company rules described below, the gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the ARM ordinary shares or ARM ADSs for more than one year. Furthermore, such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules. ARM believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2003. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time, which may be especially volatile in a technology related enterprise, there can be no assurance that ARM will not be considered a PFIC for any taxable year. If ARM were treated as a PFIC for any taxable year during which a U.S. holder held ARM ordinary shares or ARM ADSs, certain adverse consequences could apply to the U.S. holder. U.S. holders are urged to consult their own tax advisors concerning the potential application of the passive foreign investment company rules to their ownership and disposition of ARM ordinary shares and ARM ADSs.

Information Reporting and Backup Withholding. Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) they are received by a corporation or other exempt recipient or (2) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

U.K. Tax Consequences of Owning ARM Ordinary Shares and ARM ADSs

Taxation of Distributions. Under current U.K. taxation legislation, ARM will not be required to withhold tax at source when paying a dividend.

Taxation of Capital Gains. A U.S. holder will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of ARM ordinary shares or ARM ADSs unless such ARM ordinary shares or ARM ADSs are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom (in the case of an individual shareholder) through a branch or agency or, (in the case of a corporate shareholder), through a permanent establishment.

A U.S. holder who is an individual and returns to the United Kingdom after having been non-resident in the United Kingdom for less than five years (and who was resident in the United Kingdom for at least four of the seven years before such period of non-residence) may generally be subject to U.K. tax on capital gains on any disposal of ARM ordinary shares or ARM ADSs which is made during the period of non-residence as if the gain was made in the tax year in which residence is resumed.

Estate and Gift Tax. The ARM ordinary shares and ARM ADSs will be assets situated in the United Kingdom for the purposes of U.K. inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to U.K. inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under U.K. tax law. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

ARM ordinary shares or ARM ADSs, which are held by an individual whose domicile is determined or deemed to be the United States for purposes of the estate tax treaty, and who is not a national of the United Kingdom at the relevant time, will not be the subject of U.K. inheritance tax on the individual’s death or on a lifetime transfer by the individual except where the ARM ordinary shares or ARM ADSs (1) are part of the business property of a U.K. permanent establishment of an enterprise, or (2) pertain to a U.K. fixed base of an individual used for the performance of independent personal services, or (3) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom). The estate tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the ARM ordinary shares or ARM ADSs are subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

Stamp Duty and Stamp Duty Reserve Tax. Where ARM ordinary shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, U.K. stamp duty or stamp duty reserve tax (“SDRT”) will be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (rounded up to the next £5 in the case of stamp duty).

ARM will be liable for any stamp duty and SDRT (and any interest and penalties thereon) payable in connection with the issue of the ARM ordinary shares to the ADR depositary and the delivery by the depositary of any ARM ADSs as a direct result of the merger. In all other circumstances, including (but not limited to) where an Artisan stockholder elects to receive ARM ordinary shares instead of ARM ADSs in the merger and such stockholder later deposits the ARM ordinary shares with the depositary in accordance with the terms of the deposit agreement, any stamp duty or SDRT payable by the depositary or the custodian will be charged by the depositary to the party to whom ADSs are delivered against such transfers.

No U.K. stamp duty or SDRT will be payable on the subsequent transfer of an ARM ADS, provided that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ARM ADS will not give rise to SDRT.

Transfers on sale of ARM ordinary shares will generally be subject to U.K. stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). Stamp duty is, in general, payable by the purchaser.

An agreement to transfer ARM ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. If a duly stamped transfer in respect of the agreement is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT paid is repayable, generally with interest, and otherwise the SDRT charge is cancelled. SDRT is, in general, payable by the purchaser.

Paperless transfers of ARM ordinary shares within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system. Deposits of shares into CREST will not generally be subject to SDRT, unless the transfer into CREST is itself for consideration.

The above statements in this section are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

TERMS OF THE MERGER AGREEMENT

The following section describes certain aspects of the proposed merger, including the material terms of the merger agreement. The following description of the merger agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this document and is incorporated in this document by reference. Artisan stockholders are urged to read the merger agreement carefully and in its entirety.

The Merger

At the closing of the merger, Artisan will be merged with and into Salt Acquisition Corporation, a wholly owned subsidiary of ARM. Upon completion of the merger, Salt Acquisition Corporation will continue as the surviving corporation and will be a wholly owned subsidiary of ARM. Salt Acquisition Corporation will change its name to Artisan Components, Inc. pursuant to the merger. Alternatively, the parties may elect to complete the merger by merging Salt Acquisition Corporation with and into Artisan, with Artisan continuing as the surviving corporation. Either way, the merger is expected to be accounted for as a purchase transaction for accounting and financial reporting purposes and is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. After completion of the merger, Artisan stockholders who receive ARM ADSs or ARM ordinary shares in exchange for their Artisan common shares will be shareholders of ARM.

Merger Consideration

General

In the merger, assuming no dissenting shares, Artisan’s stockholders will receive, in the aggregate, merger consideration consisting of:

•	$9.60 in cash multiplied by the number of shares of Artisan common stock outstanding at the effective time, plus

•	4.41 ARM ADSs (or, 13.23 ARM ordinary shares) multiplied by the number of shares of Artisan common stock outstanding at the effective time.

Based on the number of shares of Artisan common stock outstanding as of November 16, 2004, and assuming no dissenting shares, approximately $232 million in cash and 106 million ARM ADSs (or 319 million ARM ordinary shares) will be delivered to Artisan stockholders in the aggregate in respect of their Artisan shares in the merger. The cash and ARM ADSs (or ARM ordinary shares) will be apportioned so that Artisan stockholders will receive for each of their shares of Artisan common stock, merger consideration having a value, sometimes referred to in this document as the per share value of the merger consideration, of $9.60 in cash plus 4.41 ARM ADSs. The value of an ARM ADS at the time the merger is completed for purposes of the calculations described above will be determined by taking the volume weighted average of the volume weighted average of the trading prices of ARM ADSs on the Nasdaq National Market during 10 random trading days selected from the 20 trading days ending on and including the second trading day prior to the date the merger becomes effective, referred to as the average share price. However, the value of ARM ADSs or ARM ordinary shares upon and after the date of receipt by an Artisan stockholder of the merger consideration may differ from the average share price determined at the time the merger is completed. See “Risks Related to the Merger Consideration and the Merger.”

If any Artisan stockholders properly exercise their right to seek appraisal for their shares, these stockholders will not receive the merger consideration. In this case, the aggregate amount of cash available for payment to Artisan stockholders in the merger will be reduced by the number of Artisan shares as to which appraisal rights have been properly exercised, multiplied by the per share value of the merger consideration. There is no adjustment to the aggregate amount of ARM ADSs (or ARM ordinary shares) to be issued as merger consideration.

An Artisan stockholder will not receive any fraction of an ARM ADS (or ARM ordinary share) in the merger. All fractional ARM ADSs (or ARM ordinary shares) that an Artisan stockholder would otherwise be entitled to receive as a result of the merger will be aggregated and if a fractional share or ARM ADS results from that aggregation, the holder will be entitled to receive, in lieu thereof, an amount in cash determined by multiplying the average share price by the fraction of the ARM ADS to which that holder would otherwise have been entitled, in the case of a fractional ARM ADS, and multiplying one-third of the average share price by the fraction of a ARM ordinary share to which that holder would otherwise have been entitled, in the case of a fractional ARM ordinary share.

Making the Election

Exchange Agent and Information Agent. ARM has selected The Bank of New York, which is the depositary for the ARM ADSs, to serve as the exchange agent for purposes of effecting the election and proration procedures, and Innisfree M&A to serve as the information agent.

Election Form. An election form, which is also a transmittal letter, will be mailed to Artisan stockholders under separate cover. The election form must be used to make the election to receive cash, ARM ADSs (or ARM ordinary shares), or a combination thereof. To make an election, Artisan stockholders should:

•	in the case of Artisan stockholders whose shares are held directly and in certificate form, submit a properly completed and signed election form accompanied by the certificates representing the shares of Artisan common stock as to which the election is being made; or

•	in the case of Artisan stockholders of record whose shares are held in book-entry form, instruct the broker, dealer, bank or other financial institution that holds the shares to make an election on their behalf by:

•	transferring their shares of Artisan common stock to an account established by The Bank of New York for this purpose at the Depository Trust Company, or DTC; and

•	transmitting a message through DTC to The Bank of New York setting forth the election and otherwise agreeing to be bound by the terms of the election form.

The election form and the certificates, if any, representing shares of Artisan common stock must be submitted to the exchange agent before the election deadline. Artisan stockholders who have submitted their election form and their certificates, if any, representing shares of Artisan common stock to the exchange agent, will be limited in their ability to engage in transactions with respect to their Artisan common stock.

If Artisan stockholders hold their Artisan shares in street name and wish to make an election, they should follow the instructions provided by their bank, broker, dealer or other financial institution. Artisan stockholders who do not receive instructions from their bank, broker, dealer or other financial institution should contact the institution directly to request instructions. Artisan stockholders who hold their shares in street name are not required to provide Artisan stock certificates to make an election.

The election form is also a transmittal letter, so that stockholders of record who have delivered an election form with their shares of Artisan common stock to the exchange agent prior to the election deadline will not have to take any further action after the merger to receive their merger consideration. With respect to Artisan stockholders of record who have not delivered an election form transmittal letter or their certificates of Artisan common stock prior to the election deadline, as soon as reasonably practicable after the consummation of the merger, the surviving corporation will instruct the exchange agent to mail to each holder of record of non-electing shares a letter of transmittal and instructions on surrendering their certificates of Artisan common stock in exchange for the merger consideration they are entitled to receive. See “—Non-Electing Shares.”

If an Artisan stockholder of record delivers an election form to the exchange agent after the election deadline or the election form does not comply with the required procedures, the stockholder will not be regarded as having made an election. See “—Non-Electing Shares.” Artisan stockholders of record should read the election form for a more complete discussion of the election procedures.

Election Deadline. The deadline for Artisan stockholders of record to make their elections is 5:00 p.m. Eastern Time on the date of the Artisan stockholders meeting.

Changes and Revocation. Any Artisan stockholder of record may change that Artisan stockholder’s election prior to the election deadline:

•	by submitting to the exchange agent a properly completed and signed revised election form; or

•	in the case of Artisan stockholders of record whose shares are held in book-entry form, by causing a new message with revised election information to be transmitted through DTC to the exchange agent.

Any stockholder of record may revoke that Artisan stockholder’s election at any time prior to the election deadline:

•	by written notice to the exchange agent; or

•	in the case of stockholders of record whose shares are held in book-entry form, by causing a new message to be transmitted through DTC to the exchange agent withdrawing the shares previously deposited and specifying the name and number of the account at DTC to be credited.

Artisan stockholders who hold their shares through a broker or other nominee must follow instructions from that broker or nominee to change or revoke their election.

As soon as practicable after the election deadline, the exchange agent will determine the number of cash electing shares, stock electing shares and non-electing shares, and will notify ARM and the surviving corporation of its determination. Promptly after that notification, ARM will issue a press release announcing the allocation of the merger consideration.

General. Artisan stockholders having a preference as to the form of consideration they wish to receive for their shares of Artisan common stock should make an election. None of ARM, Salt Acquisition Corporation or Artisan makes any recommendation as to whether Artisan stockholders should make an election or what election they should make. Each Artisan stockholder must make an individual decision as to whether to make an election and, if so, what election to make.

The allocation of the merger consideration among the Artisan stockholders depends upon the elections made by the stockholders, the number of dissenting shares, if any, and the average share price of ARM ADSs referred to above. The election forms may be submitted until the day of the Artisan special meeting and it may take a period of time before the exchange agent can verify the election forms and tabulate the election results. The average share price cannot be determined until the second trading day prior to the date the merger becomes effective. There will be a period of time following the completion of the merger before the allocation of the merger consideration can be determined. Consequently, the payment of the merger consideration to Artisan stockholders will begin some time after the merger is completed, and the value of the merger consideration to be received by Artisan stockholders will vary as a result of changes in the market prices for ARM ADSs (or ARM ordinary shares) during that time until payment in accordance with the merger agreement.

The Proration Rules

The practical impact of the proration mechanics prescribed by the merger agreement is to limit the amount of the cash and the ARM ADSs (or ARM ordinary shares) that may be elected to be received by Artisan stockholders in the merger. As a consequence of these proration mechanics, assuming no dissenting shares:

•	the total amount of cash that ARM will pay pursuant to the merger to the Artisan stockholders is fixed at $9.60 multiplied by the number of shares of Artisan common stock outstanding at the time the merger is completed; and

•	the total number of ARM ADSs that ARM will deliver to Artisan stockholders in the merger is fixed at 4.41 multiplied by the number of shares of Artisan common stock outstanding at the time the merger is completed (or, in the alternative, 13.23 ARM ordinary shares multiplied by the number of shares of Artisan common stock outstanding at the time the merger is completed).

As a result of these proration mechanics, in certain circumstances, an Artisan stockholder that makes:

•	a stock election for all that stockholder’s Artisan shares may receive for those shares in the merger an amount in cash, in addition to a fewer number of ARM ADSs (or, as applicable, ARM ordinary shares) than the stockholder had otherwise elected to receive; and

•	a cash election for all that stockholder’s Artisan shares may receive for those shares in the merger a number of ARM ADSs (or, as applicable, ARM ordinary shares), in addition to a lower cash amount than the stockholder had otherwise elected to receive.

The election forms will allow all Artisan stockholders, including those that have elected cash, to elect between ARM ordinary shares and ARM ADSs in the event that Artisan stockholders receive a portion of the merger consideration in stock as a result of any proration. Any non-electing shares will be deemed to have elected to receive ARM ordinary shares.

The U.S. federal income tax consequences of the merger to each Artisan stockholder will vary depending on whether the Artisan stockholder receives cash or ARM ADSs (or ARM ordinary shares), or a combination thereof in exchange for the stockholder’s shares of Artisan common stock. However, at the time that an Artisan stockholder makes a stock election or a cash election, such stockholder will not know if, and to what extent, the proration procedures will alter the mix of consideration to be received. As a result, the tax consequences to that Artisan stockholder will not be ascertainable with certainty until that stockholder knows the amounts of cash and ARM ADSs or ARM ordinary shares that will be received in the merger and whether proration has occurred. For more information regarding the tax consequences of the merger to the Artisan stockholders, please see “Material Tax Consequences.”

In order to further illustrate the proration mechanics, the following is a summary of the proration rules that would govern the allocation of the cash and stock consideration in the merger in certain hypothetical scenarios.

Case 1: More Cash Consideration Is Elected than the Amount of Cash Available for Payment under the Merger              Agreement

In the circumstance where there are no dissenting shares and Artisan stockholders elect to receive more cash consideration than is available for payment under the merger agreement, the proration factor for the shares of Artisan common stock making a cash election would equal the total amount of cash available for payment in the merger under the merger agreement (i.e., $9.60 multiplied by the number of shares of Artisan common stock outstanding at the merger), divided by the total amount of cash that would have to be paid if all cash elections were honored in full (i.e., the number of shares of Artisan common stock electing cash multiplied by the per share value of the merger consideration). As a consequence, in this circumstance:

•	each share of Artisan common stock as to which a stock election has been made would be exchanged for a number of ARM ADSs (or ARM ordinary shares) with a value equal to the per share value of the merger consideration;

•	each share of Artisan common stock as to which no election has been made would be exchanged for a number of ARM ordinary shares with a value equal to the per share value of the merger consideration; and

•	each share of Artisan common stock as to which a cash election has been made would be exchanged for:

1.	cash equal to the per share value of the merger consideration multiplied by the proration factor; and

2.	a number of ARM ADSs (or ARM ordinary shares) with a value equal to the per share value of the merger consideration less the amount of the cash described in the immediately preceding clause 1.

Case 2: More Stock Consideration Is Elected than the Number of ARM ADSs or ARM Ordinary Shares Available              or Delivery under the Merger Agreement

In the circumstance where there are no dissenting shares and Artisan stockholders elect to receive more ARM ADSs (or ARM ordinary shares) than is available for issuance under the merger agreement, the proration factor for the shares of Artisan common stock making a stock election would equal the total number of ARM ADSs (or ARM ordinary shares) available for issuance in the merger under the terms of the merger agreement (i.e., 4.41 ARM ADSs (or, in the alternative, 13.23 ARM ordinary shares) multiplied by the number of shares of Artisan common stock outstanding at the merger), divided by the total number of shares of ARM ADSs (or ARM ordinary shares) that would have to be issued in the merger if all stock elections were honored in full (i.e., the number of shares of Artisan common stock electing stock multiplied by the number of ARM ADSs (or ARM ordinary shares) with a value at the time the merger is completed equal to the per share value of the merger consideration). As a consequence, in this circumstance:

•	each share of Artisan common stock as to which a cash election has been made will be exchanged for cash in the amount of the per share value of the merger consideration;

•	each share of Artisan common stock as to which no election has been made will be exchanged for cash in the amount of the per share value of the merger consideration; and

•	each share of Artisan common stock as to which a stock election has been made will be exchanged for:

1.	a number of ARM ADSs with a value that is equal to the per share value of the merger consideration multiplied by the proration factor, to be adjusted accordingly if the holder elects to receive ARM ordinary shares; and

2.	cash equal to the per share value of the merger consideration less the value of the number of ARM ADSs (or ARM ordinary shares) referred to in the immediately preceding clause 1.

Case 3: The Number of Shares as to which No Election Is Made Is Sufficiently Large so that the Cash and Stock              Consideration Elected Is Less than the Cash and Stock Consideration Available for Delivery under the              Merger Agreement.

In the circumstance where there are no dissenting shares and the number of non-electing shares is so large that the aggregate cash consideration and the aggregate stock consideration that are elected to be received in the merger are each less than the aggregate respective amounts available for delivery under the merger agreement, the proration factor for the shares as to which no election has been made would equal (1) the total number of shares of Artisan common stock that must receive cash pursuant to the merger agreement (i.e., the total cash available for payment divided by the per share value of the merger consideration) minus the total number of Artisan shares that have elected cash divided by (2) the total number of shares of Artisan common stock as to which no election has been made. As a consequence, in this circumstance:

•	each share of Artisan common stock as to which a cash election has been made will be exchanged for cash in the amount of the per share value of the merger consideration;

•	each share of Artisan common stock as to which a stock election has been made will be exchanged for a number of ARM ADS (or ARM ordinary shares) with a value equal to the per share value of the merger consideration; and

•	each share of Artisan common stock as to which no election has been made will be exchanged for:

1.	cash equal to the per share value of the merger consideration multiplied by the proration factor; and

2.	a number of ARM ordinary shares with a value equal to the per share value of the merger consideration less the amount of cash described in the immediately preceding clause 1.

The table in the Summary under the caption “The Consideration to be Received by Artisan Stockholders in the Merger” provides examples for the allocation of the merger consideration assuming different values for the ARM average share price and based on the other assumptions that are described in that section.

Dissenting Shares

If any Artisan stockholder properly exercises that stockholder’s right to seek appraisal for shares under Delaware law, that stockholder will not receive the merger consideration. Within 120 days after the closing of the merger, any stockholder who has complied with the conditions of Section 262 of the Delaware General Corporation Law may file a petition in the Delaware Court of Chancery. This petition should request that the Chancery Court determine the value of the shares of Artisan common stock held by all of the stockholders who are entitled to appraisal rights. The fair value of shares of Artisan common stock as determined in accordance with Delaware law may be more or less than the merger consideration to be paid to non-dissenting Artisan stockholders in the merger. Determination of fair value is based on all relevant factors, but excludes any appreciation or depreciation resulting from the anticipation or accomplishment of the transaction. After the Chancery Court determines the fair value of the shares, it will direct ARM to pay that value to the stockholders who are entitled to appraisal. The Chancery Court can also direct ARM to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. Artisan stockholders are entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger only if they meet certain conditions. See “The Artisan Special Meeting—Appraisal Rights.”

Non-Electing Shares

Merger Consideration. The shares of Artisan stockholders who do not submit an election form prior to the election deadline or comply with the instructions of their broker or nominee for making an election will be treated as non-electing shares. If ARM or the exchange agent determine that any election was not properly made, such election will have no force and effect, and the shares with respect to which such election was made will be deemed to be non-electing shares. Neither ARM nor the exchange agent has any obligation to inform any Artisan stockholder of any defect in the making of an election. If an Artisan stockholder submits an election form with stock certificates and the election form is defective, the certificates will be held by the exchange agent and exchanged for the merger consideration to be received by holders of non-electing shares after the merger is completed. The stockholder will not need to complete and deliver to the exchange agent a separate letter of transmittal after the merger as described below. ARM reserves the right to waive defects in an election form, including late delivery. However, waiver of defects is in ARM’s sole discretion.

Exchange of Non-Electing Shares of Artisan Common Stock. As soon as reasonably practicable after the completion of the merger, the surviving corporation will instruct the exchange agent to mail to each holder of record of non-electing shares a letter of transmittal and instructions on surrendering their certificates of Artisan common stock in exchange for the merger consideration they are entitled to receive pursuant to the terms of the merger agreement. Those Artisan stockholders whose non-electing Artisan common stock is held in street name will not receive a second letter of transmittal and should contact their broker or other nominee to determine what action, if any, is required to receive the merger consideration.

Holders of certificates previously representing Artisan common stock will not be paid dividends or distributions on any ARM ADSs (or ARM ordinary shares) they are entitled to receive as merger consideration, and will not be paid cash in lieu of a fractional ARM ADS (or ARM ordinary share), until the Artisan stock certificates are surrendered for exchange. When the certificates are surrendered, any unpaid dividends declared by ARM after the completion of the merger and any cash in lieu of fractional ARM ADSs (or ARM ordinary shares) will be paid without interest.

The exchange agent will deliver the merger consideration in exchange for lost, stolen or destroyed certificates if the owner of such certificates signs an affidavit of loss, theft or destruction, as appropriate. The surviving corporation may also, in its discretion, require the holder of that lost, stolen or destroyed certificates to deliver a bond in a reasonable sum as indemnity against any claim that might be made against the surviving corporation, ARM or the exchange agent with respect to alleged lost, stolen or destroyed certificates.

Closing and Effective Time of the Merger

The closing of the merger will occur as soon as practicable, but in any event within two business days after the satisfaction or waiver of all conditions to the merger contained in the merger agreement, unless otherwise agreed by the parties. On the closing date, the parties will file a certificate of merger with the Secretary of State of the State of Delaware, at which time the merger will be effective.

Representations and Warranties

ARM and Artisan each made a number of customary representations and warranties in the merger agreement, relating to, among other things, their respective businesses, assets, financial condition, structure and other facts pertinent to the merger.

Representations and Warranties of Artisan. The representations given by Artisan cover the following topics, among others, as they relate to Artisan and its subsidiaries:

•	corporate organization and its qualification to do business;

•	authorization and binding nature of the merger agreement;

•	required stockholder vote;

•	board of directors approval;

•	required governmental consents and approvals;

•	that the transactions contemplated by the merger will not result in a violation of Artisan’s organizational documents, applicable laws or material contracts;

•	capital structure;

•	subsidiaries;

•	SEC filings and compliance with applicable provisions of the Sarbanes-Oxley Act of 2002;

•	accuracy of financial statements;

•	accuracy of information regarding Artisan and its subsidiaries supplied for use in this document and in ARM’s listing particulars and shareholders’ circular;

•	the absence of material changes, events or effects;

•	the absence of undisclosed liabilities;

•	material contracts;

•	compliance with applicable laws;

•	material litigation;

•	brokers’ and finders’ fees;

•	fairness opinion rendered by Artisan’s financial advisor;

•	tax matters;

•	certain employee benefits and employee matters;

•	environmental matters;

•	intellectual property;

•	takeover restrictions; and

•	property matters.

Representations and Warranties of ARM. The representations given by ARM cover the following topics, among others, as they relate to ARM and its subsidiaries, including Salt Acquisition Corporation:

•	corporate organization and its qualification to do business;

•	authorization and binding nature of the merger agreement;

•	required stockholder vote;

•	board of directors approval;

•	required governmental consents and approvals;

•	that the transactions contemplated by the merger will not result in a violation of ARM’s organizational documents, applicable laws or material contracts;

•	capital structure;

•	subsidiaries;

•	SEC and U.K. Listing Authority filings and compliance with applicable provisions of the Sarbanes-Oxley Act of 2002;

•	accuracy of financial statements;

•	accuracy of information regarding ARM and its subsidiaries supplied for use in this document and in ARM’s listing particulars and shareholders’ circular;

•	the absence of material changes, events or effects;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws;

•	material litigation;

•	brokers’ and finders’ fees;

•	fairness opinion rendered by ARM’s financial advisor;

•	tax matters;

•	certain employee benefits matters;

•	intellectual property;

•	environmental matters; and

•	adequate financing and resources to effect the merger.

The representations and warranties contained in the merger agreement are subject to materiality and knowledge qualifications in many respects, and do not survive the completion of the merger.

Conduct of Artisan’s Business before Completion of the Merger

Until the earlier of the completion of the merger or termination of the merger agreement, Artisan has agreed, except to the extent ARM consents in writing, which consent may not be unreasonably withheld, conditioned or delayed:

•	to carry on its business in the ordinary course and in material compliance with all applicable laws and regulations;

•	to pay or perform all material obligations when due, subject to good faith disputes;

•	to use commercially reasonable efforts to maintain its properties in good operating condition;

•	to use commercially reasonable efforts to keep available the services of its officers and key employees; and

•	to use commercially reasonable efforts to preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it.

Except as expressly contemplated by the merger agreement or as consented to by ARM in writing, which consent may not be unreasonably withheld, conditioned or delayed, Artisan has also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, Artisan or its subsidiaries will not do any of the following:

•	modify its organizational documents;

•	split, combine or reclassify any shares of its capital stock;

•	pay or authorize dividends, other distributions or repurchases, or any stock splits or combinations;

•	modify the terms of any outstanding securities;

•	issue, sell or otherwise dispose of its capital stock or securities convertible into its capital stock, except for the issuance of shares of common stock upon exercise of outstanding stock options or pursuant to its employee stock purchase plan and the issuance of certain excepted stock options;

•	incur any material capital expenditures, obligations or liabilities not provided for in the capital expenditure budget disclosed to ARM, other than expenditures not to exceed $50,000 individually or $250,000 in the aggregate;

•	acquire any material amount of assets other than supplies in the ordinary course of business consistent with past practices;

•	sell, lease, encumber or otherwise transfer any assets having a fair market value exceeding $20,000 in any one transaction or $100,000 in the aggregate, other than sales of inventory or licenses in the ordinary course of business consistent with past practices;

•	make any loans, advances, capital contributions, or investments other than pursuant to any existing contract or obligation or in the ordinary course of business consistent with past practices;

•	create, incur, assume, or guarantee indebtedness having an aggregate principal amount outstanding at any time greater than $50,000;

•	create or incur any liens, other than certain permitted liens, on any material assets;

•	enter into, amend, modify in any material respect or terminate any material contracts;

•	do any of the following:

•	increase the compensation of any director or executive officer, except as required by an existing agreement;

•	increase employee benefits;

•	grant any severance or termination pay other than payments to non-officer employees of the lesser of $25,000 or three month salary;

•	enter into any new employment contracts with any director, officer or employee except, in the case of employees, in the ordinary course of business consistent with past practices;

•	adopt any additional employee benefit plan or make any contribution to any existing such plan, other than the minimum contributions required by law;

•	amend in any material respect any employee plan, multiemployer plan, retirement plan or international plan so as to increase the benefits payable under such plan except as may be required by applicable law;

•	enter into or amend in any material respect any agreement, contract or arrangement with any current or former director, officer, employee (or any individual hired in any such capacity other than at-will offers to non-officer employees with no severance, change of control or other guaranteed compensation or ESPP subscription agreements entered into in accordance with the terms of Artisan’s ESPP as of the date of the merger agreement); or

•	commit to provide any payment to any such individual that would have been required to be disclosed pursuant to the merger agreement if any such commitment existed on or before the date of the merger agreement;

•	change its methods of accounting, except as required by U.S. GAAP or the Exchange Act;

•	settle or propose to settle any material litigation, investigation, arbitration, proceeding or claim;

•	transfer, license, sublicense or extend, amend or modify any agreement relating to its owned intellectual property rights except in the ordinary course of business or take any other action which would materially impair the value of the Artisan intellectual property; or

•	agree or commit to do any of these things.

Conduct of ARM’s Business before Completion of the Merger

Until the earlier of the completion of the merger or the termination of the merger agreement, ARM has agreed, except to the extent Artisan consents in writing, which consent may not be unreasonably withheld, conditioned or delayed, to carry on its business in the ordinary course in material compliance with all applicable laws and regulations:

•	to pay or perform all material obligations when due, subject to good faith disputes;

•	to use commercially reasonable efforts to maintain its properties in good operating condition;

•	to use commercially reasonable efforts to keep available the services of its officers and key employees; and

•	to use commercially reasonable efforts to preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it.

Except as expressly contemplated by the merger agreement or as consented to by Artisan in writing, which consent may not be unreasonably withheld, conditioned or delayed, ARM has also agreed that until the earlier of the completion or termination of the merger agreement, ARM or its subsidiaries will not do any of the following:

•	modify its organizational documents;

•	make any material change to Salt Acquisition Corporation’s certificate of incorporation;

•	engage in any repurchases at a premium, or any recapitalization, restructuring or reorganization with respect to ARM’s share capital, including by way of any extraordinary dividend or distribution;

•	issue, deliver or sell any securities, except for the issuance of shares of common stock upon exercise of outstanding stock options under ARM’s long term incentive plans, the grant of stock-based compensation in the ordinary course of business consistent with past practices and the issuance of share capital in connection with a merger, acquisition or other business combination permissible under the merger agreement;

•	modify the terms of any outstanding equity securities;

•	knowingly take any action that would result in a failure to maintain trading of ARM ADSs on the Nasdaq National Market or trading of ARM ordinary shares on the main market for listed securities of the London Stock Exchange;

•	acquire or dispose of any corporation, division or business unit if such acquisition or disposition would create a substantial risk of delay in the consummation of the merger, would involve the acquisition or disposition of a significant subsidiary or would create a substantial risk to the termination or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Act; or

•	agree or commit to do any of these things.

Limitation on Artisan’s Ability to Consider Other Acquisition Proposals

Artisan has agreed that, subject to certain exceptions, neither it nor any of its subsidiaries will authorize or permit its directors, officers, investment bankers, attorneys, accountants or consultants to, and neither it nor its subsidiaries will authorize or knowingly permit their employees, advisors or other agents to directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage any “acquisition proposal” (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any information relating to Artisan or any of its subsidiaries to, or afford access to the business, properties, assets, books or records of Artisan or any of its subsidiaries to, otherwise cooperate with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an acquisition proposal;

•	grant any waiver or release under any standstill or similar agreement with respect to any of Artisan’s or its subsidiaries equity securities; or

•	enter into any agreement with respect to an acquisition proposal.

However, Artisan’s board of directors may, directly or indirectly through advisors, agents or intermediaries, take the following actions, before the Artisan stockholders adopt the merger agreement, if it has determined in good faith, after consultation with outside legal counsel, that it must take that action in order to comply with its fiduciary duties under applicable law, including:

•	subject to the notice requirement set forth below, engage in negotiations or discussions with any third party that has made a bona fide, unsolicited written acquisition proposal that the board of directors believes in good faith is reasonably likely to lead to a “superior proposal” (as defined below), and thereafter furnish to that third party information relating to Artisan or its subsidiaries pursuant to a confidentiality agreement, a copy of which has been provided to ARM, with terms no less favorable to Artisan than the confidentiality agreement between Artisan and ARM;

•	subject to the limitations set forth below in “Recommendation of the Board of Directors,” withdraw or modify in a manner adverse to ARM its recommendation in favor of adoption of the merger agreement to Artisan stockholders; and/or

•	take any nonappealable action that any court of competent jurisdiction orders Artisan to take.

Artisan may take the actions described in the first bullet above only if it has delivered to ARM a prior written notice that its intends to take that action. Moreover, Artisan must notify ARM within 24 hours after it has obtained knowledge of the receipt of any acquisition proposal, any indication that any third party is considering making an acquisition proposal or of any request for information relating to Artisan or any of its subsidiaries or for access to the business, properties, assets, books or records of Artisan or any of its subsidiaries by any third party that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer, proposal or inquiry (which inquiry includes an indication of proposed transaction terms) relating to, or any third party indication of interest in:

•	any direct or indirect acquisition or purchase of 15% or more of Artisan’s consolidated assets or 10% or more of any class of Artisan’s equity or voting securities, other than pursuant to the exercise of Artisan stock options that were outstanding on August 22, 2004 or pursuant to the Artisan ESPP, or more than 50% of any class of equity or voting securities of any of Artisan’s subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of Artisan’s consolidated assets;

•	any tender offer or exchange offer that, if completed, would result in a third party beneficially owning 10% or more of any class of Artisan’s equity or voting securities or more than 50% of any class of equity or voting securities of any of Artisan’s subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of Artisan’s consolidated assets; or

•	a merger, consolidation, share exchange, business combination, sale of assets outside the ordinary course of business, spin-off, other disposition, joint venture or joint development arrangement, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Artisan or any of its subsidiaries that involves the direct or indirect acquisition, purchase or disposition of more than 10% of any class of Artisan’s equity or voting securities, assets constituting more than 15% of Artisan’s consolidated assets, or that would result in Artisan owning less than 50% of any class of equity or voting securities of any of Artisan’s subsidiary owning more than 15% of Artisan’s consolidated assets.

A “superior proposal” means any bona fide, unsolicited written acquisition proposal for at least a majority of the outstanding shares of Artisan common stock on terms that the Artisan’s board of directors determines in good faith after consultation with its outside counsel and its financial advisor, taking into account all the terms and conditions of the acquisition proposal, is reasonably likely to be completed and is more favorable to Artisan’s stockholders than the merger (including any subsequent offer made by ARM) and for which financing is fully committed or reasonably determined to be available by Artisan’s board of directors.

Recommendation of Artisan’s Board of Directors

Artisan has agreed to include in this document the recommendation of its board of directors to its stockholders in favor of adoption of the merger agreement. Artisan’s board of directors is required to recommend the merger until such time as the board of directors determines, after consultation with outside legal counsel, that it must withdraw or modify its recommendation in order to comply with its fiduciary duties under applicable law, at which time Artisan’s board of directors may change or withdraw its recommendation or recommend a superior proposal. However, before adversely changing or withdrawing its recommendation or recommending an acquisition proposal, Artisan must notify ARM in writing at least three business days before taking that action and, if that action is in response to an acquisition proposal constituting a superior proposal, attaching the most current version of any proposed agreement or a detailed summary of all material terms of that superior proposal, and then only if ARM fails to make, within three business days of receipt of that written notification, an offer that Artisan’s board of directors determines, in good faith after consultation with its outside counsel and financial advisors, is at least as favorable to its stockholders as that superior proposal.

Furthermore, Artisan is required in all events to allow its stockholders to vote on the merger agreement and transactions contemplated by the merger agreement, unless the merger agreement has been terminated in accordance with its terms. Artisan may not submit any acquisition proposal to the vote of its stockholders until after termination of the merger agreement.

Changes to ARM’s Board of Directors

ARM has agreed, subject to shareholder approval, to increase the maximum number of directors on its board of directors to 16 in connection with the merger. In addition, upon the consummation of the merger, Mr. Lanza and Mr. Templeton, currently directors of Artisan, will be elected to ARM’s board of directors and Mr. Lanza will be appointed to the nomination committee of ARM’s board of directors.

Artisan’s Employee Benefit Plans

Artisan has agreed to terminate its 401(k) plan effective upon the merger. Subject to the provisions regarding Artisan stock options and Artisan’s employee stock purchase plan rights which are described below, ARM will provide employee benefits to former Artisan employees who continue to be employed by ARM or the surviving corporation following the merger, comparable in the aggregate to those benefits provided by ARM to similarly situated employees, for a period of at least 12 months after the closing of the merger. Each Artisan employee who continues to be employed by ARM or the surviving corporation following the merger shall generally, to the extent permissible by law and tax regulations, receive vesting credit and credit for eligibility to participate under ARM employee benefit plans, other than ARM’s sabbatical plan, for his or her years of service with Artisan prior to the merger.

Treatment of Artisan Stock Options and Employee Stock Purchase Plan Rights

Upon completion of the merger, options to acquire a share of Artisan common stock outstanding immediately prior to the completion of the merger will, upon completion of the merger, be assumed by ARM and be converted into an option to acquire a number of ARM ordinary shares equal to the number of shares of Artisan common stock subject to the option before the merger multiplied by the option exchange ratio.

The exercise prices of the ARM options into which Artisan options are converted will be the (1) exercise price of the Artisan options before completion of the merger divided by the option exchange ratio, divided by (2) the spot exchange rate of the U.S. dollar to pound sterling on the business day prior to the date the merger is completed.

The option exchange ratio is the product of (i) the sum of (a) 4.41 plus (b) the quotient of $9.60 divided by the value of an ARM ADS referred to above in the second paragraph of “—Merger Consideration,” multiplied by (ii) three.

Within five days after the effective time, ARM will file a registration statement on Form S-8 for the ARM ordinary shares issuable with respect to assumed options and will maintain the effectiveness of that registration statement for as long as the assumed options remain outstanding.

Artisan’s Employee Stock Purchase Plan, or ESPP, will be terminated upon the consummation of merger, and no additional ESPP purchase rights may be exercised after the merger is complete. Artisan will cause the current purchase periods to end and stock to be purchased, under the ESPP prior to the closing date of the merger.

Indemnification and Directors’ and Officers’ Insurance

The merger agreement provides that, for a period of six years from the date of the effective time of the merger, the surviving corporation of the merger will indemnify all current and former directors and officers of Artisan for liabilities for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by law or as provided in Artisan’s current organizational documents and existing indemnification agreements in effect as of the date of the merger agreement.

The merger agreement further provides that for six years after the effective time of the merger, the surviving corporation of the merger will provide directors’ and officers’ liability insurance for acts or omissions occurring prior to the effective time of the merger, covering those persons covered by Artisan’s directors’ and officers’ liability insurance policies as of the date of the merger agreement, on terms with respect to coverage and amount no less favorable than those in effect on the date of the merger agreement. The obligation of the surviving corporation of the merger to maintain this insurance coverage is subject to a cap. If the surviving corporation of the merger cannot maintain existing or equivalent insurance coverage without exceeding the cap, the surviving corporation of the merger is required to maintain as much insurance coverage as can be obtained for the amount of the cap. See “Interests of Directors and Officers in the Merger—Indemnification; Directors’ and Officers’ Insurance.”

Consents and Antitrust Filings

Each of ARM and Artisan have agreed to:

•	use their commercially reasonable efforts to obtain all consents and approvals required to be obtained by each for the consummation of the merger, including those required under the Hart-Scott-Rodino Antitrust Act, provided that the commercially reasonable efforts of Artisan or ARM shall not be deemed to include entering into any material settlement, undertaking, consent decree, stipulation or agreement or agreeing to any order regarding antitrust matters in connection with any objections of any governmental entity to the transactions contemplated by the merger agreement or divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any material portion of its and its subsidiaries’ or the combined company’s business, assets or properties;

•	make an appropriate filing of a notification and report form pursuant to the Hart-Scott-Rodino Antitrust Act with respect to the merger and any other foreign filings the parties reasonably agree are necessary or advisable as promptly as practicable and to supply as promptly as practicable any additional information and documentary material necessary thereto; and

•	use commercially reasonable efforts to complete the merger, to fulfill the closing conditions to the merger and to do all things necessary and proper or advisable to complete the merger.

Conditions to Completion of the Merger

Conditions to ARM’s and Artisan’s Obligations to Complete the Merger. ARM’s and Artisan’s obligations to complete the merger are subject to certain conditions. The conditions that must be satisfied or, in certain cases, waived, before the completion of the merger include the following:

•	the merger agreement must be adopted by the affirmative vote of the holders of a majority of the outstanding shares of Artisan common stock;

•	the holders of 50% of the votes cast at the ARM extraordinary general meeting must approve the resolutions described above under “The ARM Extraordinary General Meeting—Resolutions Proposed,” other than the proposal to amend ARM’s articles of association in order to, among other things, increase the rights of holders of ARM ADSs;

•	The U.K. Listing Authority must have agreed to admit to the Official List the ARM ordinary shares to be issued in connection with the merger and the London Stock Exchange must have admitted the ARM ordinary shares to be so issued to trading on its main market for listed securities, and the ARM ADSs shall continue to be listed on the Nasdaq National Market;

•	the registration statement on Form F-4, of which this document forms a part, and the Form F-6 for registration of the ARM ADSs must become effective (the latter of which occurred on October 13, 2004), no stop order may be issued and no proceedings for suspension of its effectiveness have been initiated by the SEC;

•	the absence of any law, rule, regulation, judgment, decree, injunction, or order of any governmental entity making the merger illegal or otherwise prohibiting completion of the merger;

•	the waiting period, and any extensions, applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Act must either have expired or been terminated (which occurred on September 27, 2004); and

•	the receipt of a consent (or confirmation the consent is not required) from H.M. Treasury in the United Kingdom (which consent was obtained on September 29, 2004).

Conditions to Artisan’s Obligation to Complete the Merger. Artisan’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	ARM’s and Salt Acquisition Corporation’s representations and warranties must be true and correct, except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ARM, and ARM and Salt Acquisition Corporation have provided an officer’s certificate to that effect;

•	ARM and Salt Acquisition Corporation must have performed or complied in all material respects with all of their agreements and covenants to be performed or complied with by them at or before completion of the merger and they shall have provided an officer’s certificate to that effect;

•	Artisan shall have received an opinion from its counsel indicating that the merger will qualify as a reorganization for U.S. federal income tax purposes; and

•	the absence of any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on ARM.

Conditions to ARM’s Obligation to Complete the Merger. ARM’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	Artisan’s representations and warranties must be true and correct, except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Artisan, and Artisan has provided an officer’s certificate to that effect;

•	the absence of any action or proceeding or any investigation or inquiry that would reasonably be expected to result in any action or proceeding by any governmental entity challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the completion of the merger or seeking to obtain material damages, seeking to restrain or prohibit ARM’s ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of Artisan and its subsidiaries, taken as a whole, or of ARM and its subsidiaries, taken as a whole, or to compel ARM or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of Artisan and its subsidiaries, taken as a whole, or of ARM and its subsidiaries, taken as a whole or that otherwise is likely to have a material adverse effect on ARM or Artisan;

•	Artisan must have performed or complied in all material respects with all of its agreements and covenants to be performed or complied with by Artisan at or before completion of the merger and Artisan has provided an officer’s certificate to that effect;

•	ARM shall have received an opinion from its counsel that the merger will qualify as a reorganization for U.S. federal income tax purposes;

•	Artisan must have delivered a properly executed FIRPTA notification letter and form of notice to ARM; and

•	the absence of any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Artisan.

Termination of the Merger Agreement

Termination of Merger Agreement by ARM or Artisan. The merger agreement may be terminated by either ARM or Artisan:

•	by mutual written consent of ARM and Artisan;

•	if the merger is not completed before April 22, 2005;

•	if there is any law or final, nonappealable permanent injunction or other order of a court or other authority preventing the completion of the merger;

•	if Artisan’s stockholders do not adopt the merger agreement at the Artisan special meeting; or

•	if the holders of ARM ordinary shares do not approve the resolutions described above under “The ARM Extraordinary General Meeting—Resolutions Proposed,” at the ARM extraordinary general meeting, other than the proposal to amend ARM’s articles of association, in order to, among other things, increase the rights of holders of ARM ADSs.

Termination of Merger Agreement by ARM. In addition, ARM may terminate the merger agreement if:

•	Artisan breaches any representation or warranty under the merger agreement or fails to perform any covenant or agreement set forth in the merger agreement such that the conditions relating to Artisan’s representations, warranties, covenants and agreements would not be satisfied and could not be satisfied by April 22, 2005;

•	Artisan has willfully and materially breached the provisions of the merger agreement restricting Artisan from soliciting other acquisition proposals;

•	a tender offer or exchange offer for any outstanding shares of Artisan common stock is commenced and Artisan either fails to recommend against acceptance of that tender or exchange offer by its stockholders or takes no position with respect to it within 10 days of its commencement; or

•	Artisan’s board of directors withdraws or modifies its recommendation in favor of adoption of the merger agreement in a manner adverse to ARM or recommends an acquisition proposal by a third party.

Termination of Merger Agreement by Artisan. Furthermore, Artisan may terminate the merger agreement if:

•	ARM breaches any representation or warranty under the merger agreement or fails to perform any covenant or agreement set forth in the merger agreement such that the conditions relating to ARM’s representations, warranties, covenants and agreements would not be satisfied and could not be satisfied by April 22, 2005; or

•	ARM’s board of directors withdraws or modifies its recommendation in favor of the merger and related proposals in a manner adverse to Artisan.

Expenses; Payment of Termination Fees

Expenses. Except as described below, each party has agreed to pay all expenses it incurs in connection with the merger, whether or not the transaction is completed. The parties have agreed to each pay 50% of any fees and expenses (other than attorney’s and accounting fees and expenses) incurred in connection with the printing, filing and mailing of this document, the ARM shareholders’ circular and the ARM listing particulars, as well as expenses incurred in connection with any applications or filings required under the HSR Act or foreign antitrust laws.

Payment of Termination Fees. Artisan must pay to ARM a termination fee equal to $31 million if the merger agreement is terminated due to any of the following:

•	Artisan shall have willfully and materially breached the provisions of the merger agreement restricting Artisan from soliciting other acquisition proposals;

•	a tender offer or exchange offer for any outstanding shares of Artisan common stock was commenced and Artisan either failed to recommend against acceptance of such tender offer or exchange offer by its stockholders or took no position with respect to it within ten days of its commencement; or

•	Artisan’s board of directors recommended an acquisition proposal by a third party.

Alternatively, Artisan must pay to ARM a termination fee equal to $31 million if the merger agreement is terminated, and before that termination a third party has publicly announced its intention to make an acquisition proposal for Artisan, and if within nine months after either of the circumstances below, Artisan completes or enters into a definitive agreement with respect to an acquisition proposal with a third party:

•	the merger is not completed by April 22, 2005 and the third party has not publicly and unconditionally withdrawn its intention to make an acquisition proposal for Artisan; or

•	the Artisan stockholders do not approve the merger agreement and the third party has not publicly and unconditionally withdrawn its intention to make an acquisition proposal for Artisan before the date that is two weeks before the date of the Artisan special meeting.

Artisan must pay ARM a termination fee equal to $18 million if the merger agreement terminates because Artisan’s board of directors withdraws or modifies in a manner adverse to ARM its approval or recommendation in favor of the merger. Additionally, if, within nine months after that termination, Artisan completes, or enters into a definitive agreement with respect to, an acquisition proposal with a third party, then Artisan must pay ARM an additional fee of $13 million.

ARM must pay Artisan a termination fee equal to $18 million if Artisan terminates the merger agreement because ARM’s board of directors withdraws or modifies in a manner adverse to Artisan its recommendation in favor of the merger.

Extension, Waiver and Amendment

Artisan and ARM together may amend the merger agreement at any time prior to the closing of the merger. However, after the adoption of the merger agreement by the Artisan stockholders, Artisan and ARM may not, without the further approval of the Artisan stockholders, amend the merger agreement if the amendment would require approval of the Artisan stockholders under Delaware law. Likewise, after the adoption of the merger agreement by the ARM shareholders, Artisan and ARM may not, without the further approval of the ARM shareholders, make any amendments or changes to the merger agreement which would require approval of the ARM shareholders under the laws of England or Wales or the rules and regulations of the U.K. Listing Authority.

At any time prior to the closing of the merger, Artisan or ARM may extend the time for performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties in the merger agreement or waive compliance by the other party with any agreement or condition contained in the merger agreement, other than conditions required by applicable law.

Restrictions on the Ability to Sell ARM ADSs or ARM Ordinary Shares

ARM will be entitled to place appropriate legends on the certificates evidencing any ARM ADSs or ARM ordinary shares to be received by affiliates of Artisan. In addition, affiliates of Artisan have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on ARM ADSs or ARM ordinary shares to be received by them in the merger. See “Voting Agreements, the Irrevocable Undertakings and the Affiliate Agreements—The Affiliate Agreements.”

All ARM ADSs or ARM ordinary shares received by Artisan stockholders in connection with the merger will be freely transferable unless the stockholder is considered an affiliate of either ARM or Artisan under the federal securities laws.

ARM ADSs or ARM ordinary shares held by affiliates of ARM may only be sold pursuant to a registration statement or exemption under the Securities Act, or as permitted under the rules of the Securities Act.

THE VOTING AGREEMENTS, THE IRREVOCABLE UNDERTAKINGS

AND THE AFFILIATE AGREEMENTS

The following is a description of the material terms of the voting agreements, the irrevocable undertakings and the affiliate agreements. A complete form of the voting agreement is attached as Annex B, a complete form of the irrevocable undertaking is attached as Annex C and a complete form of the affiliate agreement is attached as Annex D to this document and each of them is incorporated into this document by reference. Artisan stockholders are urged to read the form of the voting agreement, the irrevocable undertaking and the affiliate agreement carefully and in their entirety.

On August 22, 2004, ARM and each director and executive officer of Artisan, and Artisan and each director and executive officer of ARM who beneficially owns ARM ordinary shares, entered into a voting agreement and an irrevocable undertaking, respectively. Further, each director and executive officer of Artisan entered into an affiliate agreement.

Artisan Stockholder Voting Agreements

All of the directors and the following executive officers of Artisan entered into voting agreements with ARM: Joy E. Leo, Harry L. Dickinson, Brent N. Dichter, J. Callan Carpenter, Dhrumil J. Ghandi, Keith Hopkins, Neal J. Carney and Edward M. Boule. Under the voting agreements, each director and executive officer of Artisan has agreed to vote no less than 100% of all shares of Artisan common stock beneficially owned by him or her on the record date of any stockholder meeting of Artisan related to the merger in the following manner:

•	in favor of adoption of the merger agreement and any actions in furtherance thereof; and

•	against the approval or adoption of any acquisition proposal, or any reorganization, recapitalization, liquidation or winding up of Artisan or any other extraordinary transaction involving Artisan.

Under the voting agreement, each director and executive officer of Artisan delivered an irrevocable proxy to ARM to vote its Artisan shares as set forth above in favor of the merger.

Pursuant to the voting agreement, each director and executive officer of Artisan has agreed, subject to certain exceptions, not to take any of the following actions with respect to its Artisan shares set forth above until the effective time of the merger or the termination of the merger agreement:

•	grant any proxies or enter into any voting trust or other agreement with respect to the voting of its Artisan shares;

•	transfer any of its Artisan shares;

•	take any other action that would in any way restrict, limit or interfere with the performance of the stockholder’s obligations under the voting agreement; or

•	seek or solicit, or agree or commit to do, any of the foregoing.

ARM Irrevocable Undertakings

The following executive and non-executive directors of ARM entered into irrevocable undertakings with Artisan: Sir Robin Saxby, Warren East, Tim Score, Tudor Brown, Mike Inglis, Mike Muller, Peter Cawdron, Doug Dunn, Jeremy Scudamore and John Scarisbrick. Under the irrevocable undertakings, the executive and non-executive directors of ARM have agreed to vote no less than 100% of all ARM ordinary shares beneficially owned by them on the record date of any extraordinary general meeting of ARM related to the merger, in the following manner:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•	in favor of the appointment of Lucio L. Lanza and Mark R. Templeton to ARM’s board of directors as of the effective time of the merger, or if they are unwilling or unable to serve, any other individual(s) that may be reasonably acceptable to ARM and Artisan;

•	in favor of an increase in the maximum number of directors of ARM to sixteen at any time in accordance with the provision giving the power to effect such increase by simple majority in ARM’s articles of association;

•	in favor of an increase in the authorized ordinary share capital of ARM from £790,000 to £1,100,000 by the creation of an additional 620,000,000 ARM ordinary shares;

•	in favor of the granting of authority to ARM’s board of directors to allot relevant securities pursuant to section 80 of the U.K. Companies Act 1985 in the form of ARM ordinary shares for the purposes of the transactions contemplated by the merger agreement;

•	in favor of an exclusion of certain assumed options from the dilution limits in the existing ARM share plans or arrangements;

•	in favor of an amendment to ARM’s articles of association to increase the maximum number of directors of ARM as stated in ARM’s articles of association to 16 at any time;

•	in favor of an amendment to ARM’s articles of association to deliver notices of the meetings of ARM’s board of directors to directors residing outside the United Kingdom;

•	in favor of an amendment to ARM’s articles of association to provide to the holders of ARM ADRs of substantially the same rights as holders of ARM ordinary shares; and

•	against any proposal inconsistent with the foregoing proposals that would in any way restrict, limit or interfere with the officer’s or director’s performance of his or her obligations under the irrevocable undertaking or the transactions contemplated by the merger agreement.

Under the irrevocable undertakings, the executive and non-executive directors of ARM who beneficially own ARM ordinary shares granted Artisan a power of attorney to execute any form of proxy to approve the proposals described above.

Pursuant to the irrevocable undertakings, the executive and non-executive directors of ARM who beneficially own ARM ordinary shares have agreed, subject to certain exceptions, not to take any of the following actions with respect to their ARM ordinary shares until the effective time of the merger or the termination of the merger agreement:

•	sell, transfer, assign, exchange, charge, encumber, grant any option over or otherwise dispose of any ARM ordinary shares or any other shares or securities in ARM issued or unconditionally allotted to the director or officer or otherwise acquired by him or her before then (“Future ARM Shares”);

•	exercise the votes attached to the ARM ordinary shares in favor of or consent to any proposal, arrangement, agreement or transaction inconsistent with the approval of the merger and the transactions contemplated by the merger agreement; or

•	enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise to do any of the acts referred to in the first and second bullet points above, in relation to, or operating by reference to, ARM ordinary shares or Future ARM Shares, or which, in relation to the ARM ordinary shares or Future ARM Shares, would or might restrict or impede him or her from voting to approve the merger and the transactions contemplated by the merger agreement.

Artisan Affiliate Agreements

Under the Artisan affiliate agreement, each director and officer of Artisan has agreed not to transfer any ARM ordinary shares or ARM ADSs in violation of Rule 145 promulgated by the SEC under the Securities Act.

Further, under the terms of the merger agreement, no later than 10 days prior to the date of the Artisan special meeting, Artisan must deliver to ARM a letter identifying all persons who may be deemed affiliates of Artisan under Rule 145 of the Securities Act. With respect to any persons who may be deemed an affiliate of Artisan after August 22, 2004 and are not already subject to affiliate agreements, Artisan must use commercially reasonable efforts to obtain a written agreement from each such person who may be so deemed as soon as practicable and, in any event prior to the close of the merger.

RESTRICTIONS ON RESALE OF ARM SECURITIES BY AFFILIATES

The issuance of ARM securities to Artisan stockholders in connection with the merger will be registered under the Securities Act. Such shares may be traded freely and without restriction by those Artisan stockholders who are not deemed to be Artisan “affiliates,” as that term is defined under the Securities Act, at the time the merger agreement is submitted for adoption by the Artisan stockholders at the Artisan stockholder meeting. An affiliate of Artisan is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with Artisan. Any subsequent transfer of ARM common stock issued in the merger by any Artisan affiliate will, under existing law, require one of the following

•	registration of the transfer under the Securities Act;

•	compliance with Rule 145 under the Securities Act, which allows limited sales under specified circumstances; or

•	availability of another exemption from registration.

The registration statement, including this document, does not cover any resales of ARM securities by former Artisan stockholders, including ARM securities issuable upon the exercise of any assumed options to be received by Artisan stockholders upon completion of the merger. No person is authorized to make use of this document in connection with any resale of ARM securities received by them in the merger.

DIRECTORS AND SENIOR MANAGEMENT OF ARM AFTER THE MERGER

Executive Officers and Directors

ARM has agreed in the merger agreement that, upon completion of the merger, Lucio L. Lanza and Mark R. Templeton, currently directors of Artisan, will be elected to ARM’s board of directors and Mr. Lanza will be appointed to the nomination committee of ARM’s board of directors. At the time the merger is completed, ARM’s board of directors will consist of twelve directors. Ten of the directors will be persons from ARM’s current board of directors and the other two directors will be Mr. Templeton and Mr. Lanza, who are currently directors of Artisan. If for some reason Mr. Templeton or Mr. Lanza are not willing or able to serve, they will be replaced with a director acceptable to Artisan and ARM.

ARM expects that its executive officers prior to the effective time will continue to serve as executive officers immediately following the effective time.

The following table sets forth information as of November 16, 2004, with respect to each of ARM’s executive officers and directors and Mr. Templeton and Mr. Lanza:

Name(1)	Age	Term Expires	Position
Sir Robin Saxby	57	2005	Chairman, Director
Warren East	42	2007	Chief Executive Officer, Director
Tim Score	43	2005	Chief Financial Officer, Director
Tudor Brown	46	2005	Chief Operating Officer, Director
Mike Inglis	44	2006	Executive Vice President, Marketing, Director
Michael Muller	45	2005	Chief Technology Officer, Director
Peter Cawdron	61	2006	Independent Non-Executive Director
Doug Dunn	60	2005	Independent Non-Executive Director
John Scarisbrick	51	2005	Independent Non-Executive Director
Jeremy Scudamore	57	2005	Independent Non-Executive Director
Mark R. Templeton (2)	45	—	Director nominee of Artisan
Lucio L. Lanza (2)	60	—	Director nominee of Artisan

(1)	The address for each listed director is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom
(2)	The address for Mr. Templeton and Mr. Lanza is c/o Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089

Sir Robin Saxby, age 57, Chairman: Sir Robin Saxby joined ARM in February 1991 as Chairman, President and Chief Executive Officer. He relinquished his roles as President and CEO in October 2001. Before joining ARM, he was with European Silicon Structures SA (ES2) where he was Vice President, Northern Europe; Managing Director, ES2 Limited; and President of US2, ES2’s U.S. affiliate. He was previously with Motorola Semiconductors and with Henderson Security Systems Limited. He has also served as Chairman of the EU panel, Open Microprocessor Initiative Advisory Group, which advised on collaborative research and development activity. In 2000, he was awarded an honorary doctorate DEng from Liverpool University and was appointed a visiting professor to the university’s department of electronics. In July 2001, he was awarded an honorary doctorate DTech from Loughborough University. He was knighted in the 2002 New Year’s Honours list. He is a non-executive director of Glotel plc.

Warren East, age 42, Chief Executive Officer and Director: Warren East joined ARM in 1994. He set up ARM’s consulting business and was Vice President, Business Operations from February 1998. In October 2000 he was appointed to the board of directors as Chief Operating Officer and in October 2001 was appointed Chief Executive Officer. Before joining ARM he was with Texas Instruments.

Tim Score, age 43, Chief Financial Officer and Director: Tim Score joined ARM as Chief Financial Officer and director in March 2002. Before joining ARM, he was Finance Director of Rebus Group Limited. He was previously Group Finance Director of William Baird plc, Group Controller at LucasVarity plc and Group Financial Controller at BTR plc.

Tudor Brown, age 46, Chief Operating Officer and Director: Tudor Brown was one of the founders of ARM. Before joining the company, he was Principal Engineer at Acorn Computers, where he worked on the ARM R&D programme. At ARM, he was Engineering Director and Chief Technical Officer from 1993; in October 2000, he was appointed Executive Vice President, Global Development and in October 2001, he was appointed to the board of directors as Chief Operating Officer.

Mike Inglis, age 44, Executive Vice President, Marketing and Director: Mike Inglis joined ARM as Executive Vice President, Marketing in June 2002, and was appointed to the board of directors in August that year. Before joining ARM, he led the U.K. Communications and High Technology team at A.T. Kearney Management Consultants and held a number of senior operational and strategic marketing positions at Motorola. He previously worked in marketing, design and consultancy with Texas Instruments, Fairchild Camera and Instruments and BIS Macintosh. He gained his initial industrial experience with GEC Telecommunications. He is a non-executive director of Superscape Group plc.

Mike Muller, age 45, Chief Technology Officer and Director: Mike Muller was one of the founders of ARM. Before joining the company, he was responsible for hardware strategy and the development of portable products at Acorn Computers. He was previously at Orbis Computers. At ARM he was Vice President, Marketing from 1992 to 1996 and Executive Vice President, Business Development until October 2000 when he was appointed Chief Technology Officer. In October 2001, he was appointed to the board of directors.

Peter Cawdron, age 61, Independent Non-Executive Director: Peter Cawdron joined the ARM board of directors in March 1998. From 1983 to 1997 he worked for Grand Metropolitan plc, where he served on the board as Group Strategy Development Director. He was previously Chief Financial Officer and a director of D’Arcy-MacManus & Masius Worldwide, Inc., and before that a member of the corporate finance team at S.G. Warburg & Co., Ltd. He qualified as a chartered accountant at Peat, Marwick, Mitchell & Co. in 1966. He is Chairman of Capital Radio plc and is a non-executive director of the following U.K. listed companies, Compass Group plc, The Capita Group plc, Christian Salvesen plc, Arla Foods U.K. plc, Punch Taverns plc and Johnston Press plc.

Doug Dunn, age 60, Independent Non-Executive Director: Doug Dunn joined the ARM board of directors in December 1998. He is President and Chief Executive Officer of ASM Lithography Holding N.V. Before joining ASML, he was Chairman and Chief Executive Officer of the Consumer Electronics Division of Royal Philips Electronics N.V. and a member of the board of directors. He was previously Managing Director of the Plessey and GEC Semiconductor divisions and held several engineering and management positions at Motorola. He was awarded an OBE in 1992. He is a non-executive director of ST Microelectronics N.V. and Sendo Holdings plc.

John Scarisbrick, age 51, Independent Non-Executive Director: John Scarisbrick joined ARM’s board of directors in August 2001. He is a venture partner at Vortex Partners LLP in Dallas, Texas. He worked for Texas Instruments in the United Kingdom, France and the United States for 25 years; he was most recently responsible for its $5 billion ASP business worldwide and had previously been President of Texas Instruments Europe (TI). Before joining TI, he worked in design roles at Rank Radio International and Marconi Space and Defence Systems. He is Chairman of Cambridge Positioning Systems Ltd; serves on the Technical Advisory Board of venture investor ViVentures; and is a director of Cambridge Silicon Radio plc, Intrinsity, a fabless semiconductor company, and of SonIM, the leading developer of 2.5/3G voice instant messaging applications.

Jeremy Scudamore, age 57, Independent Non-Executive Director: Jeremy Scudamore joined the ARM board of directors in April 2004. He is Chief Executive Officer of Avecia Group (formerly the specialty chemicals business of Zeneca) and previously held senior management positions both in the United Kingdom and overseas within Zeneca and ICI. He is a board member of the Chemical Industries Association and England’s North West Science Council and is also a member of the DTI Innovation and Growth Team for the Chemical Industry.

Mark R. Templeton, age 45, Artisan Director Nominee: Mark Templeton has served as President, Chief Executive Officer and a director of Artisan since April 1991 when he co-founded the company. From April 1990 to March 1991, Mr. Templeton was director of the Custom IC Design Group at Mentor Graphics Corporation, an electronic design automation company. From October 1984 to March 1990, he held various positions with Silicon Compilers Systems Corporation, an electronic design automation company, with his last position being Director of the Custom IC Design Group.

Lucio L. Lanza, age 60, Artisan Director Nominee: Lucio Lanza has served as a director of Artisan since March 1996 and was named chairman of the board of directors in November 1997. He is currently Managing Director of Lanza techVentures, an early stage venture capital and investment firm, which he founded in January 2001. Mr. Lanza joined U.S. Venture Partners, a venture capital firm, as a venture partner in 1990 and was a general partner of U.S. Venture Partners from November 1996 through December 2001. From 1990 to 1995, Mr. Lanza also served as an independent consultant to integrated circuit, communications and computer-aided design companies, including Cadence Design Systems, Inc., an electronic design automation company. Prior to 1990, he served as an executive with several electronic design automation and semiconductor companies, including Electronic Design Automation Systems, Inc., Daisy System Corp., Intel Corporation and Olivetti Corporation. Mr. Lanza also serves on the board of directors and as chairman of PDF Solutions, Inc., a provider of technologies to improve integrated circuit manufacturing yields. Mr. Lanza will be appointed to ARM’s nomination committee upon the completion of the merger.

Compensation of Executive Officers and Directors of ARM

The aggregate cash compensation, including salary, fees, bonuses and cash benefits, paid to ARM’s executive officers and directors as a group for the year ended December 31, 2003 was £1,289,000. This does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses) but includes amounts expended by ARM for automobiles made available to its officers and other benefits commonly reimbursed or paid by companies in the United Kingdom. The aggregate amount paid in the year ended December 31, 2003 to provide benefits in kind, including pension, retirement and similar benefits for ARM’s executive officers and directors as a group was £74,000. In the year ended December 31, 2003, a total of 3,960,176 options were granted to ARM’s executive officers and directors, at exercise prices ranging from £0.4375 to £0.5865 per share and expiration dates ranging from December 31, 2008 to January 31, 2010. ARM’s executive directors do not receive any additional compensation for their services as members of ARM’s board of directors but are reimbursed for their reasonable out of pocket expenses incurred in attending meetings of ARM’s board of directors.

Each executive officer of ARM participates in ARM’s Key Executive Bonus Scheme under which he may receive a bonus of up to 50% of the executive’s fixed salary if certain targets (determined by agreement between the executive and the Remuneration Committee) are exceeded.

Each executive director of ARM is also provided with the following benefits: a company car, a company mobile phone, permanent health insurance (sick pay insurance) in accordance with the permanent insurance scheme from time to time in force, premiums paid for by ARM for a private health insurance scheme for himself, his wife and his children under 21, the benefit of a liability insurance policy for acts and/or omissions in the performance of his duties, as well as a benefit payable by ARM of four times the annual salary in case of accidental death in service.

ARM’s articles of association require ARM’s board of the directors to determine the ordinary compensation of the directors except that such compensation may not exceed an aggregate of £250,000 per year or such larger amount as ARM may determine by ordinary resolution. The aggregate fee must be divided among the directors in such proportion and manner as the directors may agree, or failing agreement, equally. ARM’s board of directors may grant extra compensation to any director who holds any executive office, or who serves on any committee of the directors, or who performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director.

The cash and non-cash compensation of the executive directors of ARM were paid through its wholly owned subsidiary, ARM Limited, while the non-executive directors were paid through ARM and were as follows:

Director	Fees	Basic salary	Benefits**	Bonus payments	Subtotal	Pension contributions	Total 2003
Executive
Sir Robin Saxby	£—	£200,000	£11,710	£—	£211,710	£24,638	£236,348
Warren East	—	200,000	11,710	—	211,710	9,855	221,565
Tim Score	—	170,000	10,728	—	180,728	9,855	190,583
Tudor Brown	—	160,000	11,710	—	171,710	9,855	181,565
Mike Muller	—	160,000	11,710	—	171,710	9,855	181,565
Mike Inglis	—	160,000	11,710	—	171,710	9,855	181,565

Total	—	1,050,000	69,278	—	1,119,278	73,913	1,193,191

Non-executive
Peter Cawdron	24,000	—	—	—	24,000	—	24,000
Doug Dunn	24,000	—	—	—	24,000	—	24,000
John Scarisbrick	24,000	—	—	—	24,000	—	24,000
Lawrence Tesler (1)	24,000	—	—	—	24,000	—	24,000

Total	96,000	—	—	—	96,000	—	96,000

Total	£96,000	£1,050,000	£69,278	£—	£1,215,278	£73,913	£1,289,191

**	All the executive directors receive family health care and annual travel insurance as part of their benefits in kind. In addition, Mr. Score has the use of a company car and Sir Robin Saxby, Mr. East, Mr. Brown, Mr. Muller and Mr. Inglis receive a car allowance.

(1)	Lawrence Tesler retired from the board of directors at the ARM 2004 annual general meeting on April 26, 2004. Mr. Scudamore was appointed as a non-executive director of ARM immediately following the ARM annual general meeting on April 26, 2004.

All the executive directors are accruing benefits under a money purchase pension scheme as a result of their services to ARM, contributions for which were all paid during the year.

ARM has the right, on termination of employment, to require the executive directors to go on garden leave for periods of three to six months.

Mr. East elected to participate in the deferred bonus scheme for the year ended December 31, 2001 and deferred £12,680, equal to one-third of his bonus, for three years. Provided Mr. East remains with the ARM until December 31, 2004, the bonus payable on that date will be £25,360 representing an increase of 100% plus 6% interest per annum on the deferred amount. There are no other outstanding arrangements under this plan.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS OF ARM

Share Ownership and Option Information of Directors and Executive Officers

The following table sets forth the number and percent of ARM ordinary shares held by each executive officer, director and director nominee of ARM, and the grant date, exercise price, expiration date and number of ARM ordinary shares subject to options held by each such individual, as of November 16, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, to ARM’s knowledge the individuals named in the table have sole voting and investment power with respect to all ARM ordinary shares shown as beneficially owned by them. The number of shares outstanding includes the ARM ordinary shares underlying options held by such shareholder that are exercisable within 60 days of November 16, 2004. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Percentage of beneficial ownership is based on 1,026,292,514 ARM ordinary shares outstanding at November 16, 2004.

Name	Beneficial Ownership Number	Beneficial Ownership Percentage	Number of Shares Underlying Options(1)	Weighted Average Exercise Price (per Share)(1)	Exercise Prices and Expiration Dates	Long Term Incentive Plan Award Shares(2)
Tudor Brown	1,680,733	*	1,294,585	0.97	(3)	397,763(9)
Peter Cawdron	98,000	*	—	—	—	—
Doug Dunn	48,000	*	—	—	—	—
Warren East	401,978	*	1,657,114	1.04	(4)	497,203(10)
Mike Inglis	121,758	*	1,258,714	0.93	(5)	377,862(11)
Lucio L. Lanza	—	—	—	—	—	—
Mike Muller	2,072,484	*	1,255,779	0.95	(6)	377,862(12)
Sir Robin Saxby	21,528,060	2.10%	180,771	1.97	(7)	—
John Scarisbrick	10,800	*	—	—	—	—
Tim Score	10,000	*	1,331,190	0.96	(8)	410,185(13)
Jeremy Scudamore	55,000	*	—	—	—
Mark R. Templeton	—	—	—	—	—
All current directors, director nominees and senior management as a group (12 persons)	26,026,813	2.54%

*	Less than 1%
(1)	Adjusted to reflect five for one share split in ARM ordinary shares which took place in April 2000 and for the four for one share split in April 1999 where applicable.
(2)	Awards under the Long Term Incentive Plan will vest to the extent that certain performance criteria are satisfied and there has been sustained improvement in the underlying financial performance of ARM.
(3)	Options to subscribe for 3,157 shares of £3.0685 expire on December 31, 2004, options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 21,264 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011, options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 320,000 shares at £1.25 per share expire on January 29, 2011.
(4)

Options to subscribe for 131,520 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 15,771 shares at £0.5865 expire on December 31, 2006, options to subscribe for 8,480 shares at £1.224 per share expire on March 10, 2009, options to subscribe for 3,187 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 20,962 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 62,909 shares at £3.815 per share expire on May 21, 2008, options to subscribe for 100,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 914,285 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 400,000 shares at £1.25 per share expire on January 29, 2011.

(5)	Options to subscribe for 15,771 shares at £0.5865 expire on December 31, 2006, options to subscribe for 223,515 shares at £2.1475 per share expire on May 26, 2009, options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 288,000 shares at £1.25 per share expire on January 29, 2011.
(6)	Options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 3,736 shares at £6.155 per share expire on May 21, 2010, options to subscribe for 17,615 shares at £6.155 per share expire on May 21, 2007, options to subscribe for 2,091 shares at £3.35 per share expire on May 13, 2011 and options to subscribe for 22,909 shares at £3.35 per share expire on May 13, 2008, options to subscribe for 50,000 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 731,428 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 288,000 shares at £1.25 per share expire on January 29, 2011.
(7)	Options to subscribe for 15,771 shares at £0.5865 per share expire on December 31, 2006, options to subscribe for 140,000 shares at £1.224 per share expire on March 10, 2006, options to subscribe for 25,000 shares at £6.155 per share expire on May 21, 2007.
(8)	Options to subscribe for 27,152 shares at £0.5865 per share expire on December 31, 2008, options to subscribe for 206,896 shares at £2.465 per share expire on April 18, 2009, options to subscribe for 777,142 shares at £0.438 per share expire on January 29, 2010 and options to subscribe for 400,000 shares at £1.25 per share expire on January 29, 2011.
(9)	198,758 shares vest in January 2006. 199,005 shares vest in January 2007. See footnote (2) above.
(10)	248,447 shares vest in January 2006. 248,756 shares vest in January 2007. See footnote (2) above.
(11)	198,758 shares vest in January 2006. 179,104 shares vest in January 2007. See footnote (2) above.
(12)	198,758 shares vest in January 2006. 179,104 shares vest in January 2007. See footnote (2) above.
(13)	211,180 shares vest in January 2006. 199,005 shares vest in January 2007. See footnote (2) above.

Major Shareholders of ARM

The following table sets forth certain information as of November 16, 2004, with respect to each person who is known by the ARM to be the beneficial owner of more than 3% of ARM’s outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. As of November 16, 2004, the number of ARM’s ordinary shares held in the United States in the form of ordinary shares or ARM ADSs amounted to approximately 25.08% of ARM’s total outstanding share capital. There were 40 holders of record of ARM shares in the United States as of November 16, 2004. ARM believes that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shareholders listed below have the same voting rights as ARM’s other shareholders. As far as ARM is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

Name of Beneficial Owner	Shares Beneficially Owned (Number)	Percent
The Capital Group Companies, Inc. 333 South Hope Street, Los Angeles, California 90071	134,586,797	13.11%

Deutsche Bank AG London 33 Great Winchester Street, London EC2P 2AX, United Kingdom	51,667,092	5.03

Threadneedle Asset Management Limited 60 St. Mary Axe, London EC3A 8JQ, United Kingdom	43,629,299	4.25

Janus Capital Group 151 Detroit Street, Denver, Colorado 80206	43,055,017	4.20

Morgan Stanley Securities Limited 25 Cabot Square, Canary Wharf, London E144 QA, United Kingdom	41,170,301	4.01

Legal & General Investment Management Bucklersbury House, 3 Queen Victoria Street, London EC4N8NH, United Kingdom	38,763,581	3.78

Related Party Transactions of ARM

During 2003, ARM invested a further £1,152,000 in Superscape Group plc, a company in which Mike Inglis is a non-executive director. Additionally during 2003, ARM purchased a license for £500,000 from Superscape plc and made cross-license payments of £453,000 to Superscape Group plc. Of these cross-license payments, £392,000 was owed to Superscape Group plc at December 31, 2003.

MAJOR STOCKHOLDERS OF ARTISAN

The following table sets forth certain information regarding the beneficial ownership of common stock of Artisan as of November 10, 2004 as to each person who is known by Artisan to own beneficially more than 5% of its outstanding shares of common stock, each director of Artisan, each of Artisan’s executive officers, and all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days after November 10, 2004 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to the table below and pursuant to applicable community property laws, to Artisan’s knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of ownership is based on 24,064,471 shares of common stock outstanding as of November 10, 2004. Unless otherwise indicated in the table below, the address of each of the individuals named below is: c/o Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Options Included in Beneficial Ownership	Percentage Owned
Wells Fargo & Company (1) 420 Montgomery Street, San Francisco, California 94104	2,373,640	—	9.9%
Arbor Capital Management, LLC (2) One Financial Plaza, 120 South Sixth Street, Suite 1000 Minneapolis, Minnesota 55402	1,207,400	—	5.0%
Mark R. Templeton	796,338	77,812	3.3%
Scott T. Becker (3)	275,935	70,765	1.1%
Joy E. Leo	263,697	258,437	1.1%
Harry L. Dickinson (4)	231,399	215,329	*
Edward M. Boule	122,409	116,333	*
Neal J. Carney	129,578	125,829	*
J. Callan Carpenter	74,375	72,375	*
Brent N. Dichter (5)	114,574	101,998	*
Dhrumil J. Gandhi (6)	381,762	129,684	1.6%
Keith Hopkins	43,170	42,500	*
Lucio L. Lanza	97,795	77,601	*
Leon Malmed	38,726	38,726	*
Morio Kurosaki	35,848	10,848	*
R. Stephen Heinrichs	30,052	30,052	*
Robert P. Latta	20,520	20,520	*
All directors and executive officers as a group (15 persons)	2,656,178	1,338,809	10.5%

*	Less than 1%

(1)	Based solely upon Schedule 13G filed by Wells Fargo & Company on February 10, 2004. The shares are held through the following subsidiaries of Wells Fargo & Company: Peregrine Capital Management Incorporated, Wells Capital Management Incorporated, Wells Fargo Bank, National Association, Wells Fargo Bank Minnesota, National Association, Wells Fargo Funds Management, LLC and Wells Fargo Private Investments Advisors, LLC.

(2)	Based solely on the Schedule 13G filed by Arbor Capital Management, LLC (“ACM”) on February 5, 2004. Mr. Rick D. Leggott is CEO of ACM and beneficially owns a controlling percentage of its outstanding voting securities. As such, Mr. Leggott could be deemed to have voting and/or investment power with respect to the shares beneficially owned by ACM.

(3)	Includes 182,962 shares held by the Scott T. Becker Living Trust, dated October 18, 2001, and 11,948 shares of common stock held by his wife, Jacklin K. Becker. Mr. Becker may be deemed to share voting and investment powers over the shares held in trust.

(4)	Includes 10,000 shares held by the Dickinson Family Trust. The beneficiaries of the trust are Mr. Dickinson’s wife and children and Mr. Dickinson may be deemed to have voting and investment powers over the shares held in trust.

(5)	Includes 1,000 shares held by the Nelson Dichter UGMA Trust and 500 shares held by the Mitchell Dichter UGMA Trust. The beneficiaries of the trusts are Mr. Dichter’s sons and Mr. Dichter may be deemed to have voting and investment powers over the shares held in trust.

(6)	Includes 225,141 shares held by the Gandhi Family Trust and 25,700 shares held by the Gandhi Children’s Trust. Mr. Gandhi may be deemed to share voting and investment power over the shares held by these trusts.

COMPARATIVE MARKET PRICE AND DIVIDEND DATA

ARM ordinary shares are principally listed and traded on the London Stock Exchange under the symbol “ARM” and, since 1998, ARM ADSs trade on the Nasdaq National Market under the symbol “ARMHY”. Artisan common stock is listed and principally traded on the Nasdaq National Market under the symbol “ARTI.” The following tables set forth, for the periods indicated, the high and low closing sales prices of ARM ordinary shares on the London Stock Exchange and the reported high and low closing sales prices of ARM ADSs and Artisan common stock on the Nasdaq National Market.

	ARM Ordinary Shares			ARM ADSs			Artisan Common Stock
	Market Price			Market Price
	High	Low	Dividends	High	Low	Dividends	High	Low	Dividends
2004
First Quarter	£1.45	£1.09	£0.006	$7.80	$6.00	£0.018	$23.65	$17.52	$—
Second Quarter	1.28	1.04	—	9.03	$5.48	—	26.29	21.49	—
Third Quarter (to September 22, 2004)	1.18	0.79	£0.0028	6.40	4.27	£0.0084	29.15	21.89	—
2003
First Quarter	0.57	0.44	—	2.77	2.25	—	19.65	14.01	—
Second Quarter	0.84	0.50	—	4.15	2.43	—	25.51	16.47	—
Third Quarter	1.18	0.67	—	5.73	3.50	—	24.62	16.80	—
Fourth Quarter	1.36	1.01	—	6.94	5.12	—	22.13	16.07	—
2002
First Quarter	3.86	2.64	—	17.10	11.62	—	17.95	12.05	—
Second Quarter	2.84	1.34	—	12.52	5.93	—	16.15	8.84	—
Third Quarter	1.86	1.17	—	8.68	5.47	—	9.80	7.35	—
Fourth Quarter	1.26	0.41	—	6.34	1.96	—	22.15	7.68	—
Monthly Prices
March 2004	1.27	1.09	—	7.06	5.88	—	22.29	17.52	—
April 2004	1.28	1.17	—	7.03	6.16	—	23.82	21.49	—
May 2004	1.19	1.03	—	6.39	5.48	—	25.26	23.51	—
June 2004	1.25	1.16	—	6.96	6.35	—	26.29	23.99	—
July 2004	1.18	1.02	—	6.40	5.63	—	25.23	21.95	—
August 2004	1.04	0.79	—	5.82	4.32	—	28.00	21.89	—
September 2004	0.90	0.79	—	4.81	4.27	—	29.50	27.12	—
October 2004	0.97	0.85	—	5.35	4.50	—	32.34	28.80	—
November 2004 (to November 16, 2004)	1.04	0.98	—	5.80	5.33	—	34.50	32.40	—

Artisan stockholders are urged to obtain current market quotations for ARM ordinary shares, ARM ADSs and shares of Artisan common stock in deciding whether to vote for the merger.

On August 20, 2004, the last full trading day before the announcement of the proposed merger, the closing sales price per ARM ordinary share on the London Stock Exchange was 100.5 pence and the closing sales price per ARM ADS on the Nasdaq National Market was $5.51. On August 20, 2004, the closing sales price per Artisan common stock on the Nasdaq National Market was $23.88. On November 16, 2004, the most recent practicable date prior to the submission of this document to the SEC, the reported closing sales price per ARM ordinary share on the London Stock Exchange was 102 pence, the reported closing sales prices per ARM ADS on the Nasdaq National Market was $5.68 and the reported closing sales price per Artisan common share was $34.06.

ARM’s board of directors has adopted a progressive dividend policy which will take into account both the opportunity for continued investment in the business going forward and the underlying operational performance of the combined company. Artisan has not paid cash dividends on its common stock and has no intention currently to do so in the future.

DESCRIPTION OF ARM ORDINARY SHARES

General

The following information is a summary of the material terms of the ARM ordinary shares as specified in ARM’s articles of association as presently in effect and, where described below, in certain amendments to ARM’s articles of association proposed for adoption at the ARM extraordinary general meeting which would take effect as of the effective time of the merger. The following summary does not purport to be complete and is qualified in its entirety by reference to ARM’s memorandum of association and ARM’s articles of association, copies of which have been filed as exhibits to ARM’s Annual Report on Form 20-F for the period ended December 31, 2003 which is incorporated herein by reference. See also “Description of ARM American Depositary Shares” and “Comparison of Rights of Artisan Stockholders and ARM Shareholders.”

Unless an Artisan stockholder elects to receive ARM ADSs, the stock portion of the merger consideration issued in exchange for Artisan common stock pursuant to the merger will be delivered in the form of ARM ordinary shares. The deposit agreement among The Bank of New York, as depositary, ARM and each ADS holder from time to time will govern the rights of holders of ARM ADSs as described in the “Description of ARM American Depositary Shares.” Artisan stockholders should be aware that these rights are different from the rights of the owners of ARM ordinary shares. Prior to the effective time of the merger, ARM and the depositary will endeavor to amend the deposit agreement with effect from the date of closing of the merger, as necessary to reflect the changes to the rights of holders of ARM ADRs contemplated by the proposal to amend ARM’s articles of association if such proposal, and the resolutions approving the merger and related matters, are approved by ARM shareholders as further described in “The ARM Extraordinary General Meeting—Resolutions Proposed.”

Share Capital

ARM’s share capital at December 31, 2003 (the date of the most recent balance sheet incorporated by reference into this document) was £511,672.83, represented by 1,023,345,650 ordinary shares of 0.05p each. ARM’s share capital at November 16, 2004, the latest practicable date before the submission of this document to the SEC, was £513,146.26 represented by 1,026,292,514 ordinary shares of 0.05p each. All of the existing issued ARM ordinary shares are fully paid.

ARM ordinary shares are represented in certificated form and also in uncertificated form under CREST. CREST is an electronic settlement system in the United Kingdom which enables ARM ordinary shares to be evidenced otherwise than by a physical certificate and transferred electronically rather than by delivery of a physical certificate. ARM ordinary shares (i) may be represented by certificates in registered form issued (subject to the terms of issue of such shares) following allotment or receipt of the form of transfer bearing the appropriate stamp duty by ARM’s registrars, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom or (ii) may be in uncertificated form with the relevant CREST member account being credited with the ARM ordinary shares allotted or transferred. ARM ADS holders shall have the same rights in respect of the ARM ordinary shares represented by their ADSs, irrespective of whether those ARM ordinary shares are in registered or uncertificated form. Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer ARM ordinary shares in the same manner and subject to the same terms as United Kingdom residents or nationals.

At November 16, 2004, the number of ARM shares held in the United States in the form of ARM ordinary shares or ARM ADSs amounted to approximately 25.08% of ARM’s total outstanding share capital.

At the ARM extraordinary general meeting to be held on December 23, 2004, shareholders of ARM will, in addition to voting with respect to approval of the merger and certain other matters, vote on proposals to increase the authorized share capital of ARM to £1,100,000 from £790,000. The approval of the foregoing proposal is required as a condition to the merger. See “The ARM Extraordinary General Meeting.”

The share capital of ARM at the close of business on November 16, 2004, the latest practicable date before submission of this document to the SEC, was and, immediately following completion of the merger, will be as follows:

	Authorized		Issued and Fully paid
	Number	Amount	Number	Amount
		(£)		(£)
Before the Merger
ARM Ordinary	1,580,000,000	790,000	1,026,292,514	513,146.26
Shares of 0.05p each

After the Merger
ARM Ordinary	2,200,000,000	1,100,000	1,381,617,279	690,808.64
Shares of 0.05p each

*	The table above assumes that during the period between November 16, 2004 and the effective time of the merger, (i) no new ARM ordinary shares are issued, (ii) no new shares of Artisan common stock are issued other than to satisfy the exercise of options under the Artisan stock plans and (iii) that all vested options under the Artisan stock plans are exercised in full, resulting in the issue of up to 35,901,021 new ARM ordinary shares in connection with the merger, based on the closing price on the Nasdaq National Market of an ARM ADS on November 16, 2004.

As of November 16, 2004, the latest practicable date before submission of this document to the SEC, options and awards were outstanding for 79,637,401 ARM ordinary shares under the ARM share plans.

Other than in connection with the merger and the exercise of options under the ARM share plans, ARM’s board of directors has no present intention to allot any additional ARM ordinary shares.

Shareholder Meetings

An annual general meeting of shareholders must be held once in every year (within a period of not more than 15 months after the holding of the prior annual general meeting). ARM’s board of directors may convene an extraordinary general meeting of shareholders whenever they think fit or where they are requisitioned to do so by ARM shareholders in accordance with the U.K. Companies Act 1985. General meetings may be held at such time and place as may be determined by the board of directors. An annual general meeting may be convened on at least 21 days’ written notice to shareholders entitled to receive notices. Most extraordinary general meetings may be convened on at least 14 days’ written notice, but extraordinary general meetings at which it is proposed to pass certain types of special resolutions must be convened on at least 21 days’ written notice. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day upon which the meeting is to be held. ARM may determine that only those persons entered on the register at the close of business on a day determined by ARM, such day being no more than 21 days before the day the notice of the meeting is sent, shall be entitled to receive such a notice. Three shareholders must be present in person or by proxy and entitled to vote to constitute a quorum for all purposes at general meetings.

Voting Rights

Subject to disenfranchisement in the event of (i) non-payment of any call or sum due and payable in respect of any ARM ordinary share or (ii) a shareholder, or other person interested in ARM ordinary shares held by a shareholder, being in default for a period of 14 days of a notice requiring them to supply ARM with information under Section 212 of the U.K. Companies Act 1985, on a show of hands every shareholder who is present in person has one vote and, on a poll, every shareholder present in person or by proxy or by representative, has one vote for every ARM ordinary share of which he is a holder. In the case of joint holders of ARM ordinary shares, the vote of the person whose name stands first in the share register in respect of the shares who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders.

Upon passing of the proposal to amend ARM’s articles of association, proxies appointed by certain depositaries (including The Bank of New York as depositary) will be able to vote on a show of hands upon having been validly appointed for the relevant meeting. Voting at any general meeting is by a show of hands unless a poll is demanded. Following the passing of the proposal to amend ARM’s articles of association, a poll will be always required for any special or extraordinary resolution which is proposed. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting or (iv) any shareholder or shareholders present in person or by proxy and holding shares in ARM conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of shares who hold through a nominee, such as a holder of an ARM ADS, may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. Upon passing of the proposal to approve the amendment of ARM’s articles of association as contained herein, a nominee such as a depositary will be able to appoint any ADS holder as its proxy in respect of the ADS holders’ underlying ARM ordinary shares. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll unless such person has been appointed as the nominee’s proxy with respect to the relevant meeting.

Unless a special or extraordinary resolution is required by law or the articles of association (see below), voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares), in the case of a vote by show of hands, requires the affirmative vote of a majority of the shareholders present in person, or a majority of the votes actually cast by those present in person or by proxy and entitled to vote on the ordinary resolution. A special resolution (e.g. a resolution amending the memorandum of association or articles of association, changing the name of ARM or disapplying statutory pre-emption rights which would otherwise apply to any allotment of equity securities) or an extraordinary resolution (e.g. modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning a liquidation) requires the affirmative vote of not less than three-fourths of the shareholders present in person in the case of a show of hands or in the case of a vote by poll at least three-fourths of the votes actually cast on the resolution by those present in person or by proxy and entitled to vote. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote in addition to any other vote he may have.

ARM’s articles of association are intended to be amended to provide that holders of ARM ADSs will be entitled to attend, speak and vote, on a poll or show of hands, at any general meeting of ARM by The Bank of New York, as the depositary, as proxies in respect of the underlying ARM ordinary shares represented by their ARM ADSs. Each such proxy may also appoint a substitute proxy. Alternatively, holders of ARM ADSs are entitled to vote on a poll by supplying their voting instructions to the depositary, who will vote the ARM ordinary shares underlying their ARM ADSs on their behalf. See “Comparison of Rights of Artisan Stockholders and ARM Shareholders—Voting Rights.”

Dividends and Unclaimed Dividends

ARM shareholders may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors the profits of ARM justify such payments, the directors may also from time to time pay interim dividends of such amounts and on such dates and in respect of such periods as they think fit. The directors may also pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof. Subject to the extent that rights attached to any shares or the terms of issue thereof provide otherwise, all dividends shall be apportioned and paid proportionately to the amounts paid up during any portion or portions of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls shall be treated as paid on the share. Dividends may be paid in such currency as ARM’s board of directors may decide; however, ARM intends to pay cash dividends denominated in pounds sterling.

No dividend shall be paid otherwise than out of profits available for distribution (determined in accordance with the provisions of the U.K. Companies Act 1985). No dividend or other moneys payable on or in respect of a share shall bear interest as against ARM. Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to ARM. With the sanction of an ordinary resolution and the recommendation of ARM’s board of directors, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company. ARM’s board of directors may, if authorized by an ordinary resolution, offer a scrip dividend to ordinary shareholders. For information regarding the taxation of dividends under U.S. and U.K. tax laws, see “Material Tax Consequences.”

Winding Up

If ARM shall be wound up, the liquidator may, with the authority of an extraordinary resolution of ARM shareholders: (i) divide amongst the members in specie or in kind the whole or any part of the assets of ARM (whether they shall consist of property of the same kind or not) and, for that purpose, set such value as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; or (ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit; but no member shall be compelled to accept any shares or other property in respect of which there is a liability.

Issues of Shares and Pre-emptive Rights

Without prejudice to any special rights previously conferred on the holders of any issued shares or class of shares, any share in ARM may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of shareholders may determine (or, in the absence of any such determination, as the board of directors may determine). ARM may issue redeemable shares provided that there are shares outstanding at the time which are not redeemable at the relevant time.

Transfer of Shares

Any holder of ARM ordinary shares which are in certificated form may transfer in writing all or any of such holder’s shares in any usual or common form or in any other form which the directors may approve and may be made by hand only. The instrument of transfer of a share which is in certificated form shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares which are in certificated form) by or on behalf of the transferee. All instruments of transfer which are registered may be retained by ARM.

All transfers of shares which are in uncertificated form may be effected by means of the CREST settlement system.

The directors may in their absolute discretion and without assigning any reason therefore refuse to register any transfer of shares (not being fully-paid shares) which are in certificated form provided that, where such shares are admitted to the Official List maintained by the U.K. Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class on a proper and open basis. The directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of shares which are in certificated form unless the instrument of transfer is both (i) in respect of only one class of shares, and (ii) lodged at the transfer office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may from time to time determine and either generally or in respect of any class of shares, except that, in the case of shares held in the CREST settlement system, the registration of transfers shall not be suspended without the consent of CRESTCo Limited, the operator of the CREST settlement system.

Disclosure of Interests in Shares

Section 212 of the U.K. Companies Act 1985 gives ARM the power by written notice to require a person whom ARM knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in its voting shares to confirm that fact or to indicate whether or not that is the case and, where such person holds or during the relevant time had held an interest in such shares, to give such further information as may be required relating to such interest and any other interest in the shares of which such person is aware.

Where any such notice is served by a company under the foregoing provisions on a person who is or was interested in shares of ARM and that person fails to give ARM any information required by the notice within the time specified in the notice, ARM may apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of the voting rights in respect of such shares, the taking up of rights in respect of such shares and, other than in liquidation, payments in respect of such shares. In this context, the term “interest” is widely defined and will generally include an interest of any kind whatsoever in voting shares, including the interest of a holder of an ARM ADS. A person who fails to fulfill the obligation imposed by Section 212 of the U.K. Companies Act 1985 described above is subject to criminal penalties.

Restrictions on Voting

No shareholder shall, unless the directors otherwise determine, be entitled in respect of any share held by him to vote either personally or as a proxy if any call or other sum payable by him to ARM in respect of that share remains unpaid.

If a shareholder, or a person appearing to be interested in shares held by such shareholder, has been duly served with a notice under Section 212 of the U.K. Companies Act 1985 (as described above) and is in default for a period of 14 days in supplying to ARM the information thereby required, then (unless the directors otherwise determine) the shareholder shall not (for so long as the default continues) nor shall any transferee to whom any such shares are transferred (other than pursuant to an approved transfer (as defined in ARM’s articles of association) or pursuant to the paragraph below), be entitled to attend or vote either personally or by proxy at a shareholders’ meeting or exercise any other right conferred by membership in relation to shareholders’ meetings in respect of the shares in relation to which the default occurred, referred to as “default shares,” or any other shares held by the shareholder.

Where the default shares represent 0.25% or more of the issued shares of the class in question, the directors may by notice to the shareholder direct that any dividend or other money which would otherwise be payable on the default shares shall be retained by ARM without liability to pay interest and the shareholder shall not be entitled to elect to receive shares in lieu of dividends and/or that no transfer of any of the shares held by the shareholder shall be registered unless the transfer is an approved transfer or the shareholder is not himself in default in supplying the information required and the transfer is of part only of the shareholder’s holdings and is accompanied by a certificate given by the shareholder in a form satisfactory to the directors to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares which are the subject of the transfer are default shares. In the case of shares in uncertificated form, the directors may only exercise their discretion not to register a transfer if permitted to do so under the U.K. Uncertificated Securities Regulations 2001. Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provisions for the former and the latter.

Alteration of Share Capital

ARM may by ordinary resolution of its shareholders:

•	increase its share capital by the creation of new shares of such amount as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the shares so canceled;

•	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association so that the resolution in question may determine that one or more of the shares in question may have preferred, deferred or other special rights, or be subject to restrictions, as ARM has power to attach to unissued or new shares; and

•	subject to provisions of the U.K. Companies Act 1985:

•	by extraordinary resolution, purchase all or any of its shares of any class; and

•	by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way.

Registrar

The registrars of ARM are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom.

DESCRIPTION OF ARM AMERICAN DEPOSITARY SHARES

General

If an Artisan stockholder receives ARM ADSs in the merger, The Bank of New York, as depositary, will deliver ARM ADSs. The ARM ADSs are evidenced by American Depositary Receipts, or ADRs. Each ADR is a certificate and can evidence any number of ARM ADSs. Each ARM ADS represents an ownership interest in three ARM ordinary shares (or the right to receive three ARM ordinary shares), deposited with the London, United Kingdom office of The Bank of New York, as custodian, and any other securities, cash or other property deposited with The Bank of New York in respect of those ARM ordinary shares but not distributed to ADR holders. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York, New York 10286.

Artisan stockholders may prefer to hold ADSs instead of ARM ordinary shares because ARM ADSs are quoted on the Nasdaq National Market. ARM ordinary shares are not quoted on the Nasdaq National Market but trade instead on the London Stock Exchange. Trading of ARM ordinary shares in the United Kingdom is subject to U.K. stamp duty, but no U.K. stamp duty arises in respect of trading of ARM ADSs in the United States. However, the rights of a holder of ARM ADSs will in some cases be different from the rights of a holder of ARM ordinary shares.

A shareholder may hold ARM ADSs either directly by having an ADR registered in the shareholder’s name or indirectly through a broker or other financial institution. If a shareholder holds ARM ADSs directly, the shareholder is an ADR holder. This description assumes a shareholder holds ADSs directly. If a shareholder holds ARM ADSs indirectly through a broker or other nominee, the shareholder must rely on the procedures of the broker or other nominee to assert the rights of ARM ADS holders described in this section. Artisan stockholders should consult with their brokers or nominees to find out what those procedures are.

Because The Bank of New York will actually hold the ARM ordinary shares that are represented by the ARM ADSs, ARM ADS holders must rely on The Bank of New York for all rights relating to the ARM ordinary shares. The obligations of The Bank of New York are set out in a deposit agreement among ARM, The Bank of New York and ARM ADS holders. The deposit agreement and the ARM ADSs are generally governed by New York law. The ARM ordinary shares are generally governed by the laws of England and Wales.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to Artisan stockholders. For more complete information, Artisan stockholders should read the entire deposit agreement. Copies of the deposit agreement are available for inspection at the corporate trust office of The Bank of New York.

Share Dividends and Other Distributions

Where applicable, The Bank of New York has agreed to distribute the cash dividends, cash distributions or other distributions it receives on ARM ordinary shares, including other deposited securities, after deducting its fees and expenses. ARM ADS holders receive these distributions in proportion to the number of ARM ordinary shares the ARM ADSs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution ARM pays on its ordinary shares in pounds sterling as promptly as practicable into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, and distribute the amounts received to the holders of the ARM ADSs. If that is not possible, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the pounds sterling only to those

ARM ADS holders to whom it is possible to do so. The Bank of New York will hold the currency it cannot convert uninvested and without liability for interest thereon for the respective accounts of the ARM ADS holders entitled to receive the same. The Bank of New York will not be able to effect such distribution if foreign exchange controls prevent it from doing so. While ARM does not know of any current controls on U.S. dollars or pounds sterling, the deposit agreement provides for the possibility of future foreign exchange controls that could, if ever implemented, render The Bank of New York, as ARM’s depositary, unable to make dollar distributions. It will hold the pounds sterling it cannot convert for the account of the ARM ADS holders who have not been paid. It will not invest the pounds sterling, and it will not be liable for any interest.

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable law. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the pounds sterling, the ARM ADS holder may lose some or all of the value of the distribution.

ARM Ordinary Shares. The Bank of New York may, with ARM’s approval, and will, if ARM requests, distribute additional ADSs, in proportion to the number of ARM ordinary shares the ARM ADSs represent, representing any ARM ordinary shares ARM distributes as a dividend or free distribution. The Bank of New York will only distribute whole ADSs. It will sell ARM ordinary shares which would require it to deliver a fractional ARM ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ARM ADSs, each ADS will also represent the new ARM ordinary shares.

Rights to Receive Additional Shares. If ARM offers holders of ARM ADSs any rights to subscribe for additional ARM ordinary shares or any other rights, The Bank of New York may, after consultation with ARM, make these rights available to ARM ADS holders and The Bank of New York may establish the procedure for making such rights available. The Bank of New York, after consultation with ARM, has discretion under the deposit agreement to sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York may also allow rights that are not distributed or sold to lapse. In that case, ARM ADS holders will receive no value for them. The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution of rights available to any ARM ADS holders.

After consultation with ARM, if The Bank of New York makes rights available to ARM ADS holders, upon instruction from a specified ADS holder it will exercise the rights and purchase the ARM ordinary shares on the ARM ADS holder’s behalf. The Bank of New York will then deposit the ARM ordinary shares and deliver ARM ADSs to the ADS holder. It will exercise rights only if the ARM ADS holder pays it the exercise price and any other fees or charges the rights require ARM ADS holder to pay.

An ARM ADS holder may request to receive a right not made available by The Bank of New York, but The Bank of New York will only make such right available as a warrant or other instrument if ARM states, in writing, that it will permit such right to be exercised and the ARM ADS holder executes documents specified by ARM.

U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ARM ADSs issued after exercise of rights. For example, the ADS holder may not be able to trade the ARM ADSs freely in the United States. In this case, The Bank of New York may deliver restricted ARM ADSs that have the same terms as described here, except for any changes needed to put the restrictions in place.

Other Distributions. The Bank of New York, after consultation with ARM, will send to the ARM ADS holder anything else ARM distributes on deposited securities by any means it thinks is legal, equitable and practical, in proportion to the number of ARM ordinary shares the ARM ADSs represent. If it cannot make the distribution in that way, The Bank of New York, after consultation with ARM, has a choice. It may decide to sell what ARM distributed and distribute the net proceeds in the same way as it does with cash. Alternatively, it may decide to hold what ARM distributed, in which case ARM ADSs will also represent the newly distributed property.

ARM believes it would be illegal to make distributions to ARM ADS holders of cash where any applicable foreign currency control would prohibit it. Similarly, share or rights distributions would be illegal if the underlying securities were not registered or being offered pursuant to an available exemption from registration requirements. A distribution would be impractical if ARM did not give timely or sufficient notice to The Bank of New York or if the costs of the distribution were greater than the value of the distribution.

ARM has no obligation under the deposit agreement to register ARM ADSs, ARM ordinary shares, rights or other securities under the Securities Act. ARM, in some cases, has no obligation under the deposit agreement to take any other action to permit the distribution of ARM ADSs, shares, rights or anything else to ARM ADS holders. This means ARM ADS holders may not receive the distributions ARM makes on its ordinary shares or any value for them if it is illegal or impractical for ARM to make them available to ADS holders.

Deposit and Withdrawal

The Bank of New York will execute and deliver ADRs if ARM ADS holders or their brokers deposit with the custodian shares or evidence of rights to receive ARM ordinary shares and any additional certifications or assignments required by The Bank of New York. Deposit of ARM ordinary shares with The Bank of New York will be subject to an SDRT charge of 1.5% of the value of the securities. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names the holder requests and will deliver the ADRs at its corporate trust office to the persons the depositor requests.

Holders may turn in their ADRs at The Bank of New York’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will deliver, at the office of the custodian, to ARM ADS holders or upon their written order, the amount of deposited securities represented by the surrendered ARM ADSs. Or, at the ARM ADS holders’ request, risk and expense, The Bank of New York will deliver the deposited securities at its corporate trust office. The Bank of New York may deliver any dividends, distributions, proceeds of sale of any dividends and distributions of rights at its corporate trust office.

Voting Rights

Holders may instruct The Bank of New York to vote the ARM ordinary shares underlying their ARM ADSs. Holders will not be able to directly exercise their rights to vote the ARM ordinary shares underlying ARM ADSs unless they withdraw the underlying ARM ordinary shares. However, ARM ADS holders may not know about the meeting far enough in advance to withdraw the shares.

If instructed in writing by ARM, The Bank of New York will notify ARM ADS holders of the upcoming vote and arrange to deliver voting materials to them. The materials will describe the matters to be voted on. The materials will also explain how ADS holders, if they hold ADSs as of a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying the ARM ADSs as directed.

For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to English law and the provisions of ARM’s memorandum of association and ARM’s articles of association, to vote or to have its agents vote the ARM ordinary shares or other deposited securities as holders instruct. The Bank of New York will only vote or attempt to vote as instructed; provided, however, that if The Bank of New York does not receive voting instructions on or before the date specified, ARM ADS holders will be deemed to have instructed The Bank of New York to give a discretionary proxy to a person designated by ARM and it will give a discretionary proxy to that person to vote the deposited securities.

ARM cannot assure ARM ADS holders that they will receive the voting materials in time to ensure that they can instruct The Bank of New York to vote ARM ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ARM ADS holders may not be able to exercise their rights to vote and there may be nothing ARM ADS holders can do if ARM ordinary shares are not voted as requested.

Fees and Expenses

ADS holders must pay:	For:
$5.00 (or less) per 100 ARM ADSs (or portion thereof)	• Each issuance of ARM ADSs, including as a result of a distribution of shares or rights or other property

• Each cancellation of ARM ADSs for the purposes of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ARM ADS (or portion thereof)	• Any cash distribution

Registration or transfer fees	• Transfer and registration of ARM ordinary shares on the share register to or from the name of The Bank of New York or its agent upon deposit or withdrawal of shares

Expenses of The Bank of New York	• Conversion of foreign currency to U.S. dollars

• Cable, telex and facsimile transmission expenses (if expressly provided in the deposit agreement)

Taxes and other governmental charges that The Bank of New York or the custodian has to pay on any ARM ADS or share underlying an ARM ADS; for example, share transfer taxes, stamp duty or withholding taxes	• As necessary

A fee equivalent to the fee that would be payable if securities distributed to holders had been ARM ordinary shares and the ARM ordinary shares deposited for issuance of ARM ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to the ARM ADS holders

Payment of Taxes

Holders will be responsible for any taxes or other governmental charges payable on their ARM ADSs or on the deposited securities underlying their ARM ADSs. The Bank of New York may refuse to transfer holders’ ARM ADSs or to allow ARM ADS holders to withdraw the deposited securities underlying their ARM ADSs until such payments are made or it may deduct the amounts of taxes owed from any payments to ARM ADS holders or withhold dividends or distributions, or may sell deposited securities to pay any taxes owed. ARM ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ARM ADSs to reflect the sale and will pay to ARM ADS holders any proceeds, or it will send to them any property remaining after it has paid the taxes or other governmental charges.

Reclassifications, Recapitalizations and Mergers

If ARM:	Then:
• Changes the nominal or par value of its shares • Reclassifies, splits up or consolidates any of the deposited securities; or • Recapitalizes, reorganizes, merges or sells its assets	The securities received by The Bank of New York will become deposited securities. Each ARM ADS will automatically represent its equal share of the new deposited securities.
Alternatively, it may with ARM’s approval, and will if ARM asks it to, deliver additional ARM ADSs or ask ARM ADS holders to surrender their outstanding ADRs in exchange for new ARM ADSs identifying the new deposited securities.

In any case, The Bank of New York shall immediately give ARM ADS holders notice of such occurrence.

Reports and Other Communications

The Bank of New York will make available for inspection at its corporate trust office any reports and communications, including any proxy soliciting material, received from ARM which are both received by The Bank of New York as the holder of the deposited securities and generally made available by ARM to the holders of ARM ordinary shares. The Bank of New York will also mail to all record holders of ARM ADSs, upon written request from ARM, any annual or quarterly reports received by The Bank of New York and notice of any action by ARM with respect to any cash or other distribution.

The Bank of New York will keep transfer books with respect to the ARM ADSs which at all reasonable times will be open for inspection by holders of ARM ADSs, provided that such inspection will not be for the purpose of communicating with holders of ARM ADSs in the interest of a business or object other than ARM’s business or a matter related to the ARM ADSs.

Amendment and Termination

ARM and The Bank of New York may agree to amend the deposit agreement and the ARM ADSs for any reason without the consent of ARM ADS holders. If the amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other similar expenses of The Bank of New York, or prejudices an important existing right of ARM ADS holders, it will become effective only 30 days after The Bank of New York notifies the outstanding holders of ARM ADSs of the amendment. At the time an amendment becomes effective, ARM ADS holders are considered, by continuing to hold ARM ADSs, to agree to the amendment and to be bound by the ARM ADSs and the deposit agreement as amended.

No amendment will be adopted that impairs the right to surrender an ARM ADS and receive ARM ordinary shares, unless the amendment is necessary to comply with mandatory provisions of applicable law.

The Bank of New York will terminate the deposit agreement if ARM asks it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told ARM that it would like to resign and ARM has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify ARM ADS holders at least 90 days before termination becomes effective.

If, after the termination, any ARM ADSs remain outstanding, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	sell rights as provided in the deposit agreement;

•	collect dividends and distributions on the deposited securities; and

•	deliver shares and other deposited securities upon cancellation of ARM ADSs.

One year after termination, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ARM ADS holders that have not surrendered their ARM ADSs. The Bank of New York will not invest this money and has no liability for interest that may accrue on such funds.

Limitations on Obligations and Liability to ARM ADS Holders

The deposit agreement expressly limits ARM’s obligations and the obligations of The Bank of New York. It also limits ARM’s liability and the liability of The Bank of New York. ARM and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	have no obligation to appear in, prosecute or defend any action, lawsuit or other proceeding related to the ARM ADSs or the agreement on behalf of ARM ADS holders or on behalf of any other party, unless satisfactory indemnity is provided;

•	are not liable for any action or non action based upon reliance upon advice or information from legal counsel, accountants, holders of an ARM ADS or any other person believed, in good faith, to be competent to give such advice or information;

•	are not liable if either party is prevented or delayed by law, regulation, ARM’s memorandum of association and articles of association or circumstance beyond its control from performing its obligations under the deposit agreement; and

•	are not liable if either party exercises or fails to exercise its discretion permitted under the deposit agreement.

The Bank of New York:

•	is not liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of The Bank of New York or in connection with any matter arising wholly after the removal or resignation of The Bank of New York, provided that, The Bank of New York performed its obligations without negligence or bad faith while it acted as depositary; and

•	is not liable for any failure to carry out any instructions to vote any of the ARM ordinary shares underlying the ARM ADSs or for the manner in which any vote is cast, so long as such action or non action is in good faith;

In the agreement, ARM and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will deliver or register transfer of an ARM ADS, make a distribution on an ARM ADS, or permit withdrawal of ARM ordinary shares, The Bank of New York may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ARM ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	compliance with any laws or regulations relating to ARM ADRs or ARM ADSs or to the withdrawal of deposited securities; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents;

The Bank of New York may refuse to deliver, transfer or register transfers of ARM ADSs, generally, when the transfer books of The Bank of New York are closed or, at any time, if ARM or The Bank of New York think it is advisable to do so.

ARM ADS holders have the right to cancel their ARM ADSs and withdraw the underlying ARM ordinary shares at any time except:

•	when temporary delays arise because ARM or The Bank of New York have closed its transfer books in connection with voting at a shareholders’ meeting, or in connection with the payment of a dividend on the ARM ordinary shares;

•	when an ARM ADS holder seeking to withdraw ARM ordinary shares owes money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ARM ADSs or to the withdrawal of ARM ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ARM ADSs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may deliver ARM ADSs before deposit of the underlying ARM ordinary shares. This is called a pre-release of the ARM ADS. The Bank of New York may also deliver ARM ordinary shares upon cancellation of pre-released ARM ADSs. The Bank of New York may do this even if the ARM ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ARM ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ARM ADSs instead of ARM ordinary shares to close out a pre-release. The Bank of New York may pre-release ARM ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer:

•	owns the ARM ordinary shares or ARM ADSs to be remitted;

•	assigns all beneficial rights, title and interest in the ARM ordinary shares or ARM ADSs to The Bank of New York as depositary and for the benefit of the ARM ADS holders; and

•	will not take any action with respect to the ARM ordinary shares or ARM ADSs that is inconsistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such shares or ARM ADSs) other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that The Bank of New York determines, in good faith, will provide substantially similar liquidity and security; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations The Bank of New York considers appropriate. In addition, The Bank of New York will normally limit the number of ARM ordinary shares represented by ARM ADSs that may be outstanding at any time as a result of pre-release to 30% of the ARM ordinary shares deposited. However, The Bank of New York may disregard the limit from time to time if it thinks it is reasonably appropriate to do so. The Bank of New York will also set dollar limits with respect to the pre-release transactions its enters into on a case-by-case basis.

Disclosure of Interests

Each holder of ARM ADSs agrees to be bound by ARM’s memorandum of association and ARM’s articles of association and to provide such information as ARM may request in a disclosure notice. Failure of an ARM ADS holder to timely provide the requested information may, in ARM’s discretion, result in withholding of certain rights in respect of the holder’s ARM ADSs, including voting rights and rights as to dividends.

Proposed Amendment of Rights of ADS holders

ARM’s board of directors will convene an extraordinary general meeting of the shareholders of ARM to be held at Holborn Gate, 26 Southampton Buildings, London WC2A1PB on December 23, 2004, at 4:30 p.m. local time. At this meeting, ARM will propose interdependent resolutions to approve the merger and related matters, to appoint Mr. Lanza and Mr. Templeton to ARM’s board of directors and a separate resolution to amend ARM’s articles of association. For a more detailed description of the contents of these proposed resolutions see “The ARM Extraordinary General Meeting”.

The separate resolution, if approved, will amend ARM’s articles of association to, among other things, make the following changes affecting the rights of ARM ADS holders:

•	certain approved depositaries (including The Bank of New York as depositary) shall be permitted to appoint multiple proxies who will have the rights to receive notice of, attend, speak and vote at, and call for a poll at general meetings of holders of ARM ordinary shares;

•	the proxies appointed by the approved depositaries will themselves be permitted to appoint a proxy; and

•	all special resolutions and extraordinary resolutions will be taken on a poll and all ordinary resolutions will be conducted on a show of hands (unless a poll is requested or taken).

If the separate resolution is approved, ARM and the depositary will endeavor to amend, prior to the effective time of the merger, the deposit agreement, as necessary to reflect these changes to the rights of ARM ADS holders.

Because the separate resolution proposes to amend ARM’s articles of association, it is considered a special resolution. As a result, it will require the approval of 75% or more of the votes cast by ARM shareholders present in person, or if on a poll, in person or by proxy. The standard quorum requirement of three shareholders present in person or by proxy and entitled to vote will apply.

The completion of the merger is not conditioned on the approval of the separate resolution. However, the separate resolution will not become effective unless the interdependent resolutions to approve the merger and related matters and to appoint Mr. Lanza and Mr. Templeton to ARM’s board of directors are passed by holders of ARM ordinary shares.

COMPARISON OF RIGHTS OF ARTISAN STOCKHOLDERS

AND ARM SHAREHOLDERS

As a result of the merger, holders of Artisan common stock will be entitled to receive ARM ADSs, each representing three ARM ordinary shares, or, at the election of the holder, ARM ordinary shares. Artisan is incorporated in the State of Delaware and ARM is incorporated under the laws of England and Wales. The following is a summary comparison of material differences between the rights of an Artisan stockholder and an ARM shareholder arising from the differences between the corporate laws of Delaware and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing the two companies. This summary is not a complete description of the laws of Delaware or of England and Wales, the other rules or laws referred to in this summary, the Artisan certificate of incorporation, the Artisan bylaws or ARM’s memorandum of association and ARM’s articles of association. For information on how to obtain the governing instruments of Artisan and ARM, see “Where Artisan Stockholders Can Find More Information.” Artisan stockholders are encouraged to obtain and read these documents.

Artisan stockholders should refer to “Description of ARM American Depositary Shares” for a description of the ARM ADSs and a discussion of the ways in which the rights of holders of ARM ADSs may differ from those of holders of ARM ordinary shares.

Unless the context otherwise requires, references to “shareholder” or “shareholders” or “stockholder” or “stockholders” means the person(s) whose name(s) appear on a company’s register of members or stockholders and who are the legal owners of the shares concerned.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Voting Rights

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder unless the certificate of incorporation provides otherwise. Artisan’s certificate of incorporation does not alter the voting rights of holders of Artisan common stock.

The Artisan bylaws provide that the presence of the holders of a majority of the issued and outstanding stock entitled to vote constitutes a quorum for the transaction of business at a stockholders meeting. Other than matters, which as a matter of law required the approval of a majority of the outstanding shares entitled to vote at a meeting, such as the merger, the necessary vote to approve most actions is a majority of the shares voting at a meeting with a valid quorum.

Under Delaware law, a certificate of incorporation may provide that in elections of directors, stockholders are entitled to cumulate votes. Artisan’s certificate of incorporation provides that, for an election of directors of Artisan, each holder of stock is entitled to invoke cumulative voting and cast that number of votes as is equal to the number of shares held by such stockholder multiplied by the number of directors to be elected if

Under English law, a shareholder who is present in person and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds.

In the case of a poll, every shareholder, who is present in person, by representative or by proxy, will have one vote for each ordinary share held. Under English law, a vote by a poll may generally be demanded by (1) not less than five shareholders having the right to vote at the meeting; or (2) any shareholder or shareholders representing at least 10% of the total voting rights of all the shareholders having the right to vote at the meeting; or (3) any shareholder or shareholders, holding shares conferring that right to vote at the meeting, being shares on which the aggregate sum paid up is equal to not less than one-tenth of the total sum paid up on all the shares conferring the right to vote.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

the stockholder provides notice to Artisan of the stockholder’s intent to cumulate votes prior to the commencement of voting at the applicable meeting of stockholders.

If Artisan’s stock is held of record by a broker, bank or other nominee and the stockholder wishes to vote at the meeting, such stockholder must obtain from the record holder a proxy issued in its name.

ARM’s articles of association provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded by:

(1) the chairman of the meeting;

(2) not less than five members present in person or by proxy and entitled to vote;

(3) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(4) a member or members present in person or by proxy and holding shares in ARM conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

Under English law and ARM’s articles of association, ordinary resolutions are, in the first instance, decided on a show of hands and must be approved by at least a majority of the votes cast by shareholders present in person or by proxy. If a poll is demanded, the resolution conducted on a poll must be approved by at least a majority of the votes cast at the meeting.

Both special resolutions and extraordinary resolutions, if decided on a show of hands, require the affirmative vote of at least 75% of the votes cast by shareholders present in person or by proxy. If a poll is demanded, the resolution conducted on a poll must be approved by at least 75% of the votes cast at the meeting.

Under ARM’s current articles of association, proxies of shareholders are entitled to attend and, on a poll, to vote at shareholder meetings but are not presently allowed to vote on a show of hands. Proxies of shareholders are not currently entitled to speak at shareholders’ meetings, except with the permission of the chairman of the meeting.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

ARM has agreed that it will include for consideration by its shareholders at the extraordinary general meeting a resolution to amend ARM’s current articles of association to provide to the holders of ARM ADSs substantially the same rights as holders of ARM ordinary shares, including, among other things, the same rights to receive notice of, attend, speak and vote at, and call for a poll at general meetings of holders of ARM ordinary shares.

If ARM’s shareholders do not pass this resolution and thereby fail to approve the amendments to ARM’s articles of association, details of which are described above under “The ARM Extraordinary General Meeting—Articles Amendment Resolution,” a holder of an ARM ADS will not be entitled to attend, speak or vote at ARM shareholders’ meetings. Under the current terms of the ADSs, The Bank of New York, as the depositary, will to the extent practicable and subject to applicable law and ARM’s memorandum of association and ARM’s articles of association, vote the ARM ordinary shares underlying each ARM ADS in accordance with the written instructions of the registered holder. If, however, a holder of an ARM ADS holds such ADS through a brokerage account or otherwise in “street name,” in order to vote the holder must instruct the registered holder of the ADS to instruct the depositary with regard to voting the ARM ordinary shares underlying the holder’s ADS. A more complete description of the voting rights of a holder of an ARM ADS is found at “Description of ARM American Depositary Shares—Voting Rights.”

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless the company’s articles of association specify otherwise. ARM’s articles of association specify that three members present in person or by proxy and entitled to vote constitutes a quorum for all purposes. Cumulative voting is not recognized under English law.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action which may be taken at a stockholders meeting without a meeting if the action is consented to in writing by stockholders holding not less than the number of votes that would be required to authorize or take that action at a meeting at which all stockholders were present and voted. Artisan’s certificate of incorporation, however, states that stockholders may not take action by written consent. No action may be taken by the Artisan stockholders except at an annual or special meeting of the stockholders called in accordance with Artisan’s bylaws.

Under English law, shareholders of a public company such as ARM are not permitted to pass resolutions by written consent.

Shareholder Proposals and Shareholder Nominations of Directors

Under the Artisan bylaws, any stockholder may nominate candidates for election to the board of directors or bring other business before an annual meeting if the stockholder gives timely notice in writing of the proposals or nominations to be brought before the annual meeting in the form set forth in Artisan’s bylaws. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Artisan not less than 120 calendar days in advance of the one year anniversary of the date that proxy statements were mailed to stockholders in connection with the previous year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made.

In the case of a special stockholders’ meeting, no business may be transacted at that meeting unless it is set forth in the notice of such meeting sent to stockholders.

Under English law, shareholders may requisition a resolution be voted on at a general meeting if the requisition is made (1) by shareholders holding at least 5% of the total voting rights of all shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates, or (2) by at least 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of at least £100. The shareholders must deposit the requisition at the company’s registered office at least six weeks before the general meeting to which it relates. In general, resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution to appoint two or more directors may not be proposed to be voted upon at a general meeting unless a resolution approving that it may be proposed is passed by the general meeting with no dissenting votes.

Sources and Payment of Dividends

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the board of directors may declare and pay dividends out of (1) surplus of the corporation which is defined as net assets less statutory capital, or (2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year; provided, however, that if the capital of the

Subject to the prior rights of holders of any preferred shares, under English law, a company may pay dividends on its ordinary shares only out of its distributable profits (defined as accumulated, realized profits less accumulated, realized losses) and not out of share capital, which includes share premiums (paid-in surplus). Amounts credited to the share premium account (representing the excess of the

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares
corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired. Artisan’s certificate of incorporation contains no provisions restricting dividends on Artisan common stock.	consideration for the issue of shares over the aggregate nominal amount of such shares) may not be used to pay out cash dividends but may be used, among other things, to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings as fully paid bonus shares. In addition, under English law, ARM will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves. If recommended by ARM’s board of directors, ARM shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared in excess of the amount recommended by ARM’s board of directors. ARM’s board of directors has the power under ARM’s articles of association to pay interim dividends without the approval of shareholders to the extent the financial position of ARM justifies a dividend in the opinion of ARM’s board of directors.

Rights of Purchase and Redemption

Under Delaware law, any corporation may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem these shares if the capital of the corporation is impaired or would become impaired as a result of the redemption. However, at any time, a corporation may purchase or redeem any of its shares that are entitled upon any distribution of assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of the corporation.

As a general matter, there are two methods by which a U.S. public company may repurchase its shares in the open market. The first is Rule 10b-18 of the Securities Exchange Act of 1934, or the 1934 Act, which contemplates an incremental, day by day stock repurchase program. Repurchases of stock in the open market under Rule 10b-18 are limited in terms of price (may not exceed the higher of the highest current independent published bid or the last independent sale price reported), timing (no repurchase at market open or close), manner in which repurchases are effected (single broker or dealer), the volume of shares that can be repurchased (daily cap of 25% of the average daily trading volume for the four weeks preceding the week in which the purchases will be made) and other limitations.

Under English law, a company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein. No redeemable shares may be issued at a time when no issued shares of the company exist which are not redeemable. ARM’s articles of association permit the issuance of redeemable shares. A company may purchase its own shares, if the purchase (1) is authorized by its articles of association, and (2) (a) in the case of an open-market purchase, authority to make the market purchase has been given by an ordinary resolution of its shareholders, or (b) in all other cases, has first been approved by a special resolution. ARM’s articles of association authorize ARM to purchase its own shares.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of (1) distributable profits, or (2) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

The U.K. Listing Authority requires that where a company has issued shares that are admitted to the Official List of the U.K. Listing Authority and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass an extraordinary resolution approving any repurchase at a separate class meeting.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

The second alternative is Rule 13e-4 of the 1934 Act, which contemplates a formal issuer self-tender. This alternative permits the issuer, following a formal announcement of its intention, to enter the market and repurchase its shares without regard to volume or other limitations. A formal issuer self-tender conducted under Rule 13e-4 permits the purchase of a large number of shares (typically at a premium to market, in order to encourage market response) over a short period of time and requires certain filings with the Securities and Exchange Commission, the SEC and the circulation of a formal “Offer to Purchase” to such issuer’s shareholders.

The U.K. Listing Authority requires that purchases within a 12 month period of 15% or more of a company’s share capital must be made through either a tender or partial offer to all shareholders, at a stated maximum or fixed price.

Purchases within a 12 month period below the 15% threshold may be made through (1) the open market, provided that the price is not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five trading days before the purchase date, or (2) an off market transaction negotiated with one or more shareholders.

Meetings of Shareholders

Artisan’s bylaws provide that meetings of stockholders may be held at any place designated by the Artisan board of directors or, if no such designation is made, at the registered office of Artisan.	Under ARM’s articles of association, all general meetings of shareholders will be held at the time and place determined by the directors.

Special Meetings of Shareholders

Delaware law provides that special meetings of stockholders may be called by (1) the board of directors, or (2) any person or persons authorized by the corporation’s certificate of incorporation or bylaws.

Artisan’s bylaws provide that special meetings of stockholders may be called only on the order of (1) the board of directors, (2) the chairman of the board of directors, (3) the chief executive officer or (4) one or more stockholders entitled to cast not less than 10% of the votes at that meeting. Artisan’s bylaws provide that stockholders entitled to receive notice of a special meeting must receive notice of the meeting at least 35 days and not more than 60 days prior to the meeting. This notice must identify the business to be transacted. Artisan’s bylaws provide that the business permitted to be conducted at any special meeting is limited to the purpose or purposes specified by the order calling the special meeting.

Under English law, an extraordinary general meeting of shareholders may be called by (1) the board of directors, or (2) notwithstanding any provision to the contrary in a company’s articles of association, by a requisition of shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings of the company.

The notice requirement for ordinary, extraordinary and special resolutions are as follows:

(1) Ordinary resolution—14 clear days’ notice;

(2) Extraordinary resolution—14 clear days’ notice; and

(3) Special resolution—21 clear days’ notice.

An annual general meeting requires 21 clear days’ notice.

In addition, general meetings may be called upon shorter notice if (1) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote agree to the shorter notice, or (2) in the case of an extraordinary general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares which can be voted at such meeting so agree.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

“Clear days’ notice” means calendar days and excludes (1) the date of mailing, (2) the deemed date of receipt of the notice, and (3) the date of the meeting itself. ARM’s articles of association provide that documents sent by first class mail are deemed received 24 hours after mailing, and, if sent by second class mail, 48 hours after mailing.

“Extraordinary resolutions” are relatively unusual and are confined to certain matters out of the ordinary course of business, such as a proposal to wind up the affairs of the company.

“Special resolutions” generally involve proposals to change the name of the company, alter its capital structure, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders pre-emptive rights, amend the company’s objects (purpose) clause in its memorandum of association, amend the company’s articles of association, or carry out certain other matters where either the company’s articles of association or the U.K. Companies Act 1985 prescribe that a “special resolution” is required.

All other proposals relating to the ordinary course of the company’s business, such as the election of directors, would be the subject of an “ordinary resolution.”

Appraisal Rights

Under Delaware law, stockholders of a corporation that is a constituent in a merger generally have the right to demand and receive payment of the fair value of their stock in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares:

(1) listed on a national securities exchange;

(2) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or

(3) held of record by more than 2,000 stockholders;

unless holders of stock are required to accept in the merger anything other than any combination of:

(1) shares of stock or depositary receipts of the surviving corporation in the merger;

While English law does not generally provide for appraisal rights, a shareholder may apply to a court and the court may specify terms for the acquisition that it considers appropriate as described under “—Shareholders’ Votes on Certain Transactions” below.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

(2) shares of stock or depositary receipts of another corporation that, at the effective date of the merger, will be either:

(a) listed on a national securities exchange;

(b) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or

(c) held of record by more than 2,000 stockholders;

(3) cash in lieu of fractional shares of the stock or depositary receipts received; or

(4) any combination of (1), (2) and (3).

In addition, appraisal rights are not available to the holders of shares of the surviving corporation in the merger, if the merger does not require the approval of the stockholders of that corporation.

Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation. Artisan’s certificate of incorporation does not provide for preemptive rights.

Under English law, the issuance for cash of (1) equity securities, being those shares in a company which, with respect to dividends or capital, carry a right to participate beyond a specified amount in a distribution, or (2) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.

ARM’s current articles of association provide the directors with a general and unconditional authority, known as a Section 80 Authority, to allot equity securities of up to an aggregate nominal amount of £170,500. This Section 80 Authority expires on the date of the Annual General Meeting in 2009 or on April 25, 2009 (whichever is the earlier unless renewed by ordinary resolution of the shareholders in general meeting for any period (not exceeding five years on any occasion), each such period is referred to as an Allotment Period. The directors may allot equity securities during each Allotment Period wholly for cash pursuant to the Section 80 Authority in connection with a rights issue or otherwise than in connection with a rights issue up to an aggregate nominal amount of £25,500, known as

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

the Section 89 Amount, (which amount may be varied by a special resolution of the shareholders in general meeting) as if the pre-emption rights that existing shareholders may otherwise have under Section 89 of the U.K. Companies Act 1985 did not apply to any such allotment or sale.

ARM will include for consideration by its shareholders at the ARM extraordinary general meeting simple majority resolutions to, amongst other things, authorize its directors to allot equity securities in the form of ARM ordinary shares pursuant to and in accordance with the transactions contemplated by the merger agreement.

Amendment of Governing Provisions

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires (1) the approval and recommendation of the board of directors, (2) the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and (3) the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class.

Under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage.

Under Artisan’s certificate of incorporation, approval of the holders of shares representing at least 66 2/3% of the voting power of the outstanding capital stock of Artisan entitled to vote is required to amend or repeal any of the articles of Artisan’s certificate of incorporation relating to:

(1) cumulative voting for the election of the Artisan board of directors;

(2) the number of directors;

(3) the election of directors by means other than written ballot; and;

(4) the prohibition on stockholder action by written consent.

Under English law, shareholders have the authority to alter, delete, substitute, amend or add to (1) the objects or purpose clause in a company’s memorandum of association, and (2) any provisions of the company’s articles of association, in each case, by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments.

Under English law, the board of directors is not authorized to change the memorandum of association or the articles of association. See “—Stock Class Rights” below.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary resolution of the classes affected in separate class meetings. See “—Stock Class Rights” below.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Under Delaware law, if provided by the certificate of incorporation, the board of directors has the power to adopt, amend or repeal the bylaws of a company. Artisan’s certificate of incorporation authorizes the Artisan board of directors to adopt, amend or repeal the Artisan bylaws.

Preference Stock

Artisan’s certificate of incorporation authorizes the Artisan board of directors (1) to provide for the issuance of one or more series of preferred stock, (2) to issue up to 5,000,000 shares of preferred stock, (3) to fix the designations and number of the shares constituting each series of preferred stock, and (4) to fix for each series, its relative rights, powers and preferences, and the qualifications, limitations and restrictions thereof.

In December 2001, Artisan’s board of directors designated 50,000 shares of preferred stock as Series A Participating Preferred Stock in connection with the adoption of the stockholder rights plan described under “Takeover Related Provisions” below.

Subject to the rights of any existing shareholders, ARM’s articles of association permit ARM to issue new shares with any rights granted to holders of such shares, including rights of priority over the ARM ordinary shares. ARM currently only has ARM ordinary shares in issue.

Stock Class Rights

Under Delaware law, any change to the rights of holders of Artisan common stock or preferred stock would require an amendment to Artisan’s certificate of incorporation. Holders of shares of a class are entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment will (1) increase or decrease the authorized number of shares of the class, (2) increase or decrease the par value of the shares of the class, or (3) alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

ARM’s articles of association provide that:

(1) the rights of any class of shares may only be changed or abrogated with the consent in writing of holders of three-fourths of the total nominal value of shares of that class or by an extraordinary resolution passed at a separate class meeting of the holders of the relevant class of shares;

(2) the quorum required for the separate class meetings is at least two persons who hold, or act as proxies for, at least one third of the total nominal value of the existing shares of the class, except that at any adjournment of a class meeting one shareholder or his proxy constitutes a quorum, regardless of the number of shares that persons holds;

(3) every holder of shares of a class having a separate class meeting is entitled, on a poll, to one vote in respect of each share held; and

(4) a poll may be demanded at a separate class meeting by any person present in person or by proxy and entitled to vote.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Unless otherwise expressly provided by the terms of their issue, the special rights attached to any class of shares having preferential rights is not deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of ARM pari passu with them or by the purchase by ARM of any of its own shares.

Shareholders’ Votes on Certain Transactions

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires (1) the approval of the board of directors, and (2) approval by the vote of the holders of a majority of the outstanding stock entitled to vote on that matter. Artisan’s certificate of incorporation does not supersede these provisions of Delaware law.

See “Provisions Relating to Share Acquisitions” below for a discussion of Section 203 of the Delaware General Corporation Law.

The U.K. Companies Act 1985 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. They require (1) the approval of at special meetings convened by order of the court, a majority in number of each class of shareholders or creditors representing 75% in value of the capital held by or debt owed to the class of creditors or shareholders or class of stockholders present and voting either in person or by proxy, and (2) the sanction of the court.

Once so approved and sanctioned, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

Under the rules of the U.K. Listing Authority, shareholder approval:

(1) is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares; and

(2) may also be required for an acquisition or disposal of assets between a listed company and parties, including:

(a) directors or shadow directors of the company or its subsidiaries;

(b) any person who is, or was in the last 12 months preceding the date of the transaction a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

subsidiary’s shares having the right to vote in all circumstances at general meetings; or

(c) any of the associates or persons described in 2(a) or 2(b).

The U.K. Companies Act 1985 also provides (1) that where a takeover offer (as defined therein) is made for the shares of a company incorporated in the U.K., and (2) within four months of the date of the offer, the offeror has acquired or contracted to acquire at least 90% in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the 90% level, require shareholders who do not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in these circumstances, in the alternative, to require the offeror to acquire his shares on the terms of the offer.

Rights of Inspection

Delaware law allows any stockholder during normal business hours:

(1) to inspect and to make copies or extracts of:

(a) the corporation’s stock ledger;

(b) a list of its stockholders; and

(c) its other books and records;

(2) provided that:

(a) the stockholder makes a written request under oath stating the purpose of his inspection; and

(b) the inspection is for a purpose reasonably related to the person’s interest as a stockholder.

Except when closed pursuant to the U.K. Companies Act 1985, the register and index of names of shareholders of an English company may be inspected during business hours (1) for free, by its shareholders and (2) for a fee by any other person.

In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge, during business hours (1) minutes of meetings of the shareholders and obtain copies of the minutes for a fee, and (2) service contracts of the company’s directors.

In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts.

The shareholders of ARM do not have rights to inspect the accounting records of ARM or minutes of meetings of its directors.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Standard of Conduct for Directors

Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of Artisan’s board of directors is thus determined by the courts of the State of Delaware. In general, directors have a duty to act without self interest, on an informed basis, in good faith, and in a manner they believe to be in the best interests of the stockholders.

Delaware law provides that a contract or transaction in which one or more of its directors has an interest shall not be void or voidable solely because such director was present at or participated in the meeting approving such transaction if:

(i) the material facts of such director’s interest were disclosed or known to the board of directors and the board of directors authorized the transaction in good faith by the affirmative vote of a majority of disinterested directors;

(ii) the material facts of the director’s interest are disclosed or known to the shareholders and the transaction is approved in good faith by the shareholders; or

(iii) the transaction is fair as to the corporation at the time it is authorized by the board of directors or shareholders.

Under English law, a director has a fiduciary duty to act in a company’s best interest. This duty includes obligations:

(1) not to create an actual or potential conflict between his duty to the company and duties to any other person or his own personal interests;

(2) not to make a profit out of his position as a director unless the company permits him to do so;

(3) to act bona fide in what he considers is in the interests of the company as a whole; and

(4) to exercise his powers only in accordance with the memorandum and articles of association of the company.

In addition, a director must exercise reasonable care and skill in the performance of his duties. The precise scope of this duty is not defined, but the test generally is both subjective (i.e., was the director’s conduct that of a reasonably diligent person who has the knowledge and experience of the director) and objective (i.e., was the director’s conduct that of a reasonably diligent person having the knowledge and experience that a director holding that position should have).

In addition, a director is also required to disclose to the company of which he is a director certain information, including personal interests in contracts or arrangements with the company that may not be apparent.

Classification of the Board of Directors

Delaware law permits the certificate of incorporation or a stockholder adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year. Artisan’s certificate of incorporation provides that the number of directors shall be designated in the bylaws and the bylaws of Artisan provide that the authorized number of directors shall be seven. Artisan’s certificate of incorporation and bylaws do not provide for a classified board of directors.

While English law permits a company to provide for terms of different length for its directors, ARM’s articles of association do not provide for any such differentiation. ARM’s articles of association provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected or where a director has agreed to retire. These retired directors will be eligible for re-election at that annual general meeting unless the retired director has agreed to retire.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

The provision of the Artisan bylaws relating to the classification of the Artisan board of directors may only be amended with the approval of the Artisan board of directors or the holders of a majority of the outstanding shares of capital stock of Artisan.

Removal of Directors

Delaware law provides that a director may be removed with or without cause by the holders of a majority in voting power of the shares entitled to vote at an election of directors, except that (1) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise, and (2) directors may not be removed in certain situations in the case of a corporation having cumulative voting without satisfying certain stockholder approval requirements.

Under Artisan’s bylaws, any director or the entire board of directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if and so long as the stockholders of the corporation are entitled to cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors.

Under the U.K. Companies Act 1985, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company’s articles of association or service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company. See “—Classification of the Board of Directors” above.

Vacancies on the Board of Directors

Under Delaware law, unless otherwise provided in the certificate of incorporation or the bylaws, (1) vacancies on a board of directors, and (2) newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors in office.

Artisan’s bylaws provide that any vacancies on Artisan’s board of directors may be filled by either (i) the affirmative vote of the holders of a majority of the voting power of the outstanding shares of voting stock of Artisan entitled to vote or (ii) the affirmative vote of a majority of the remaining directors in office, even if less than a quorum.

Artisan’s bylaws provide that newly created directorships on Artisan’s board of directors will, unless the board of directors determines by resolution that any such newly created directorship will be filled by the stockholders, be filled only by the affirmative

Under English law, shareholders may by ordinary resolution, at a meeting at which any director retires, appoint a person to be a director:

(1) to fill a casual vacancy; or

(2) to become an additional director,

subject to any maximum number of directors provided in the company’s articles of association.

The board of directors has the power to appoint a director to serve until the next annual general meeting of the company, whereupon the director concerned is required to retire but will be eligible for election.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares
vote of a majority of the remaining directors in office, even if less than a quorum. Artisan’s bylaws also provide that any directors elected pursuant to the above method will hold office until the next annual meeting of stockholders and until a successor has been elected and qualified.

Liability of Directors and Officers

Delaware law permits a corporation’s certificate of incorporation to include a provision granting to a corporation the power to exempt a director from personal liability to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

(1) any breach of his duty of loyalty to the corporation or its stockholders;

(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

(4) any transaction from which he derives an improper personal benefit.

Artisan’s certificate of incorporation provides that a director of Artisan will not be personally liable to Artisan or its stockholders for monetary damages for breach of fiduciary duty as a director subject to the limitations set forth above.

English law does not permit a company to exempt any director or officer of the company or any person employed by the company as an auditor from any liability arising from negligence, default, breach of duty or breach of trust against the company.

Indemnification of Directors and Officers

Delaware law generally provides that a corporation may indemnify any officer, director, employee or agent who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if the officer, director, employee or agent:

(1) acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation; and

(2) in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

English law does not permit a company to indemnify:

(1) a director or officer of the company; or

(2) any person employed by the company as an auditor,

against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities associated with:

(1) defending any proceeding in which judgment is entered in favor of the director or officer or the director or officer is acquitted; or

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares
Artisan’s certificate of incorporation provides that Artisan will indemnify its current and former directors and officers to the fullest extent permitted by law.	(2) proceedings in which the director or officer is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted.

Delaware law permits corporations to purchase and maintain insurance for directors, officers, employees and agents against any liability asserted against the person whether or not the corporation would have the power to indemnify the person under Delaware law.

Artisan maintains directors’ and officers’ insurance and has entered into agreements with its directors and officers to provide them with advancement of expenses and reimbursement of losses for matters for which its directors and officers are entitled to indemnification.

ARM’s articles of association provide that to the extent permitted by the U.K. Companies Act 1985, every director or other officer is to be indemnified against liabilities he incurs in the actual or purported discharge of his duties or exercise of his power.

The U.K. Companies Act 1985 enables companies to purchase and maintain insurance for directors, officers and auditors against any liability arising from negligence, default, breach of duty or breach of trust against the company.

ARM maintains directors’ and officers’ insurance.

Shareholders’ Suits

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation wrongfully fails to enforce the right itself. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders to enforce an obligation owed to the stockholders directly where the requirements for maintaining a class action under Delaware law have been met. The complaint must:

(1) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

(2) with respect to a derivative action:

(a) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors; or

(b) allege with particularity that such effort would have been futile.

Additionally, the plaintiff must remain a stockholder through the duration of the suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, the U.K. Companies Act 1985 permits a shareholder whose name is on the register of shareholders of the company to apply for a court order (1) when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim, or (2) when any actual or proposed act or omission of the company is or would be so prejudicial.

A court has wide discretion in granting relief, and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders. In order to become a shareholder and enforce these rights under English law, holders of ARM ADSs will be required to withdraw from the depositary at least one of their ARM ordinary shares underlying the ARM ADSs. See “Description of ARM American Depositary Shares—Deposit and Withdrawal” above for information about how to withdraw ARM ordinary shares.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Provisions Relating to Share Acquisitions

Section 203 of the General Corporation Law of the State of Delaware prohibits “business combinations,” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, for three years after the person or entity becomes an interested stockholder, unless:

(1) prior to the time that the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) after completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including:

(a) shares held by directors who are also officers and

(b) shares granted under certain employee benefit plans; or

(3) after the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

The merger of ARM and Artisan is not subject to the restrictions on business combinations set forth in Section 203. Artisan’s board of directors has unanimously approved and adopted the merger and the merger agreement.

In the case of a company whose shares are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange, shareholder approval must be obtained for certain acquisitions or disposals of assets involving directors or substantial shareholders or their associates. In addition, takeovers of public companies considered to be resident in the United Kingdom, i.e., generally those whose shares are admitted to the Official List, are regulated by the City Code on Takeovers and Mergers, which is:

(1) comprised of non-statutory rules unenforceable at law; and

(2) administered by the Panel on Takeovers and Mergers, a body consisting of representatives of the City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when (1) any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him, represent 30% or more of the voting rights of a public company, or (2) any person, together with persons acting in concert with him, holds at least 30% but not more than 50% of the voting rights and that person, or any person acting in concert with him, acquires any additional shares, the person must generally make an offer for all of the equity shares of the company, whether voting or non-voting, and any class of voting non-equity shares of the company held by that person or any person acting in concert with him, for cash, or accompanied by a cash alternative, at not less than the highest price paid by the person or these persons for the relevant shares during the 12 months preceding the date of the offer.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Takeover Related Provisions

Under Delaware law, directors generally have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they reasonably believe to be in the best interests of the stockholders. Nevertheless, a Delaware court will generally apply a policy of judicial deference to board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

(1) they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

(2) the board of directors action taken was neither preclusive nor coercive and was reasonable in relation to the threat posed.

In December 2001, Artisan’s board of directors declared a dividend of one right to purchase one one-thousandth share of Series A preferred stock for each outstanding share of Artisan’s common stock. The rights are attached to and trade together with Artisan’s common stock. The rights are not exercisable until (a) the tenth business day (or such later date as may be determined by Artisan’s board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Artisan common stock then outstanding, or (b) the tenth business day (or such later date as may be determined by Artisan’s board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of Artisan’s then outstanding common stock. On August 22, 2004, the Artisan rights plan was amended to exclude the merger with ARM and the transactions contemplated by the merger agreement with ARM from the definition of an event that would cause the separation and distribution of the rights.

Under English law, directors of a company have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category. Under the City Code, a company is prohibited from taking any action without the approval of its shareholders at a general meeting after:

(1) a bona fide offer has been communicated to its board of directors; or

(2) its board of directors believes that a bona fide offer be imminent;

which action could effectively result in the offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

ARM does not maintain a shareholder rights plan.

Disclosure of Interests

Acquirors of Artisan common stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding shares of Artisan common stock must, within 10 days after such acquisition (1) file a Schedule 13D with the SEC disclosing specified information, and (2) send a copy

The U.K. Companies Act 1985 provides that anyone who to his knowledge acquires a material interest or becomes aware that he has acquired a material interest in 3% or more of any class of shares of a public company’s issued share capital carrying rights to vote at general shareholder meetings must notify that company in writing of his interest within

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

of the Schedule 13D to Artisan and to each securities exchange on which Artisan common stock is traded.

Artisan is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of shares of Artisan common stock beneficially owned by:

(1) each of its directors;

(2) its chief executive officer;

(3) each of its four most highly compensated executive officers other than its chief executive officer;

(4) all of its directors and executive as a group; and

(5) any beneficial owner of 5% or more of the Artisan common stock of which Artisan is aware.

two days. Thereafter, any increase or decrease of a whole percentage or decrease that reduces the interest to below 3% must be notified in writing to the company.

This requirement will apply to holders of ARM ordinary shares.

In addition, the U.K. Companies Act 1985 provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company’s issued voting share capital to (1) confirm whether this is or is not the case, and (2) if this is the case, to give further information that the company requires relating to his interest or any other interest in the company’s shares of which he is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.

Holding ARM ADSs will generally constitute holding an interest in the underlying ARM ordinary shares and subject such holders to the requirements described above.

When the notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things:

(1) any transfer of the shares;

(2) the exercise of voting rights;

(3) the issue of further shares; and

(4) other than in a liquidation, dividends and other payments.

Subject to exceptions in limited circumstances, any agreement to transfer shares which are subject to restriction (1) above is void. In respect of an interest in shares that is less than 0.25% of the relevant class of shares, the restrictions extend only to a prohibition on attending and voting at shareholders’ meetings.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

ARM’s articles of association provide that ARM’s board of directors may impose the restrictions on shareholders set forth in the above paragraph, which restrictions are normally imposed by the courts in the event a notice is served. In addition, holders of ARM ADSs are required to comply with specified U.S. securities law requirements, including filing Schedules 13D with respect to their beneficial ownership of the underlying ARM ordinary shares if they beneficially hold more than 5% of the ARM ordinary shares outstanding.

ARM is required by the listing rules of the U.K. Listing Authority to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the U.K. Companies Act 1985, and of any person with an interest of 3% or more of its ARM ordinary shares, including ARM ordinary shares underlying ADSs.

Limitation of Enforceability of Civil Liabilities under U.S. Federal Securities Laws Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

Artisan is a U.S. company incorporated under the laws of Delaware and has substantial assets located in the United States. As a result, investors generally can initiate lawsuits in the United States against Artisan and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.

ARM is an English company located in the United Kingdom. Many of the directors and officers of ARM are residents of the United Kingdom and not the United States. In addition, although ARM is the sole shareholder of a U.S. subsidiary and, following completion of the merger, will have substantial assets in the United States, the majority of ARM’s assets and a large portion of the assets of ARM’s directors and officers will be located outside of the United States.

As a result, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities laws:

(1) to effect service within the United States upon ARM and the directors and officers of ARM located outside the United States;

(2) to enforce in U.S. courts, or outside the United States, judgments obtained against those persons in the U.S. courts;

(3) to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

(4) to enforce against those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Short Swing Profits

Directors and officers of Artisan are governed by rules under the Exchange Act, that may require directors and officers to forfeit to Artisan any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of Artisan equity securities.

Directors and officers of ARM are not subject to the Exchange Act’s “short swing” profit rules because ARM is a foreign private issuer under the Exchange Act that is not subject to these rules. However, directors of ARM are subject to applicable U.K. legislation prohibiting insider dealing and market abuse.

In addition, the directors have to comply with the Model Code of the U.K. Listing Authority that has been adopted by ARM, which provides that the considerations taken into account by directors when deciding whether or not to deal in shares of the company of which they are a director must not be of a short-term nature. The Model Code also places additional restrictions on trading during periods prior to announcement of a company’s results or when in the possession of inside information.

Proxy Statements and Reports Notices and Reports to Shareholders

Under the Exchange Act proxy rules, Artisan must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.

As a foreign private issuer, ARM will not be governed by the proxy rules under the Exchange Act.

However, ARM will be governed by the U.K. Companies Act 1985 and the listing rules of the U.K. Listing Authority regulating notices of shareholder meetings, which generally provide that notice of a shareholder meeting must be accompanied by (1) a shareholders’ circular containing an explanation of the purpose of the meeting, and (2) the recommendations of the board of directors with respect to actions to be taken.

In addition, ARM sends ARM ordinary shareholders a copy of its annual report and accounts or a summary thereof. Under the rules of the Nasdaq National Market, ARM is required to distribute to its ADS holders copies of its annual report.

In addition, under the listing rules of the U.K. Listing Authority, ARM will, depending on their size and importance, be required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers either made by or in respect of the company.

Current Rights of Artisan Stockholders	Rights of Holders of ARM Ordinary Shares

Reporting Requirements

As a U.S. public company, Artisan must file with the SEC, among other reports and notices:

(1) an Annual Report on Form 10-K within 75 days after the end of the fiscal year for fiscal years ending on or after December 15, 2003 and before December 15, 2004 and 60 days after the end of each fiscal year thereafter;

(2) a Quarterly Report on Form 10-Q within 45 days after the end of the fiscal quarter for fiscal years ending on or after December 15, 2002 and before December 15, 2004; 40 days after the end of the fiscal quarter for fiscal years ending on or after December 15, 2004 and before December 15, 2005; and 35 days after the end of each fiscal quarter thereafter; and

(3) Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

The SEC has proposed that the current deadline for accelerated filers would remain at 75 days for Annual Reports on Form 10-K for an additional year and that Quarterly Reports on Form 10-Q would continue to be due 40 days after quarter end. The accelerated filing phase-in period would resume for reports filed for fiscal years ending on or after December 15, 2005, when an accelerated filer would have to file its Annual Report within 60 days after year end and file its Quarterly Reports within 35 days after quarter end. This would complete the phase-in and these deadlines would remain in place for subsequent periods.

As a foreign private issuer with securities quoted on the Nasdaq National Market and registered under Section 12 of the Exchange Act, ARM is required to publicly file with the SEC Annual Reports on Form 20-F within six months after the end of each fiscal year and to furnish to the SEC reports on Form 6-K upon the occurrence of significant corporate events.

ARM is required to notify the U.K. Listing Authority of:

(1) any major new developments relating to its business which are not public knowledge and may lead to a substantial movement in its share price;

(2) notifications received by it from persons holding an interest in 3% or more of any class of the company’s share capital;

(3) any changes in its board of directors;

(4) any purchase or redemption by it of its own equity securities;

(5) interests of directors in its shares or debentures; and

(6) changes in its capital structure.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Introductory Note

The following unaudited pro forma combined condensed financial information gives effect to the proposed acquisition by ARM of Artisan through the merger of Artisan with and into a wholly owned subsidiary of ARM. The merger is expected to be accounted for as a purchase business combination, as defined by Statement of Financial Accounting Standards No. 141, Business Combinations, and the preliminary purchase price of approximately £494.2 million has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

The unaudited pro forma combined condensed balance sheet is based on the unaudited historical balance sheet of ARM and the audited balance sheet of Artisan at September 30, 2004 and has been prepared to reflect the merger as if the merger occurred on September 30, 2004. The unaudited pro forma combined condensed statements of operations combine the results of operations of ARM for the year ended December 31, 2003 and the results of operations for Artisan for the year ended September 30, 2003 and the results of operations for ARM and Artisan for the nine months ended September 30, 2004 has been prepared as if the merger had occurred on January 1, 2003. Artisan’s results of operations for the nine months ended September 30, 2004 are derived by aggregating its quarterly results of operations for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. Artisan’s results of operations for the quarter ended December 31, 2003 do not form part of either period presented (revenue of $20.1 million, net income of $3.7 million and diluted net income per share of $0.15).

On February 19, 2003 Artisan acquired NurLogic Design, Inc. (“NurLogic”) for consideration consisting of approximately $5.0 million in cash, 745,000 shares of common stock, valued at approximately $12.9 million, and assumed options to acquire 819,000 shares of common stock with a weighted average exercise price per share of $11.89 and a fair value of approximately $11.3 million. Artisan also incurred an estimated $1.6 million in transaction fees, including legal, valuation and accounting fees. The purchase price of approximately $30.8 million was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Artisan recognized $10.5 million of identifiable intangible assets and $22.3 million of goodwill as a result of the acquisition. Pro forma adjustments have been presented to include the results of operations of NurLogic from October 1, 2002 to February 19, 2003.

The unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements of ARM and Artisan. ARM’s historical consolidated financial statements for the year ended and as of December 31, 2003 can be found in ARM’s Annual Report on Form 20-F incorporated by reference in this document. ARM’s historical unaudited condensed consolidated financial statements for the nine months ended and as of September 30, 2004 are included in this document. Artisan’s historical consolidated financial statements for the year ended September 30, 2004 are incorporated by reference in this document.

The historical financial statements of Artisan were presented in U.S. dollars. For the purposes of presenting the unaudited pro forma combined condensed financial information, the statements of Artisan for the year ended September 30, 2003 and nine month period ended September 30, 2004, have been translated into pounds sterling at the average daily closing rate for the year ended September 30, 2003 and nine months ended September 30, 2004 of $1.602 and $1.822 respectively. The adjusted balance sheet of Artisan at September 30, 2004 has been translated into pounds sterling at the closing rate on September 30, 2004 of $1.81.

The preliminary pro forma acquisition adjustments described in note 2 are based on available information and certain assumptions made by ARM management and may be revised as additional information becomes available. The unaudited pro forma combined condensed financial information is not intended to represent what ARM’s financial position is or results of operations would have been if the merger had occurred on those dates or to project ARM’s financial position or results of operations for any future period. Since ARM and Artisan were not under common control or management for any period presented, the unaudited pro forma combined condensed financial results may not be comparable to, or indicative of, future performance.

Unaudited Pro Forma Combined Condensed Statement of Operations

(in thousands, except per share amounts)

Nine months ended September 30, 2004
ARM	Artisan	Pro forma adjustments (see note 2)	NurLogic pro forma adjustments (see note 2)	Pro forma Combined
Revenues:
Product revenues	£100,582	£34,967	£—	£—	£135,549
Service revenues	10,780	2,619	—	—	13,399

Total revenues	111,362	37,586	—	—	148,948

Cost of revenues:
Product costs	(4,177)	(8,048)	—	—	(12,225)
Service costs	(3,896)	(584)	—	—	(4,480)

Total cost of revenues	(8,073)	(8,632)	—	—	(16,705)

Gross profit	103,289	28,954	—	—	132,243

Operating expenses:
Research and development	(37,459)	(7,300)	—	—	(44,759)
Sales and marketing	(17,593)	(6,364)	—	—	(23,957)
General and administrative	(19,514)	(4,217)	964	(m)	—	(22,767)
Amortization of intangibles acquired through business combinations	(120)	(1,476)	(9,571	)(g)	—	(11,167)
In-process research and development	(356)	—	—	—	(356)
Stock-based compensation	(153)	25	(2,122	)(j)	(25	)(j)	(2,275)

Total operating expenses	(75,195)	(19,332)	(10,729)	(25)	(105,281)

Income from operations	28,094	9,622	(10,729)	(25)	26,962
Interest, net	5,027	722	(3,825	)(a)	—	1,924

Income before income tax	33,121	10,344	(14,554)	(25)	28,886
Income tax	(9,653)	(1,818)	5,180	(f)	—	(2)	(6,291)

Net income	£23,468	£8,526	£(9,374)	£(25)	22,595

Basic earnings per ordinary share	2.3	p	36.8	p	1.7	p
Diluted earnings per ordinary share	2.3	p	33.7	p	1.6	p
Shares used in computing earnings per share:
Basic (’000)	1,019,516	23,143	1,331,947	(1)
Diluted (’000)	1,041,174	25,290	1,427,982	(1)

(1)	Basic unaudited pro forma earnings per ordinary share is calculated based on the issuance of approximately 312 million shares of ARM ordinary stock in the merger. The computation of diluted earnings per ordinary share for the nine months ended September 30, 2004 does not include outstanding options to purchase 39.0 million shares during the nine months ended September 30, 2004, because inclusion of such options would have been anti-dilutive.
(2)	Adjustment rounds to an amount which is de minimis.

The accompanying notes are an integral part of these unaudited combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations

(in thousands, except per share amounts)

	Year ended
	ARM December 31, 2003	Artisan September 30, 2003	Pro forma adjustments (see note 2)		NurLogic pro forma adjustments (see note 2)		Pro forma Combined
Revenues:
Product revenues	£112,958	£39,140	£—		£1,659	(k)	£153,757
Service revenues	15,112	3,627	—		414	(k)	19,153

Total revenues	128,070	42,767	—		2,073		172,910

Cost of revenues:
Product costs	(6,171)	(10,400)	—		(153	)(k)	(16,724)
Service costs	(4,851)	(346)	—		—		(5,197)

Total cost of revenues	(11,022)	(10,746)	—		(153)		(21,921)

Gross profit	117,048	32,021	—		1,920		150,989

Operating expenses:
Research and development	(48,131)	(11,336)	—		(1,767	)(k)	(61,234)
Sales and marketing	(22,960)	(9,018)	—		(684	)(k)	(32,662)
General and administrative	(28,342)	(3,973)	—		(2,403	)(k)	(34,718)
Amortization of intangibles acquired through business combinations	(42)	(2,726)	(15,649	)(g)	—		(18,417)
In-process research and development	—	(325)	—		325	(g)	—
Stock-based compensation	(310)	(205)	(7,667	)(j)	205	(j)	(7,977)

Total operating expenses	(99,785)	(27,583)	(23,316)		(4,324)		(155,008)

Income / (loss) from operations	17,263	4,438	(23,316)		(2,404)		(4,019)
Interest, net	4,801	835	(4,261	)(a)	(6	)(k)	1,369
Minority interest	(105)	—	—		—		(105)

Income / (loss) before income tax	21,959	5,273	(27,577)		(2,410)		(2,755)
Income tax	(8,943)	(690)	9,065	(f)	—	(2)	(568)

Net income / (loss)	£13,016	£4,583	£(18,512)		£(2,410)		£(3,323)

Basic earnings / (loss) per ordinary share	1.3p	23.6p					(0.3p )
Diluted earnings / (loss) per ordinary share	1.3p	21.1p					(0.3p )
Shares used in computing earnings / (loss) per share:
Basic (’000)	1,016,484	19,439					1,328,916 (1)
Diluted (’000)	1,033,307	21,690					1,328,916 (1)

(1)	Basic unaudited pro forma loss per ordinary share is calculated based on the issuance of approximately 312 million shares of ARM ordinary stock in the merger. The computation of diluted loss per ordinary share for the year ended December 31, 2003 does not include outstanding options to purchase 183.9 million shares during fiscal 2003 because inclusion of such options would have been anti-dilutive.
(2)	Adjustment rounds to an amount which is de minimis.

The accompanying notes are an integral part of these unaudited combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Balance Sheet

(in thousands, except per share amounts)

	As of September 30, 2004
	ARM	Artisan	Pro forma adjustments (see note 2)		Pro forma Combined
Assets
Current assets:
Cash and cash equivalents	£137,491	£55,357	£(95,253	)(a)	£97,595
Short-term investments and marketable securities	37,059	19,734	(30,000	)(a)	26,793
Accounts receivable, net	20,603	13,468	—		34,071
Inventory	1,067	—	—		1,067
Prepaid expenses and other assets	12,201	2,364	—		14,565
Deferred tax asset	—	1,217	—		1,217

Total current assets	208,421	92,140	(125,253)		175,308

Long-term marketable securities	—	9,829	—		9,829
Deferred tax asset	3,815	9,896	—		13,711
Property and equipment, net	11,819	2,946	—		14,765
Intangible assets	5,525	2,412	71,953	(b)	79,890
Goodwill	9,396	17,987	317,522	(b)	344,905
Investments	9,443	—	—		9,443
Other assets	—	280	—		280

Total assets	248,419	135,490	264,222		648,131

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,254	279	—		2,533
Income tax payable	8,129	986	—		9,115
Personnel taxes	1,060	—	—		1,060
Accrued liabilities	14,392	4,611	12,575	(c)	31,578
Deferred revenue	12,604	6,199	(663	)(d)	18,140
Dividends	2,857	—	—		2,857

Total current liabilities	41,296	12,075	11,912		65,283

Deferred revenue	—	456	(276	)(d)	180
Income tax payable	—	2,177	—		2,177
Deferred tax liability	691	961	28,785	(i)	30,437
Other liabilities	—	448	—		448

Total liabilities	41,987	16,117	40,421		98,525

Shareholders’ equity
Ordinary shares	513	13	143	(e)(h)	669
Additional paid-in capital	63,691	109,224	247,576	(e)(h)	420,491
Deferred stock-based compensation	(1,093)	(28)	(10,329	)(e)(j)	(11,450)
Treasury stock	(7,485)	—	—		(7,485)
Retained earnings	148,911	10,255	(13,680	)(e)(l)	145,486
Other comprehensive income:
Unrealized holding gain (loss) on available-for-sale and marketable securities, net of tax	4,221	(91)	91	(e)	4,221
Cumulative translation adjustment	(2,326)	—	—		(2,326)

Total shareholders’ equity	206,432	119,373	223,801		549,606

Total liabilities and shareholders’ equity	£248,419	£135,490	£264,222		£648,131

The accompanying notes are an integral part of these unaudited combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Note 1—Preliminary Purchase Price

The unaudited pro forma combined condensed consolidated financial information reflects an estimated purchase price for Artisan of approximately £494.2 million ($894.6 million).

In accordance with EITF 99-12, Determination of the Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination, the estimated fair value of the ARM ADSs issued of £278.9 million is based on the five day average market price of ARM ADSs for two trading days before, after and including August 23, 2004, the announcement date of the signing of the merger agreement. Any subsequent change in consideration pursuant to further negotiations may result in a change to the date at which the fair value of consideration is measured.

The fair value of the share options over ARM ADSs of £78.0 million was estimated by applying the Black-Scholes model to the number of ARM options expected to be issued in exchange for the Artisan share options outstanding at the announcement date, utilizing a five day average of the market value of ARM ADSs for two trading days before, after and including August 23, 2004. The number of ARM options actually issued will be computed based on a formula which incorporates the market price of ARM ADSs at completion. The following weighted-average assumptions have been made: expected average life at grant of the Artisan options of six years; dividend yield of 0.7%; volatility rates between 80% and 94%; and a risk-free interest rate of 4.5%.

The estimated total purchase price for the acquisition is as follows (in thousands):

Cash	£125,253
Fair value of ARM ordinary shares to be issued	278,945
Fair value of stock options	78,011
Estimated direct acquisition costs	12,023

£494,232

The final purchase price is dependent on the actual amount of cash to be paid, the actual number of ARM ordinary shares issued, the actual number of share options ARM issues to replace Artisan share options and actual direct merger costs. The total share element of the consideration is determined by multiplying the number of Artisan shares outstanding at completion, assuming no dissenting shares, by the share exchange ratio of 4.41. The total cash element of the consideration is determined by multiplying a fixed amount per share by the number of Artisan shares outstanding at completion, and assuming no dissenting shares, is not dependent on the elections made by individual shareholders. Under the purchase method of accounting, the total estimated purchase price is allocated to Artisan’s net tangible and intangible assets based on their estimated fair value as of the date of completion of the merger. Based on the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on ARM’s final analysis which will be finalized shortly following the completion of the merger, is as follows (in thousands):

Cash, cash equivalents and marketable securities	£84,920
Tangible assets	30,171
Amortizable intangible assets:
Developed technology	19,282
Patents / core technology	12,431
Existing agreements and customer relationships	38,564
Trademarks / tradenames	2,652
Order backlog	1,436
In-process research and development	3,425
Deferred stock-based compensation	10,357
Goodwill	335,509

Total assets acquired	538,747

Liabilities assumed	(14,217)
Restructuring liabilities	(552)
Deferred tax liability for acquired intangibles	(29,746)

Net assets acquired	£494,232

Tangible assets acquired. Net tangible assets acquired of approximately £30.2 million consisted primarily of accounts receivable, a deferred tax asset, property and equipment and prepayments and other assets.

Developed technology. Existing developed technology of approximately £19.3 million and patents and core technology of approximately £12.4 million included intellectual property components for use in system-on-a-chip integrated circuits and consisted of the following:

•	embedded memory;

•	standard cell;

•	input/output components; and

•	analog and mixed-signal products.

In addition, developed technology included a combination of processes, patents, patent applications, core modular architecture and trade secrets that are the building blocks for the technology.

At the date of acquisition, the developed technology was complete and had reached technological feasibility. Any costs to be incurred in the future will relate to the ongoing maintenance of the developed technology and will be expensed as incurred. To estimate the fair value of the developed technology, an income approach was used with a discount rate of 14% for existing technology and 16% for patents and core technology, which included an analysis of future cash flows and the risks associated with achieving such cash flows. All developed technologies are being amortized over their estimated useful lives of four to five years.

Existing agreements and customer relationships and order backlog. The customer base of £38.6 million and order backlog of £1.4 million represented the fair value of the existing customer relationships and contracts, royalty arrangements, and support and maintenance agreements. To estimate the fair value of the customer base and order backlog, a cost approach (replacement value) was used. The customer base and order backlog are being amortized over their estimated useful lives of three to six years for customer base and 12 months for order backlog.

Trademarks and tradenames. The fair value assigned to trademarks and tradenames, including the company name Artisan, was estimated using the income approach, which discounts the present value of attributable cash flows at a discount rate of 16%.

In-process research and development. Development projects that had reached technological feasibility were classified as developed technology and the value assigned to developed technology was capitalized. Expensed in-process research and development of approximately £3.4 million reflected certain research projects that had not yet reached technological feasibility and commercial viability or had no alternative future use at the time of the acquisition. The fair value assigned to in-process research and development was estimated using the income approach, which discounts to present value the cash flows attributable to the technology once it has reached technological feasibility using a discount rate of 19%.

Deferred stock-based compensation. Deferred stock-based compensation relates to the unvested stock options issued as part of the acquisition, recorded in accordance with FIN 44. This amount will be amortized over the estimated service period in accordance with FIN 28.

Goodwill. Goodwill of approximately £335.5 million represented the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The pervasiveness of Artisan’s technology among design teams at more than 2,000 companies worldwide, its relationships with multiple foundries and its expertise in the development of physical intellectual property components provides a significant platform for future growth. This platform for growth, together with the ability to acquire the Artisan workforce, were major contributing factors in the establishment of the purchase price, giving rise to a meaningful amount of goodwill in addition to significant intangible assets. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, ARM is not amortizing goodwill relating to the Artisan acquisition. ARM will carry the goodwill at cost and test it for impairment annually and whenever events indicate that an impairment may have occurred.

The preliminary purchase price allocation for Artisan is subject to revision as more detailed analysis is completed and additional information on the fair values of Artisan’s assets and liabilities become available. Any change in the fair value of the net assets of Artisan will change the amount of the purchase price allocable to goodwill. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

Restructuring liabilities

In accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, liabilities have been recognized to the extent that an appropriately detailed management plan has been formulated at consummation of the merger and to the extent that: the costs have no future economic benefit to the combined company in the course of activities prior to the closing of the merger; and the costs are to be incurred by the combined company under a contractual obligation of the acquired company prior to the closing of the merger.

Note 2—Pro Forma Adjustments

Certain reclassifications have been made to conform Artisan historical and pro forma amounts to ARM’s financial statement presentation.

The accompanying unaudited pro forma combined condensed consolidated financial statements have been prepared as if the merger was completed on September 30, 2004 for balance sheet purposes and as of January 1, 2003 for statements of operations purposes and reflect the following pro forma adjustments:

(a) To reflect the cash portion of the merger of $9.60 per outstanding share of Artisan common stock (assuming no dissenting shares) for a total of £125.3 million and the resulting decrease in interest income for the nine months ended September 30, 2004 and the year ended December 31, 2003 of £3.8 million and £4.3 million, respectively. The decrease in interest income was estimated by applying the average rate of interest achieved by ARM in the respective periods to the cash element of the consideration.

(b) To eliminate Artisan’s existing intangible assets and to establish amortizable intangible assets and non-amortizable goodwill.

(c) To record £12.0 million of estimated direct acquisition costs, included within accrued liabilities and £0.6 million of estimated integration costs to be incurred as a result of the acquisition. Actual amounts could differ significantly upon completion of the merger.

(d) To record a £0.9 million reduction in Artisan’s deferred revenue for which no future services need to be performed.

(e) To eliminate the historical stockholders’ equity of Artisan of £119.4 million.

(f) To adjust the provision for (benefit from) taxes to reflect the impact of the pro forma adjustments using the relevant statutory tax rate.

(g) To eliminate the amortization of Artisan’s historical intangibles and previous write-offs of £0.3 million (during the year ended September 30, 2003) in respect of in-process research and development and to reflect amortization of the amortizable intangible assets on a straight-line basis resulting from the acquisition. The weighted average life of amortizable intangible assets is approximately 5 years.

(h) To record the estimated fair value of ARM ordinary shares and share options issued in the merger of £278.9 million and £78.0 million respectively.

(i) To eliminate the deferred tax liability relating to existing Artisan intangibles and record a deferred tax liability related to identifiable intangible assets for £29.7 million.

(j) To record deferred stock-based compensation and compensation expense related to the unvested stock options issued as part of the acquisition which are amortized over the estimated service period in accordance with FIN 28, and to eliminate the deferred stock-based compensation of £0.03 million at September 30, 2004 and compensation credit of £0.03 million in the nine month period ended September 30, 2004 and £0.2 million expense in the fiscal year ended September 30, 2003 related to the unvested stock options issued as part of the NurLogic acquisition by Artisan in the fiscal year ended September 30, 2003.

(k) To record the results of NurLogic for the period prior to acquisition by Artisan on February 19, 2003.

(l) To write-off the in-process research and development intangible asset acquired of £3.4 million.

(m) To eliminate acquisition-related expenses incurred by Artisan in the nine months ended September 30, 2004.

There were no significant transactions between ARM and Artisan during the periods presented.

The unaudited pro forma combined condensed provision for (benefit from) income taxes may not represent the amounts that would have resulted had ARM and Artisan filed consolidated income tax returns during the periods presented.

Based on the finalization of the valuation, purchase price allocation, integration plans and other factors, the pro forma adjustments may change from those presented in these pro forma combined financial statements. A change in the value assigned to long-lived tangible and intangible assets and liabilities could result in a reallocation of the purchase price and a change in the pro forma adjustments. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

The statements of operations omit the charge for in-process research and development of £3.4 million.

Note 3—Reclassifications to Artisan Financial Statement Presentation

No adjustments for accounting policy alignments have been identified. Reclassifications have been made to the underlying Artisan statement of operations prepared under U.S. GAAP to conform to ARM’s statement of operations presentation. The reclassifications made to Artisan’s statement of operations to conform to ARM’s presentation and descriptions of the reclassifications were as follows:

	Nine Months Ended September 30, 2004
	Artisan	Presentation adjustments		Artisan (as adjusted)
	(in thousands)
Revenues:
License	£24,735	£(24,735	)(a)	£—
Net royalty	12,851	(12,851	)(a)	—
Product revenues	—	34,967	(a)	34,967
Service revenues	—	2,619	(a)	2,619

Total revenues	37,586	—		37,586

Cost of revenues:	(8,632)	8,632	(a)	—
Product costs	—	(8,048	)(a)	(8,048)
Service costs	—	(584	)(a)	(584)

Total cost of revenues	(8,632)	—		(8,632)

Gross profit	28,954	—		28,954

Operating expenses:
Research and development	(7,301)	1	(b)	(7,300)
Sales and marketing	(6,374)	10	(b)	(6,364)
General and administrative	(4,181)	(36	)(b)	(4,217)
Amortization of intangibles acquired through business combinations	(1,476)	—		(1,476)
Deferred stock-based compensation	—	25	(b)	25

Total operating expenses	(19,332)	—		(19,332)

Income from operations	9,622	—		9,622
Interest, net	722	—		722

Income before income tax	10,344	—		10,344
Income tax	(1,818)	—		(1,818)

Net income	£8,526	£—		£8,526

	Year Ended September 30, 2003
	Artisan	Presentation adjustments		Artisan (as adjusted)
	(in thousands)
Revenues:
License	£36,186	£(36,186	)(a)	£—
Net royalty	6,581	(6,581	)(a)	—
Product revenues	—	39,140	(a)	39,140
Service revenues	—	3,627	(a)	3,627

Total revenues	42,767	—		42,767

Cost of revenues:	(10,755)	10,755	(a)	—
Product costs	—	(10,400	)(a)(b)	(10,400)
Service costs	—	(346	)(a)	(346)

Total cost of revenues	(10,755)	9		(10,746)

Gross profit	32,012	9		32,021

Operating expenses:
Research and development	(11,472)	136	(b)	(11,336)
Sales and marketing	(9,065)	47	(b)	(9,018)
General and administrative	(3,986)	13	(b)	(3,973)
Amortization of intangibles acquired through business combinations	(2,726)	—		(2,726)
In-process research and development	(325)	—		(325)
Stock-based compensation	—	(205	)(b)	(205)

Total operating expenses	(27,574)	(9)		(27,583)

Income from operations	4,438	—		4,438
Interest	835	—		835

Income before income tax	5,273	—		5,273
Income tax	(690)	—		(690)

Net income	£4,583	£—		£4,583

(a)	Reclassification to present product and services revenues and cost of revenues separately.
(b)	Reclassification to present separately stock-based compensation costs arising on the acquisition of NurLogic.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS FOR ARM

Operating and financial review

The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements of ARM for the nine months ended September 30, 2004 and 2003, and notes thereto included elsewhere in this document and the audited consolidated financial statements contained in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this document.

Market conditions

Activity levels in the semiconductor industry were higher during the first nine months of 2004 as compared to the first nine months of 2003. ARM’s broad technology portfolio and the increasing adoption of ARM architecture among semiconductor companies has led to an improved economic environment for ARM with growth being achieved across ARM’s licensing and royalty revenue streams.

Critical accounting policies and estimates

ARM’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements contained in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this document. ARM believes ARM’s most critical accounting policies relate to the following: revenue recognition and cost estimation on certain contracts for which ARM uses a percentage of completion method of accounting, the estimates of useful economic lives for its fixed assets and providing for loss contingencies in connection with litigation.

The impact and any associated risks related to these policies on ARM’s business operations are discussed in “Item 5. Operating and Financial Review and Prospects” in ARM’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this document, where such policies affect its reported and expected financial results. Note that ARM’s preparation of this document requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of its financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue recognition

Revenue from license fees is recognized using the percentage to completion method where a license agreement is determined to include deliverables that require “significant production, modification or customization.” Management judgment is required in making this determination. In such cases, estimates are made in relation to the application of the percentage to completion method, and revenue is recognized over the period from signing of the license to customer acceptance and satisfaction of all outstanding obligations. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. Percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project, compared with the total estimated project time.

The actual time incurred in the project is built up from timesheets completed by all employees working on engineering projects, and subject to an internal review that ensures accurate and timely completion of timesheets. Estimates of expected project time are based on prior experience of customization, the maturity of the technology and prior experience with the same or similar technology. The status of projects is regularly reviewed by management and updated as necessary. The percentage completed, as calculated using the timesheet and project data is then evaluated with respect to certain milestones that may have passed. These milestones include, but are not necessarily limited to, delivery to the license partner, evaluation of the ARM test chip and customer verification.

The final percentage to completion is decided upon once the timesheet and projected data have been reviewed and the status of the project and the tasks attached to the recognition of revenue have been considered by management.

Under the percentage to completion method, revenues are only recognized when collection of the related receivable is deemed probable and provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

Because agreements including rights to unspecified products are accounted for using subscription accounting, revenue from the arrangement is recognized over the term of the agreement, or is based on an estimate of the economic life of the products offered, beginning with the delivery of the first product.

A number of our agreements involve multiple elements which do not require “significant production, modification or customization”. These arrangements range from one product with the associated PCS, to many products with the related PCS obligations. All our standard license agreements contain explicit rights to PCS, which is separately priced in the contract. In these instances, the total fees from the arrangement are allocated among the elements based on vendor-specific objective evidence (“VSOE”) of fair value, in conformity with paragraph 10 of SOP97-2. Typically, the only element in a multiple element arrangement for which we consider that we have VSOE of fair value under SOP97-2 are those related to PCS arrangements. Thus, where an undelivered element other than support and maintenance is included within a contractual arrangement, no revenue is recognized under that arrangement until all elements other than PCS have been delivered.

Revenue earned from post-contract support, including maintenance and training, is determined based on ARM’s price list for the support when sold separately. The price list is established and regularly reviewed by management. Revenue for post-contract support is recognized on a straight-line basis over the period for which support is contractually agreed.

Royalty revenue is earned on sales by customers of products containing ARM technology and is recognized in the quarter when ARM receives notification from the customer of product sales. Revenue from consulting projects, which are typically of short duration, is recognized when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For longer-term and more complex consulting projects, typically containing several project milestones, where significant modification to ARM core-based intellectual property is required, revenue is recognized on a percentage to completion basis as milestones are achieved. This method approximates to percentage to completion based on labor inputs.

Revenue from sales of development boards and software toolkits are recognized when the related goods are delivered and collectibility is probable.

Amounts invoiced to customers in advance of revenue recognition are recorded as deferred revenues.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of ARM’s revenue recognition policies, including the calculation of percentage to completion, affect the amounts reported in ARM’s financial statements. If ARM’s business conditions were different, or if ARM used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ARM’s financial statements. For example, if ARM underestimates the complexity of any project and the expected project time, then ARM may recognize revenue too early in the project and may need to recognize further revenue from the project over a longer period than initially anticipated. The risk of an inaccurate estimation will rise as the technological novelty of the project rises and the impact on ARM’s financial results of an inaccurate estimation will depend on the significance of the relevant project. However, ARM’s growing experience with respect to such estimations and assumptions and its review of such estimations and assumptions throughout the life of a project provide reassurance regarding the accuracy and consistency of its approach.

Purchased goodwill and licenses

Goodwill, which is the difference between the fair value of the consideration and the fair value of the assets and liabilities assumed, arises on the acquisition of businesses. Until the adoption of SFAS 142, goodwill was amortized on a straight line basis over periods of up to three years, determined in each case by reference to employee turnover rates and the individual technology acquired with the acquisitions. In accordance with SFAS 142, goodwill is no longer amortized and is instead tested for impairment at least annually.

ARM assesses the impairment of long-lived assets, identifiable intangibles and related goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current or projected losses that demonstrate continuing losses associated with an asset, or (iv) a significant decline in ARM’s market capitalization, for an extended period of time, relative to net book value. When ARM determines that there is an indicator that the carrying value of long-lived assets, identifiable intangibles and related goodwill may not be recoverable, ARM measures impairment based on estimates of future conditions such as future revenues, gross margins and operating expenses, the fair values of certain assets based on appraisals and industry trends.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of ARM’s intangible and tangible fixed asset accounting policies affect the amounts reported in ARM’s financial statements, especially its estimates of the expected useful economic lives and the carrying values of those assets. If ARM’s business conditions were different, or if ARM used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ARM’s financial statements.

Loss provisions

Over recent years, as ARM has established an increasing number of partners, its intellectual property has become more widely accepted and as its balance sheet has become stronger, ARM has become involved in more litigation and claims have been asserted against ARM more frequently.

An estimated loss from a loss contingency is accrued by a charge to income if both the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements (it is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss); and (ii) the amount of loss can be reasonably estimated.

Application of these accounting principles to potential losses that could arise from intellectual property disputes is inherently difficult given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such disputes requires management to make determinations about various factual and legal matters beyond ARM’s control. To the extent management’s determinations at any time do not reflect subsequent developments or the eventual outcome of any dispute, future income statements and balance sheets may be materially affected with an adverse impact upon its results of operation and financial position. Among the factors that ARM considers in making decisions on provisions are the nature of the litigation, claim, or assessment, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, the experience of ARM in similar cases, and any decision of ARM’s management as to how ARM intends to respond to the litigation, claim, or assessment. The fact that legal counsel is unable to express an opinion that the outcome will be favorable to ARM does not necessarily mean that the above conditions for accrual of a loss are met.

Results of operations

The table below sets forth, for the periods indicated; the percentage of total revenues represented by certain items reflected in ARM’s consolidated statements of income.

	Nine Months Ended September 30,
	2004	2003
Revenues:
Product revenues	90.3%	88.5%
Service revenues	9.7	11.5

Total revenues	100.0	100.0

Cost of revenues:
Product costs	3.8	4.3
Service costs	3.5	4.0

Total cost of revenues	7.3	8.3

Gross profit	92.7	91.7

Operating expenses:
Research and development	33.6	39.0
Sales and marketing	15.8	18.0
General and administrative	18.1	17.6

Total operating expenses	67.5	74.6

Income from operations	25.2	17.1
Interest, net	4.5	3.7
Minority interest	—	(0.1)

Income before income tax	29.7	20.7
Provision for income taxes	8.6	6.4

Net income	21.1%	14.3%

Total revenues. Total revenues were £111.4 million in the nine months ended September 30, 2004, an increase of 18% from £94.1 million in the nine months ended September 30, 2003. The majority of revenues are denominated in dollars. The actual average dollar exchange rate in the nine months ended September 30, 2004 was $1.82 (compared to the effective average exchange rate for ARM of $1.77) compared to $1.61 in the nine months ended September 30, 2003. The variation in exchange rates between periods has had the effect of reducing total reported pound sterling revenues by approximately £13.1 million.

Product revenues. Product revenues consist of license fees, sales of development systems and royalties. Product revenues for the nine months ended September 30, 2004 and the nine months ended September 30, 2003 were £100.6 million and £83.3 million, respectively, representing 90% and 88% of total revenues.

License revenues were £43.2 million in the nine months ended September 30, 2004, an increase from £37.9 million in the nine months ended September 30, 2003, representing approximately 39% and 40% of total revenues. The nine months ended September 30, 2004 saw an increase in the licensing of the ARM11 family of products. Having signed five licenses in each of 2002 and 2003, ARM signed a further 12 ARM 11 licenses in the nine months ended September 30, 2004, bringing the cumulative number of licenses signed to 22. There are now four ARM11 family cores available for licensing.

The nine months ended September 30, 2004 reflected a shift towards subscriptions and architecture licenses which accounted for 36% of license revenue as compared to 22% in the nine months ended September 30, 2003.

All other ARM product family licenses declined other than the ARM11 family which increased to 15% of license revenues in the nine months ended September 30, 2004 and from 6% of license revenues in the nine months ended September 30, 2003.

A total of 46 licenses for microprocessor cores were signed in the nine months ended September 30, 2004, compared to 35 licenses in the nine months ended September 30, 2003. These 46 licenses comprised 28 multi-use licenses, 16 per-use licenses, one architecture license and one foundry license. 11 new companies joined the ARM partnership in the first nine months of 2004, bringing the total number of semiconductor partners at September 30, 2004 to 136. This total number of semiconductor partners was net of those companies that have signed licenses with ARM in the past but have since been acquired by other companies or who no longer have access to ARM technology for other reasons.

The sale of non-core licenses, covering items such as platforms, peripherals, embedded trace modules, models, and sub-systems, totalled £6.8 million in the nine months ended September 30, 2004, a slight increase from £6.0 million in the nine months ended September 30, 2003, representing approximately 16% of license revenues in both periods.

An embedded software group within ARM was recently established in order to capitalize on opportunities to generate revenue from software. This group is intended to drive growth in embedded software revenue, build on the strong foundation of the existing Java, Intelligent Energy Manager, TrustZone and Swerve product families and bring more focus to the development of enabling software technology to support further growth of licensing, development systems and data engines revenues. An example of the initiatives being undertaken by this unit is the recent announcement of the development by ARM and Trusted Logic, the embedded systems security experts, of a new TrustZone technology optimized software solution to increase security for the mobile industry. ARM expects the new software to increase electronic transaction security on ARM Powered® mobile phones, set-top boxes and other consumer devices.

Following the acquisition of Adelante Technologies N.V., now ARM Belgium, in July 2003, ARM formally announced the launch of its OptimoDE™ embedded signal processing technology at the Embedded Processor Forum in May 2004. ARM has introduced this technology to address the processing requirements of very data-intensive consumer applications which are often outstripping the capabilities of general-purpose digital signal processors. The OptimoDE product, which comprises a configurable data engine (signal processor) together with related intellectual property and tools, will be deployed in systems alongside existing ARM microprocessor cores and other ARM technology, including the Axys electronic system level design tools, acquired in August 2004.

Revenues from the sale of development systems were £14.1 million for the nine months ended September 30, 2004 a slight increase from £13.9 million in the nine months ended September 30, 2003. Revenues from the sale of development systems represented approximately 13% and 15% of total revenues in the nine months ended September 30, 2004 and 2003, respectively. The majority of ARM’s sales of development systems are in U.S. dollars and the U.S. dollar value of sales of development systems in the nine months ended September 30, 2004 was approximately 15% higher than in the nine months ended September 30, 2003. The effect of the strong pound sterling relating to the U.S. dollar was to increase the pound sterling value of the revenues by a lower percentage than the U.S. dollar value of the revenues. Sales of development systems continued to be affected by increased competition in the debug tools marketplace. The new management team and increased resources assigned to assist the development of the development systems business have continued to yield improvements in results first seen during the fourth quarter of 2003.

In August 2004, ARM added electronic system level (ESL) expertise to its RealView® design tools portfolio with the announcement of the acquisition of Axys Design Automation, Inc., a provider of fast, accurate, integrated, processor and system modelling and simulation solutions. Axys’ ESL products reduce overall system costs by allowing designs to be modelled early in the development cycle, decreasing time-to-market and minimizing design errors.

Royalties are either set as a percentage of the licensee’s net sales price per chip or, less frequently, as a fixed amount and are recognized when ARM receives notification from the customer of product sales. ARM typically recognizes revenues in the quarter following the quarter for which shipments data is received. Royalty data for a year reflects actual shipments made from the beginning of October of the previous year to the end of September of the current year. Royalties for the nine months ended September 30, 2004 were £43.3 million, an increase from £31.5 million in the nine months ended September 30, 2003, and represented 39% and 33% of total revenues in the nine months ended September 30, 2004 and 2003, respectively. Volume shipments of 905 million units in the nine months ended September 30, 2004 showed a 66% increase from 546 million units in the nine months ended September 30, 2003. The increasingly widespread penetration of ARM technology was illustrated by unit shipments across segments other than wireless, growing to 282 million units in the nine months ended September 30, 2004, up 67% on the 169 million units shipped in the nine months ended September 30, 2003, and up 320% on the nine months ended September 30, 2002. The total number of partners shipping ARM technology-based product at September 30, 2004 was 59, after taking into account corporate activity within the ARM partnership.

Service revenues. Service revenues consist of design consulting services and revenues from support, maintenance and training. Service revenues of £10.8 million in the nine months ended September 30, 2004 showed a small drop from £10.9 million in the nine months ended September 30, 2003, representing 10% and 12% of total revenues, respectively, in the nine months ended September 30, 2004 and 2003. The majority of ARM’s service revenues are denominated in U.S. dollars and the U.S. dollar value of service revenue in the nine months ended September 30, 2004 was approximately 10% higher than in the nine months ended September 30, 2003. The effect of the strong pound sterling relative to the U.S. dollar was to reduce the pound sterling value of revenues. Consulting revenues of £1.8 million in the nine months ended September 30, 2004 compare to £1.7 million in the nine months ended September 30, 2003. Revenues from support, maintenance and training of £8.9 million in the nine months ended September 30, 2004 were down from the £9.1 million in the nine months ended September 30, 2003.

Geographic analysis. Operating in a global environment, the geographic destinations of ARM’s revenues fluctuate from period to period depending upon the country of origin of its customers. The pattern of revenues in the nine months ended September 30, 2004 was 52% of revenues from the United States, 20% from Japan, 13% from Asia Pacific, excluding Japan, and 15% from Europe. In the nine months ended September 30, 2003, revenues from the United States represented 52%, 18% from Japan, 12% from Asia Pacific, excluding Japan, and 18% from Europe.

Product costs. Product costs are limited to variable costs of production such as the costs of manufacture of development systems, amortization of ARM’s third-party technology licenses and cross-license payments to collaborative partners. Product costs were £4.2 million in the nine months ended September 30, 2004 and £4.1 million in the nine months ended September 30, 2003, representing 4% of total revenues in both periods. Approximately 58% of total cost of sales were made up of development systems costs in the nine months ended September 30, 2004, with the balance comprising additional costs related to the costs of third-party licenses and cross-license payments to collaborative partners. This compares to approximately 59% of total product cost of sales being made up of development systems costs in the nine months ended September 30, 2003, with the balance being costs associated with third-party licenses. Product gross margin in the nine months ended September 30, 2004 was 96%, compared to 95% in the nine months ended September 30, 2003. ARM does not currently expect a significant increase in product costs in 2004, although this would be subject to significant fluctuations if management were obliged to port further operating systems to run on the ARM architecture.

Service costs. Service costs include the costs of support and maintenance services to licensees of ARM technology as well as the costs directly attributable to consulting work performed for third parties. Cost of services for the nine months ended September 30, 2004 of £3.9 million were up from approximately £3.8 million in the nine months ended September 30, 2003. The gross margins earned on service revenues were approximately 64% in the nine months ended September 30, 2004 and 65% in the nine months ended September 30, 2003. In the nine months ended September 30, 2004, ARM continued to allocate more engineering resource to research and development activities, thus enabling ARM to develop more innovative products and technologies during the first nine months.

Research and development costs. Research and development costs were £37.5 million in the nine months ended September 30, 2004, up from £36.7 million in the nine months ended September 30, 2003. Research and development costs represented 34% and 39% of total revenues in the nine months ended September 30, 2004 and 2003, respectively. Continued investment in research and development remains an essential part of ARM’s strategy since the development of new products to license is key to its ongoing success.

Total engineering headcount at September 30, 2004 was 475, an increase from 445 at September 30, 2003. The increase was predominantly due to the acquisition of Axys.

Sales and marketing. Sales and marketing expenditure in the nine months ended September 30, 2004 of £17.6 million was an increase from £16.9 million in the nine months ended September 30, 2003, and represented 16% of total revenues in the nine months ended September 30, 2004 and 18% in the nine months ended September 30, 2003. Headcount in this area at September 30, 2004 of 208 was slightly up on 206 at September 30, 2003. The total number of offices with salespersons at September 30, 2004 was 17 and at September 30, 2003 was 14. Its global salesforce enables regular contact with ARM’s geographically diverse customer base.

General and administrative. General and administrative headcount at September 30, 2004 of 115 was up from 99 at September 30, 2003. General and administrative costs were £20.1 million in the nine months ended September 30, 2004 and £16.5 million in the nine months ended September 30, 2003, representing 18% of total revenues in both periods. Costs in the nine months ended September 30, 2004 include no impairments made to investments, while £0.6 million was impaired in the nine months ended September 30, 2003. Legal costs of £1.3 million in the nine months ended September 30, 2004 were an increase from £0.7 million in the nine months ended September 30, 2003, largely as a result of annual variations in the amounts of legal expenses relating to patent protection cases and other similar costs. There was a £0.1 million credit related to provisions for doubtful accounts in the nine months ended September 30, 2004 whereas expenses for doubtful accounts were £0.3 million in the nine months ended September 30, 2003. Unrealized future foreign exchange gains on certain committed but not yet invoiced future revenue streams of less than £0.1 million in the nine months ended September 30, 2004, with losses of £0.5 million being recognized as a cost in the nine months ended September 30, 2003, in accordance with SFAS 133. There was a loss on foreign exchange of £1.0 million in the nine months ended September 30, 2004 and an exchange gain of £0.3 million in the nine months ended September 30, 2003. See “Foreign Currency Fluctuations” below.

Amortization of goodwill and intangible assets. As indicated on page F-7 of ARM’s 2003 Form 20-F, purchased patents and licenses to use technology are capitalized and amortized on a straight-line basis over a prudent estimate of the time that ARM is expected to benefit from them. Although an independent valuation is made of any intangible assets purchased as part of a business combination, management is primarily responsible for determining the fair value of intangible assets. Such assets are capitalized and amortized over a period of two to five years, being a prudent estimate of the time that ARM is expected to benefit from them, with the exception of in-process research and development which is written off immediately.

During 2000 a license connected with the rights to use a certain debugging technology for use in ARM’s development systems products was purchased for £2.8 million. This is being amortized over a period of three years with no amortization during the nine months ended September 30, 2004, and £0.7 million amortized in the nine months ended September 30, 2003. ARM also purchased a new license for £1.1 million in 2001 to enable it to produce and license Java technology-related products. This is being amortized over a period of five years with £0.1 million amortized during the nine months ended September 30, 2004 and £0.1 million amortized during the nine months ended September 30, 2003. A further license was purchased in 2002 for £0.2 million. This is being amortized over three years with less than £0.1 million being amortized during each of the nine months ended September 30, 2004 and 2003. An additional two licenses were purchased in 2003 totaling £0.7 million and these are being amortized over three years with £0.2 million being amortized in each of the six months ended September 30, 2004 and 2003.

Following the out of court settlement of ARM’s litigation against picoTurbo, Inc. in December 2001, picoTurbo assigned its intellectual property rights to ARM for a payment of £7.5 million. This is being amortized over four years and £1.5 million was charged to the income statement in the nine months ended September 30, 2004 and £1.1 million in the nine months ended September 30, 2003.

ARM also purchased a patent for £0.7 million in 2002 which is being amortized over five years. The amortization charge for each of the nine months ended September 30, 2004 and 2003 was £0.1 million.

Interest. Interest earned of £5.0 million in the nine months ended September 30, 2004 was up from the £3.5 million earned in the nine months ended September 30, 2003. The growth in interest earned from the nine months ended September 30, 2003 was due to higher average cash balances, and the increases in interest rates which began in late 2003. ARM invested cash balances over periods of up to six months during 2003 and 2004.

Income before income tax. Income before income tax was £33.1 million in the nine months ended September 30, 2004 and £19.4 million in the nine months ended September 30, 2003, representing 30% and 21% of total revenues, respectively. The increase in margins in the nine months ended September 30, 2004 was a result of improved revenues compared to the nine months ended September 30, 2003.

Tax charge. ARM’s effective tax rates were 29.1% in the nine months ended September 30, 2004 and 30.8% in the nine months ended September 30, 2003. The effective tax rate fell in the nine months ended September 30, 2004 due to the lower level of disallowable expenses in the nine months ended September 30, 2004.

Liquidity and capital resources. ARM’s operating activities provided net cash of £30.0 million and £26.4 million in the nine months ended September 30, 2004 and the nine months ended September 30, 2003, respectively. In the nine months ended September 30, 2004, the significant items impacting on cash generated from operations were the increase in accounts receivable of £2.8 million, the increase in income tax creditor of £2.0 million (net of withholding tax receivables) and the decrease in accruals of £2.6 million. In the nine months ended September 30, 2003, accounts receivable decreased by £1.9m, the income tax creditor decreased £0.9 million and accruals decreased by £0.1 million. Accounts receivable increased in the first nine months of 2004 as a result of the increased sales in the period, specifically invoicing prior to the respective reporting dates. Debtor days have actually reduced despite the increase in overall receivables. The income tax creditor broadly follows profitability and thus grew during 2004 due to the increased profits made in the period and thus a larger sum due to the tax authorities. Conversely it decreased in the corresponding period in 2003 as a result of reduced profits compared to the previous year. Accruals reduced in the same period predominantly due to the payment of the legal settlement to Herodion, partially offset by the increase in provision for staff costs. Accounts payable decreased by £0.4 million in the nine months ended September 30, 2004 compared to a decrease of £2.9 million in the nine months ended September 30, 2003. ARM entered into several leases for design automation tools during 2002, with the result that accounts payable were unusually high at the end of 2002. In the nine months ended September 30, 2004, prepaid expenses (net of withholding tax receivables) increased by £0.2 million, compared to a decrease of £2.5 million in the nine months ended September 30, 2003. During 2002, ARM entered into several leases for design automation tools, which resulted in a large prepaid expenses balance at the end of 2002, but fell during 2003 as a result of the prepaids being expensed and renewals being for shorter periods. ARM believes that the ARM group as enlarged by the acquisition of Artisan has sufficient working capital for the next 12 months.

At September 30, 2004, ARM recorded approximately £12.6 million in deferred revenues, which represented cash or receivables scheduled to be recognized as revenues in varying amounts after September 30,

2004. At September 30, 2003, ARM recorded approximately £13.5 million in deferred revenues. Deferred revenues are an element of customer backlog, and represents amounts invoiced to customers not yet recognized as revenues in the income statement. As such, this balance fluctuates due to the maturity profile of ARMs products, and invoicing milestones within contracts.

Cash flow from operations has been used to fund the working capital requirements of ARM as well as capital expenditure and the acquisition of strategic investments. Capital expenditure in the nine months ended September 30, 2004 was £3.2 million, compared to £1.7 million in the nine months ended September 30, 2003. In the nine months ended September 30, 2004, £2.3 million was spent on computer equipment and software. In the nine months ended September 30, 2003, £1.3 million was spent on office improvements with £0.4 million spent on computer equipment and software.

In the nine months ended September 30, 2003, ARM acquired the 15% minority interest in ARM Korea Limited for cash consideration of £3.0 million, bringing its holding to 100%. In August 2004, ARM acquired Axys Design Automation, Inc., which gave rise to a net cash outflow of £6.8 million.

ARM envisions making strategic investments in the future, in situations where ARM can broaden its product portfolio, where it can obtain skilled engineering resources and where the potential for furthering ARM core-based design wins is improved significantly.

Cash and short-term investment balances at September 30, 2004 were £174.6 million compared to £151.4 million at September 30, 2003. The proportion of funds invested with banks in deposits with maturities of more than three months at inception increased from September 30, 2003 compared with September 30, 2004. At September 30, 2004, accounts receivable net of allowances for doubtful debts were £20.6 million and were £19.5 million at September 30, 2003.

Foreign currency fluctuations. ARM’s earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the U.S. dollar to pound sterling rates, because most of ARM’s revenues and cash receipts are denominated in U.S. dollars while a high proportion of its costs are in pounds sterling.

ARM reduces this U.S. dollar/pounds sterling risk where possible by currency hedging. Due to the high value and timing of receipts on individual licenses and the requirement to settle certain expenses in U.S. dollars, ARM reviews its foreign exchange exposure on a transaction by transaction basis. It then hedges this exposure using forward contracts for the sale of U.S. dollars, which are negotiated with major U.K. clearing banks. The average size of each forward contract was $4.4 million in the nine months ended September 30, 2004 and $5.5 million in the nine months ended September 30, 2003. ARM does not currently use any other financial instruments or derivatives, although ARM is reviewing the use of other financial instruments such as currency options. The settlement period of the forward contracts outstanding at September 30, 2004 is between October 8, 2004 and February 1, 2005.

Quantitative and qualitative information on market risk

During the preceding fiscal year, ARM was exposed to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the pound sterling. ARM transacts business in approximately eight currencies worldwide, of which the most significant to ARM’s operations were the U.S. dollar, the euro and the Japanese yen for the preceding fiscal year. For most currencies ARM is a net receiver of foreign currencies and therefore benefits from a weaker British pound and is adversely affected by a stronger pound sterling relative to those foreign currencies. ARM has performed a sensitivity analysis as of September 30, 2004 and December 31, 2003 and 2002, using a modelling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the pound sterling with all other variables held constant. The analysis covers all of ARM’s foreign currency contracts offset by the underlying exposures.

The foreign currency exchange rates used were based on market rates in effect at September 30, 2004 and December 31, 2003 and 2002. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in the fair values of ARM’s foreign exchange derivative financial instruments, net of exposures, of £0.7 million at September 30, 2004, £0.7 million at December 31, 2003 and £0.2 million at December 31, 2002.

Off-Balance sheet arrangements and aggregate contractual obligations

ARM’s major outstanding contractual commitments relate to office facilities and certain equipment under non-cancellable operating lease agreements which expire at various dates through 2018. ARM’s contractual commitments as of September 30, 2004 are disclosed on page F-8 of the condensed consolidated financial statements.

ARM does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Recently issued accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB 51, which subsequently has been revised by FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46-R is effective for VIEs created after January 31, 2003 and is effective for all VIEs created before February 1, 2003 that are Special Purpose Entities (“SPEs”) in the first reporting period ending after December 15, 2003 and for all other VIEs created before February 1, 2003 in the first reporting period ending after March 15, 2004. ARM believes there are no entities qualifying as VIEs and the adoption of FIN 46-R to date has not had any effect on ARM’s financial position, cash flows or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The adoption of SFAS 150 did not have a material impact on ARM’s financial position or results of operations.

FEES AND EXPENSES

Pursuant to the merger agreement, ARM and Artisan have agreed to each pay half of certain expenses. See “The Merger Agreement—Expenses; Payment of Termination Fees.”

ARM and its subsidiary, Salt Acquisition Corporation, estimate that they will incur fees and expenses in connection with the merger of approximately $15 million.

Artisan estimates that it will incur fees and expenses in connection with the merger of approximately $12 million.

In addition, ARM estimates that the U.K. stamp duty payable in connection with the deposit of the ARM ordinary shares underlying the ARM ADSs to be issued pursuant to the merger will be approximately $7 million.

These fees and expenses related to the merger will be financed from generally available funds of ARM and Artisan. If the merger is completed, ARM will pay all transfer taxes applicable to the issuance of ARM ADSs or ARM ordinary shares pursuant to the merger.

Neither ARM nor Artisan will pay any fees or commissions to any broker or dealer or any person, other than the exchange agent and Innisfree M&A Incorporated, for soliciting Artisan stockholders with respect to the merger. Upon request, Artisan will reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

WHERE ARTISAN STOCKHOLDERS CAN FIND MORE INFORMATION

Artisan files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. ARM files annual and special reports with the SEC under the Exchange Act. Artisan stockholders may read and copy this information at the SEC’s Public Reference Room, 450 Fifth St., N.W., Suite 1024, Washington, D.C. 20549 and the SEC’s Northeast Regional Office, 233 Broadway, New York, New York 10279. Artisan stockholders may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like Artisan and ARM, that make electronic filings with the SEC. The address of that site is http://www.sec.gov.

ARM has filed a registration statement on Form F-4 to register with the SEC the ARM ordinary shares and ARM ADSs to be issued to Artisan stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of ARM in addition to being a proxy statement of Artisan for the its special meeting. As permitted by SEC rules, this joint document does not contain all the information that Artisan stockholders can find in the registration statement or the exhibits to that statement.

The SEC allows ARM and Artisan to “incorporate by reference” information into this document. This means that ARM and Artisan can disclose important information to Artisan stockholders by referring Artisan stockholders to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that ARM and Artisan have previously filed with the SEC. These documents contain important information about ARM and Artisan and their financial performance.

ARM SEC Filings (File No. 000-29644)	Period
Annual Report on Form 20-F	Year ended December 31, 2003
Special Report on Form 6-K	Filed August 24, 2004
Special Report on Form 6-K/A	Filed August 25, 2004
Special Report on Form 6-K	Filed August 31, 2004

Artisan’s SEC Filings (File No. 000-23649)	Period
Current Report on Form 8-K	Filed February 26, 2003
Annual Report on Form 10-K	Fiscal year ended September 30, 2004
Registration Statement on Form 8-A/A	Filed September 3, 2004

ARM and Artisan are also incorporating by reference additional documents that ARM and Artisan file with the SEC pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the meetings.

ARM has supplied all information contained or incorporated by reference in this document relating to ARM, and Artisan has supplied all information relating to Artisan.

Artisan stockholders may already have been sent some of the documents incorporated by reference, but Artisan stockholders can obtain any of them from ARM, Artisan or the SEC. Documents incorporated by reference are available from ARM or Artisan, as the case may be, without charge, excluding all exhibits, unless the exhibits have specifically incorporated by reference in this document. Artisan stockholders obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following address:

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ, United Kingdom

Attention: Investor Relations

Telephone Number: (011) (44) 1223 400 400

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089

Attention: Investor Relations

Telephone Number: (408) 548-3122

If Artisan stockholders would like to request documents, please do so by December 16, 2004 to receive them before the stockholders’ meetings. The appropriate party shall send the documents by first class mail within one business day of receiving the request.

Additional information can be obtained by visiting ARM’s web site at www.arm.com and Artisan’s website at www.artisan.com. Website materials are not part of this document.

Artisan stockholders should rely only on the information contained or incorporated by reference in document to vote on the proposals described herein. ARM and Artisan have not authorized anyone to provide Artisan stockholders with information that is different from what is contained in this document. This document is dated November •, 2004. Artisan stockholders should not assume that the information in this document is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of ARM ordinary shares in the merger shall create any implication to the contrary.

LEGAL MATTERS

Linklaters, special counsel to ARM, will opine on the validity of the ARM ordinary shares to be issued to Artisan shareholders in the merger. It is a condition to the completion of the merger that ARM and Artisan receive opinions from Davis Polk and Wilson Sonsini, respectively, to the effect that, among other things, the merger will be a reorganization for federal income tax purposes. Robert P. Latta, a member of Wilson Sonsini, is also a director of Artisan. See “The Merger Agreement—Principal Conditions to Completion of the Merger” and “Material Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.”

EXPERTS

The consolidated financial statements of ARM incorporated in this document by reference to the ARM’s Annual Report on Form 20-F for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Artisan incorporated in this document by reference to the Artisan’s Annual Report on Form 10-K for the year ended September 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of NurLogic Design, Inc., incorporated in this document by reference to Artisan’s Current Report on Form 8-K as filed on February 26, 2003, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

U.K. LISTING PARTICULARS AND CIRCULAR

ARM is convening an extraordinary general meeting of its ordinary shareholders, and distributing to those shareholders a circular in relation to the merger which has been prepared in compliance with the listing rules of the U.K. Listing Authority. ARM will also deliver a copy of a document comprising the U.K. listing particulars relating to ARM in accordance with the listing rules of the U.K. Listing Authority to the Registrar of Companies in England and Wales for registration. Each of these documents will become available for inspection at the offices of Linklaters, One Silk Street, London, EC2Y 8HQ, United Kingdom until the earlier of the date on which the merger becomes effective or termination of the merger agreement. Summary Listing Particulars are attached as Annex H to this document. Neither the circular, the listing particulars, nor the documents listed in the summary particulars as available for inspection form part of, or are incorporated into, this document, except to the extent otherwise specifically provided herein.

FUTURE STOCKHOLDER PROPOSALS

Artisan held its 2004 annual meeting of stockholders on March 11, 2004. Artisan will hold a 2005 annual meeting of stockholders only if the merger is not completed. In the event that Artisan holds a 2005 annual meeting, any proposal of an Artisan stockholder must be received by the Secretary of Artisan no later than September 29, 2004 in order to be considered for inclusion in the Artisan 2005 annual meeting proxy materials. Any proposal so provided will be subject to Rule 14a-8 of the rules and regulations under the Exchange Act. Artisan has not received any proposals to date.

ARM HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Nine Months Ended September 30,
	2004 (1)	2004		2003
Revenues
Product revenues	$182,053	£100,582		£83,261
Service revenues	19,512	10,780		10,857

Total revenues	201,565	111,362		94,118

Cost of revenues
Product costs	(7,560)	(4,177)		(4,089)
Service costs	(7,052)	(3,896)		(3,753)

Total cost of revenues	(14,612)	(8,073)		(7,842)

Gross profit	186,953	103,289		86,276

Research and development	(67,801)	(37,459)		(36,735)
Sales and marketing	(31,843)	(17,593)		(16,915)
General and administration	(36,459)	(20,143)		(16,537)

Total operating expenses	(136,103)	(75,195)		(70,187)

Income from operations	50,850	28,094		16,089

Interest, net	9,099	5,027		3,462
Minority interest	—	—		(105)

Income before income tax	59,949	33,121		19,446
Provision for income taxes	(17,472)	(9,653)		(5,999)

Net income	42,477	23,468		13,447
Other comprehensive income
Foreign currency adjustments	(431)	(238)		(94)
Unrealized holding gain on available-for-sale securities, net of tax	4,058	2,242		2,888

Total comprehensive income	$46,104	£25,472		£16,241

Earnings per share
Basic earnings per share		2.3	p	1.3	p
Shares outstanding for basic (‘000)		1,019,516		1,016,082
Diluted earnings per share		2.3	p	1.3	p
Shares outstanding for diluted (‘000)		1,041,174		1,029,093

Earnings per ADS
Diluted earnings per ADS		$0.122		$0.065
ADSs outstanding (‘000)		347,058		343,031

Dividends per share		0.88	p	—

(1)	U.S. dollar amounts have been translated from pounds sterling at the September 30, 2004 closing rate of $1.81=£1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARM HOLDINGS PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	September 30, 2004(1)	September 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$248,859	£137,491	£130,722
Short-term investments	67,077	37,059	29,064
Accounts receivable, net of allowance of £951 in 2004 and £1,115 in 2003	37,291	20,603	17,320
Inventory: finished goods	1,931	1,067	931
Prepaid expenses and other assets	22,084	12,201	8,924

Total current assets	377,242	208,421	186,961

Deferred income taxes	6,905	3,815	3,139
Property and equipment, net	21,392	11,819	16,583
Intangible assets	27,007	14,921	10,068
Investments	17,092	9,443	6,246

Total assets	$449,638	£248,419	£222,997

Liabilities and shareholders’ equity
Accounts payable	$4,080	£2,254	£2,691
Income taxes payable	14,713	8,129	3,140
Personnel taxes	1,919	1,060	1,047
Accrued liabilities (including accruals for the Herodion settlement of £nil (2003: £6,400), provision for staff costs of £3,600 (2003: £nil) and FAS 133 accrual of £2,058 (2003: £2,091)	26,049	14,392	16,912
Deferred revenue	22,813	12,604	11,132
Dividends payable	5,171	2,857	—

Total current liabilities	74,745	41,296	34,922
Deferred income taxes	1,251	691	—

Total liabilities	$75,996	£41,987	£34,922

Shareholders’ equity
Ordinary shares	$928	£513	£512
Additional paid in capital	115,281	63,691	63,321
Deferred compensation	(1,978)	(1,093)	(2,499)
Treasury stock, at cost	(13,548)	(7,485)	(7,569)
Retained earnings	269,529	148,911	134,419
Accumulated other comprehensive income/(loss):
Unrealized holding gain on available for sale securities, net of tax	7,640	4,221	1,979
Cumulative translation adjustment	(4,210)	(2,326)	(2,088)

Total shareholders’ equity	373,642	206,432	188,075

Total liabilities and shareholders’ equity	$449,638	£248,419	£222,997

(1)	U.S. dollar amounts have been translated from pounds sterling at the September 30, 2004 closing rate of $1.81=£1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARM HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2004	2003
Net cash provided by operating activities	£30,008	£26,363

Purchase of equipment	(2,261)	(419)
Purchase of leasehold improvements	(934)	(1,260)
Sale of equipment	23	34
Purchase of patent and licenses	(160)	(655)
Purchase of investments	(50)	—
Purchase of short-term investments	(7,995)	(37,059)
Purchase of subsidiaries, net of cash acquired	(6,796)	(3,390)

Net cash used in investing activities	(18,173)	(42,749)

Cash received on issue of shares on exercise of share options	1,242	249
Proceeds received on issuance of shares	12	263
Payment of dividends	(6,118)	—

Net cash (used)/provided by financing activities	(4,864)	512

Effect of foreign exchange on cash and cash equivalents	(202)	(83)
Net increase in cash and cash equivalents	6,769	(15,957)
Cash and cash equivalents at beginning of the period	130,722	130,304

Cash and cash equivalents at end of the period	£137,491	£114,347

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Description of Business

Overview

ARM Holdings plc and subsidiaries (“ARM” or “the Company”) designs high performance, low cost, power efficient reduced instruction set computing (RISC) microprocessors and related technology and software, and licenses this intellectual property to semiconductor companies which, in turn, manufacture, market and sell microprocessors, application-specific integrated circuits (ASICs) and application-specific standard products (ASSPs) based on the ARM architecture to systems companies. ARM also licenses and sells development systems directly to systems companies and provides consulting and support services to its licensees, systems companies and other system designers. ARM has developed an innovative, intellectual property-centered and market-driven business model in which it neither manufactures nor sells the products incorporating ARM technology, but concentrates on the research and development, design and support of the ARM architecture and supporting development tools and software.

Note 2.  Summary of Significant Accounting Policies

Basis of consolidation and presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of ARM and its wholly owned subsidiaries after elimination of all inter-company balances and transactions. ARM’s fiscal year end is December 31.

The accompanying unaudited condensed consolidated financial statements of ARM have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of ARM’s management, all adjustments (consisting of normal recurring adjustments) considered necessary to present a fair statement of financial position as of September 30, 2004 and December 31, 2003, and results of operations for the nine months ended September 30, 2004 and 2003, and cash flows for the nine months ended September 30, 2004 and 2003, as applicable, have been made. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004 or any other future period. The unaudited condensed consolidated interim financial statements contained herein should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2003 included in ARM’s Annual Report on Form 20-F as filed with the SEC.

Use of estimates

The preparation of financial statements requires ARM to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, ARM evaluates its estimates including those related to revenue recognition, allowance for doubtful accounts, goodwill and purchased intangible assets impairment, contingencies, restructuring costs and other special charges and taxes. ARM bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income per share

Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares in issue during the period, excluding those held in ARM’s Employee Share Ownership Plan (ESOP) and Qualifying Employee Share Ownership Trust (QUEST), which are treated as cancelled.

For diluted net income per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, including share options granted to employees and directors where the exercise price is less than the average market price of ARM’s shares during the period, as well as the contingently issuable shares within the Long Term Incentive Plan (LTIP).

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below:

	Nine Months Ended September 30, 2003
	Income	Shares	Per Share Amount
Net income	£13,447,000

Basic earnings per share (EPS):
Income available to ordinary shareholders	13,447,000	1,016,081,707	1.3p
Effect of dilutive securities:
Stock options		13,010,904

Diluted earnings per share:
Income available to ordinary shareholders plus assumed dilution	£13,447,000	1,029,092,611	1.3p

	Nine Months Ended September 30, 2004
	Income	Shares	Per Share Amount
Net income	£23,468,000

Basic earnings per share:
Income available to ordinary shareholders	23,468,000	1,019,515,628	2.3p
Effect of dilutive securities:
Stock options		21,658,023

Diluted earnings per share:
Income available to ordinary shareholders plus assumed dilution	£23,468,000	1,041,173,651	2.3p

Share options to purchase 32,655,737 at September 30, 2003 and 39,038,564 at September 30, 2004 were outstanding, but ARM excluded them from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Stock-based compensation

ARM has elected to use the intrinsic value-based method to account for all its employee stock-based compensation plans, under the recognition and measurement principles of APB Opinion No. 25, Accounting for stock issued to employees, and related interpretations. Stock-based employee compensation cost in respect of certain Save As You Earn (“SAYE”) options (see below) of £153,000 (2003: £174,000) and in respect of

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the LTIP of £241,000 (2003: £77,000) is reflected in net income. No compensation cost is recorded in respect of the other stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Apart from certain options issued to executive directors, there are no performance conditions attached to the exercise of options. For executive directors, discretionary share options of up to two times base salary may be issued each year that will vest after seven years. If, however, ARM achieves defined levels of EPS growth above the rate of inflation over a period of three years, then the options are exercisable after three years.

The following table illustrates the effect on net income and earnings per share if ARM had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for stock-based compensation, to stock-based employee compensation.

	Nine Months Ended September 30,
	2004	2003
	(in thousands)
Net income: As reported	£23,468	£13,447
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(12,083)	(11,718)
Add back: Total stock-based compensation expense determined under the intrinsic value-based method	394	251

Pro forma net income	£11,779	£1,980

Basic earnings per ordinary share (pence): As reported	2.3p	1.3p
Pro forma	1.2p	0.2p
Diluted earnings per ordinary share (pence): As reported	2.3p	1.3p
Pro forma	1.1p	0.2p

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004: risk-free interest rate of between 4.0% and 4.5% (2003: 3.2% to 4.1%); expected life of between one and five years; between 80% and 96% (2003: 60% and 127%) volatility; and a dividend yield of between 0.5% and 0.7% (2003: nil). The grant date fair value of options granted during 2004 ranged from £0.31 to £0.88 (2003: £0.21 to £0.55).

ARM operates SAYE schemes in the U.K. and an Employee Share Purchase Plan (ESPP) in the U.S. Options under these schemes are granted at a 15% discount to market price of the underlying shares on the date of grant. The U.K. SAYE schemes are approved by the Inland Revenue, which stipulates that the savings period must be at least 36 months. During 2002, the Emerging Issues Task Force (EITF) reached a consensus, contained within EITF 00-23, that savings plans which have a savings period in excess of 27 months should be treated as compensatory. In accordance with EITF 00-23, which applies to new offers after January 24, 2002, ARM has recognized a compensation charge in respect of the U.K. SAYE plans offered since that date. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. The compensation charge recorded in the nine months ended September 30, 2004 is £153,000 (2003: £174,000). The deferred compensation at September 30, 2004 was £550,000 (2003: £915,000).

In addition, the EITF reached a consensus that an employer’s offer to enter into a new SAYE contract at a lower price than an existing contract causes variable accounting for all existing awards subject to the offer.

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are cancelled. The compensation charge recorded in the nine months ended September 30, 2004 as a result of these provisions was a credit of £17,000 (2003: charge of £31,000). The number of options to which variable accounting applies was approximately 930,000.

ARM has an LTIP, which qualifies for variable accounting and generates a compensation charge under APB 25. During the nine months ended September 30, 2004, a charge of £241,000 (2003: £77,000) was incurred and deferred compensation at September 30, 2004 was £543,000 (2003: £1,184,000).

Note 3.  Business Combinations

In April 2003, ARM acquired the 15% minority holding in ARM Korea Limited, already a subsidiary undertaking (net assets acquired of £946,000), for cash consideration of £3,023,000, bringing ARM’s holding to 100%. Goodwill resulting from this acquisition amounted to £2,077,000. There were no separately identifiable intangible assets.

In July 2003, ARM acquired Adelante Technologies N.V. (now ARM Belgium N.V.) for cash consideration of £390,000.

The pro forma revenue, net income and diluted net income per ordinary share for the nine months ended September 30, 2003 (assuming the Adelante acquisition had occurred on January 1, 2003) were £94,118,000; £12,147,000; and 1.2 pence respectively.

On August 16, 2004, ARM acquired Axys Design Automation Inc., a provider of fast, accurate, integrated, processor and system modelling and simulation solutions. Axys is headquartered in Irvine, California, with a design center in Aachen, Germany. The cash consideration paid was $12.0 million. A further $3 million may become payable if certain future conditions are met. Goodwill arising as a result of this acquisition amounted to $9.1 million based on the preliminary purchase price allocation.

The pro forma revenue, net income and diluted net income per ordinary share for the nine months ended September 30, 2004 and 2003 (assuming the Axys acquisition had occurred on January 1, 2003) were £111,432,000 (2003: £95,620,000); £22,593,000 (2003: £13,671,000); and 2.2 pence (2003: 1.3 pence) respectively.

On August 23, 2004, ARM and Artisan Components, Inc. announced that they had executed an agreement and plan of merger pursuant to which Artisan will merge with and into a wholly owned subsidiary of ARM for a preliminary purchase price of approximately £494.2 million.

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.  Commitments and Contingencies

Leases

The following table represents the future minimum annual lease payments of ARM as of September 30, 2004 (in thousands):

Remainder of fiscal 2004	£3,142
Fiscal 2005	9,648
Fiscal 2006	8,318
Fiscal 2007	7,320
Fiscal 2008	4,990
Thereafter	15,606

Total minimum annual lease payments	£49,024

ARM recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Net rent expense was £2,869,000 for the nine months ended September 30, 2004, and £2,686,000 for the nine months ended September 30, 2003.

Purchase Commitments

At September 30, 2004, ARM had outstanding purchase commitments of £565,000 (2003: £367,000).

Guarantees

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, ARM provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for ARM to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by ARM to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the license and will continue in perpetuity.

ARM does not provide for any such guarantees unless it has received notification from the other party that they are likely to invoke the guarantee. The provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision would be based upon the directors’ estimate of the expected costs of any such claim.

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total provision for such guarantees was £1.63 million on September 30, 2004 and £nil on September 30, 2003. A table showing the movement of the provision during the period is as follows (in thousands):

	At January 1, 2004	Provided in the period on new claims	Utilized in the period through cash payments	At September 30, 2004
Indemnification provision	£1,700	1,130	(1,200)	1,630

Legal proceedings

On September 7, 2004 the Court of Appeals for the Federal Circuit heard an appeal by Nazomi Communications, Inc. against the ruling of The United States District Court for the Northern District of California’s decision which granted summary judgment in ARM’s favor and ruled that the accused technology does not infringe Nazomi’s U.S. Patent No. 6,332,215. The decision of the Court of Appeals for the Federal Circuit is expected before the end of 2004. Taking into account, amongst other factors, legal advice (not in the form of a formal legal opinion), ARM’s view is that the effect of the original ruling of the District Court will be maintained by the ruling of the Court of Appeals for the Federal Circuit. Accordingly it is ARM’s view that the potential liability with respect to this litigation is negligible. However, if the Court of Appeals for the Federal Circuit does not maintain the effect of the original ruling by the District Court then ARM’s potential liability with respect to this litigation could be significant. No analysis of the possible quantum of damages has been undertaken by ARM and to date Nazomi have not quantified their claim for damages.

On May 23, 2002, Nazomi Communications, Inc. filed suit against ARM alleging willful infringement of Nazomi’s U.S. Patent No. 6,332,215. ARM answered Nazomi’s complaint on July 22, 2002 denying infringement. ARM moved for summary judgment and a ruling that the accused technology does not infringe. The United States District Court for the Northern District of California granted ARM’s motion, holding that the accused technology does not infringe Nazomi’s patent. Nazomi has appealed the District Court’s ruling. On September 7, 2004 the Court of Appeals for the Federal Circuit heard the appeal. The decision of the Court of Appeals is expected before the end of 2004. Based on legal advice, ARM is confident that the effect of the original ruling by the District Court will be upheld.

Motorola, Inc. has accused Analog Devices, Inc. (Motorola Inc. v. Analog Devices, Inc., United States District Court, Eastern District of Texas, Beaumont Division, Civil Action No. 1:03-CV-0131) of infringing several of its patents including Motorola’s U.S. Patent No. 5,084,814 (the “814 Patent”). Motorola alleges that products based on ARM’s processor designs infringe the 814 Patent. The Markman hearing has taken place and the District Court has divided the proceedings so that claims relating to process patents will be tried prior to claims relating to circuit patents. The District Court has provided the results of the Markman hearing with respect to process patents and circuit patents. ARM is confident that the subject technology does not infringe the 814 Patent. Recently, ARM was informed by Motorola that this litigation between ADI and Motorola has now been settled. The terms of the settlement have not been disclosed to ARM. ARM’s potential liability with respect to this litigation arises under contractual indemnification provisions in a license agreement between ARM and ADI. That liability is limited under the contract to $1,000,000 in aggregate for all claims under the contract. The litigation between ADI and Motorola has been settled by the parties.

STMicroelectronics Inc. accused Motorola, Inc. (STMicroelectronics, Inc v Motorola, Inc. United States District Court, Eastern District of Texas, Sherman Division, Civil Action No. 4:03CV276) of infringing several of its patents. Motorola counterclaimed with allegations that STMicroelectronics, Inc. and STMicroelectronics N.V. infringe several Motorola patents, including the 814 Patent. Motorola alleges that products based on ARM’s

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

processor designs infringe the 814 Patent. The Markman hearing has taken place and the District Court has provided the results of the Markman hearing. ARM has been closely involved in the defense of this litigation to the extent that it concerns the 814 Patent and is confident that the subject technology does not infringe the 814 Patent. ARM’s potential liability with respect to this litigation arises under contractual indemnification provisions in a licence agreement between ARM and STMicroelectronics. That liability is limited under the contract to $3,000,000. The parties in the litigation between STMicroelectronics and Motorola have agreed the principal terms of a settlement of that litigation. Consequently the litigation between STMicroelectronics and Motorola is not proceeding at the moment whilst the parties finalize the terms of that settlement agreement.

Matsushita Electric Industrial Co., Ltd., accused Samsung Semiconductor, Inc. (Matsushita Electric Industrial Co., Ltd v Samsung Electronics Co., Ltd et al (Civil Action No. 02-CV-336) of infringing several of its patents. Samsung counterclaimed with allegations that Matsushita infringes several Samsung patents, including Samsung’s U.S. Patent No. 5,481,693 (the “693 Patent”), U.S. Patent No. 5,781,750 (the “750 Patent”) and U.S. Patent No. 6,076,155 (the “155 Patent”). Samsung alleges that products based on ARM’s processor designs infringe the 693 Patent, the 750 Patent and the 155 Patent. The litigation is currently in discovery. ARM is confident that the accused technology does not infringe any of the 693 Patent, 750 Patent or 155 Patent. There is a $1,500,000 limitation on ARM’s liability under the indemnity provision relating to this litigation. ARM’s potential liability with respect to this litigation arises under a chain of contractual indemnification provisions between third parties which ultimately connects to contractual indemnification provisions in a license agreement between ARM and ADI. That liability is limited under the contract to $1,000,000 in aggregate for all claims under the contract. The litigation between ADI and Matsushita has been settled by the parties. This potential liability arises because the accused Matsushita product incorporates accused ARM technology originally sourced from ADI.

ARM was in dispute with Herodion Corporation (formerly picoTurbo, Inc.) over the parties’ respective rights and obligations in connection with an out of court settlement between ARM and picoTurbo, Inc. arising from patent litigation between the two companies. ARM and Herodion Corporation agreed to submit the dispute to arbitration before the American Arbitration Association. Following the findings of the arbitration panel and subsequent discussions between the parties, ARM and Herodion Corporation agreed to enter into a settlement agreement on March 18, 2004 under which ARM agreed to pay to Herodion Corporation £6.4 million in full and final settlement of all outstanding legal issues.

At September 30, 2004, ARM had provided in aggregate £2.4 million (2003: £2.5 million) in relation to the above matters, being the expected future costs to be incurred. The indemnification provision accrual disclosed under the heading “guarantees” above is included with this total.

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.  Changes in Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Cumulative translation adjustment	Treasury stock	Unrealized holding gain	Deferred compensation	Retained earnings	Total
	Number	£
	(in thousands, except share numbers)
Balances, January 1, 2003	1,021,758,000	£511	£69,566	£(663)	£(18,034)	£—	£(313)	£121,403	£172,470
Shares issued on exercise of share options	1,539,650	1	246						247
Net income								13,447	13,447
Unrealized holding gains on available-for-sale securities						2,888			2,888
Deferred compensation arising on share schemes			2,037				(2,037)		—
Amortization of deferred compensation							251		251
Currency translation adjustment				(94)					(94)
Issuance of shares			(9,835)		10,100				265

Balances, September 30, 2003	1,023,297,650	£512	£62,014	£(757)	£(7,934)	£2,888	£(2,099)	£134,850	£189,474

Balances, January 1, 2004	1,023,345,650	£512	£63,321	£(2,088)	£(7,569)	£1,979	£(2,499)	£134,419	£188,075
Shares issued on exercise of share options	2,713,664	1	1,241						1,242
Net income								23,468	23,468
Dividends								(8,976)	(8,976)
Unrealized holding gains on available-for-sale securities						2,242			2,242
Tax effect of disqualifying dispositions			213						213
Deferred compensation arising on share schemes			(1,012)				1,012		—
Amortization of deferred compensation							394		394
Currency translation adjustment				(238)					(238)
Issuance of shares			(72)		84				12

Balances, September 30, 2004	1,026,059,314	£513	£63,691	£(2,326)	£(7,485)	£4,221	£(1,093)	£148,911	£206,432

ARM HOLDINGS PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6.  Pensions

ARM contributes to defined contribution plans substantially covering all employees in Europe and the U.S. and to government pension schemes for employees in Japan, South Korea, Taiwan, China and Israel. ARM contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred. The amount of contributions expensed by ARM for the period ended September 30, 2004 was £1,537,000 (2003: £1,341,000).

Note 7.  Investments

Publicly traded investments are classed as available for sale and are carried at fair value. Equity securities that are not publicly traded are recorded at cost less any provision for impairment in value. The carrying value of investments has increased from £6,246,000 as of December 31, 2003 to £9,443,000 as of September 30, 2004 due to unrealized holding gains made on available for sale securities.

Short-term investments consist of cash deposits with maturity at inception of greater than three months but less than one year.

Note 8.  Post Balance Sheet Events.

On November 4, 2004, ARM entered into an agreement with Freescale Semiconductor, Inc. (“Freescale”) which, subject to certain exceptions and conditions, will permit ARM to license a broad range of ARM developed technology on the understanding that Freescale will not assert any of the patents in its substantial patent portfolio (which includes U.S. Patent No. 5,084,814 (the 814 Patent)) against such technology. In consideration for the substantial benefit to ARM and its licensees of this agreement, ARM will pay Freescale $13.3 million in four equal, semi-annual installments over the next two years. Management is currently considering how much of this payment will be recognized in the income statement for the fourth quarter of 2004 and how much will be recognized in future periods.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

August 22, 2004

among

ARTISAN COMPONENTS, INC.

ARM HOLDINGS PLC

and

SALT ACQUISITION CORPORATION

TABLE OF CONTENTS1

[1]	The Table of Contents is not a part of this Agreement.

A-i

A-ii

INDEX OF EXHIBITS

Exhibit A	–	Form of Company Voting Agreement
Exhibit B	–	Form of Irrevocable Undertaking
Exhibit C	–	Form of Affiliate Agreement
Exhibit D	–	Merger Consideration Illustrative Calculation
Exhibit E	–	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit F	–	Parent Representation Letter
Exhibit G	–	Company Representation Letter
Exhibit H	–	FIRPTA Certificate

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 22, 2004 among Artisan Components, Inc., a Delaware corporation (the “Company”), ARM Holdings plc, a public limited company organized under the laws of England and Wales (“Parent”), and Salt Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“MergerSub”).

RECITALS

WHEREAS, the Boards of Directors of the Company and Parent each have determined that a business combination between the Company and Parent is fair to and in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is intended that the Merger shall qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986 (the “Code”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and MergerSub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into a Voting Agreement in the form attached to this Agreement as Exhibit A (the “Company Voting Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain shareholders of Parent are entering into Irrevocable Undertakings in the form attached to this Agreement as Exhibit B (the “Irrevocable Undertakings”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and MergerSub’s willingness to enter into this Agreement, Parent and the affiliates of the Company under Rule 145 of the 1933 Act, as of the date of this Agreement, are entering into Affiliate Agreements in the form attached to this Agreement as Exhibit C (the “Affiliate Agreements”); and

WHEREAS, the Company, Parent and MergerSub desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties to this Agreement (each, a “party” and collectively, the “parties”) agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (which inquiry includes an indication of proposed transaction terms) relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company or of 10% or more of any class of equity or voting securities of the Company

(other than pursuant to the exercise of Company Stock Options that are outstanding on the date of this Agreement or pursuant to the Company ESPP, as the same exists on the date of this Agreement) or of more than 50% of any class of equity or voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in that Third Party beneficially owning 10% or more of any class of equity or voting securities of the Company or more than 50% of any class of equity or voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of assets outside the ordinary course of business, spin-off, other disposition, joint venture or joint development arrangement, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries which transaction involves the acquisition, purchase or disposition, direct or indirect, of (A) more than 10% of any class of equity or voting securities of the Company, (B) assets, individually or in the aggregate, constituting more than 15% of the consolidated assets of the Company or (C) would result in the Company owning less than 50% of any class of equity or voting securities of any Subsidiary of the Company owning more than 15% of the consolidated assets of the Company.

“ADR Depositary” means The Bank of New York in its capacity as Parent’s U.S. depositary or any other Person who may serve in that capacity after the date hereof.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with that Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California, U.S.A. or London, England are authorized or required by law to close.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2004 and the footnotes to that balance sheet that are set forth in the Company 10-Q.

“Company Balance Sheet Date” means March 31, 2004.

“Company Material Adverse Effect” means, a material adverse effect on (a) the condition (financial or otherwise), business, assets, properties or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (a), in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account, whether alone or in combination, in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (i) any change in the market price or trading volume of the Company Stock after the date of this Agreement, (ii) changes, circumstances or conditions affecting the industries as whole in which the Company participates in general, (iii) changes circumstances or conditions in general United States or global economic, regulatory or political conditions, (iv) changes, circumstances or conditions in United States financial markets, (v) changes in applicable law or in U.S. GAAP, or (vi) any effect that the Company can prove to have primarily resulted from the announcement or pendency of the Merger; provided that no exception enumerated in any of the immediately preceding clauses (ii) through (v) shall apply if any such effect, change, circumstance or condition has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole.

“Company Stock” means the common stock, $0.001 par value, of the Company.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004.

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CREST Co Limited in the United Kingdom in accordance with the Uncertificated Securities Regulations 2001.

“Currency Exchange Rate” shall mean, with respect to the British pound sterling for a particular day, the spot rate of exchange (the closing mid-point) for U.S. dollars into British pounds sterling on such date as published in the New York edition of The Wall Street Journal first published thereafter, or, where no such rate is published in respect of the British pound sterling for such date, at the rate quoted by Citibank, N.A. as of the close of business in New York as of such date.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any applicable law (including common law), statute, ordinance, regulation, rule, judgment, order, decree, injunction, permit or governmental requirement or any agreement with any third party, relating to human health, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Entities required by Environmental Laws and relating to the business or past or present facilities or disposal sites of the Company or any of its Subsidiaries or of Parent or any of its Subsidiaries, as the case may be, in each case, as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with that entity, would be treated as a single employer under Section 414 of the Code.

“Governmental Entity” means (i) any government or any state, department, local authority or other political subdivision thereof, (ii) any governmental body, agency, authority (including, without limitation, any central bank, taxing authority or transgovernmental or supranational entity or authority) or instrumentality (including, without limitation, any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or (iii) the UKLA, the LSE or the NASDAQ.

“Hazardous Substances” means any pollutant, contaminant, or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material regulated by any Governmental Entity in connection with human health or the environment, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics in a concentration sufficient to become regulated by any Governmental Entity in connection with human health or the environment, including, without limitation, asbestos, asbestos-containing materials, petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

“Intellectual Property Rights” means all worldwide (i) inventions, whether or not patentable, (ii) patents and patent applications, (iii) trademarks, service marks, trade dress, logos, Internet domain names and trade names, whether or not registered, and all goodwill associated therewith, (iv) rights of publicity and other rights to use the names and likeness of individuals, (v) copyrights and related rights, whether or not registered, (vi) mask works, (vii) computer software, data, databases, files, and documentation and other materials related to the foregoing, (viii) trade secrets and confidential, technical and business information, (ix) all rights therein provided by bilateral or international treaties or conventions, and (x) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means, whether or not written and whether or not required by applicable law, (x) any material employment, consultancy, severance or similar agreement, plan, arrangement or policy; (y) any other material plan or arrangement providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits); or (z) any loan, which is sponsored, maintained, administered, contributed to, extended or arranged by the Company or any of its subsidiaries and, in the case of (x), (y) or (z) covers any current of former employee, officer, director or independent contractor of the Company or with respect to which the Company or any of its subsidiaries has any liability, where those individuals are located exclusively outside of the United States.

“knowledge” of any Person that is not an individual means the actual knowledge of any executive officer of that Person, and for the purposes of Section 4.10(a)(vi), Section 4.11 (to the extent such section relates to Intellectual Property Rights), Section 4.12( a)(iii), Section 4.12(a)(v) (to the extent such section relates to Intellectual Property Rights), Section 4.12(a)(vii), Sections 4.12(a)(ix) through 4.12(a)(xiv) and Section 4.21, the employee set forth on Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of that property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to that property or asset.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either the Company or any Subsidiary.

“LSE” means the London Stock Exchange plc.

“Merger” means the merger described in Section 2.01(a) or, if the election contemplated by Section 2.01(b) is made, the merger described in Section 2.01(b).

“Merger Consideration” means the consideration payable to holders of Company Stock pursuant to Section 2.02.

“NASDAQ” means the NASDAQ National Market.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Officer” of any Person means any executive officer of that Person within the meaning of Rule 3b-7 of the 1934 Act.

“Official List” means the official list of the UKLA.

“Option Exchange Ratio” means the product of (x) Closing Stock Per Share Amount multiplied by (y) 3.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned by either the Company or any Subsidiary.

“Parent ADRs” means the sponsored American Depositary Receipts issued by the ADR Depositary under the Parent Depositary Agreement of which each such Parent ADR evidences title to a Parent ADS.

“Parent ADSs” means the American Depositary Shares held by the ADR Depositary for the benefit of the holders of Parent ADRs under the Parent Depositary Agreement of which each such Parent ADS represents three Parent Ordinary Shares.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of June 30, 2004 and the footnotes to that balance sheet that are set forth in the 6-K filed by Parent on July 19, 2004.

“Parent Balance Sheet Date” means June 30, 2004.

“Parent Depositary Agreement” means the Depositary Agreement dated as of April 17, 2000, as amended, among Parent, the ADR Depositary and the holders of Parent ADRs.

“Parent International Plan” means any material contract, plan, arrangement or policy providing benefits or compensation to any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries in connection with his employment or service with Parent or any such Subsidiary outside the U.S. under which Parent or any such Subsidiary has any liability, current or future, actual or contingent.

“Parent Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either Parent or any Subsidiary.

“Parent Material Adverse Effect” means a material adverse effect on (a) the condition (financial or otherwise), business, assets, properties or results of operations of Parent and its Subsidiaries, taken as a whole, or (b) the ability of Parent or MergerSub to consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (a), in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account, whether alone or in combination, in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect: (i) any change in the market price or trading volume of Parent Ordinary Shares or Parent ADSs after the date of this Agreement, (ii) changes, circumstances or conditions affecting the industries as whole in which Parent participates in general, (iii) changes, circumstances or conditions in general United Kingdom, United States or global economic, regulatory or political conditions, (iv) changes, circumstances or conditions in United States or United Kingdom financial markets, (v) changes in applicable law or in U.K. GAAP or (vi) any effect that Parent can prove to have primarily resulted from the announcement or pendency of the Merger; provided that no exception enumerated in any of the immediately preceding clauses (ii) through (v) shall apply if any such effect, change, circumstance or condition has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole.

“Parent Ordinary Shares” means the ordinary shares of Parent, nominal value 0.05 pound sterling per share.

“Parent Owned Intellectual Property Rights” means all Intellectual Property Rights owned by either Parent or any Subsidiary.

“Parent 20-F” means Parent’s annual report on Form 20-F for the fiscal year ended December 31, 2003.

“Parent U.S. Plan” means (i) any material “employee benefit plan” (as defined in Section 3(3) of ERISA), which is subject to any provision of ERISA and is maintained, administered or contributed to by Parent or any of its ERISA Affiliates and covers any employee or former employee of Parent or any of its Subsidiaries or under which Parent or any such Subsidiary has any liability and (ii) any material employment, severance or similar contract and any contract, plan, arrangement or policy providing for retirement benefits, deferred compensation, profit-sharing, bonuses, stock awards, stock options, stock appreciation rights or other forms of equity or cash incentives or severance or other post-employment benefits or post-retirement benefits or compensation which is maintained or contributed to, as the case may be, by Parent or any such ERISA Affiliate and covers any current or former employee, officer, director or consultant of Parent or any such Subsidiary in connection with his employment or service with Parent or any such Subsidiary within the U.S.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Registration Statement” means a Registration Statement on Form F-4 of Parent to register the Parent Ordinary Shares issuable in connection with the Merger pursuant to the 1933 Act, together with any amendments or supplements to that Registration Statement.

“Representatives” of any Person means the directors, officers, financial advisors, attorneys, accountants, consultants, employees, agents and advisors of that Person.

“Rights Agreement” means the Preferred Stock Rights Agreement dated December 12, 2001 between the Company and Equiserve Trust Company, N.A., as rights agent.

“SEC” means the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by that Person.

“Surviving Corporation” means the entity that survives the Merger pursuant to Section 2.01.

“Third Party” means any Person as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates or Representatives.

“UKLA” means the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part VI of the FSMA.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

(b) Each of the following terms is defined in the Section set forth opposite that term:

Term	Section
Affiliate Agreements	Recitals
Agreement	Preamble
Articles Amendment Proposal	5.02
Assumed Option	2.05
Average Share Price	2.02
Cash Amount	2.02
Cash Consideration	2.02
Cash Deficiency Ratio	2.02
Cash Electing Shares	2.02
Cash Election	2.02
Cash Proration Factor	2.02
Certificates	2.03
Change Fee	11.04
Closing Cash Per Share Amount	2.02
Closing Stock Per Share Amount	2.02
Code	Recitals
Companies Act	4.03
Company	Preamble
Company Disclosure Schedule	Article 4
Company Employee Plans	4.17
Company ESPP	2.05
Company Payment Event	11.04

Term	Section
Company Recommendation	4.02
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Stock Option	2.05
Company Stock Plans	2.05
Company Subsidiary Securities	4.06
Company Voting Agreements	Recitals
Confidentiality Agreement	6.03
Daily Share Price	2.02
Disclosure Filings	4.09
Dissenting Shares	2.04
Effective Time	2.01
Election Deadline	2.02
Election Form	2.02
End Date	10.01
Exchange Agent	2.03
Foreign Antitrust Laws	4.03
Form F-6	4.09
FSMA	4.03
HSR Act	4.03
Indemnified Person	7.04
Irrevocable Undertakings	Recitals
Leases	4.24
Listing Particulars	4.09
Material Contracts	4.12
Maximum Number of Cash Electing Shares	2.02
Maximum Number of Stock Electing Shares	2.02
MergerSub	Preamble
Multiemployer Plan	4.18
New Director Proposal	5.02
New Directors	5.02
Non-Electing Shares	2.02
Parent	Preamble
Parent Circular	4.09
Parent Disclosure Documents	4.09
Parent Disclosure Schedule	Article 5
Parent Filings	5.07
Parent Proposals	5.02
Parent Recommendation	5.02
Parent Shareholder Approval	5.02
Parent Shareholder Meeting	7.05
Party(ies)	Recitals
Permitted Liens	4.10
Proxy Statement/Prospectus	4.09
Random Trading Days	2.02
Real Property	4.24
Requisite Consents	4.03
Rights	2.02

Term	Section
Sarbanes-Oxley Act	4.07
Share Ratio	2.02
Stock Election	2.02
Stock Deficiency Ratio	2.02
Stock Electing Shares	2.02
Stock Proration Factor	2.02
Superior Proposal	6.03
Tax	4.17
Taxing Authority	4.17
Tax Return	4.17
Tax Sharing Agreements	4.17
Termination Fee	11.04
Third Party Acquisition Event	11.04
368 Reorganization	4.22
U.K. GAAP	5.07
Uncertificated Shares	2.03
U.S. GAAP	4.08

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed to this Agreement or referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full in this Agreement. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined in that Exhibit or Schedule, shall have the meaning set forth in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words, “but not limited to,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract (including terms that are defined in this Agreement) are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a statute shall be to that statute, as amended from time to time, and to the rules and regulations promulgated under that statute. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, the Company shall be merged with and into MergerSub in accordance with Delaware Law, at which time the separate existence of the Company shall cease, and MergerSub shall be the Surviving Corporation.

(b) In lieu of the foregoing, if the opinions described in Sections 9.02(c) and 9.03(b) can be delivered, at the election of either Parent or the Company, the Merger contemplated by Section 2.01(a) shall be consummated at the Effective Time by the merger of MergerSub with and into the Company in accordance with Delaware Law, at which time the separate existence of MergerSub shall cease, and the Company shall be the Surviving Corporation.

(c) As soon as practicable after (but in any event within 2 Business Days of) satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and MergerSub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at that time (the “Effective Time”) as the certificate of merger relating to the Merger is duly filed with the Delaware Secretary of State (or at any later time that may be specified in such certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and MergerSub, all as provided under Delaware Law.

Section 2.02. Conversion and Exchange of Shares.

(a) As used in this Agreement, the following terms shall have the following meanings:

“Average Share Price” means the volume weighted average of the Daily Share Prices for the Random Trading Days.

“Cash Amount” means $9.60.

“Cash Deficiency Ratio” means a fraction, (x) the numerator of which is the difference of the Maximum Number of Cash Electing Shares minus the number of Cash Electing Shares, and (y) the denominator is the number of Non-Electing Shares.

“Cash Electing Shares” means the shares of Company Stock as to which an election has been made to receive cash in accordance with the terms and conditions of this Agreement.

“Cash Proration Factor” means the quotient of (x) the Maximum Number of Cash Electing Shares divided by (y) the number of Cash Electing Shares.

“Closing Cash Per Share Amount” means the sum of (x) the Average Share Price multiplied by the Share Ratio plus (y) the Cash Amount.

“Closing Stock Per Share Amount” means the quotient of (x) the Closing Cash Per Share Amount divided by (y) the Average Share Price.

“Daily Share Price” for any trading day means the volume weighted average (rounded to the nearest 1/10,000) of the trading prices on the NASDAQ of Parent ADSs for that day, as reported by Bloomberg Financial Markets (or any other sources that the parties shall agree in writing).

“Maximum Number of Cash Electing Shares” means the amount resulting from the following equation:

[ A x B ]	– D
C

where:

A   =     the Cash Amount;

B   =     the number of shares of Company Stock outstanding at the Effective Time;

C   =     the Closing Cash Per Share Amount; and

D   =     the number of Dissenting Shares.

“Maximum Number of Stock Electing Shares” means the difference of (x) the number of shares of Company Stock that are outstanding at the Effective Time minus (y) the Maximum Number of Cash Electing Shares minus (z) the number of Dissenting Shares.

“Random Trading Days” means the 10 trading days of Parent ADSs that are selected by lot in the manner described in the next two sentences out of the 20 trading days of Parent ADSs ending on and including the 2nd trading day preceding the Effective Time. The Random Trading Days shall be selected by Parent and the Company, with a representative of Parent selecting 5 of those trading days on a blind basis and a representative of the Company selecting 5 of those trading days on a blind basis, and with each such Person alternating its blind selections. This blind selection process shall take place at a location that is reasonably acceptable to Parent and the Company at 5:00 p.m., Pacific Coast time on the 2nd trading day preceding the Effective Time.

“Share Ratio” means 4.41.

“Stock Deficiency Ratio” means a fraction (x) the numerator of which equals the difference of the Maximum Number of Stock Electing Shares minus the number of Stock Electing Shares and (y) the denominator of which is the number of Non-Electing Shares.

“Stock Electing Shares” means the shares of Company Stock as to which an election has been made to receive Parent Ordinary Shares or Parent ADSs, as applicable, in accordance with the terms and conditions of this Agreement.

“Stock Proration Factor” means the quotient of (x) the Maximum Number of Stock Electing Shares divided by (y) the number of Stock Electing Shares.

(b) At the Effective Time, but subject to Section 2.04 in all respects:

(i) (A) By virtue of the Merger and without any action on the part of the holder of any shares of Company Stock, except as otherwise provided in this Section 2.02, each share of Company Stock issued and outstanding immediately prior to the Effective Time, together with the rights attached to each such share and issued pursuant to the Rights Agreement (“Rights”), (other than the Dissenting Shares) shall be converted into, and shall be canceled in exchange for, the right to receive Parent ADSs (or, if applicable, Parent Ordinary Shares), cash or a combination of Parent ADSs (or, if applicable, Parent Ordinary Shares) and cash as provided below.

(B) For the sake of clarity, the total amount of cash to be paid to Company stockholders in the Merger under this Section 2.02(b) is the product of (x) the Cash Amount multiplied by (y) the number of shares of Company Stock outstanding at the Effective Time, less an amount equal to the product of (i) the number of Dissenting Shares multiplied by (ii) the Closing Cash Per Share Amount (the “Cash Consideration”). The total number of Parent ADSs to be transferred to Company stockholders in the Merger under this Section 2.02(b) is the product of (1) the Share Ratio multiplied by (2) the number of shares of Company Stock outstanding at the Effective Time.

(ii) Subject to the remainder of this Section 2.02 below (including the proration and adjustment mechanics described in this Section 2.02), each holder of Company Stock shall be entitled, with respect to each share of Company Stock held by that holder, to elect to receive either: (1) cash equal to the Closing Cash Per Share Amount; or (2) the number of Parent ADSs equal to the Closing Stock Per Share Amount, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares.

(iii) If the number of Cash Electing Shares exceeds the Maximum Number of Cash Electing Shares:

(1) each Stock Electing Share shall be converted into, and shall be canceled in exchange for, the number of Parent ADSs equal to the Closing Stock Per Share Amount, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares;

(2) each Cash Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive (A) cash equal to the product of (x) the Closing Cash Per Share Amount multiplied by (y) the Cash Proration Factor and (B) the number of Parent ADSs equal to the product of (x) the Closing Stock Per Share Amount multiplied by (y) one minus the Cash Proration Factor, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares; and

(3) each Non-Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive the number of Parent ADSs equal to the Closing Stock Per Share Amount, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares.

(iv) If the number of Stock Electing Shares exceeds the Maximum Number of Stock Electing Shares:

(1) each Cash Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive cash equal to the Closing Cash Per Share Amount;

(2) each Stock Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive (A) the number of Parent ADSs equal to the product of (x) the Closing Stock Per Share Amount multiplied by (y) the Stock Proration Factor, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares and (B) cash equal to the product of (x) the Closing Cash Per Share Amount multiplied by (y) one minus the Stock Proration Factor; and

(3) each Non-Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive cash equal to the Closing Cash Per Share Amount.

(v) If neither Section 2.02(b)(iii) nor 2.02(b)(iv) above is applicable:

(1) each Cash Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive cash equal to the Closing Cash Per Share Amount;

(2) each Stock Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive the number of Parent ADSs equal to the Closing Stock Per Share Amount, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares; and

(3) each Non-Electing Share shall be converted into, and shall be canceled in exchange for, the right to receive (A) cash in the amount of the product of (x) the Closing Cash Per Share Amount multiplied by (y) the Cash Deficiency Ratio and (B) the number of Parent ADSs equal to the product of (x) the Closing Stock Per Share Amount multiplied by (y) the Stock Deficiency Ratio, which number shall be adjusted accordingly if the holder elects to receive Parent Ordinary Shares.

(c) At the Effective Time, by virtue of the Merger, and without any action on the part of the holders thereof, each share of Company Stock held by the Company as treasury stock or owned by Parent or any of its Subsidiaries immediately before the Effective Time shall no longer be outstanding, and shall be canceled and retired without payment of any consideration therefor and shall cease to exist; and

(d) At the Effective Time, each share of common stock of MergerSub outstanding immediately before the Effective Time shall be canceled and, in consideration for the issuance of the Parent Ordinary Shares and Parent ADSs and the payment of the Cash Consideration in accordance with Section 2.03, the Surviving Corporation shall issue to Parent (or the stockholder(s) of MergerSub, if other than Parent) at the Effective Time a number of shares of common stock that is equal to the number of shares of common stock of MergerSub (immediately before the Effective Time) with the same rights, powers and privileges as the Company Stock and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

(e) Prior to the date of the Company Stockholder Meeting, Parent and the Company shall prepare a form (an “Election Form”) pursuant to which a holder of shares of Company Stock may specify the number of those shares owned by that holder that the holder desires to be converted into, and canceled in exchange for, a right to receive cash in the Merger (a “Cash Election”), the number of those shares that the holder desires to be converted into, and canceled in exchange for, a right to receive Parent Ordinary Shares or Parent ADSs in the Merger (a “Stock Election”), or any combination of cash, on the one hand, or Parent Ordinary Shares or Parent ADSs, on the other hand. The Company shall cause an Election Form and a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in exchanging certificates representing shares of Company Stock for the Merger Consideration to be included with the Proxy Statement/Prospectus and mailed to each holder of shares of Company Stock as of the record date for that meeting. The Company thereafter will use commercially reasonable efforts to make available an Election Form and a letter of transmittal to each person who becomes a holder of those shares after the record date for that meeting. Subject to Section 2.02(f) below, the letter of transmittal will permit each holder of Company Stock to elect to receive the Merger Consideration in cash or in the form of either Parent Ordinary Shares or of Parent ADSs. If a holder of Company Stock fails to make such an election before the Election Deadline or otherwise fails properly to make an election, that holder will be deemed to have elected to receive the Merger Consideration in the form of Parent Ordinary Shares, subject to Section 2.02(f) below.

(f) Each holder of shares of Company Stock (other than holders of those shares that, in accordance with Section 2.02(c), are to be canceled in the Merger) shall have the right to specify in an Election Form the number of those shares owned by that holder with respect to which the holder desires to make a Cash Election and the number of those shares with respect to which the holder desires to make a Stock Election. A Cash Election or a Stock Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York City time on the date of the Company Stockholder Meeting (the “Election Deadline”) (i) an Election Form covering the shares of Company Stock to which that Cash Election and/or Stock Election applies, executed and completed in accordance with the instructions set forth in that Election Form and letter of transmittal and (ii) in the case of certificated shares of Company Stock, the Certificate or Certificates representing those shares, in the form and with those endorsements, stock powers and signature guarantees that may be required by that Election Form and a letter of transmittal. A Cash Election or Stock Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed, revised Election Form that identifies the share certificates to which that revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Company Stock shall result in the revocation of all prior Election Forms with respect to such shares of Company Stock. Any termination of this Agreement in accordance with Article 10 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of that termination. If an Election Form is revoked (either by delivery of a written notice of revocation, by delivery of a revised Election Form or by termination of this Agreement), the Certificates to which that Election Form applies, if previously delivered to the Exchange Agent, shall be returned to the person revoking that Election Form, unless that person otherwise instructs the Exchange Agent. For purposes of this Agreement, “Non-Electing Shares” means all shares of Company Stock (other than Dissenting Shares and shares of Company Stock that are to be canceled in the Merger pursuant to Section 2.02(c)) as to which neither an effective Cash Election nor an effective Stock Election has been made as of the Election Deadline.

(g) Parent and the Company shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms, the manner and extent to which Cash Elections and Stock Elections are to be taken into account in making the determinations required by this Section and the payment of the Merger Consideration.

(h) For illustrative purposes, the parties have attached as Exhibit D to this Agreement three hypothetical calculations of the Merger Consideration that would be payable, in accordance with this Section 2.02, to the various holders of Company Stock pursuant to the Merger based on (i) hypothetical movements in the trading price of Parent ADSs between the date of this Agreement and the Effective Time (as described in that Exhibit), (ii) the number of Cash Electing Shares, Stock Electing Shares, Non-Electing Shares and Dissenting Shares and

(iii) the other assumptions set forth in that Exhibit. For the avoidance of doubt, in the event of any conflict between Exhibit D and the rest of this Section 2.02, then the operative language in this Section 2.02 shall prevail over the portions of Exhibit D.

Section 2.03. Surrender and Payment. (a) Prior to the date of the Company Stockholder Meeting, Parent shall appoint the ADR Depositary as an agent for the holders of Company Common Stock (or any other Person that is reasonably acceptable to Parent and the Company) (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”) and for purposes of receiving Election Forms from the holders of Company Stock and determining, in accordance with Section 2.02, the form of the Merger Consideration to be received by each holder of Shares. In consideration of the issue to Parent (or the stockholders of MergerSub, if other than Parent) by the Surviving Corporation of shares of common stock of the Surviving Corporation pursuant to Section 2.02(f), Parent shall make available to the Exchange Agent at the Effective Time, with respect to holders of shares of Company Stock who submitted a properly completed Election Form and properly completed letter of transmittal prior to the Election Deadline, and as needed from and after the Effective Time, with respect to all other holders of shares of Company Stock, the Merger Consideration (including by issuing and allotting the relevant number of Parent Ordinary Shares to the Exchange Agent) to be paid in respect of shares of Company Stock, together with any cash in lieu of fractional Parent Ordinary Shares or Parent ADSs pursuant to Section 2.07.

(b) Each holder of shares of Company Stock that have been canceled and in respect of which that holder has the right to receive the Merger Consideration shall be entitled to receive the following:

(i) the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share (A) in the case of holders of shares of Company Stock who submitted a properly completed Election Form and properly completed letter of transmittal prior to the Election Deadline, as promptly as practicable after the Effective Time, and (B) in the case of all other holders of shares of Company Stock, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal or receipt of an “agent’s message” by the Exchange Agent (or any other evidence, if any, of transfer that the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares;

(ii) any cash in lieu of fractional Parent Ordinary Shares or Parent ADSs payable to that holder pursuant to Section 2.07; and

(iii) if applicable, any unpaid dividends or other distributions that such holder has the right to receive pursuant to Section 2.03(g).

Parent will allot the Parent Ordinary Shares, and make available to the Exchange Agent on behalf of the relevant holders of Company Stock the Parent Ordinary Shares to be represented by Parent ADSs, constituting the Merger Consideration in respect of the Company Stock. From and after the Effective Time, until surrendered or transferred , as provided in this Agreement, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive that Merger Consideration, cash in lieu of fractional shares and unpaid dividends or other distributions as provided in this Section 2.03. With respect to holders of shares of Company Stock that elect to receive Parent Ordinary Shares in the Merger (or upon exercise of Assumed Options pursuant to Section 2.05), Parent shall issue those Parent Ordinary Shares to each such holder, credited as fully paid, and will cause that holder’s name to be entered in the register of members of Parent and, except where that holder has requested those Parent Ordinary Shares to be issued in uncertificated form, a certificate in respect thereof shall be issued to that holder. Where any holder has requested his Parent Ordinary Shares to be issued in uncertificated form, Parent shall cause his Parent Ordinary Shares to be issued in accordance with the instructions given by that holder and in accordance with the CREST system.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to that payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or that Uncertificated Share shall be properly transferred and (ii) the Person requesting that payment shall pay to the Exchange Agent any transfer or other taxes required as a result of that payment to a Person other than the registered holder of that Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, cash in lieu of fractional shares pursuant to Section 2.07 and unpaid dividends or other distributions pursuant to Section 2.03(g), and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect to the Merger Consideration, in respect of those shares, in each case without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or any earlier or later date, that is the date immediately before that time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any Person previously entitled to any of those amounts.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) for Company Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

(g) No dividends or other distributions with respect to Parent Ordinary Shares or Parent ADSs, as applicable, constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.07, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until those Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following that surrender or transfer, there shall be paid, without interest, to the Person in whose name the Parent Ordinary Shares or Parent ADSs, as applicable, have been registered, at the time of that surrender or transfer, the amount of any cash payable in lieu of fractional shares to which that Person is entitled pursuant to Section 2.07 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of that surrender with respect to those securities.

Section 2.04. Dissenting Shares. Notwithstanding anything in Section 2.02 that may be deemed to the contrary, Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of, or consented in writing to, the Merger and who has demanded appraisal for that Company Stock in accordance with Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless that holder fails to perfect, withdraws or otherwise loses the right to appraisal in accordance with Delaware Law. If, after the Effective Time, that holder fails to perfect, withdraws or loses the right to appraisal, that Company Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Stock, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to those demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any of those demands.

Section 2.05. Stock Options. (a) The terms of each outstanding option to purchase Company Stock (the “Company Stock Options”) granted under any Company plan or arrangement (the “Company Stock Plans”),

whether vested or unvested, shall be assumed by Parent to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option to acquire, on substantially the same terms and conditions (including existing vesting schedules) as were applicable under that Company Stock Option, the number of Parent Ordinary Shares (rounded down to the nearest whole share) determined by multiplying the number of Company Stock subject to that Company Stock Option by the Option Exchange Ratio, at a price per Parent Ordinary Share (rounded up to the nearest whole penny) equal to (i) the per share exercise price for the Company Stock otherwise purchasable pursuant to that Company Stock Option divided by (ii) the Option Exchange Ratio (and the quotient of (i) and (ii) shall be multiplied by the Currency Exchange Rate on the Business Day immediately prior to the date on which the Effective Time occurs) (an “Assumed Option”).

(b) The adjustments provided in this Agreement with respect to any Company Stock Options that are “incentive stock options” as defined in Section 422 of the Code shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code to preserve such “incentive stock option” status.

(c) Within 5 days after the Effective Time, Parent shall file a registration statement on Form S-8 (or another appropriate form) registering a number of Parent Ordinary Shares equal to the number of Parent Ordinary Shares issuable pursuant to the exercise of the Assumed Options. Parent shall maintain such Form S-8 registration statement (and maintain the current status of the prospectuses contained therein) in effect for as long as the Company Stock Options and assumed purchase rights remain outstanding.

(d) As soon as practicable after the Effective Time, Parent will deliver to the holders of Company Stock Options appropriate notices setting forth such holders’ rights under the Assumed Options as provided in this Section.

(e) The Company shall take all action that is necessary to (i) cause the exercise (as of a date that is no later than one Business Day before the Election Deadline) of each outstanding purchase right under the Company Employee Stock Purchase Plan (the “Company ESPP”); and (ii) provide that no further purchase period shall commence under the Company ESPP following that date; provided, however, that such exercise and cessation of further purchase periods shall be conditioned upon the consummation of the Merger. At the Effective Time, each Company Stock purchased pursuant to that exercise shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. Immediately prior to and effective as of the Effective Time and subject to the consummation of the Merger, the Company shall terminate the Company ESPP.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during that period, the Cash Amount, the Share Ratio and all the other relevant factors considered in determining the Merger Consideration pursuant to Section 2.02 shall be appropriately adjusted to reflect that change.

Section 2.07. Fractional Shares. No fractional Parent Ordinary Shares or Parent ADSs shall be issued in the Merger. All fractional Parent Ordinary Shares or Parent ADSs that a holder of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share or Parent ADS results from that aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash determined by (i) multiplying the Average Share Price by the fraction of the Parent ADS to which that holder would otherwise have been entitled, in the case of a fractional Parent ADS and (ii) multiplying one-third of the Average Share Price by the fraction of a Parent Ordinary Share to which that holder would otherwise have been entitled, in the case of a fractional Parent Ordinary Share.

Section 2.08. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 those amounts that it is required to deduct and withhold with respect to the making of that payment under the Code, or any provision of federal, state, local or foreign tax law including the tax laws of the United Kingdom. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, those amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Surviving Corporation or Parent, as the case may be, made that deduction and withholding.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that Person of a bond, in any reasonable amount that the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to that Certificate, the Exchange Agent will issue, in exchange for that lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by that Certificate together with cash paid in lieu of fractional shares and unpaid dividends, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of MergerSub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law. In the event that the Merger contemplated by Section 2.01(b) is effected, the certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law; provided that, at the Effective Time by virtue of the Merger, such certificate of incorporation shall be amended to read in its entirety as set forth in Exhibit E, and as so amended.

Section 3.02. Bylaws. The bylaws of MergerSub in effect immediately before the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of MergerSub immediately before the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly disclosed in the Company SEC Documents filed before the date of this Agreement or except as set forth in the Company Disclosure Schedule delivered to Parent on the date of this Agreement (the “Company Disclosure Schedule”) (which Company Disclosure Schedule shall make a specific reference to the particular Section or subsection of this Agreement to which exception is being taken or disclosure is being made and each such exception or disclosure shall be deemed to qualify or relate to that Section or subsection and any other Sections or subsections of this Agreement to the extent it is readily apparent, upon a reading of that exception or disclosure without any independent knowledge on the part of the reader regarding the matter(s) so disclosed, that such exception or disclosure applies to such other Sections or subsections), the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where that qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has previously made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the Company’s corporate powers and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock in favor of adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as that enforceability may be limited by laws relating to bankruptcy, insolvency and creditors’ rights generally and by general equitable principles.

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated by this Agreement and (iii) unanimously resolved (subject to Section 6.03(b)) to recommend adoption of this Agreement by its stockholders (the “Company Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvement Acts of 1976 (the “HSR Act”) and of laws, rules and regulations analogous to the HSR Act or otherwise regulating antitrust, competition or monopolization matters and in each case existing in foreign jurisdictions (the “Foreign Antitrust Laws”), (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable foreign or state securities or “blue sky” laws, (iv) the appropriate applications, filings and notices to, and approval of, the UKLA, the LSE and the NASDAQ, (v) compliance with any applicable requirements of the Companies Act 1985 of the United Kingdom, as amended (the “Companies Act”) and the Financial Services and Markets Act 2000 of the United Kingdom, as amended (the “FSMA”), and (vi) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The consents, approvals, orders, authorizations, registrations, declarations, announcements and filings required under or in relation to any of the foregoing clauses (i) through (v) shall be referred to in this Agreement as the “Requisite Consents”.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or analogous organizational documents of the Company or any Subsidiary of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order, or decree, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for those contraventions, conflicts and violations referred to in clause (ii) and for those failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (excluding, for this purpose, exception (vi) from the definition thereof).

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Stock, and 5,000,000 shares of preferred stock, $0.001 par value, of the Company (of which 50,000 have been designated as Series A Preferred Stock and reserved for issuance upon exercise of the Rights distributed to holders of Company Stock pursuant to the Rights Agreement). As of August 22, 2004, there were outstanding (i) 23,615,408 shares of Company Stock, (ii) other than the Rights attached to the shares of Company Stock, no shares of preferred stock of the Company, (iii) 10,288 treasury shares of Company Common Stock, (iv) stock options to purchase an aggregate of 5,908,588 shares of Company Stock and (v) 1,560,801 shares of Company Stock authorized for issuance under the Company ESPP. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Company Subsidiary owns any shares of capital stock of the Company.

(b) Except as set forth in this Section 4.05, as of the date hereof, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Section 4.05 of the Company Disclosure Schedule sets forth a complete and correct list as of August 22, 2004, for each Company Stock Option of the date of grant, the holder, the exercise price and the vesting schedule thereof. The Company is not a party to any voting agreement with respect to the voting of Company Stock.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company is a business entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign business entity and is (to the extent applicable) in good standing in each jurisdiction where that qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding shares of capital stock of, or other ownership interests in, each Subsidiary of the Company has been validly issued and are fully paid and nonassessable. All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of that capital stock or other voting securities or ownership interests), other than restrictions imposed by applicable securities laws. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07. SEC Filings and Sarbanes-Oxley. (a) True and complete copies of the following documents are available on the SEC’s website: (i) the Company’s annual reports on Form 10-K for its fiscal years ended September 30, 2003, 2002 and 2001, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended December 31, 2003 and March 31, 2004, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since September 30, 2003, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since September 30, 2001 (the documents referred to in this Section 4.07(a), collectively, the “Company SEC Documents”). The Company has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since September 30, 2001. No Subsidiary of the Company is required to file any form, report, registration statement or prospectus or other document with the SEC.

(b) As of its filing date, each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date hereof will comply, as to form, in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of that filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each such Company SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements made in any such document, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date that registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they were made, not misleading.

(e) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the 1934 Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(f) The Company has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(g) The Company has disclosed, based on the most recent evaluation by the chief executive officer and the chief financial officer of the Company, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any related notes thereto) included in the Company SEC Documents fairly present in all material respects, in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements or, in the case of the unaudited consolidated financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the 1934 Act), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. (a) The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Registration Statement or (ii) the Registration Statement on Form F-6 (together with any amendments or supplements, the “Form F-6”) with respect to the Parent ADRs to be issued in connection with the Merger, shall not at the time the Registration Statement or the Form F-6 is filed with the SEC, at any time it is amended or supplemented, or at the time the Registration Statement or the Form F-6 is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading.

(b) The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the proxy or information statement (together with any amendments or supplements, the “Proxy Statement/Prospectus”) in connection with the Company Stockholder Meeting to be included in the Registration Statement filed with the SEC, and (ii) any filing by Parent with the UKLA in respect of the Merger (including the Class I Shareholder Circular (together with any amendments or supplements, the “Parent Circular”) and the listing particulars under Part VI of the FSMA (together with any amendments or supplements, the “Listing Particulars” and together with the Parent Circular, any other filings by Parent with the UKLA in respect of the Merger, the “Parent Disclosure Documents”) will (A) in the case of the Proxy Statement/Prospectus, at the time of the filing thereof, at the time of the mailing thereof to the stockholders of the Company, at the time of the Company Stockholder Meeting, and at the Effective Time, not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading, or (B) in the case of each of the Parent Disclosure Documents, at the time of the filing thereof, at the time of the mailing thereof to the shareholders of Parent, at the time of the Parent Shareholder Meeting and at the Effective Time, contain all particulars relating to the parties to this Agreement required to comply in all material respects with all United Kingdom statutory and other legal provisions (including, without limitation, the Companies Act, the UKLA and the rules and regulations made thereunder, and the rules and requirements of the UKLA) and not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply (with respect to information relating to the Company) as to form in all material respects with the provisions of the 1934 Act.

(c) Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or MergerSub which is contained or incorporated by reference in the Registration Statement, the Form F-6, the Proxy Statement/Prospectus and the Parent Disclosure Documents (collectively, the “Disclosure Filings”).

(d) If at any time prior to the Effective Time any fact or event relating to the Company or any of its Subsidiaries or Affiliates which should be set forth in an amendment to any of the Disclosure Filings should be discovered by the Company or should occur, the Company shall promptly inform Parent of that fact or event.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, and through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

(ii) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

(iii) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries (or any material amendment) of any indebtedness for borrowed money, other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(iv) any creation or other incurrence by the Company or any of its Subsidiaries of any Lien (other than (A) vendor’s liens incurred in the ordinary course of business, (B) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, or (C) liens, irregularities, easements, reserves, servitudes, encroachments, rights of way or other imperfections of title or possession the existence of which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use of the affected assets (clauses (A) through (C), are collectively, “Permitted Liens”)) on any material asset, other than in the ordinary course of business consistent with past practices;

(v) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in its wholly owned Subsidiaries in the ordinary course of business consistent with past practices;

(vi) (A) any Material Contract entered into by the Company or any of its Subsidiaries or (B) other than in the ordinary course of business, any termination or material amendment of, or waiver of any material rights of the Company or any Subsidiary or of any material obligations of any counterparty under, any Material Contract;

(vii) any change in any method of accounting or accounting principles or practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in U.S. GAAP or Regulation S-X under the 1934 Act;

(viii) any (A) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director or officer of the Company or any of its Subsidiaries or any grant of any severance or termination pay to (or material amendment to any existing arrangement with any) any other employee of the Company or any of its Subsidiaries other than payments to non-officer employees of the lesser of $25,000 or three months’ salary, (B) increase in benefits payable under any existing severance or termination pay policies or employment or consultancy agreements, (C) entering into any employment, consultancy, deferred compensation, severance, retirement or other similar agreement or arrangement (or any amendment to any such existing agreement or arrangement) with any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, under which the Company’s total obligation exceeds $50,000, (D) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries or (E) increase in compensation, bonus or other benefits payable to any director or officer or any employee or independent contractor of the Company or any of its Subsidiaries, other than, in the case of employees and independent contractors, in the ordinary course of business consistent with past practice; or

(b) Since the Company Balance Sheet Date, there has not been:

(i) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(iii) any Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any amended Tax Returns or claims for Tax refunds filed, any closing agreement entered into, any Tax claim, audit or assessment settled, or any right to claim a Tax refund, offset or other reduction in Tax liability surrendered.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes to that balance sheet or in the Company SEC Documents filed before the date of this Agreement; and

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Material Contracts. (a) Section 4.12 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of the following agreements to which the Company or any of its Subsidiaries is a party or by which any of them are legally bound (collectively, the “Material Contracts”):

(i) each Lease and each lease of personal property providing for annual rentals of $50,000 or more;

(ii) each agreement for the purchase of materials, supplies, goods, services, equipment or other assets by the Company or its Subsidiaries (which, for purposes of clarity, shall not include purchase orders) (A) that involved payments by the Company in the last fiscal year or the last three fiscal quarters in excess of $250,000, or (B) under which the Company expects to spend more than $250,000 in the next 12 months;

(iii) each outbound license, sales, distribution or other similar agreement providing for the sale by the Company or any of its Subsidiaries of software, materials, supplies, goods, services, equipment or other assets (which, for purposes of clarity, shall not include purchase orders) (A) that involved bookings in the last fiscal year or the last three fiscal quarters of more than $750,000, (B) under which the Company has received in the last fiscal year or the last three fiscal quarters, or expects to receive in the next 12 months, material royalty payments, (C) that grants an exclusive license to any Intellectual Property Right or (D) under which the Company has received in the last fiscal year or the last three fiscal quarters, or expects to receive in the next 12 months, material royalty payments and that grants a license to manufacture products (other than to end users in substantially the form previously disclosed to Parent) and that are now or may become fully paid up;

(iv) each partnership, joint venture, shareholder or agreement providing for a similar legal relationship, or involving the sharing of any revenues, profits, losses or liabilities (other than royalties in the ordinary course of business);

(v) each agreement relating to the acquisition or disposition of any business or of any material assets outside of the ordinary course of business (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(vi) each agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $50,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(vii) each agreement not disclosed pursuant to Section 4.12(a)(iii) that (A) limits or purports to limit the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would by its terms reasonably be expected to so limit the freedom of the Company or any of its Subsidiaries after the Closing Date, (B) grants any exclusive license or exclusive supply or exclusive distribution agreement or other similar exclusive rights or (C) grants any “most favored nation” or similar rights;

(viii) each agreement with any director or officer of the Company or any of its Subsidiaries or with any “associate” or any member of the “immediate family” (as such those are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

(ix) each contract in which it grants or receives rights of first refusal, rights of first negotiation, or similar rights with respect to any product, service or Intellectual Property Right;

(x) each in-bound license agreement other than: (A) licenses of trademarks from customers entered into in the ordinary course of business, (B) end-user licenses to off-the-shelf software and to software that is generally commercially available and have an individual cost of less than $100,000, and (C) non-material licenses to specifications, process information and modifications from end-users and foundries entered into in the ordinary course of business;

(xi) each contract to provide source code (i.e., human readable computer code) to any third party or under which a third party has contingent rights to obtain source code, including pursuant to any escrow arrangement (each disclosure of any such contract on Section 4.12(a)(xi) of the Company Disclosure Schedule) specifying the source code and the third party subject to that arrangement);

(xii) each material contract with a person other than: (A) an employee of the Company, (B) an independent contractor of the Company who was retained with an agreement in substantially the form provided to Parent, (C) an end-user pursuant to an agreement entered into in the ordinary course of business (for purposes of this subsection (C) ordinary course of business does not include an agreement pursuant to which the Company assigns or exclusively licenses an Intellectual Property Right that is material to the conduct of its business) or (D) a foundry pursuant to a license agreement previously disclosed to Parent, in each case providing for the development or authorship of any Intellectual Property Right;

(xiii) each contract providing for warranty, indemnification or guaranty obligations by the Company (excluding end-user agreements entered into in the ordinary course of business substantially in the standard form provided to Parent) that individually or in the aggregate would reasonably be expected to be material to the Company and its Subsidiaries; or

(xiv) each contract under which the Company has obligations to jointly market any product, technology or service of a third party.

(b) Each Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party to any such contract is in default or breach in any material respect under the terms of any such Material Contract, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any material event of default thereunder. True and complete copies of each such Material Contract have been made available to Parent.

Section 4.13. Compliance with Laws and Court Orders. Except as would not be material to any of the business segments of the Company or any of its Subsidiaries, the Company and each of its Subsidiaries is and has been in compliance with all applicable laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to, nor have any of them been threatened to be charged with or given written notice of any violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree.

Section 4.14. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before any arbitrator or before or by any Governmental Entity, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that, as of the date of this Agreement, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, there is no action, suit, investigation or proceeding pending or threatened against any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any Subsidiary may be liable or against any of their respective properties before any arbitrator or before or by any Governmental Entity, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement. Section 4.14 of the Company Disclosure Schedule lists, as of the date of this Agreement, each action, suit and proceeding pending on the date of this Agreement against the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of its present or former directors, officers or employees or any Person for whom the Company or any Subsidiary may be liable or any of their respective properties, in each case, before any arbitrator or by or before any other Governmental Entity.

Section 4.15. Finders’ Fees. Except for Goldman Sachs & Co., a true and complete copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.16. Opinion of Financial Advisor. The Company has received the opinion of Goldman Sachs & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of shares of Company Common Stock, taken in the aggregate, is fair from a financial point of view to such holders.

Section 4.17. Taxes. (a) All material Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all applicable laws, and all of those material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with U.S. GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended September 30, 1999 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.18. Employee Benefit Plans. (a) Section 4.18 of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, identifying, whether or not written, each (w) “employee benefit plan,” as defined in Section 3(3) of ERISA; (x) each employment, consultancy, severance or similar contract, plan, arrangement or policy, other than at-will employment agreements with no severance or guaranteed compensation; (y) each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, life insurance, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits); or (z) any loan; in each case which is sponsored, maintained, administered, contributed to, extended or arranged by the Company or any Affiliate and covers any current or former employee, director, or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Copies of those plans (and, if applicable, related trust or funding agreements or insurance policies, amendments to any of the foregoing, and prospectuses or summary plan descriptions relating to any of the foregoing) and all amendments to any of the foregoing and written interpretations of any of the foregoing have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, its Schedule B) and tax return (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively in this Agreement as the “Company Employee Plans; provided that any International Plan (and any plan or program that would otherwise constitute an International Plan, but for the proviso in the definition of that term) shall not constitute a Company Employee Plan.”

(b) Neither the Company nor any of its ERISA Affiliates sponsors, maintains, administers, contributes to (or is required to sponsor, maintain, administer or contribute to) any plan subject to Title IV of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates (nor any of their predecessors) has within the past 6 years sponsored, maintained, contributed to (or been required to sponsor, maintain, administer or contribute to) any such plan.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), and neither the Company nor any of its ERISA Affiliates (nor any of their predecessors) has within the past 6 years contributed to (or been required to contribute to) any such plan.

(d) With respect to each Employee Plan which is intended to be qualified under Section 401(a) of the Code, the Company has received a favorable determination or opinion letter from the IRS as to its qualified status (including with respect to GUST amendments) and, to the Company’s knowledge, no event has occurred which would adversely affect such qualified status. Each trust created under any such Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by all applicable law, including ERISA and the Code. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any subsequent termination of employment) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay or other property, or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation, rights or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Employee Plan or International Plan, whether or not that payment, rights or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code.

(f) There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

(g) Neither the Company nor any of its Subsidiaries has any liability in respect of post- retirement health, medical or life insurance benefits for retired, former or current officers or employees of the Company or its Subsidiaries except as required (i) to avoid excise tax under Section 4980B of the Code or as otherwise may be required by statute or (ii) for benefits the full cost of which are borne by employees of the Company (or such employee’s beneficiaries or dependents).

(h) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, a Company Employee Plan which would increase materially the expense of maintaining that Company Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(i) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official.

(j) Section 4.18(j) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, identifying each International Plan. The Company has made available to Parent copies of each International Plan and any amendments to any such plan, as well as, to the extent applicable, any related trust or funding agreements or insurance policies, amendments to any such agreement or policy, associated actuarial reports, and related prospectuses or summary plan descriptions. Each International Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by applicable law (including any special provisions relating to qualified plans where that International Plan was intended to so qualify) and, to the knowledge of the Company, has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates or Subsidiaries relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining that International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. According to the actuarial assumptions and valuations most recently used for the purpose of funding each International Plan, as of March 31, 2004, the total amount or value of the funds available under that International Plan to pay benefits accrued thereunder or segregated in respect of those accrued benefits, together with any related reserve or accrual, meet or exceed the present value of all benefits (actual or contingent) accrued as of that date of all participants and past participants in any such plan to whom the Company or any of its Subsidiaries has or would have after the Effective Time any obligation. From and after the Effective Time, Parent and its Affiliates will get the full benefit of any of those funds, accruals or reserves to the extent provided by plan terms and local law.

Section 4.19. Employee and Labor Matters.

(a) The Company and its Subsidiaries have complied with all applicable laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes, and continuation coverage with respect to group health plans, except for any failures to comply that would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company.

(b) Neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any of those employees. Furthermore, except as would not, individually or in the aggregate, be material, (i) there are no unfair labor practice charges or complaints against Company or any of its subsidiaries pending before the National Labor Relations Board or any foreign equivalent; (ii) there are no labor strikes, slowdowns or stoppages actually pending or threatened against or affecting the Company or any of its Subsidiaries; (iii) there are no representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent and there are no questions concerning representation with respect to the employees of the Company or its Subsidiaries; and (iv) there are no grievance or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collection bargaining agreement.

(c) Neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) any other transaction, layoff, reduction in force or employment terminations that is sufficient in number to trigger application of any similar foreign, state or local law that could result in a material liability of the Company and its Subsidiaries, taken as a whole.

Section 4.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) no written notice, notification, request for information, citation, order, claim, demand, directive, notice of violation, complaint or penalty has been received by the Company or any of its Subsidiaries and (ii) there are no judicial, administrative, regulatory or civil actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened, in the case of each of (i) or (ii), arising out of, based upon or resulting from (x) an actual or alleged violation of, or liability under, any applicable Environmental Law by or of the Company or any of its Subsidiaries or (y) the present or release of, or exposure to, any Hazardous Substance;

(b) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and

(c) there has been no release by the Company or its Subsidiaries, or for which the Company or any Subsidiary is or could reasonably be held responsible contractually or by operation of law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or any third party site to which the Company or any of its Subsidiaries has sent any Hazardous Substance for disposal or treatment.

Section 4.21. Intellectual Property. (a) Section 4.21(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all material research agreements, development agreements, settlement agreements, consent to use agreements and covenants not to sue to which the Company or any of its Subsidiaries is a party or otherwise bound, granting or restricting any right to use, exploit or practice any Intellectual Property Rights.

(b) The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the material non-patent and non-trademark Intellectual Property Rights and, to the knowledge of the Company, all of the material patent and trademark rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted. There exist no material restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or material Licensed Intellectual Property Rights.

(c) To the knowledge of the Company, none of the Company and its Subsidiaries has infringed, misappropriated or otherwise violated any patent or trademark rights of any third person. None of the Company and its Subsidiaries has infringed, misappropriated or otherwise violated any non-patent or non-trademark Intellectual Property Right of any third person. There is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, (ii) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported or sold by the Company or any Subsidiary do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party. Since August 20, 2001, none of the Company and any Subsidiary has received from any third party an offer to license any patents of that third party.

(d) None of the Owned Intellectual Property Rights and, to the knowledge of the Company, the Licensed Intellectual Property Rights, in each case that are material to the operation of the business of the Company and its Subsidiaries as currently conducted, has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all of those Owned Intellectual Property Rights and Licensed Intellectual Property Rights are valid and enforceable.

(e) The Company and its Subsidiaries hold all right, title and interest in and to all Owned Intellectual Property Rights and all of the Company’s and its Subsidiaries’ licenses under the Licensed Intellectual Property Rights, free and clear of any Lien, except with respect to validity for which representations are explicitly made in subsection (d) above. Section 4.21(e) of the Company Disclosure Schedule contains a true and complete list as of the date hereof of all patents and patent applications, registered copyrights and copyright applications, registered trademarks and trademark applications and domain names included in the Owned Intellectual Property Rights, specifying as to each such Intellectual Property Right, as applicable, (A) the owner of such Intellectual Property Right, (B) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed and (C) the registration or application numbers thereof. In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Owned Intellectual Property is held by assignment, the assignment has been duly recorded with the governmental authority from which the patent or registration issued or before which the application or application for registration is pending. The Company is the sole owner of such Owned Intellectual Property Right and no third party has any claim of ownership in such Owned Intellectual Property Right. As to each such Owned Intellectual Property Right held by assignment, the Company is unaware of any purported prior assignment, grant or conveyance of such Owned Intellectual Property Right to any third party inconsistent with the purchase of sole ownership by the Company. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Owned Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use.

(f) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right which, if allowed to continue, would individually or in the aggregate result in a material loss of revenue. The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material confidential Intellectual Property Rights. None of the Intellectual Property Rights of the Company or any Subsidiary that are material to the business or operation of the Company or any Subsidiary and the value of which to the Company or any Subsidiary is contingent upon maintaining the confidentiality thereof, has been disclosed other than to employees, representatives and agents of the Company or any Subsidiary all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to Parent.

(g) No government funding, facilities of a university, college, other educational institution or research center was used in the development of any Owned Intellectual Property Rights which are material to the Business of the Company and its Subsidiaries as currently conducted. No current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property Rights which are material to the Business of the Company and its Subsidiaries as currently conducted, has performed services for the government, university, college, or other educational institution or research center during a period of time during which that employee, consultant or independent contractor was also performing services for the Company. None of the material code included in the Company’s products is based on or is a derivative work of any software that originated or resulted from funds provided by any government or university.

(h) To the extent that any material Owned Intellectual Property Rights have been developed or created by a third party (including any current or former employee of the Company) for the Company, the Company has a related written agreement with that third party, and the Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted) to all of that third party’s Intellectual Property Rights in that work, material or invention by operation of law or by valid assignment.

Section 4.22. Tax Treatment. Neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, any of its other Affiliates, has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

Section 4.23. Antitakeover Statutes and Rights Agreement. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated by this Agreement from Section 203 of Delaware Law, and, accordingly, neither that Section nor any other anti-takeover or similar statute or regulation applies or purports to apply to the Merger of any of those transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws or regulations enacted under U.S. state or federal laws apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

(b) The Company has taken all action necessary to (i) ensure the Rights do not separate from the Company Stock as a result of the Merger or any of the other transactions contemplated by this Agreement and (ii) ensure that (A) none of Parent, MergerSub of any of their Affiliates will become an Acquiring Person (as defined in the Rights Agreement) as a result of the Merger or the other transactions contemplated by this Agreement, and (B) neither a Distribution Date nor a Share Acquisition Date (each, as defined in the Rights Agreement) shall occur, nor shall any rights of any holder of the Rights or any rights or obligations of any party to the Rights Agreement, be triggered by reason of the approval or execution of this Agreement, the announcement or consummation of the Merger or the announcement or consummation of any of the other transactions contemplated by this Agreement.

Section 4.24. Property. (a) Neither the Company nor any of its Subsidiaries owns any real property, and none of the Company or any of its Subsidiaries has ever owned any real property. Section 4.24(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all leases, subleases and licenses, concessions and other agreements relating to real property (together with all amendments and modifications, the “Leases”), which Leases have been made available to Parent, pursuant to which the Company or a Subsidiary holds a valid leasehold or subleasehold interest in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property (the “Real Property”).

(b) With respect to all Real Property, to the Company’s knowledge, (i) the Company and the Subsidiaries have legal and adequate access to (A) public roads or valid easements over private streets or private property for such ingress to and egress from all such Real Property and (B) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of the businesses of the Company or any Subsidiary as currently conducted; (ii) no material condemnation proceeding or other litigation is pending or threatened which would preclude or impair the use of any such Real Property by the Company or the Subsidiaries for the purposes for which it is currently used as of the date hereof; and (iii) such Real Property, and its continued use, occupancy and operation as currently used, occupied and operated, does not constitute a material nonconforming use under all applicable building, zoning, subdivision and other land use and similar laws, regulations and ordinances nor has the Company nor any Subsidiary received any notice of that nonconforming use or of a violation of those laws.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as expressly disclosed in the Parent Filings filed before the date of this Agreement or except as set forth in the Parent Disclosure Schedule delivered to Company on the date of this Agreement (the “Parent Disclosure Schedule”) (which Parent Disclosure Schedule shall make a specific reference to the particular Section or subsection of this Agreement to which exception is being taken or disclosure is being made and each such exception or disclosure shall be deemed to qualify or relate to that Section or subsection and any other Sections or subsections of this Agreement to the extent it is readily apparent, upon a reading of that exception or disclosure without any independent knowledge on the part of the reader regarding the matter(s) so disclosed, that such exception or disclosure applies to such other Sections or subsections), Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and MergerSub is a company or corporation duly organized, validly existing and (as relates to MergerSub) in good standing under the laws of its jurisdiction of incorporation and has all corporate or company powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and MergerSub is duly qualified to do business as a foreign business entity and is in good standing in each jurisdiction where that qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Parent has previously made available to the Company true and complete copies of the memorandum and articles of association of Parent and the certificate of incorporation and bylaws of MergerSub as currently in effect. Since the date of its incorporation, MergerSub has not engaged in any activities, other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Parent and MergerSub of this Agreement and the consummation by Parent and MergerSub of the transactions contemplated by this Agreement are within the company or corporate powers of Parent and MergerSub and, except for the Parent Shareholder Approval, have been duly authorized by all necessary company or corporate action.

(b) The consummation of the Merger requires the affirmative vote of holders of a simple majority of Parent Ordinary Shares present and voting on a show of hands (or, if on a poll, the holders of a simple majority of the votes attaching to the Parent Ordinary Shares who vote in person or by proxy) at the Parent Shareholder Meeting in favor of the following (considered as one integrated resolution):

(i) the transactions contemplated by this Agreement;

(ii) the appointment of Lucio Lanza and Mark Templeton to the Board of Directors of Parent as of the Effective Time (or, if Mr. Lanza or Mr. Templeton is unable or unwilling to serve in that capacity (and either of them or the Company has so indicated in writing), any other individual(s) that may be reasonably acceptable to Parent and the Company (Messrs. Lanza and Templeton, together with any such replacement, as applicable, the “New Directors”) (such proposal, the “New Director Proposal”);

(iii) an increase in the maximum number of Directors of Parent to sixteen at any time (in accordance with the articles of association of Parent)

(iv) an increase in the authorized ordinary share capital of Parent in an amount reasonably necessary to consummate the transactions contemplated by this Agreement;

(v) an authority to allot relevant securities pursuant to section 80 of the Companies Act 1985 in the form of Parent Ordinary Shares for the purposes of the transactions contemplated by this Agreement; and

(vi) an exclusion of Assumed Options from the dilution limits in the existing Parent share plans or arrangements.

(c) The affirmative vote of holders of three-fourths of Parent Ordinary Shares present and voting on a show of hands (or, if on a poll, the holders of three-fourths of the votes attaching to the Parent Ordinary Shares who vote in person or by proxy) is required at the Parent Shareholder Meeting in order to amend Parent’s articles of association to provide for (i) an increase in the maximum number of Directors of Parent to sixteen at any time, (ii) the delivery of notices of the meetings of the Board of Directors of Parent to Directors residing outside the United Kingdom and (iii) the provision to the holders of Parent ADRs of substantially the same rights as holders of Parent Ordinary Shares, including: (A) to the extent permitted by applicable law or regulation, the rights to receive notice of, attend, speak and vote at, and call for a poll at general meetings of holders of Parent Ordinary Shares, including by providing for the appointment of multiple proxies by certain types of shareholders, and to permit the appointment of substitutes instead of the proxies and to provide for special and extraordinary resolutions to be taken on a poll; and (B) to the extent reasonably practicable and permitted by applicable law or regulation, the rights to requisition general meetings of holders of Parent Ordinary Shares and requisition resolutions at such meetings and to permit the appointment of sub-proxies by certain types of shareholders (such proposal, the “Articles Amendment Proposal” and together with the proposal described in Section 5.02(b), the “Parent Proposals”). For purposes of this Agreement, the term “Parent Shareholder Approval” means the approvals of Parent shareholders that are required to approve and adopt the Parent Proposals and are described in this Section 5.02.

(d) This Agreement constitutes a valid and binding agreement of each of Parent and MergerSub enforceable against Parent or MergerSub in accordance with its terms, except as that enforceability may be limited by laws relating to bankruptcy, insolvency and creditors’ rights generally and by general equitable principles.

(e) At a meeting duly called and held, Parent’s Board of Directors has (i) unanimously approved and adopted this Agreement and the transactions contemplated by this Agreement, (ii) unanimously approved the Articles Amendment Proposal, and (iii) unanimously resolved, subject to Section 7.05, to recommend approval of the Parent Proposals to its shareholders (the “Parent Recommendation”).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and MergerSub of this Agreement and the consummation by Parent and MergerSub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the Requisite Consents, (ii) an application to H.M. Treasury for Treasury Consent pursuant to Section 765 of the Income and Corporation Taxes Act of 1988 (and receipt of that consent or confirmation that it is not required) and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially to impair the ability of Parent and MergerSub to consummate the transactions contemplated by this Agreement.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and MergerSub of this Agreement and the consummation by Parent and MergerSub of the transactions contemplated by this Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent or the certificate of incorporation or bylaws of MergerSub, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any material agreement or other instrument binding upon Parent or any of its Subsidiaries or any material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for those contraventions, conflicts and violations referred to in clause (ii) and for those failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect (excluding, for this purpose, exception (vi) from the definition thereof).

Section 5.05. Capitalization. (a) As of the date of this Agreement, the authorized share capital of Parent consists of £79,000,000 divided into 1,580,000,000 Parent Ordinary Shares. As of August 22, 2004, there were outstanding 1,025,903,814 Parent Ordinary Shares, (which includes 35,840,337 Parent ADSs exchangeable for Parent Ordinary Shares), and employee stock options to purchase an aggregate of 77,825,548 shares of Parent Ordinary Shares. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except as set forth in this Section 5.05 and the receipt of conditional awards under Parent’s long-term incentive plans as described in Section 5.05(b) of the Parent Disclosure Schedule, as of the date of this Agreement, there are no outstanding (i) shares of capital stock or voting securities of Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent or other obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clause (i), (ii) or (iii) above.

(c) All Parent Ordinary Shares issued and allotted in consideration of the cancellation of Company Stock pursuant to Section 2.02 at or after the Effective Time (including all Parent Ordinary Shares represented by Parent ADSs forming part of the Merger Consideration) in accordance with this Agreement, will be, when so issued and allotted, duly authorized, validly issued and allotted, fully paid and free of preemptive rights, except as provided by the Companies Act. The Parent ADRs issued in respect of the Parent ADSs issued as Merger Consideration will be duly issued in accordance with the Parent Depositary Agreement.

Section 5.06. Subsidiaries. (a) Each Subsidiary of Parent is a business entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified to do business as a foreign business entity and is (to the extent applicable) in good standing in each jurisdiction where that qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Subsidiaries of Parent and their respective jurisdictions of organization are identified in the Parent 20-F.

(b) All of the outstanding shares of capital stock of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of that capital stock or other voting securities or ownership interests), other than restrictions imposed by applicable securities laws. There are no outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries or (ii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i) or (ii) above.

Section 5.07. SEC and UKLA Filings. (a) True and complete copies of the following documents have been provided to the Company or are available on the SEC’s website: (i) its annual report on Form 20-F for its fiscal year ended December 31, 2003, 2002 and 2001, (ii) all current reports on Form 6-K filed by it with the SEC since December 31, 2003, (iii) all other reports, filings, registration statements and other documents filed by it with the SEC, the UKLA or the LSE since September 30, 2001, and (iv) all circulars, reports and other documents distributed by Parent to its shareholders since September 30, 2001 (collectively, the “Parent Filings”). Parent has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC, the UKLA or the LSE since September 30, 2001. No Parent Subsidiary is required to file any form, report, circular, registration statement or prospectus or other document with the SEC, the UKLA or the LSE.

(b) As of its filing date, each Parent Filing complied, and each such Parent Filing filed subsequent to the date hereof will comply, as to form, in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) Parent has in all material respects complied with its obligations to notify a Regulatory Information Service of information pursuant to Chapter 9 of the Listing Rules of the UKLA since January 1, 2004, and those notifications are publicly available. Parent has not received notice from the UKLA that there are any circumstances that would justify or warrant it commencing proceedings to discount or suspend the listing of the Parent Ordinary Shares on the Official List of the UKLA.

(d) As of its filing date (or, if amended or superseded by a filing before the date of this Agreement, on the date of that filing), each Parent Filing filed pursuant to the 1934 Act did not, and each such Parent Filing filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements made in any such document, in the light of the circumstances under which they were made, not misleading.

(e) Each Parent Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date the registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they were made, not misleading. With respect to each Parent Filing filed with the UKLA, as of its filing date (or, if amended or superseded by a filing before the date of this Agreement, on the date of that filing), all statements of fact contained in that filing were, in the light of the circumstances under which they were made, true and accurate in all material respects and were not misleading.

(f) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the UKLA, the LSE and NASDAQ. Except as permitted by the 1934 Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(g) Parent has designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and chief financial officer of Parent by others within those entities.

(h) Parent has disclosed, based on the most recent evaluation by the chief executive officer and the chief financial officer of Parent, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

Section 5.08. Financial Statements. The audited consolidated financial statements of Parent (including, in each case, any related notes thereto) included in the Parent 20-F and Parent’s unaudited interim results for the six-month period ended June 30, 2004 present fairly, in all material respects, the financial position of Parent and its consolidated Subsidiaries at the dates thereof and the results of its operations and cash flows for each of the periods then ended, in conformity with generally accepted accounting principles in the United Kingdom (“U.K. GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements and except in the case of the interim statements), and, to the extent applicable and required by the 1933 Act or the 1934 Act, reconciled to U.S. GAAP as noted therein or during the periods involved.

Section 5.09. Disclosure Documents. (a) The information to be supplied by or on behalf of Parent or MergerSub for inclusion or incorporation by reference in (i) the Registration Statement or (ii) the Form F-6, shall not at the time the Registration Statement or the Form F-6 is filed with the SEC, at any time it is amended or supplemented, or at the time the Registration Statement or the Form F-6 is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the 1933 Act.

(b) The information to be supplied by or on behalf of Parent or MergerSub for inclusion or incorporation by reference in (i) the Proxy Statement/Prospectus, and (ii) in any of the Parent Disclosure Documents will (A) in the case of the Proxy Statement/Prospectus, at the time of the filing thereof, at the time of the mailing thereof to the stockholders of the Company, at the time of the Company Stockholder Meeting, and at the Effective Time, not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading, or (B) in the case of each of the Parent Disclosure Documents, at the time of the filing thereof, at the time of the mailing thereof to the shareholders of Parent, at the time of the Parent Shareholder Meeting and at the Effective Time, contain all particulars relating to the parties to this Agreement required to comply in all material respects with all United Kingdom statutory and other legal provisions

(including, without limitation, the Companies Act, the FSMA and the rules and regulations made thereunder, and the rules and requirements of the UKLA) and not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading.

(c) Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained or incorporated by reference in the Disclosure Filings.

(d) If at any time prior to the Effective Time any fact or event relating to Parent or any of its Subsidiaries or Affiliates which should be set forth in an amendment to any of the Disclosure Filings should be discovered by Parent or should occur, Parent shall promptly inform the Company of that fact or event.

Section 5.10. Absence of Certain Changes. (a) Since the Parent Balance Sheet Date, and through the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, other than Parent’s normal semi-annual dividend, or any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any of its Subsidiaries;

(ii) any incurrence, assumption or guarantee by Parent or any of its Subsidiaries of any material indebtedness for borrowed money, other than in the ordinary course of business and in amounts and on terms consistent with past practices; and

(iii) any change in any method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required by reason of a concurrent change in U.K. GAAP or U.S. GAAP.

(b) Since the Parent Balance Sheet Date, there has not been:

(i) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or

(ii) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than:

(a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes to that balance sheet or in the Parent Filings filed before the date of this Agreement; and

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Parent Balance Sheet Date that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12. Compliance with Laws and Court Orders. Except as would not be material to any of the business segments of Parent or any of its Subsidiaries, Parent and each of its Subsidiaries is and has been in compliance with all applicable laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees. To the knowledge of Parent, neither Parent nor any of its Subsidiaries is under investigation with respect to, nor have any of them been threatened to be charged with or given written notice of any violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree.

Section 5.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against, Parent or any of its Subsidiaries before any arbitrator or before or by any Governmental Entity, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, as of the date of this Agreement, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement. To the knowledge of Parent, there is no action, suit, investigation or proceeding pending or threatened against any present or former officer, director or employee of Parent or any of its Subsidiaries or any Person for whom Parent or any Subsidiary may be liable or against any of their respective properties before any arbitrator or before or by any Governmental Entity, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

Section 5.14. Finders’ Fees. Except for Morgan Stanley, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.15. Opinion of Financial Advisor. Parent has received the opinion of Morgan Stanley, financial advisor to Parent, to the effect that, as of the date of this Agreement, the Merger Consideration to be paid in the Merger is fair to Parent from a financial point of view.

Section 5.16. Taxes. (a) All material Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due in accordance with all applicable laws, and all of those material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) Parent and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with U.K. GAAP an adequate accrual for all material Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of Parent and its Subsidiaries through the Tax year ended April 5, 1999 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

Section 5.17. Employee Benefits and Labor Matters. (a) There are no Parent U.S. Plan subject to Title IV of ERISA. Each Parent U.S. Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS that it is so qualified.

(b) Each Parent International Plan has been maintained in good standing with applicable regulatory authorities, with those exceptions that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Parent Material Adverse Effect.

(c) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Parent U.S.

Plan or Parent International Plan, that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, officer, director or consultant of Parent or any Parent Subsidiary, or result in the triggering or imposition of any restrictions or limitations on the right of Parent, the Surviving Corporation or any Subsidiary of that Person to amend or terminate any Parent U.S. Plan or Parent International Plan and receive the full amount of any excess assets remaining or resulting from that amendment or termination, subject to applicable taxes.

(d) No work stoppage, labor strike, slowdown or other job action against Parent or any Parent Subsidiary is pending or threatened which, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is involved in or threatened with any labor dispute or grievance which, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, there is no organizing effort or representation question at issue with respect to a material number of employees of Parent or any Parent Subsidiary.

Section 5.18. Tax Treatment. Neither Parent, nor, to the knowledge of Parent, any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

Section 5.19. Intellectual Property. (a) To the knowledge of Parent, the Parent Licensed Intellectual Property Rights and the Parent Owned Intellectual Property Rights together constitute all the material Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of Parent and its Subsidiaries as currently conducted.

(b) None of Parent or any of its Subsidiaries has given to any Person an indemnity in connection with any Intellectual Property Right, except as would not in any individual case, be reasonably expected to result in a Parent Material Adverse Effect.

(c) To the knowledge of Parent, none of Parent or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person, except that would, individually or in the aggregate, reasonably be expected to result in a material liability to Parent.

(d) None of the Parent Owned Intellectual Property Rights and, to the knowledge of Parent, none of the Parent Licensed Intellectual Property Rights, in each case that is material to the operation of the business of Parent and its Subsidiaries as currently conducted, has been adjudged invalid or unenforceable in whole or part and, to the knowledge of Parent, all those Parent Owned Intellectual Property Rights and Parent Licensed Intellectual Property Rights are valid and enforceable.

(e) To the knowledge of Parent, no Person has infringed, misappropriated or otherwise violated any Parent Owned Intellectual Property Right, except as would not be reasonably expected to constitute a Parent Material Adverse Effect. Parent has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all confidential material Intellectual Property Rights.

Section 5.20. Environmental Matters. Except as could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) (i) no written notice, notification, request for information, citation, order, claim, demand, directive, notice of violation, complaint or penalty has been received by Parent or any of its Subsidiaries and (ii) there are no judicial, administrative, regulatory or civil actions, suits, investigations or proceedings pending or, to the knowledge of Parent, threatened, in the case of each of (i) or (ii), arising out of, based upon or resulting from (x) an actual or alleged violation of, or liability under, any applicable Environmental Law by or of Parent or any of its Subsidiaries or (y) the present or release of, or exposure to, any Hazardous Substance;

(b) Parent and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and

(c) there has been no release by Parent or its Subsidiaries, or for which Parent or any Subsidiary is or could reasonably be held responsible contractually or by operation of law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, or any third party site to which Parent or any of its Subsidiaries has sent any Hazardous Substance for disposal or treatment.

Section 5.21. Available Funds. Parent has or has available to it, and will make available to MergerSub, all funds necessary to satisfy all of Parent’s and MergerSub’s obligations under this Agreement and in connection with the transactions contemplated hereby.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, the Company and its Subsidiaries shall, except as set forth in Section 6.01 of the Company Disclosure Schedule and except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), conduct their business in the ordinary course and in material compliance with all applicable laws and regulations, pay or perform their material obligations when due, subject to good faith disputes over those obligations, and use commercially reasonable efforts to (i) maintain their properties in good operating condition, (ii) keep available the services of its officers and key employees and (iii) preserve their relationships with customers, suppliers, licensors, licensees and other third parties with which the Company or its Subsidiaries has business dealings. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as set forth in Section 6.01 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, the Company shall not and shall not permit any of its Subsidiaries to:

(a) adopt or propose any change to its certificate of incorporation or bylaws;

(b) split, combine or reclassify any shares of capital stock of the Company or any Subsidiary that is not wholly owned or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any Subsidiary, except for regular dividends by Company Subsidiaries that are not wholly owned on a pro rata basis to the equity owners thereof;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) the issuance of any shares of the Company Stock upon (x) the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the present terms of those options, or (y) pursuant to the ESPP, as the same exists on the date of this Agreement or (B) the issuance of options to acquire shares of Company Common Stock as set forth in Section 6.01(c) of the Company Disclosure Schedule or (ii) amend any term of any outstanding security of the Company or any of its Subsidiaries;

(d) other than in connection with transactions permitted by Section 6.01(m), incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget for the Company and its Subsidiaries attached as Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $50,000 individually or $250,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, other than supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practices;

(f) other than sales of inventory and grants of licenses in the ordinary course of business consistent with past practices, sell, lease, encumber or otherwise transfer, any assets having a fair market value exceeding $20,000 in any one transaction or $100,000 in the aggregate;

(g) other than in connection with actions permitted by Section 6.01(d), (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than pursuant to any existing contract with or other legal obligation to that Person or in the ordinary course of business consistent with past practices or (ii) create, incur or assume any indebtedness or guarantees thereof having an aggregate principal amount outstanding at any time greater than $50,000;

(h) create or incur any Lien (other than Permitted Liens) on any material asset of the Company or any of its Subsidiaries;

(i) enter into, amend or modify in any material respect or terminate any Material Contract or any agreement, contract, commitment, plan or arrangement that would have been a Material Contract if it had existed on the date of this Agreement;

(j) (i) increase the amount of compensation of any director or executive officer or, except as required by an existing agreement disclosed to Parent, make any increase in any employee benefits, (ii) grant any severance or termination pay to any director, officer or employee of the Company or any of its Subsidiaries other than payments to non-officer employees of the lesser of $25,000 or three months’ salary, (iii) enter into any new employment contract or arrangement with any director or officer or any employee, except, in the latter case in the ordinary course of business consistent with past practices, (iv) adopt any additional employee benefit plan or make any contribution to any existing such plan, other than the minimum contributions required by law, (v) amend in any material respect any Employee Plan, Multiemployer Plan, Retirement Plan or International Plan so as to increase the benefits payable under such plan except as may be required by applicable law or (vi) enter into or amend in any material respect any agreement, contract or arrangement with any current or former director, officer, employee (or any individual hired in any such capacity other than at-will offers to non-officer employees with no severance, change of control or other guaranteed compensation or ESPP subscription agreements entered into in accordance with the terms of the Company ESPP as of the date of this Agreement) or commit to provide any payment to any such individual that would have been required to be disclosed on Section 4.18(e) of the Company Disclosure Schedule if any such commitment existed on or before the date of this Agreement;

(k) change the Company’s methods of accounting, except as required by changes in U.S. GAAP or by Regulation S-X of the 1934 Act, as concurred in by its independent public accountants;

(l) settle, or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company and its Subsidiaries, taken as a whole;

(m) transfer, license or sub-license to any Person any Owned Intellectual Property Rights, or otherwise extend, amend or modify any agreement in relation to any Owned Intellectual Property Rights, other than in the ordinary course of business, or take any other action which would materially impair the value of the Owned Intellectual Property Rights; and

(n) agree or make a binding commitment to do any of the foregoing.

Section 6.02. Company Stockholder Meeting; Proxy Material. The Company shall take all actions in accordance with Delaware Law, its certificate of incorporation and bylaws and the rules of NASDAQ to cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement. Subject to Section 6.03(b), the Board of Directors of the Company shall make the Company Recommendation. In connection with that meeting, the Company shall (i) mail the Proxy Statement/Prospectus to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the 1933 Act and, if necessary in order to comply with applicable securities laws, after the Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies, (ii) use its commercially reasonable efforts to secure the Company Stockholder Approval, and (iii) otherwise comply with all legal requirements applicable to that meeting. The Company shall cooperate with Parent in fulfilling Parent’s obligations set forth in Sections 7.05 and 7.06. Unless this Agreement is previously terminated in accordance with its terms, the Company shall (x) be obligated to call, give notice of, convene and hold the Company Stockholders Meeting as promptly as practicable, (y) submit this Agreement to its stockholders at the Company Stockholder Meeting, even if the Board of Directors of the Company determines at any time after the date hereof that it is no longer advisable or recommends that the Company stockholders reject it and (z) not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so until after the termination of this Agreement.

Section 6.03. No Solicitation; Other Offers. (a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, investment bankers, attorneys, accountants, consultants to, nor shall the Company or any of its Subsidiaries authorize or knowingly permit any of their respective other employees, agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (iv) enter into any agreement with respect to an Acquisition Proposal.

(b) Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Sections 6.03(a) and 6.03(c) with respect to the Acquisition Proposal made by such third party, has made a bona fide, unsolicited written Acquisition Proposal that the Board of Directors of the Company believes in good faith is reasonably likely to lead to a Superior Proposal, (ii) thereafter furnish to that Third Party information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement, a copy of which shall be provided to Parent, with terms no less favorable to the Company than those contained in the Confidentiality Agreement dated as of January 29, 2004 between the Company and Parent (as the same has been subsequently amended, the “Confidentiality Agreement”), (iii) fail to make, withdraw, or modify in a manner adverse to Parent the Company Recommendation (subject to compliance with Section 6.03(c)) and/or (iv) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iv) only, before the Company Stockholder Approval, if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel to the Company, that it must take that action to comply with its fiduciary duties under applicable law. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14d-9 or Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal.

(c) Further, the Board of Directors of the Company shall not take any of the actions referred to in any of (b)(i) or (b)(ii) of this Section unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take that action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after the Company obtains knowledge of the receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that would reasonably be expected to lead to an Acquisition Proposal, and that notice shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, inquiry or request. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and material details of any such Acquisition Proposal, inquiry or request. Additionally, the Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b)(iii), unless the Company promptly notifies Parent, in writing and at least 3 Business Days before taking that action, of its intention to do so, and in the event such action is in response to an Acquisition Proposal that constitutes a Superior Proposal, (x) the Company attaches to such notice the most current version of any proposed agreement or a detailed summary of all material terms of any such proposal and the identity of the offeror, and (y) Parent does not make, within 3 Business Days of receipt of that written notification, an offer that renders that Acquisition Proposal to no longer be a Superior Proposal. The Company shall, and shall cause its Subsidiaries and the advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall use commercially reasonable efforts to cause any such Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock on terms that the Board of Directors of the Company determines in good faith, after consultation with its outside counsel and its financial advisor and taking into account all the terms and conditions of the Acquisition Proposal, including any proposed break-up fees, expense reimbursement provisions and conditions to consummation, is (i) reasonably likely to be consummated and (ii) more favorable to the Company’s stockholders than the Merger (or any subsequent offer made by Parent in response to any such Acquisition Proposal) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

Section 6.04. Tax Matters. (a) Unless Parent consents in writing (which consent shall not be unreasonably, withheld, conditioned or delayed), from the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, in each case if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with U.S. GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time in a manner consistent with past practices.

Section 6.05. Intellectual Property. Except as may be consented to in writing by Parent, after the date hereof and prior to the Closing Date:

(a) the Company will make payments and take all other actions that are reasonably necessary or advisable to maintain pending applications and other registered Intellectual Property Rights included in the Owned Intellectual Property Rights, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions by the patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any registered Intellectual Property Rights included in the Owned Intellectual Property Rights;

(b) the Company will provide information to Parent about the status of any pending applications for registered Intellectual Property Rights included in the Owned Intellectual Property Rights and, subject to compliance with any anti-trust or other legal requirements, allow Parent to provide recommendations as to the prosecution of those applications;

(c) the Company will not commit to license any Intellectual Property Rights, except in the ordinary course; and

(d) the Company will not commit to disclose any secret or confidential material Intellectual Property Rights (except by way of issuance of a patent) or permit to lapse or go abandoned any Intellectual Property Rights (or any registration or grant of any of those rights or any related application) to which, or under which, the Company has any right, title, interest or license, except pursuant to a non-disclosure agreement in connection with communications with customers in the ordinary course or as permitted pursuant to the terms of Section 6.03.

Section 6.06. Termination of 401(k) Plan. The Company will terminate its 401(k) plan, effective as of the Effective Time and contingent upon the consummation of the Merger, as reasonably directed by Parent upon at least 5 Business Days’ notice.

Section 6.07. Affiliates. No later than 10 days prior to the date of the Company Stockholder Meeting, the Company shall deliver to Parent a letter identifying all Persons who may be deemed affiliates of the Company under Rule 145 of the 1933 Act. With respect to any Persons who may be deemed an affiliate of the Company after the date of this Agreement and are not already subject to Affiliate Agreements, the Company shall use commercially reasonable efforts to obtain a written agreement from each such Person who may be so deemed as soon as practicable and, in any event prior to the Effective Time, substantially in the form of Exhibit C to this Agreement.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date hereof until the Effective Time, Parent and its Subsidiaries shall, except as set forth in Section 7.01 of the Parent Disclosure Schedule and except to the extent that the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), conduct their business in the ordinary course and in material compliance with all applicable laws and regulations, pay or perform their material obligations when due, subject to good faith disputes over those obligations, and use commercially reasonable efforts to (i) maintain their properties in good operating condition, (ii) keep available the services of its officers and key employees, and (iii) preserve their relationships with customers, suppliers, licensors, licensees and other third parties with which Parent or its Subsidiaries has business dealings. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as set forth in Section 7.01 of the Parent Disclosure Schedule or as expressly contemplated by this Agreement, Parent shall not and shall cause its Subsidiaries not to:

(a) adopt or propose any change in Parent’s memorandum and articles of association;

(b) make any material changes to MergerSub’s certificate of incorporation;

(c) engage in any repurchase at a premium, recapitalization, restructuring or reorganization with respect to Parent’s share capital, including, but not limited to, by way of any extraordinary dividend on, or other extraordinary distributions with respect to, Parent’s share capital;

(d) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) the issuance of shares of upon the exercise of share options or pursuant to Parent’s long-term incentive plans, (B) the grant of stock based compensation to directors or employees in the ordinary course of business consistent with past practices, and (C) the issuance of share capital in connection with a merger or other acquisition or business combination that is permissible under Section 7.01(f) or (ii) amend any term of any outstanding equity security of Parent; or

(e) knowingly take any action that would result in a failure to maintain trading of Parent ADSs on NASDAQ or Parent Ordinary Shares on the main market for listed securities of the LSE;

(f) acquire or dispose of (whether by merger, consolidation or acquisition or sale of stock or assets) any corporation, partnership or other person or division or business unit thereof or any equity interest therein if such acquisition or disposition (i) would create a substantial risk of delay in the consummation of the Merger or the other transactions contemplated by this Agreement, (ii) would involve the acquisition or disposition of a “significant subsidiary” (as such term is defined in Section 1-02 of Regulation S-X) or (iii) would create a substantial risk to the termination or expiration of any waiting period applicable to the Merger under the HSR Act or the receipt of any approval under Foreign Antitrust Laws applicable to the Merger; or

(g) agree or make a binding commitment to do any of the foregoing.

Section 7.02. Obligations of MergerSub. Parent shall take all action necessary to cause MergerSub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.04. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including in respect of the transactions contemplated by this Agreement) to the fullest extent permitted by Delaware Law or any other applicable laws or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof and to honor all agreements relating to indemnification of Indemnified Persons and exculpation of Indemnified Persons existing as of the Effective Time between the Company or any of its Subsidiaries, on the one hand, and any Indemnified Person, on the other hand, and disclosed on Section 7.04(a) the Company Disclosure Schedule; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are consistent with the provisions of this Section 7.04, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company, unless that modification is required by law.

(b) For six years after the Effective Time, the Surviving Corporation shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of that policy in effect on the date hereof; provided that (i) in satisfying its obligation under this Section 7.04(b), Parent or the Surviving Corporation shall not be obligated to pay an aggregate premium in excess of the aggregate amount set forth in Section 7.04(b) of the Company Disclosure Schedule, and (ii) notwithstanding the foregoing, if that coverage is only available for more than that amount, Parent or the Surviving Corporation shall nevertheless be obligated to provide the coverage that may be obtained for that amount.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of that consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations of Parent or the Surviving Corporation, as the case may be, set forth in this Section 7.04.

(d) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights that Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other applicable laws or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(e) Any Indemnified Person wishing to claim indemnification under this Section 7.04 from the Surviving Corporation (or Parent in accordance with the terms of this Section 7.04), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation or Parent, as the case may be, thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation, as the case may be, shall have the right to assume the defense thereof and Parent or the Surviving Corporation, as the case may be, shall not be liable to that Indemnified Person for any legal expenses of other counsel or any other expenses subsequently incurred by that Indemnified Person in connection with the defense thereof unless counsel for the Indemnified Person reasonably advises the Indemnified Person that there are issues that raise conflicts of interest between Parent and the Indemnified Person that make that assumption unadvisable, in which case the Indemnified Person may retain counsel, reasonably satisfactory to the Surviving Corporation or Parent, as the case may be, and Parent or the Surviving Corporation, as the case may be, shall pay the reasonable legal expenses of that Indemnified Person, (ii) the Indemnified Person will cooperate in the defense of any such matter and (iii) the Surviving Corporation or Parent, as the case may be, shall not be liable for any settlement effected without its prior written consent; provided, that the Surviving Corporation or Parent, as the case may be, shall not have any obligation hereunder to any Indemnified Person when and if a court of competent jurisdiction shall ultimately determine, and that determination shall have become final, that the indemnification of that Indemnified Person in the manner contemplated by this Agreement is prohibited by applicable law.

Section 7.05. Parent Shareholder Meeting. Parent shall take all actions in accordance with applicable law, its memorandum and articles of association and the rules of NASDAQ and the UKLA to cause an extraordinary general meeting of the shareholders of Parent (the “Parent Shareholder Meeting”) to be duly called and held for the purposes of obtaining the Parent Shareholder Approval. The Board of Directors of Parent shall, unless otherwise required by its fiduciary duties (as determined in good faith by the Board of Directors of Parent (after consultation with Parent’s outside legal counsel)), recommend approval of the Parent Proposals and shall not amend, modify, withdraw or qualify the Parent Recommendation in a manner adverse to the Company or take any action or make any statement inconsistent with the Parent Recommendation. In any event, the Board of Directors of Parent shall not amend, modify, withdraw or qualify the Parent Recommendation in a manner adverse to the Company or take any action or make any statement inconsistent with the Parent Recommendation unless Parent notifies the Company, in writing and at least 3 Business Days before taking that action, of its intention to do so. In connection with the Parent Shareholder Meeting, to the extent required by applicable law, Parent shall (a) as soon as practicable after the date of this Agreement and in accordance with the listing rules of the UKLA, obtain the approval of the UKLA of the Listing Particulars and the Parent Circular and mail the Parent Circular to its shareholders in compliance with all legal requirements applicable to the Parent Shareholder Meeting and the listing rules of the UKLA and if necessary, after the Parent Circular has been so posted, promptly circulate amended, supplemental or supplemented Parent Disclosure Documents and, if required in connection therewith, resolicit votes, (b) use its commercially reasonable efforts to secure the Parent Shareholder Approval, and (c) otherwise comply with all legal requirements applicable to that meeting. Parent shall cooperate with the Company in fulfilling the Company’s obligations set forth in Section 6.02. Unless this Agreement is previously terminated in accordance with its terms, Parent shall (x) be obligated to call, give notice of, convene and hold the Parent Shareholder Meeting as promptly as practicable, and (y) submit the Parent Proposals to its shareholders, at the Parent Shareholder Meeting, even if the Parent Board of Directors determines at any time after the date of this Agreement that approval of the Parent Proposals is no longer advisable or recommends that the Parent shareholders reject them.

Section 7.06. Stock Exchange Listing. Parent shall promptly prepare and submit an application to the UKLA for the admission of Parent Ordinary Shares to the Official List and to the LSE for admission to trading of such Parent Ordinary Shares on the LSE’s main market for listed securities. Parent shall use best efforts to cause the Parent ADSs to continue to be listed on the NASDAQ and to obtain the agreement of the UKLA to admit those Parent Ordinary Shares to the Official List of the UKLA.

Section 7.07. Corporate Governance Matters. Immediately prior to the Effective Time, the Board of Directors of Parent shall ensure sufficient vacancies to permit the election of the two New Directors and shall nominate for election to it the New Directors. Upon his election, Mr. Lanza shall be appointed to the nominating committee of the Board of Directors of Parent.

Section 7.08. Employee Benefit Plans. Following the Effective Time and for at least one (1) year, Parent shall provide (or cause to be provided) employee benefits to continuing employees of the Company that are substantially comparable in the aggregate to those of Parent. Each Company employee who continues to be employed by Parent (or any of its Subsidiaries) immediately following the Effective Time shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, receive credit for eligibility to participate and vesting under Parent Plans for years of service with Company (and its Subsidiaries and predecessors) prior to the Effective Time; provided that such employees shall not be entitled to receive credit for eligibility to participate and vesting under Parent’s sabbatical plan for years of service with Company (and its Subsidiaries and predecessors) prior to the Effective Time.

Section 7.09. Amendment to Parent Depositary Agreement. Prior to the Effective Time, Parent shall cause the Parent Depositary Agreement to be amended, as necessary, to reflect the changes to the rights of holders of Parent ADRs contemplated by the Articles Amendment Proposal if approved by Parent shareholders, including a right for holders of Parent ADRs to require the ADR Depository to exercise rights under sections 368 and 376 of the Companies Act as a shareholder of Parent in relation to the holder’s relevant underlying shares.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties agree that:

Section 8.01. Commercially Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that for these purposes, the commercially reasonable efforts of the Company and/or Parent shall not be deemed to include (i) entering into any material settlement, undertaking, consent decree, stipulation or agreement or agreeing to any order regarding antitrust matters in connection with any objections of any Governmental Entity to the transactions contemplated by this Agreement or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any material portion of its and its Subsidiaries’ (or the Surviving Corporation’s) business, assets or properties.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement (and all other foreign filings the parties reasonably agree are necessary or advisable) as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act (or by the relevant foreign Governmental Entity) and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (or the relevant foreign law or regulation) as soon as practicable.

Section 8.02. Certain Filings. (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare the Registration Statement and the Proxy Statement/Prospectus, and Parent shall, in cooperation with the Company, prepare the Parent Circular and the Listing Particulars. Parent shall, in cooperation with the Company, file the Registration Statement with the SEC, in which the Proxy Statement/Prospectus will be included as the Company’s proxy statement and Parent’s prospectus. Each of the Company and Parent shall use reasonable efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after that filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. As promptly as practicable after the date of this Agreement, Parent shall also use reasonable efforts to cause the ADR Depositary to file with the SEC the Form F-6 and use its reasonable efforts to have the Form F-6 declared effective as soon as practicable after that filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which Parent is not now so qualified, filing a general consent to service of process in any jurisdiction in which it is not now generally subject to process or subjecting both to taxation in any such jurisdiction in which it is not now subject to taxation) required to be taken under any applicable United States state securities laws in connection with the issuance of Parent Ordinary Shares and Parent ADSs in connection with the Merger.

(b) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement, the Parent Circular and the Listing Particulars, and Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Prospectus, in each case each time before either of those documents (or any amendment to any such document) is filed with the SEC or the UKLA, and reasonable and good faith consideration shall be given to any comments made by that party and its counsel. Each of Parent and the Company shall provide the other party and its counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Prospectus or the Registration Statement or the UKLA with respect to the Parent Circular or the Listing Particulars, as applicable, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

(c) No amendment or supplement to the Registration Statement, Proxy Statement/Prospectus, Parent Circular or Listing Particulars will be made by the Company or Parent without the approval of the other party, which will not be unreasonably withheld or delayed except as may be required by applicable law, order of a Governmental Entity of competent jurisdiction or any listing agreement with or rule of any regulatory body, national securities exchange or association; provided that, the Company, in connection with a modification or change of the Company Recommendation in compliance with the terms and conditions of this Agreement, or Parent, in connection with a modification or change in the Parent Recommendation in compliance with the terms and conditions of this Agreement, may amend or supplement the Proxy Statement/Prospectus, the Registration

Statement, the Parent Circular or the Listing Particulars to effect such a modification or change, and in that event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions be accurately described. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Ordinary Shares or Parent ADSs issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC or the UKLA for amendment of any of the Disclosure Filings or comments thereon and responses to those comments or requests by the SEC or the UKLA for additional information. If at any time prior to the Effective Time the Company or Parent discover any information relating to either party, or any of their respective affiliates, officers or directors, that should be set forth in an amendment or supplement to any of the Disclosure Filings, so that any of those documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements in any such document, in light of the circumstances under which they were made, not misleading, the party that discovers that information shall promptly notify the other parties and an appropriate amendment or supplement describing that information shall be promptly filed with the SEC and (if required) the UKLA and, to the extent required by law or regulation, disseminated to the shareholders of the Company and Parent.

(d) The Company and Parent shall cooperate with one another in (i) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement, (ii) seeking any of those actions, consents, approvals or waivers or making any of those filings, furnishing information required in connection therewith and seeking promptly to obtain any of those actions, consents, approvals or waivers and (iii) setting a mutually acceptable date for the Company Stockholder Meeting and the Parent Shareholder Meeting, so as to enable them to occur, to the extent practicable, on the same date. Each party shall permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in those meetings and conferences, in each case in connection with the transactions contemplated by this Agreement.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement, except as may be required by applicable law, order of a court of competent jurisdiction or any listing agreement with or rule of any regulatory body, national securities exchange or association, in which circumstance reasonable efforts to consult with the other party will be required to the extent practicable; provided that consultation shall not be required if, prior to the date of such release, public statement, press conference or conference call, the Company shall have failed to make or withdrawn, or modified in a manner adverse to Parent, the Company Recommendation, or Parent shall have failed to make or withdrawn, or modified in a manner adverse to the Company, the Parent Recommendation.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or MergerSub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerSub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Access to Information. From the date hereof until the Effective Time and subject to applicable law and the Confidentiality Agreement, the Company and Parent shall (i) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of that party (including access to perform physical examinations), (ii) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives all financial and operating data and other information that those Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation. Any investigation pursuant to this Section shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of that Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty of that party contained in this Agreement at any time during the term of this Agreement that would reasonably be expected to cause the condition set forth in Section 9.02(a)(ii) or Section 9.03(a)(ii), as applicable, not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which failure or to comply or satisfy such covenant, condition or agreement would reasonably be expected to cause the condition set forth in Section 9.02(a)(i) or Section 9.03(a)(i), as applicable, not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 8.07. Tax-free Reorganization. (a) Prior to the Effective Time, each of Parent and the Company shall use its best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause the Company to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization. Parent shall cause the Company to comply with the reporting requirements of U.S. Treasury Regulation Section 1.367(a)-3(c)(6).

(b) Each of Parent and the Company shall use its best efforts to obtain the opinions referred to in Sections 9.02(c) and 9.03(b), including the delivery of the representations substantially similar to the form attached hereto as Exhibits F and G (including any modification thereto in accordance with Sections 9.02(c) and 9.03(b)).

Section 8.08. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Ordinary Shares or Parent ADSs (including derivative securities with respect to Parent Ordinary Shares or Parent ADSs) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to Obligations of Each Party. The obligations of the Company, Parent and MergerSub to consummate the Merger are subject to the satisfaction or waiver by Parent and the Company of the following conditions:

(a) (i) The Company Stockholder Approval shall have been obtained, and (ii) the Parent Shareholder Approval (other than with respect to the Articles Amendment Proposal, the approval of which shall not in any event be a condition to any party’s obligation to consummate the Closing) shall have been obtained.

(b) The UKLA shall have agreed to admit to the Official List (subject to allotment) the Parent Ordinary Shares to be issued in connection with the Merger, the LSE shall have admitted the Parent Ordinary Shares to be issued in connection with the Merger to trading on its main market for listed securities, and the Parent Ordinary Shares and Parent ADSs shall continue to be listed on the NASDAQ.

(c) The Registration Statement and the Form F-6 shall have become effective in accordance with the provisions of the 1933 Act, no stop order suspending the effectiveness of the Registration Statement or the Form F-6 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

(d) (i) Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated, (ii) all approvals, consents, actions, notices and filings that are required to have been obtained, taken or made under Foreign Antitrust Laws set forth on Section 9.01(d) of the Company Disclosure Schedule shall have been obtained, taken or made, and (iii) the consent (or confirmation that such consent is not required) of H.M. Treasury with respect to the application to H.M. Treasury for Treasury Consent pursuant to Section 765 of the Income and Corporation Taxes Act of 1988 shall have been received.

(e) No provision of any applicable law or regulation, and no judgment, injunction, order or decree of a Governmental Entity of any competent jurisdiction, shall prohibit or render illegal the consummation of the Merger.

Section 9.02. Conditions to the Obligations of Parent and MergerSub. The obligations of Parent and MergerSub to consummate the Merger are subject to the satisfaction or waiver by Parent of the following further conditions:

(a) (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained in all of those representations and warranties relating to materiality or Company Material Adverse Effect, shall be true and correct at and as of the Effective Time, as if made at and as of that time (other than representations or warranties that address matters only as of a certain date which shall be true and correct as of that date), with only those exceptions that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect, and (iii) Parent shall have received a certificate signed by the chief executive officer and the chief financial officer of the Company to the foregoing effect.

(b) There shall not have been instituted or pending any action or proceeding (or any investigation or other inquiry that would reasonably be expected to result in any such action or proceeding) by any Governmental Entity, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages, (ii) seeking to restrain or prohibit Parent’s ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole or (iii) that otherwise is likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect.

(c) Parent shall have received an opinion of Davis Polk & Wardwell in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in that opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, MergerSub and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code and that Parent will be treated as a corporation under Section 367(a)(1) of the Code with respect to the transfer of the shares of Parent ADSs (or, if applicable, Parent Ordinary Shares) pursuant to the Merger. In rendering that opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially similar to the form of Exhibits F and G to this Agreement (including any modifications thereto that may be requested by counsel to Parent or the Company if the Merger is effected in the manner described in Section 2.01(b)). Counsel’s opinion shall not address the tax consequences applicable to any stockholder of the Company who, immediately after the Merger, will be a “five percent transferee shareholder” with respect to Parent within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5).

(d) The Company shall have delivered a certification in the form attached as Exhibit H to this Agreement dated not more than 30 days prior to the Effective Time and signed by the Company to the effect that the Company is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code.

(e) At any time after the date hereof, except as to matters expressly disclosed in Section 4.10(b) of the Company Disclosure Schedule, there shall not have occurred and be continuing as of or otherwise arisen before the Effective Time any event, occurrence or development of a state of circumstances or facts which, individually or in the aggregate, has or would reasonably be expected to have a Company Material Adverse Effect.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company of the following further conditions:

(a) (i) Each of Parent and MergerSub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and MergerSub contained in this Agreement, disregarding all qualifications and exceptions contained in all of those representations and warranties relating to materiality or Parent Material Adverse Effect, shall be true and correct at and as of the Effective Time, as if made at and as of that time (other than representations or warranties that address matters only as of a certain date which shall be true and correct as of that date), with only those exceptions that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed an executive officer of Parent to the foregoing effect.

(b) The Company shall have received an opinion Wilson Sonsini Goodrich & Rosati in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in that opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, MergerSub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code and that Parent will be treated as a corporation under Section 367(a)(1) of the Code with respect to the transfer of the Parent ADSs (or, if applicable, Parent Ordinary Shares) pursuant to the Merger. In rendering that opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially similar to the form of Exhibit F and G to this Agreement (including any modifications thereto that may be requested by counsel to Parent or the Company if the Merger is effected in the manner described in

Section 2.01(b)). Counsel’s opinion shall not address the tax consequences applicable to any stockholder of the Company who, immediately after the Merger, will be a “five percent transferee shareholder” with respect to Parent within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5).

(c) At any time after the date hereof, except as to matters expressly disclosed in Section 5.10(b) of the Parent Disclosure Schedule, there shall not have occurred and be continuing as of the Effective Time any event, occurrence or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time.

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before April 22, 2005 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to the party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by that time;

(ii) (A) there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited, or (B) any judgment, injunction, order or decree of any court or Governmental Entity having competent jurisdiction enjoining the Company or Parent from consummating the Merger is entered, and that judgment, injunction, judgment or order shall have become final and nonappealable;

(iii) (A) the shareholders of Parent shall have voted on the Parent Proposals at the Parent Shareholder Meeting (including any adjournment or postponement thereof), but the Parent Shareholder Approval (other than with respect to the Articles Amendment Proposal) shall not have been obtained, or (B) the stockholders of the Company shall have voted on the adoption of this Agreement at the Company Stockholder Meeting (including any adjournment or postponement thereof), but the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and that condition is incapable of being satisfied by the End Date; (ii) the Company shall have willfully and materially breached its obligations under Section 6.03; (iii) a tender or exchange offer for any of the outstanding Company Stock shall have been commenced by a Third Party, and the Company shall not have published, sent or given to its securityholders, pursuant to Rule 14e-2 promulgated under the Exchange Act, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer within ten Business Days from the date the tender or exchange offer is first published, sent or given; or (iv) as permitted by Section 6.03, the Board of Directors of the Company (A) shall have failed to make or withdrawn, or modified in a manner adverse to Parent, the Company Recommendation or (B) shall have recommended an Acquisition Proposal; or

(d) by the Company, if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or MergerSub set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and that condition is incapable of being satisfied by the End Date or (ii) as permitted by Section 7.05, the Board of Directors of Parent shall have failed to make or withdrawn, or modified in a manner adverse to the Company, the Parent Recommendation.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of that termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of that party) to the other party; provided that, if that termination shall result from the (i) willful failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, that party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of that failure. The provisions of this Section 10.02 and Sections 11.04, 11.05, 11.06, 11.07, 11.08, 11.10, 11.11 and 11.12 shall survive any termination of this Agreement pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission, but not electronic mail transmission) and shall be given, if to Parent or MergerSub, to:

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ, England

Attention: Warren East, Chief Executive Officer

Facsimile No.: +44 1223 400410

with a copy to:

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Attention: John Amorosi

Facsimile No.: +1 650 752 2116

+1 212 450 3010

if to the Company, to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California

Attention: Mark R. Templeton

Facsimile No.: +1 408 734 5050

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Steve Camahort

Facsimile No.: +1 415 947 2099

or to any other address or facsimile number that such party may hereafter specify for the purpose by notice to the other parties. All of those notices, requests and other communications shall be deemed received (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by an internationally recognized courier service, but only in each case if receipt occurs on that day before 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival of Representations, Warranties and Agreements. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement shall not survive the Effective Time. The covenants and agreements contained in this Agreement shall survive in accordance with their terms.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, that amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after (i) the Company Stockholder Approval is obtained, no such amendment or waiver shall, without the further approval of those stockholders, make any change that would require such approval under Delaware Law, and (ii) the Parent Shareholder Approval is obtained, no such amendment or waiver shall, without the further approval of those stockholders, make any change that would require that approval under the laws of England and Wales or the rules and regulations of the UKLA.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.04. Expenses. (a) Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring that cost or expense. Notwithstanding the foregoing, Parent and the Company each shall pay 50% of (i) any fees and expenses, other than attorneys’ and accounting fees and expenses, incurred in respect of the printing, filing and mailing of the Proxy Statement/Prospectus, the Parent Circular and the Listing Particulars and (ii) any and all filing fees due in connection with the filings required by or under the HSR Act and any Foreign Antitrust Laws.

(b) Further, if a Company Payment Event occurs, the Company shall pay Parent within two Business Days following that Company Payment Event, a fee of $31,000,000 (the “Termination Fee”).

(c) If this Agreement is terminated pursuant to Section 10.01(c)(iv)(A), the Company shall pay Parent within two Business Days following the date of such termination, a fee of $18,000,000 (the “Change Fee”); provided that, if within nine months after such termination, a Third Party Acquisition Event occurs, the Company shall pay to Parent within two Business Days following such Third Party Acquisition Event, the amount by which the Termination Fee exceeds the Change Fee.

(d) If this Agreement is terminated pursuant to Section 10.01(d)(ii), then Parent shall pay the Company within two Business Days following that termination, a fee of $18,000,000.

(e) For purposes of this Agreement, the following terms have the following meanings:

(i) “Company Payment Event” means (A) the termination of this Agreement pursuant to Section 10.01(c)(ii), Section 10.01(c)(iii) or Section 10.01(c)(iv)(B), or (B) the termination of this Agreement pursuant to either Section 10.01(b)(i) or Section 10.01(b)(iii)(B), and before that termination any Third Party shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (which, (x) in the case of a termination pursuant to Section 10.01(b)(i), shall not have been publicly and unconditionally withdrawn before such termination, and, (y) in the case of a termination pursuant to Section 10.01(b)(iii)(B), shall not have been publicly and unconditionally withdrawn before the date that is two weeks before the date upon which the stockholders of the Company shall have voted on the adoption of this Agreement at the Company Stockholder Meeting (including any adjournment or postponement thereof), but the Company Stockholder Approval shall not have been obtained) and concurrently with or within 9 months after that termination, a Third Party Acquisition Event occurs.

(ii) A “Third Party Acquisition Event” means (i) the consummation of an Acquisition Proposal or any transaction that, if it had been proposed before the termination of this Agreement, would have constituted an Acquisition Proposal or (ii) the entering into by the Company or any of its Subsidiaries of a definitive agreement with respect to any such transaction. When used in the defined term “Third Party Acquisition Event” only, the definition of the term “Acquisition Proposal” shall be deemed to have been modified to replace each instance of “10%” and “15%” with “50%”.

(f) It is expressly agreed that the amounts to be paid pursuant to this Section 11.04 upon a termination of this Agreement pursuant to Section 10.01(c)(ii) constitute liquidated damages negotiated at arm’s-length and do not constitute, and are not intended by the parties to operate as, a penalty, and, without in any way limiting any party’s rights or obligations under Section 11.12 or Section 10.02 (in respect of any termination pursuant to any provision of Section 10.01, other than Section 10.01(c)(ii)) the amounts so paid pursuant to this Section 11.04 after a termination under Section 10.01(c)(ii), shall constitute the sole and exclusive remedy of the party receiving such payment under the events and circumstances giving rise thereto as specified in this Agreement and neither party shall, after any termination pursuant to Section 10.01(c)(ii), (A) seek to obtain any other recovery or judgment against the other or any of the other parties’ officers, directors, employees, partners, managers, members or shareholders or (B) be entitled to seek or obtain any other damages of any kind, including, without limitation, consequential, indirect or punitive damages.

(g) The Company and Parent acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and MergerSub, on the one hand, and the Company, on the other hand, would not enter into this Agreement. Accordingly, if any party fails promptly to pay any amount due to the other party pursuant to this Section 11.04, the failing party shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against the failing party for that amount (including value added tax, if any).

Section 11.05. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Except as expressly provided in Section 7.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party, except that Parent or MergerSub may transfer or assign, in whole or from time to time in part, to one or more of their Affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment shall not relieve Parent or MergerSub of its obligations hereunder.

Section 11.06. Governing Law. Except to the extent that the laws of England and Wales or any other jurisdiction are mandatorily applicable to the matters arising under or in connection with this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles.

Section 11.07. Jurisdiction. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in any federal court located in the State of Delaware or any

Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of those courts (and of the appropriate appellate courts from those courts) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on that party as provided in Section 11.01 shall be deemed effective service of process on that party.

Section 11.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 11.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures on those counterparts were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10. Entire Agreement. This Agreement, the Confidentiality Agreement, the Voting Agreements and the Irrevocable Undertakings constitute the entire agreement between the parties with respect to their subject matter, and those agreements supersede all prior agreements and understandings, both oral and written, between the parties with respect to their subject matter.

Section 11.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 11.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover sheet of this Agreement.

ARTISAN COMPONENTS, INC.

By:	/s/ MARK TEMPLETON
Name:	Mark Templeton
Title:	President and Chief Executive Officer

ARM HOLDINGS PLC

By:	/s/ WARREN EAST
Name:	Warren East
Title:	Chief Executive Officer

SALT ACQUISITION CORPORATION

By:	/s/ JERALD ARDIZZONE
Name:	Jerald Ardizzone
Title:	Chief Financial Officer and Secretary

ANNEX B

FORM OF STOCKHOLDER VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT dated as of August         , 2004 (as the same may be amended from time to time, this “Agreement”) among ARM Holdings plc, a public limited company organized under the laws of England and Wales (“Parent”) and the undersigned holder of Company Stock (the “Stockholder”) of Artisan Components, Inc., a Delaware corporation (the “Company”).

WHEREAS, in order to induce Parent to enter into an Agreement and Plan of Merger dated as of the date of this Agreement (as the same may be amended from time to time, the “Merger Agreement”) with the Company, Parent has required that the Stockholder, and the Stockholder has agreed to, enter into this Agreement with respect to any and all shares of Company Stock beneficially owned by the Stockholder on the date of this Agreement and any and all additional shares of Company Stock with respect to which the Stockholder becomes the beneficial owner (including, but not limited to, whether by purchase, by the exercise of Company Stock Options, by the exercise of time or otherwise) (collectively, the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements and covenants set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties to this Agreement (each, a “party” and collectively, the “parties”) agree as follows:

ARTICLE 1

VOTING AGREEMENT; GRANT OF PROXY

Section 1.01. Voting Agreement. The Stockholder hereby agrees to vote or exercise its right to consent with respect to all Shares the Stockholder is entitled to vote at the time of any vote or action by written consent to adopt the Merger Agreement and any actions in furtherance thereof at any meeting of the stockholders of the Company, and at any adjournment of any such meeting, at which the Merger Agreement, and such other actions, are submitted for the consideration and vote of the stockholders of the Company. The Stockholder hereby further agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval or adoption of any (i) Acquisition Proposal, or (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company. For the sake of clarity and notwithstanding anything in this Agreement that may be deemed to the contrary, nothing in this Agreement shall obligate or require the Stockholder to exercise any unexercised Company Stock Option held by the Stockholder.

Section 1.02. Irrevocable Proxy. The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, the Stockholder hereby grants a proxy appointing Parent as the Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize that voting power in the manner contemplated by Section 1.01 above with respect to the Shares. The proxy granted by the Stockholder pursuant to this Article 1 is irrevocable (except as provided in the following sentence) and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by the Stockholder shall only be revoked upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

The Stockholder represents and warrants to Parent as follows:

Section 2.01. Organization; Authorization. The execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated by this Agreement are within the Stockholder’s powers and have been duly authorized by all necessary action. This Agreement constitutes a valid and binding Agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, except as that enforceability may be limited by laws relating to bankruptcy, insolvency and creditors’ rights generally and by general equitable principles. If the Stockholder is married and the Shares set forth on the signature page to this Agreement opposite the Stockholder’s name constitute community property under applicable laws, the Stockholder’s spouse has consented to this Agreement. If this Agreement is being executed in a representative or fiduciary capacity, the Stockholder signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.02. Non-Contravention; Required Filings and Consents. The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) conflict with or violate any applicable law, rule, regulation, judgment, injunction, order or decree applicable to the Stockholder or by which the Stockholder or any of the Stockholder’s assets or properties is bound or affected, (ii) require any consent or other action by any Person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Stockholder is entitled under any provision of any agreement or other instrument binding on the Stockholder or (iii) result in the imposition of any Lien on any of the Stockholder’s assets, in the case of each of (ii) and (iii) that, individually or in the aggregate, would reasonably be expected to impair the Stockholder’s ability to consummate the transactions contemplated by this Agreement in any material respect. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for either the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated by this Agreement.

Section 2.03. Ownership of Shares. The Stockholder is the beneficial owner of the Shares (the number of which are beneficially owned by the Stockholder as of the date of this Agreement is set forth opposite the Stockholder’s name on the signature page to this Agreement), free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or transfer the Shares, except for any applicable restrictions on transfer under applicable securities laws or under this Agreement and except for applicable community property laws). None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of those Shares.

Section 2.04. Total Shares. Except for the Shares set forth opposite the Stockholder’s name on the signature pages to this Agreement, the Stockholder does not beneficially own, on and as of the date of this Agreement, any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

Section 2.05. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on the Stockholder’s behalf.

Section 2.06. No Litigation or Orders. There is (a) no action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity or, to the Stockholder’s actual knowledge, threatened against, and (b) no judgment, decree or order against, (i) the Stockholder, or (ii) to the Stockholder’s actual knowledge any of (A) the Stockholder’s affiliates, (B) any of the Stockholder’s or his affiliates respective properties, (C) any of the Stockholder’s or his affiliates officers or directors (in the case of a corporate entity (in their capacities as such)), or (D) any of the Stockholder’s or his affiliates respective partners (in the case of a partnership), in the case of each of (i) and (ii) that, individually or in the aggregate, would reasonably be expected to impair the Stockholder’s ability to consummate the transactions contemplated by this Agreement in any material respect.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

The Parent hereby represents and warrants to the Stockholder as follows:

Section 3.01. Authorization. Parent has all requisite company power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary company action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as that enforceability may be limited by laws relating to bankruptcy, insolvency and creditors’ rights generally and by general equitable principles.

ARTICLE 4

COVENANTS OF STOCKHOLDER

The Stockholder hereby covenants and agrees that:

Section 4.01. No Proxies for or Transfers of Shares. Except pursuant to the express terms and conditions of this Agreement, the Stockholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Shares, (ii) Transfer (as defined in Section 5.11) any of the Shares, (iii) take any other action that would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations under this Agreement or the transactions contemplated to be performed by the Stockholder under this Agreement or (iv) seek or solicit, or agree or commit to do, any of the foregoing; provided, however, that (A) the Stockholder may Transfer, and take all reasonably necessary action with respect to the Transfer of, any of the Shares in connection with the exercise (cashless or otherwise) of Company Stock Options in an amount that is sufficient to satisfy the payment of any transaction costs and any tax liability incurred by that Stockholder in connection with that exercise, (B) the Stockholder may Transfer Shares to a family member or trust for estate planning purposes, provided the transferee has agreed in writing to be bound by the terms of this Agreement (including by granting a proxy as contemplated hereby) and to hold such Shares subject to all the terms and provisions of this Agreement, (c) the Stockholder may transfer Shares to a personal representative or executor of the Stockholder in the event of his death, and (d) the Stockholder may Transfer Shares pursuant to, and in accordance with, the terms of the Stockholder’s 10b5-1 plan or arrangement with the Company, if any, as in effect as of the date of this Agreement. Any attempted Transfer in violation of this Section shall be null and void.

Section 4.02. Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights (including, but not limited to, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any of the Shares that may arise with respect to the Merger or any of the other transactions contemplated by the Merger Agreement.

Section 4.03. Stop Transfer Order. In furtherance of this Agreement, the Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer restriction with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares; provided, however, that each such notification to the Company’s transfer agent in accordance with this Section 4.04 shall provide that the relevant stop transfer restriction shall not limit the exercise by the Stockholder of the Stockholder’s Options, or the Transfer of Shares in compliance with the proviso contained in Section 4.01.

Section 4.04. Directors And Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Stockholder from acting in the Stockholder’s capacity as a director or officer of the Company (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company) or voting in the Stockholder’s sole discretion on any matter other than those matters referred to in Section 4.01.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission, but not electronic mail transmission) and shall be given, if to Parent, to:

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ, England

Attention: Warren East, Chief Executive Officer

Facsimile No.: +44 1223 400410

with a copy to:

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Attention: John Amorosi

Facsimile No.:  (650) 752-2116

                          (212) 450-3010

if to the Stockholder, to:

the name or address set forth for the Stockholder on the signature page to this Agreement.

with a copy to:

Wilson Sonsini Goodrich & Rosati

One Market, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Steve Camahort

Facsimile No.:  (415) 947-2099

or to any other address or facsimile number that such party may hereafter specify for the purpose by notice to the other parties. All of those notices, requests and other communications shall be deemed received (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by an internationally recognized courier service, but only in each case if receipt occurs on such day before 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 5.02. Further Assurances. Parent and the Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or, in the reasonable opinion of Parent, advisable under applicable laws and regulations, to make effective the covenants and agreements made by the Stockholders hereunder.

Section 5.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, that amendment or waiver is in writing and is signed, in the case of an amendment, by Parent and the Stockholder, or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement (and the proxy granted pursuant hereto) shall terminate and be of no further force and effect on the date and time that is the earlier of (a) the termination of the Merger Agreement pursuant to Article 10 thereof, or (b) the Effective Time of the Merger in accordance with the terms and conditions of the Merger Agreement.

Section 5.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring that cost or expense.

Section 5.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided that, except as specifically provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent without the consent of the Stockholder. The Stockholder agrees that this Agreement and the Stockholder’s obligations under this Agreement shall attach to the Shares and shall be binding upon any Person to which legal or beneficial ownership of those Shares shall pass, whether by operation of law or otherwise, including, but not limited to, the Stockholder’s heirs, guardians, administrators or successors.

Section 5.06. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to its conflict of laws principles.

Section 5.07. Jurisdiction. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of those courts (and of the appropriate appellate courts from those courts) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 5.08. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures on those counterparts were upon the same instrument. This Agreement shall become effective when each party shall have received counterparts of this Agreement that signed by all of the other parties.

Section 5.09. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to their subject matter, and this Agreement supersedes all prior agreements and understandings, both oral and written, between the parties with respect to their subject matter.

Section 5.10. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.11. Specific Performance. The parties agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, if any provision of this Agreement is not performed in accordance with its terms or otherwise breached and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

Section 5.12. Defined Terms; Pronouns. (a) Any capitalized term that is used, but not defined, in this Agreement shall have the meaning assigned to that term in the Merger Agreement. “Transfer” means (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer any Shares or any participation or interest in any Shares, whether directly or indirectly, or agree or commit to do any of the foregoing, and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of any Shares or any participation or interest in any Shares or any agreement or commitment to do any of the foregoing.

(b) Whenever the context in this Agreement may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

ARM HOLDINGS plc

By:
Name:
Title:

Shares of Company Stock

Name:

Address:

ANNEX C

FORM OF IRREVOCABLE UNDERTAKING

To: Artisan Components, Inc. (the Company)

             August 2004

Dear Sirs,

I understand that ARM Holdings plc (Parent) intends to enter into an Agreement and Plan of Merger dated as of the date hereof (as may be amended from time to time, the Merger Agreement) with the Company. This letter sets out the terms and conditions on which I will exercise the votes attached to my shares in Parent (whether held legally and/or beneficially as detailed below) to approve the Parent Proposals (both as defined in paragraph 8 of this undertaking).

Shareholdings

1. I represent and warrant to the Company that:

(a) I am the registered holder and beneficial owner of a total of             , and the beneficial owner of             , ordinary shares of 0.05p each in the capital of Parent (the Parent Shares) and that I hold these shares free of any lien, charge, option, equity, encumbrance or any other limitation or restriction, whether contractual or otherwise (including any restriction on the right to exercise the votes on or transfer the Parent Shares);

(b) I have full power and authority to enter into this undertaking, to perform the obligations under it and to vote or to undertake (in relation to any Parent Shares or Future Parent Shares (as defined below) of which I am not both registered holder and beneficial owner) that the registered holder shall vote in favour of the Parent Proposals in respect of the Parent Shares. No consent or other action is required by any other person in order for this undertaking to be fully effective and enforceable; and

(c) There is (i) no action, suit, proceeding, claim, arbitration or regulatory investigation against me, or to my knowledge, threatened against me, or (ii) judgment, decree or order against me (or, where appropriate, my directors or officers), that, individually or in the aggregate, would reasonably be expected to restrict or prevent in any material respect my ability to carry out my obligations pursuant to this undertaking.

Dealings

2. I undertake to the Company that before the Merger (as defined in the Merger Agreement) completes, or the Merger Agreement is terminated pursuant to its terms, I shall not:

(a) sell, transfer, assign, exchange, charge, encumber, grant any option over or otherwise dispose of any Parent Shares or any other shares or securities in Parent issued or unconditionally allotted to me or otherwise acquired by me before then (Future Parent Shares); provided, however, that (A) I may transfer, and take all reasonably necessary action with respect to the transfer of, any Parent Shares in connection with the exercise (cashless or otherwise) of any Parent stock option in an amount that is sufficient to satisfy the payment of any transaction costs and any tax liability incurred by me in connection with that exercise, (B) I may transfer Parent Shares and Future Parent Shares to a family member or trust for estate planning purposes, provided the transferee has agreed in writing to be bound by the terms of this undertaking (including by granting a proxy as contemplated hereby) and to hold such Parent Shares or Future Parent Shares subject to all the terms and provisions of this undertaking and (C) the Parent Shares or Future Parent Shares may be transferred to a personal representatives of the deceased in the event of death of one of the undersigned;

(b) exercise the votes attached to the Parent Shares or Future Parent Shares in favour of or consent to any Counterproposal (as defined in paragraph 8(b) below) but shall vote against and not consent to the approval of any Counterproposal;

(c) enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise:

(i) to do any of the acts referred to in paragraphs 2(a) or 2(b);

(ii) in relation to, or operating by reference to, the Parent Shares or any Future Parent Shares; or

(iii) which, in relation to the Parent Shares or any Future Parent Shares, would or might restrict or impede me voting to approve the Parent Proposals,

and for the avoidance of doubt, references in this paragraph 2(c) to any agreement, arrangement or obligation includes any agreement, arrangement or obligation whether or not legally binding or subject to any condition or which is to take effect if the Merger Agreement is terminated or if this undertaking ceases to be binding or following any other event.

Undertaking to approve the Parent Proposals

3. I hereby undertake that I shall, or where I am not the registered holder of any Parent Shares or Future Parent Shares, I shall procure that the registered holder shall, vote or exercise my rights of consent with respect to any Parent Shares or Future Parent Shares to approve the Parent Proposals and any action in furtherance thereof at any meeting of the shareholders of Parent, or at any adjournment of any such meeting at which the Parent Proposals and such other actions are submitted for the consideration and vote of the shareholders of Parent.

Documentation

4. I consent to:

(a) the inclusion of references to me and this undertaking in the Company’s announcement of the Merger substantially in the terms set out in the attached press announcement (the Press Announcement);

(b) particulars of this undertaking and my holdings of, and dealings in, relevant securities of Parent being included in the listing particulars and Class 1 circular to be sent to the shareholders of Parent in connection with the Parent Proposals (the Parent Proposal Documents) and any other related or ancillary document as required by the Listing Rules of the UK Listing Authority; and

(c) this undertaking being available for inspection as required by the Listing Rules of the UK Listing Authority.

5. I shall promptly give you all information and any assistance as you may reasonably require for the preparation of the Parent Proposal Documents and all related and ancillary documents in order to comply with the requirements of the Financial Services Authority, the London Stock Exchange and any other legal or regulatory requirement or body, provided that the supply of such information is consistent with my fiduciary duties to Parent or other legal duties. I shall immediately notify you in writing of any material change in the accuracy or impact of any information previously given to you.

Secrecy

6. I shall keep secret the possibility, terms and conditions of the Parent Proposals and the existence and terms of this undertaking until the Press Announcement is released, provided that I may disclose the same to Parent and its advisers in which case I shall procure that they observe secrecy in the same terms. The obligations in this paragraph shall survive termination of this undertaking but shall not apply to any such public announcement or communication if and to the extent that is required by any applicable law, the Listing Rules, the

Financial Services Authority or the requirements of London Stock Exchange plc or any other relevant regulatory authority. If I am required to disclose information in the circumstances contemplated by this paragraph 6, I will notify the Company as soon as possible so that the parties may seek appropriate means to prevent or limit such disclosure and the parties will take steps as reasonably required for that purpose.

7. I understand that the information you have given to us in relation to the Parent Proposals must be kept confidential until the Press Announcement is released or the information has otherwise become generally available. Before this time we will not base any behaviour in relation to any qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (the FSMA) and the Code of Market Conduct made pursuant to the FSMA) which would amount to market abuse for the purposes of section 118 of the FSMA on the information.

Interpretation

8. In this undertaking:

(a) the Parent Proposals means the proposals to be submitted to the shareholders of Parent to approve the following (whether submitted to Parent’s shareholders separately or part of a composite resolution):

(i) the transactions contemplated by the Merger Agreement;

(ii) the appointment of Lucio Lanza and Mark Templeton to the Board of Directors of Parent as of the Effective Time (as defined in the Merger Agreement) (or, if Mr. Lanza or Mr. Templeton is unable or unwilling to serve in that capacity (and either of them or the Company has so indicated in writing), any other individual(s) that may be reasonably acceptable to Parent and the Company;

(iii) an increase in the maximum number of Directors of Parent to sixteen at any time (in accordance with the articles of association of Parent)

(iv) an increase in the authorized ordinary share capital of Parent in an amount reasonably necessary to consummate the transactions contemplated by the Merger Agreement;

(v) an authority to allot relevant securities pursuant to section 80 of the Companies Act 1985 in the form of Parent Ordinary Shares for the purposes of the transactions contemplated by the Merger Agreement;

(vi) an exclusion of Assumed Options (as defined in the Merger Agreement) from the dilution limits in the existing Parent share plans or arrangements;

(vii) an increase in the maximum number of Directors of Parent to sixteen at any time;

(viii) the delivery of notices of the meetings of the Board of Directors of Parent to Directors residing outside the United Kingdom; and

(ix) the provision to the holders of Parent ADRs (as defined in the Merger Agreement) of substantially the same rights as holders of Parent Ordinary Shares.

(b) Counterproposal means any proposal, arrangement, agreement or transaction inconsistent with the Parent Proposals such that I am unable to exercise the votes attached to the shares or securities referred to in paragraph 2(a) above in favour of the Parent Proposals or which would in any way restrict, limit or interfere with the performance of my obligations under this undertaking or the transactions contemplated to be performed hereunder or under the Merger Agreement.

Power of Attorney

9. In order to secure the performance of my obligations under this undertaking, I appoint any director of the Company as my attorney to execute any form of proxy required by the Company appointing any person nominated by the Company to attend and vote on any resolution or resolutions necessary or desirable to approve the Parent Proposals at a general meeting of Parent.

10. I agree that this power of attorney is given by way of security and is irrevocable in accordance with section 4 Powers of Attorney Act 1971 until the Merger completes or the Merger Agreement is terminated pursuant to its terms.

Specific Performance

11. I agree that, if I fail to approve the Parent Proposals in accordance with this undertaking or breach any of my obligations, damages would not be an adequate remedy and accordingly the Company shall be entitled to the remedy of specific performance.

Successors and Assignees

12. This undertaking shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assignees; provided that, except as specifically provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations pursuant to this undertaking without the consent of the other parties, except that the Company may transfer or assign its rights and obligations to any Affiliate of the Company without my consent. I agree that this undertaking and my obligations pursuant to it shall attach to the Parent Shares and any Future Parent Shares and shall be binding upon any person to which legal or beneficial ownership of those Parent Shares or Future Parent Shares shall pass, whether by operation of law or otherwise.

Severance

13. Each of the provisions of this undertaking is severable. If any such provision is held to be or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction:

(a) so far as it is illegal, invalid or unenforceable, it shall be given no effect and shall be deemed not to be included in this undertaking but it shall not affect or impair the legality, validity or enforceability of any other provisions of this undertaking; and

(b) the parties shall use all reasonable endeavours to replace it with a valid and enforceable substitute provision or provisions but differing from the replaced provision as little as possible and the effect of which is as close to the intended effect of the illegal, invalid or unenforceable provision.

Directors and Officers

14. Notwithstanding any provision of this undertaking to the contrary, nothing in this undertaking shall limit or restrict me from acting in my capacity as a director or officer of the Company (it being understood that this undertaking shall apply to me solely in my capacity as a shareholder of Parent) or voting in my sole discretion on any matter other than those matters referred to in paragraph 3.

Entire Agreement

15. This undertaking sets out the entire agreement and understanding between the parties with respect to the subject matter of it. Neither party has relied on or has been induced to enter into this undertaking in reliance on any representation, warranty or undertaking which is not expressly set out or referred to in this undertaking. Liability for, or any remedy in respect of, fraudulent misrepresentation is not excluded.

Governing Law

16. This undertaking shall be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the English courts for all purposes in connection with this undertaking.

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Sir Robin Saxby

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Warren East

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Tim Score

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Tudor Brown

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Mike Inglis

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Michael Muller

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Peter Cawdron

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Doug Dunn

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: John Scarisbrick

in the presence of:

Signature of witness:

Name:

Address:

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signature:

Name: Jeremy Scudamore

in the presence of:

Signature of witness:

Name:

Address:

ANNEX D

FORM OF AFFILIATE AGREEMENT

August     , 2004

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ, England

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089

Ladies and Gentlemen:

Artisan Components, Inc., a Delaware corporation (the “Company”), has advised the undersigned that, as of the date of this agreement, the undersigned may be deemed to be an “affiliate” (as defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “1933 Act”)) of the Company. Pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of August 22, 2004 (as the same may be or may have been amended from time to time, the “Merger Agreement”) among the Company, ARM Holdings plc, a public limited company organized under the laws of England and Wales (“Parent”), and Salt Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“MergerSub”), the Company and Parent intend to effect a merger involving the Company and MergerSub (the “Merger”). Any capitalized term that is used, but not defined, in this agreement shall have the meaning assigned to that term in the Merger Agreement.

As a result of the Merger, the undersigned will receive Parent ADSs (or, if applicable, Parent Ordinary Shares) (any such Parent ADSs or Parent Ordinary Shares received by the undersigned in connection with the Merger, “Parent Shares”) in exchange for shares owned by the undersigned of common stock, par value $0.001, of the Company (the “Company Common Stock”).

The undersigned represents, warrants and covenants to Parent and the Company that, as of the date the undersigned receives Parent Shares in the Merger:

A. The undersigned shall not Transfer any Parent Shares in violation of Rule 145 promulgated by the SEC under the 1933 Act. “Transfer” means (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer any Parent Shares or any participation or interest in any Parent Shares, whether directly or indirectly, or agree or commit to do any of the foregoing, and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of any Shares or any participation or interest in any Parent Shares or any agreement or commitment to do any of the foregoing.

B. The undersigned has carefully read this agreement and the Merger Agreement and discussed, to the extent the undersigned felt necessary with the undersigned’s counsel, the requirements of those documents and other applicable limitations upon the undersigned’s ability to Transfer Parent Shares.

C. The undersigned has been advised that the issuance of Parent Shares to the undersigned pursuant to the Merger will be registered with the SEC under the 1933 Act on a Registration Statement on Form F-4 (or on Form F-6, in the case of Parent ADSs). The undersigned has also been advised that, because, at the time the Merger Agreement is submitted for a vote of the stockholders of the Company, the undersigned may be deemed an affiliate of the Company, and therefore the undersigned may not Transfer any Parent Shares issued to the undersigned in the Merger unless that Transfer (i) has been registered under the 1933 Act, (ii) is made in conformity with Rule 145 promulgated by the SEC under the 1933 Act, or (iii) in the opinion of counsel (which opinion must be reasonably acceptable to Parent or, in the reasonable opinion of Parent, Rule 145 no longer prohibits a transfer by that individual), or pursuant to a “no action” letter obtained by the undersigned from the SEC staff, is otherwise exempt from registration under the 1933 Act.

D. The undersigned understands that Parent is under no obligation to register any Transfer of Parent Shares by the undersigned or on the undersigned’s behalf under the 1933 Act or to take any other action necessary in order to enable the undersigned to make such sale, transfer or other disposition in compliance with an exemption from such registration.

E. The undersigned also understands that there will be placed on the certificates for the Parent Shares issued to the undersigned, or on any substitute certificates, a legend stating in substance:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY IN ACCORDANCE WITH THE TERMS OF A LETTER AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND ARM HOLDINGS PLC, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ARM HOLDINGS PLC AND ARM INC.”

F. The undersigned also understands that, unless the transfer by the undersigned of the undersigned’s Parent Shares has been registered under the 1933 Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SECURITIES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES HAVE NOT BEEN ACQUIRED BY THE HOLDER WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without that legend (i) if the securities represented by that certificate have been registered for sale by the undersigned under the 1933 Act, (ii) if Parent has received either an opinion of counsel (which opinion shall be reasonably satisfactory to Parent) or a “no-action” letter obtained by the holder from the SEC staff to the effect that the restrictions imposed by Rule 145 under the 1933 Act no longer apply to the holder, (iii) in the case of the legend set forth in paragraph E, if Parent has received reasonably satisfactory written evidence that the securities represented by that certificate have been sold in compliance with Rule 145 (in which case, the substitute certificate shall be issued in the name of the transferee), or (iv) one year after the Effective Time if the undersigned is not an affiliate of Parent at that time.

G. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth in this agreement are for the benefit of Parent, the Company and the Surviving Corporation and will be relied upon by those firms and their respective counsel.

H. This Agreement shall terminate and shall be of no further force and effect in the event of the termination of the Merger Agreement at any time prior to the Effective Time pursuant to Article 10 thereof.

[Remainder of page intentionally left blank]

Execution of this agreement should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of the Company as described in the first paragraph of this agreement, nor as a waiver of any rights that the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this agreement.

Very truly yours,

By:
Name:

Accepted as of                     , 2004 by

ARM HOLDINGS plc

By:
Name:
Title:

ANNEX E

OPINION OF ARTISAN FINANCIAL ADVISOR

PERSONAL AND CONFIDENTIAL

August 22, 2004

Board of Directors

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, CA 94089

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Artisan Components, Inc. (the “Company”) of the Stock Consideration and Cash Consideration (as defined below) to be received by the holders of Shares, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of August 22, 2004 (the “Agreement”), among ARM Holdings plc (“ARM”), Artisan Acquisition Corporation, a wholly owned subsidiary of ARM (“Acquisition Sub”), and the Company. Pursuant to the Agreement, the Company will be merged with and into Acquisition Sub (the “Merger”) and each outstanding Share (not owned by the Company, ARM or any ARM subsidiary) will be converted into, at the election of the holder thereof (subject to certain proration and other procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion), either of the following: (i) an amount of cash equal to the sum of $9.60 plus the aggregate volume weighted average trading price of 4.41 American Depositary Shares of ARM (the “ARM ADSs”) on the NASDAQ National Market as more fully set forth in the Agreement (the “Cash Consideration”), or (ii) that number (or fraction thereof) of ARM ADSs equal to the quotient obtained by dividing the Cash Consideration by the volume weighted average trading price of an ARM ADS on the NASDAQ National Market as more fully set forth in the Agreement, which number (or fraction thereof) of ARM ADSs will be adjusted as more fully set forth in the Agreement if such holder elects to receive ordinary shares, nominal value 0.05 pound sterling per share (the “ARM Shares”), of ARM in lieu of ARM ADSs (the “Stock Consideration”).

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking services to ARM from time to time for which we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, ARM and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and ARM for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

E-1

Board of Directors

Artisan Components, Inc.

August 22, 2004

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 2003 and annual reports to stockholders and Annual Reports on Form 20-F of ARM for the five fiscal years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to stockholders of ARM; certain other communications from the Company and ARM to their respective stockholders; and certain financial analyses and forecasts for the Company and ARM prepared by the management of the Company, including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction. We also have held discussions with members of the senior managements of the Company and ARM regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares, the ARM ADSs and the ARM Shares, compared certain financial and stock market information for the Company and ARM with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor intellectual property and electronic design automation industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the financial forecasts for the Company and ARM prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or ARM or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or ARM or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which ARM ADSs or ARM Shares will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and the Cash Consideration to be received by the holders of Shares, taken in the aggregate, is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

E-2

ANNEX F

OPINION OF ARM FINANCIAL ADVISOR

1585 Broadway

New York, NY 10036

[GRAPHIC APPEARS HERE]

August 22, 2004

Board of Directors

ARM Holdings plc

110 Fulbourn Road

Cambridge CB1 9NJ

United Kingdom

Members of the Board:

We understand that Salt, Inc. (“Salt” or the “Company”), Pepper plc (“Pepper”) and Salt Acquisition Corporation, a wholly owned subsidiary of Pepper (“MergerSub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated August 21, 2004 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into the MergerSub. Pursuant to the Merger, MergerSub will become a wholly owned subsidiary of Pepper, and each outstanding share of common stock, par value $0.001 per share (the “Salt Common Stock”) of Salt, other than shares held in treasury or held by Pepper or any affiliate of Pepper or as to which dissenters’ rights have been perfected, will be converted into the right to receive a certain number of ordinary shares of Pepper with a nominal value of 0.05 pound sterling per share (the “Pepper Ordinary Shares”), a certain number of American Depositary Shares of Pepper (the “Pepper ADSs”), of which each such Pepper ADS represents three Pepper Ordinary Shares, or a certain amount of cash or a combination thereof; each determined pursuant to certain formulas and pro-ration conditions set forth in the Merger Agreement. The total amount of cash in the aggregate to be paid to the holders of shares of Salt Common Stock is $9.60 multiplied by the number of shares of Salt Common Stock outstanding as of the consummation of the Merger, excluding any shares to which dissenters’ rights have been perfected (the “Cash Consideration”). The total number of Pepper ADSs in the aggregate to be received by the holders of shares of Salt Common Stock is 4.41 multiplied by the number of shares of Salt Common Stock outstanding as of the consummation of the Merger (the “Stock Consideration,” and together with the Cash Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by Pepper pursuant to the Merger Agreement is fair from a financial point of view to Pepper.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other business and financial information of the Company and Pepper;

ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii) discussed certain financial projections prepared by the management of the Company with senior executives of the Company;

iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

F-1

[GRAPHIC APPEARS HERE]

v) discussed certain internal financial statements and other financial operating data concerning Pepper prepared by the management of Pepper with senior executives of Pepper;

vi) discussed certain financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Pepper, with senior executives of Pepper;

vii) discussed the past and current operations and financial condition and the prospects of Pepper with senior executives of Pepper;

viii) reviewed the pro forma impact of the Merger on Pepper’s earnings per share, consolidated capitalization and financial ratios;

ix) discussed potential strategic, financial and operational benefits anticipated from the Merger with senior executives of the Company and Pepper;

x) reviewed the reported prices and trading activity for the Salt Common Stock, the Pepper Ordinary Shares and the Pepper ADSs;

xi) compared the financial performance of the Company and Pepper and the prices and trading activity of Salt Common Stock, the Pepper Ordinary Shares and Pepper ADSs with that of certain other comparable publicly-traded companies and their securities;

xii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

xiii) participated in discussions and negotiations among representatives of the Company and Pepper and their financial and legal advisors;

xiv) reviewed the Merger Agreement and certain related documents; and

xv) considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company and Pepper for the purposes of this opinion. With respect to the internal financial statements, the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, and other financial data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Pepper. We have relied upon the assessment by the management of Pepper and the Company of their ability to retain key employees. We have also relied upon, without independent verification, the assessment by the management of Pepper and the Company of Pepper’s and the Company’s technologies and products, the timing and risks associated with integration of Pepper and the Company and the validity of, and risks associated with, Pepper’s and the Company’s existing and future products and technologies. We have not performed any legal due diligence, carried out any accounting or tax review (or given advice in relation thereto) or made any technical assessment of the assets of the Company and do not assume any liability in respect thereof.

In connection with the legal and tax matters relating to the Merger, we have relied upon the information provided by and judgments made by the Company and Pepper and their respective legal and tax advisors.

We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that in connection with the receipt of all necessary government, regulatory or other consents and approvals for the Merger, no restrictions will be imposed that would have an adverse effect on the Company or Pepper or on the benefits expected to be derived from the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of

F-2

[GRAPHIC APPEARS HERE]

the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors or Pepper in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for Pepper and have received fees for the rendering of these services. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage activities. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt or equity securities of the Company or Pepper for its own accounts or for the accounts of its customers, and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Pepper and may not be referred to or disclosed to any third party or used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Pepper in respect of the Merger with the Securities and Exchange Commission and provided that the form and content of any such disclosure have been approved by Morgan Stanley in advance in writing.

Our opinion does not address the merits of the underlying rationale for the Merger and in addition, our opinion does not in any manner address the prices at which the Pepper Ordinary Shares or the Pepper ADSs will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company or Pepper should vote at the shareholders’ meetings held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by Pepper pursuant to the Merger Agreement is fair from a financial point of view to Pepper.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ ROBERT L. EATROFF
Robert L. Eatroff Managing Director

F-3

ANNEX G

SELECTED PROVISIONS OF DELAWARE LAW

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX H

Summary Listing Particulars

1	Listing Particulars

Listing Particulars dated 19 November 2004 and prepared in accordance with the Listing Rules of the U.K. Listing Authority under Section 74 of the Financial Services and Markets Act 2000 have been published and alone contain full details relating to ARM and the new ARM Ordinary Shares to be issued in connection with the Acquisition (the “Consideration Shares”).

The Directors and Proposed Directors are satisfied that these Summary Listing Particulars contain a fair summary of the key information set out in the Listing Particulars.

These Summary Listing Particulars have been authorised for issue by the U.K. Listing Authority without approval of their contents.

In these Summary Listing Particulars, except where otherwise stated, amounts quoted in United States dollars have been converted into equivalent sterling amounts at the rate of U.S.$1.8544 to £1, the Noon Buying Rate prevailing at 16 November 2004, the latest practicable date prior to the publication of this document.

2	Directors, proposed directors and registered office

2.1	The Directors of ARM and their respective functions are as follows:

Director	Office

Sir Robin Keith Saxby	Chairman

David Warren Arthur East	Chief Executive Officer

Timothy Score	Chief Financial Officer

William Tudor Brown	Chief Operating Officer

Michael James Inglis	Executive Vice President, Marketing

Michael Peter Muller	Chief Technology Officer

Peter Edward Blackburn Cawdron	Independent Non-Executive Director

Douglas John Dunn	Independent Non-Executive Director

John Colbert Scarisbrick	Independent Non-Executive Director

Jeremy Paul Scudamore	Independent Non-Executive Director

The business address of each of the Directors is 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom.

2.2	The Proposed Directors and their proposed functions will be as follows:

Proposed Director	Office

Mark Rainold Templeton	Executive Director

Lucio Luigi Lanza	Non-Executive Director

The business address for Mr Templeton is c/o Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089, United States and for Mr Lanza is Lanza techVentures, Suite 200, 165 University Avenue, Palo Alto, California 94301, United States.

2.3	ARM’s registered office and head office is 110 Fulbourn Road, Cambridge, Cambridgeshire CB1 9NJ, United Kingdom.

3	The Acquisition

3.1	ARM, Artisan and Salt Acquisition Corporation, a wholly-owned subsidiary of ARM, have entered into a Merger Agreement dated 22 August 2004, pursuant to which Artisan will merge with and into Salt Acquisition Corporation.

3.2	Under the terms of the Merger Agreement, each non-dissenting share of Artisan Common Stock will be exchanged in the Acquisition for merger consideration having a value of U.S.$9.60 (£5.18) in cash and 4.41 ARM ADSs. In this document, this value is referred to as the per share merger consideration. Dissenting Artisan Stockholders, who are described in further detail in paragraph 2.4 of Section A of Part V of the Listing Particulars, may exercise the appraisal rights outlined in further detail in paragraph 20 of Section A of Part V of the Listing Particulars.

3.3	Based on the number of shares of Artisan Common Stock outstanding on 16 November 2004, ARM will pay, in the aggregate, approximately U.S.$232 million (£125 million) in cash and issue approximately 106 million ARM ADSs (or 319 million ARM Ordinary Shares) with an approximate value of U.S.$587 million (£316 million), based on the closing price on the Nasdaq National Market of an ARM ADS on 20 August 2004 of U.S.$5.51, or an approximate value of U.S.$605 million (£326 million), based on the closing price on the Nasdaq National Market of an ARM ADS on 16 November 2004, the latest practicable date for which that information was available before the publication of this document. The value of the ARM ADSs or ARM Ordinary Shares provided as merger consideration will vary as the market price of ARM’s shares changes. Assuming the payment of the maximum amount of cash and assuming that no Artisan stock options are exercised prior to the completion of the Acquisition, Artisan Stockholders will be entitled to receive ARM ADSs or ARM Ordinary Shares representing approximately 24 per cent. of the total number of the outstanding ARM Ordinary Shares following the Acquisition, based on the number of ARM Ordinary Shares and shares of Artisan Common Stock outstanding on 16 November 2004.

3.4	Artisan Stockholders may elect to receive the per share merger consideration in the form of cash with respect to any or all of their shares of Artisan Common Stock, which is referred to below as a cash election, and ARM ADSs (or ARM Ordinary Shares) with respect to any or all of their other shares of Artisan Common Stock, which is referred to below as a share election. However, the total amount of cash that ARM will pay in connection with the Acquisition, assuming no dissenting shares, is fixed at U.S.$9.60 (£5.18) multiplied by the number of shares of Artisan Common Stock outstanding at the time the Acquisition is completed. If any Artisan Stockholders exercise appraisal rights, the total amount of cash paid in the Acquisition will be reduced by the product of the number of shares of Artisan Common Stock for which appraisal is sought multiplied by the per share merger consideration. Also, the total number of ARM ADSs (each ADS representing three ARM Ordinary Shares) that ARM will deliver to Artisan Stockholders in the Acquisition is fixed at 4.41 multiplied by the number of shares of Artisan Common Stock outstanding at the time the Acquisition is completed (or, 13.23 ARM Ordinary Shares multiplied by the number of shares of Artisan Common Stock outstanding at the time the Acquisition is completed). Therefore, if more cash consideration is elected than the amount of cash available for payment, there will be proration and shares of Artisan Common Stock with respect to which a cash election has been made will be entitled to receive a combination of cash and ARM ADSs (or ARM Ordinary Shares). Similarly, if more share consideration is elected than the number of ARM ADS (or ARM Ordinary Shares) available for payment, there will be proration, and the shares of Artisan Common Stock with respect to which a share election has been made will be entitled to receive a combination of cash and ARM ADSs (or ARM Ordinary Shares).

3.5	The value of an ARM ADS at the time the Acquisition is completed for the purposes of the calculation of the per share merger consideration will be determined by taking the volume weighted average of the trading prices of ARM ADSs on the Nasdaq National Market during 10 random trading days selected from the 20 trading days ending on and including the second trading day prior to the date the Acquisition is completed.

3.6	The following table illustrates the distribution of the merger consideration for different hypothetical values of an ARM ADS at the time the Acquisition is completed and for three different hypothetical distributions of Artisan Common Stock electing cash and electing ARM ADSs. For simplicity, the table assumes that there are 24,143,896 shares of Artisan Common Stock outstanding (the number of shares of Artisan Common Stock outstanding on 16 November 2004), that all Artisan Stockholders have made elections, that all Artisan Stockholders who have made a stock election have elected to receive ARM ADSs rather than ARM Ordinary Shares and that no Artisan Stockholders have exercised appraisal rights.

Percentages of Artisan Common Stock in respect of which elections are made to receive cash and stock(1)

		50% Cash electing shares 50% Stock electing shares				25% Cash electing shares 75% Stock electing shares				75% Cash electing shares 25% Stock electing shares
Average price of an ARM ADS	Value of the merger consideration(2)	Each cash electing share will receive		Each stock electing share will receive		Each cash electing share will receive		Each stock electing share will receive		Each cash electing share will receive		Each stock electing share will receive
		Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs	Cash	ARM ADSs
U.S.$	U.S.$	U.S.$				U.S.$		U.S.$		U.S.$
6.00	36.06	19.20	2.8100	—	6.01	36.06	—	0.78	5.88	12.80	3.8767	—	6.01
5.75	34.96	19.20	2.7404	—	6.08	34.96	—	1.15	5.88	12.80	3.8535	—	6.08
5.50	33.86	19.20	2.6645	—	6.16	33.86	—	1.52	5.88	12.80	3.8282	—	6.16
5.25	32.75	19.20	2.5814	—	6.24	32.75	—	1.88	5.88	12.80	3.8005	—	6.24
5.00	31.65	19.20	2.4900	—	6.33	31.65	—	2.25	5.88	12.80	3.7700	—	6.33
4.75	30.55	19.20	2.3889	—	6.43	30.55	—	2.62	5.88	12.80	3.7363	—	6.43
4.50	29.45	19.20	2.2767	—	6.54	29.45	—	2.99	5.88	12.80	3.6989	—	6.54

Note:

(1)	In this table, cash electing shares refers to the entitlement of a stockholder in respect of which a cash election has been made and stock electing shares refers to the entitlement of a stockholder in respect of which a share election has been made.

(2)	U.S. $9.60 + (4.41 x average price of an ARM ADS)

3.7	An Artisan Stockholder will not receive any fraction of an ARM ADS (or ARM Ordinary Share) in the Acquisition. All fractional ARM ADSs (or ARM Ordinary Shares) that an Artisan Stockholder would otherwise be entitled to receive as a result of the Acquisition will be aggregated and if a fractional share or ARM ADS results from that aggregation, the holder will be entitled to receive, in lieu thereof, an amount in cash determined by multiplying the average share price by the fraction of the ARM ADS to which that holder would otherwise have been entitled, in the case of a fractional ARM ADS, and multiplying one-third of the average share price by the fraction of an ARM Ordinary Share to which that holder would otherwise have been entitled, in the case of a fractional ARM Ordinary Share.

3.8	Under the Merger Agreement, at the Effective Time, options to acquire Artisan Common Stock outstanding immediately prior to the completion of the Acquisition will be assumed by ARM and be converted into options to acquire a number of ARM Ordinary Shares equal to the number of shares of Artisan Common Stock subject to the option before the Acquisition multiplied by the option exchange ratio.

3.9

The exercise prices of the ARM options into which Artisan stock options are converted will be (i) the exercise price of the Artisan stock options before completion of the Acquisition divided by the option exchange ratio, divided by (ii) the spot exchange rate of the U.S. Dollar to sterling on the business day prior to the date the Acquisition is completed. The option exchange ratio is the product of (i) the sum of (a) 4.41 plus (b) the quotient of U.S.$9.60 (£5.18) divided by the average price of an ARM ADS referred to in paragraph 3.4 above multiplied by (ii) three.

3.10	The completion of the Acquisition depends upon the satisfaction of or, in some cases, waiver of a number of conditions, including the following:

3.10.1	approval of the Merger Agreement and related corporate matters by the ARM Shareholders;

3.10.2	adoption of the Merger Agreement by the Artisan Stockholders;

3.10.3	the relevant authorities in the United Kingdom agreeing to the admission to listing on the official list of the U.K. Listing Authority and admission to trading on the main market for listed securities of the London Stock Exchange of ARM Ordinary Shares to be issued in the Acquisition and the continued listing of ARM ADSs on the Nasdaq National Market. Upon Admission, all conditions to the Merger Agreement will be satisfied;

3.10.4	accuracy as of the closing date of the representations and warranties of Artisan and ARM, except where any failure to be accurate would not individually or in the aggregate have a material adverse effect on the party making the representations and warranties;

3.10.5	compliance in all material respects by Artisan and ARM with their respective obligations under the Merger Agreement;

3.10.6	absence of any law or court order prohibiting the Acquisition;

3.10.7	receipt of opinions of tax counsel to the effect that, among other things, the Acquisition will be treated for U.S. federal income tax purposes as a reorganisation within the meaning of Section 368(a) of the U.S. Internal Revenue Code;

3.10.8	delivery by Artisan of a properly executed FIRPTA notification letter and form of notice to ARM; and

3.10.9	the absence of any material adverse effect on Artisan or ARM.

3.11	The Merger Agreement may be terminated by mutual agreement or by either party in certain circumstances before the Effective Time and in certain circumstances a termination payment of up to U.S.$31 million (£17 million) may be payable by ARM or Artisan pursuant to the Merger Agreement.

3.12	The Artisan Board has unanimously approved the Merger Agreement and has recommended that Artisan Stockholders vote to adopt the Merger Agreement. The ARM Board has also unanimously approved the Merger Agreement and the related matters and has recommended that ARM Shareholders vote in favour of the resolution to approve the Acquisition and all the other resolutions to be proposed at the EGM, as set out in the Notice of EGM incorporated in the Circular accompanying the Listing Particulars.

3.13	Application has been made to the U.K. Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. The ARM ADSs representing the Consideration Shares issued and allotted to the Depositary or its nominee will be listed on the Nasdaq National Market. It is expected that Admission will become effective and that dealings on the London Stock Exchange will commence at [8.00 a.m.] (London time) on the first business day following the Effective Time.

4	Making the election

4.1	An election form, which is also a transmittal letter, will be mailed to Artisan Stockholders. The election form must be used to make the election to receive cash, ARM ADSs (or ARM Ordinary Shares), or a combination thereof. To make an election, Artisan Stockholders should:

4.1.1	in the case of Artisan Stockholders whose shares are held directly and in certificated form, submit a properly completed and signed election form accompanied by the certificates representing the shares of Artisan Common Stock as to which the election is being made; or

4.1.2	in the case of Artisan Stockholders of record whose shares are held in book-entry form, instruct the broker, dealer, bank or other financial institution that holds the shares to make an election on their behalf by:

(i)	transferring their shares of Artisan Common Stock to an account established by The Bank of New York for this purpose at DTC; and

(ii)	transmitting a message through DTC to The Bank of New York setting forth the election and otherwise agreeing to be bound by the terms of the election form.

4.2	The deadline for Artisan Stockholders of record to make their elections is 5:00 pm Eastern time on the date of the Artisan Stockholders meeting which is 23 December 2004. The election form and the certificates, if any, representing shares of Artisan Common Stock must be submitted to the exchange agent before the election deadline. Further details of the election process are set out in Part V of the Listing Particulars.

4.3	As soon as practicable after the election deadline, ARM will issue a press release announcing the allocation of the merger consideration.

4.4	ARM has selected The Bank of New York, which is the depositary for the ARM ADSs, to serve as the exchange agent for the purpose of effecting the election and proration procedures, and Innisfree M&A Incorporated to serve as the information agent. The registrars of ARM are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

5	Voting agreements, irrevocable undertakings and affiliate agreement

5.1	Concurrently with the execution of the Merger Agreement, each director and executive officer of Artisan, who as a group owned approximately 5 per cent. of the outstanding Artisan Common Stock as of 15 November 2004, the record date for the Artisan stockholder meeting, executed a stockholder voting agreement, pursuant to which each of them agreed, among other things, to vote his or her Artisan Common Stock in favour of adopting the Merger Agreement.

5.2	Further, the ARM Directors, who as a group beneficially will own approximately 2.45 per cent. of the outstanding share capital of ARM as of 21 December 2004, the record date for the ARM EGM, executed irrevocable undertakings pursuant to which each of them agreed, amongst other things, to vote his ARM Ordinary Shares in favour of the resolutions proposed at the EGM.

5.3	Under the Artisan affiliate agreement, each director and officer of Artisan has agreed not to transfer any ARM Ordinary Shares or ARM ADSs in violation of Rule 145 promulgated by the SEC under the Securities Act.

6	Dividends

ARM’s Board has adopted a progressive dividend policy which will take into account both the opportunity for continued investment in the business going forward and the underlying operational performance of the combined company.

Holders of ARM Ordinary Shares receive dividends in sterling. With respect to the ARM ADSs, the Depositary will convert into U.S. Dollars any cash dividend paid by ARM to it in respect of the ARM

Ordinary Shares held by it on behalf of holders of ARM ADSs, unless it is not reasonable for it to do so because of governmental regulation or otherwise. The Depositary will distribute those dividends in U.S. Dollars, after deducting its fees and expenses and any withholding taxes, to holders of ARM ADSs.

7	Accounting treatment and reporting

ARM will account for the Acquisition using the acquisition method of accounting under U.K. GAAP in accordance with FRS 6 “Acquisitions and Mergers” and as a purchase business combination, as defined by Statement of Financial Accounting Standards No. 141, Business Combinations, under U.S. GAAP. Further details are set out in paragraph 8 of Part I of the Listing Particulars.

The financial year end of ARM will continue to be 31 December in each year. The consolidated accounts of ARM will be published in sterling and will be prepared in accordance with U.K. GAAP, with a reconciliation of certain financial information to U.S. GAAP. Following adoption of the IAS Regulation, all companies with securities listed on the London Stock Exchange with a financial year ending after 31 December 2004 will be required to comply with IFRS from 1 January 2005 onwards. Therefore, it is expected that ARM will have to comply with IFRS for its financial year ending 31 December 2005, including the provision of comparable IFRS information for the financial year ending 31 December 2004.

8	Current trading and prospects

8.1	ARM

As stated in the Company’s results for the third quarter ended 30 September 2004 released on 19 October 2004, following the strong growth in activity levels in the semiconductor industry at the end of 2003 and in the first half of 2004, there are signs that overall industry growth in the second half of the year will be at more modest levels, mirroring the growth in end markets, as the supply from semiconductor companies comes into line with end market demand. Notwithstanding this, ARM’s broadening technology portfolio and the increasing adoption of ARM technology among semiconductor and OEM companies position the Company well for continued growth.

Given the robust pipeline of licensing opportunities, supported by launches of new ARM technology, the ongoing market penetration that underpins ARM’s royalty revenues and increased sales of development systems products, the Directors remain confident of achieving year on year dollar revenue growth of approximately 30% in the 12 months to 31 December 2004.

8.2	The combined company

The ARM Directors are confident in the prospects for the combined company and that as a result of the platform created through the Acquisition, the combined company should be well positioned to drive business performance in the coming financial year.

9	Extraordinary General Meeting

An Extraordinary General Meeting of ARM has been convened for 4.30 p.m. on 23 December 2004 at which the resolutions set out in the Notice of Extraordinary General Meeting incorporated in the Circular accompanying the Listing Particulars will be proposed. An explanation of the resolutions to be proposed at the Extraordinary General Meeting and the action to be taken at the Extraordinary General Meeting is set out in the Circular.

10	Information relating to ARM

10.1

ARM designs high-performance, low-cost, power-efficient RISC microprocessors and related technology and software, and sells development systems, to enhance the performance, cost-effectiveness and power efficiency of an extensive range of embedded applications. ARM licenses and sells its technology and products to leading electronics companies, which in turn manufacture, market and sell microprocessors, application specific integrated circuits and application specific standard products based on the ARM architecture to systems companies for incorporation into a wide variety of end products. By creating a strong network of partners, which includes many of the leading semiconductor manufacturers worldwide, and by working with them and systems companies to best utilise the ARM technology, ARM has established its architecture as a leading 16/32-bit embedded RISC microprocessor solution, for use in many high-volume embedded microprocessor applications, wireless, consumer entertainment, mass storage, imaging, automotive, microcontrollers, secure technologies and networking. ARM also licenses and sells development systems directly to systems companies and provides consulting, support services, platforms and application software to its licensees, systems companies and other systems designers.

10.2	The ARM Directors believe by bringing together the advanced architectural products and expertise of ARM with Artisan’s understanding of process technologies and related manufacturability, the combined company’s product offering will help integrated circuit designers to solve many of the challenges that they face. They also believe that the combination of the two companies’ businesses represents a powerful opportunity to extend each company’s market leadership, creating a number of opportunities.

10.3	As of 30 September 2004, ARM had unaudited revenues and net income in the previous nine months of £111.4 million under U.S. GAAP and £23.5 million under U.S. GAAP, respectively, and had a net asset value of £206.4 million under U.S. GAAP, of which £174.6 million under U.S. GAAP was cash, cash equivalents and marketable securities. As of 30 June 2004, the latest date as of which U.K. GAAP financial information has been published, ARM had unaudited revenues and net income in the previous six months of £71.9 million under U.S. GAAP (£71.9 million under U.K. GAAP) and £13.9 million under U.S. GAAP (£14.8 million under U.K. GAAP), respectively, and had a net asset value of £199.3 million under U.S. GAAP (£193.6 million under U.K. GAAP), of which £166.3 million under U.S. GAAP (£166.3 million under U.K. GAAP) was cash, cash equivalents and marketable securities. As of 31 December 2003, ARM had revenues and net income in the previous 12 months of £128.1 million under U.S. GAAP (£128.1 million under U.K. GAAP) and £13.0 million under U.S. GAAP (£15.1 million under U.K. GAAP), respectively, and had a net asset value of £188.1 million under U.S. GAAP (£180.4 million under U.K. GAAP) of which £159.8 million under U.S. GAAP (£159.8 million under U.K. GAAP) was cash, cash equivalents and marketable securities.

The summary financial information of ARM set out in this paragraph 10.3 has been extracted without material adjustment from the audited consolidated financial statements of ARM for the three years ended 31 December 2003 and from the unaudited consolidated interim results of ARM for the six months ended 30 June 2004 and for the nine months ended 30 September 2004. Because this is summary financial information, reference should also be made to paragraph 2 of Part III of the Listing Particulars.

11	Information relating to Artisan

11.1	Artisan is a leading provider of physical intellectual property components for the design and manufacture of integrated circuits, including those known as system-on-a-chip integrated circuits. Artisan’s products include embedded memory, standard cell, input/output components and analogue and mixed-signal products, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan derives a substantial majority of its revenue from integrated circuit manufacturers who pay licence fees and royalties to Artisan to use Artisan’s intellectual property components in the products they manufacture. These integrated circuit manufacturing customers work with integrated circuit designers who incorporate Artisan’s intellectual property components in their designs. Artisan’s customers include: foundries, which are independent manufacturing facilities; integrated circuit companies that design and manufacture their own integrated circuit products; system manufacturers which are integrated circuit companies that design and manufacture integrated circuits for use in their electronic products; integrated circuit companies that manufacture products for their customers; and fabless integrated circuit companies, which do not have their own manufacturing facilities, but use Artisan’s intellectual property components in their integrated circuit designs.

11.2	As of 30 September 2004, Artisan had revenues and net income in the previous 12 months of U.S.$57.5 million and U.S.$19.2 million under U.S. GAAP (£12.1 million under U.K. GAAP), respectively, and had a net asset value of U.S.$216.1 million under U.S. GAAP (£107.5 million under U.K. GAAP), of which U.S.$135.9 million under U.S. GAAP was cash, cash equivalents and marketable securities. As of 30 September 2003, Artisan had revenues and net income in the previous 12 months of U.S.$68.5 million and U.S.$7.3 million under U.S. GAAP (net loss of £0.5 million under U.K. GAAP), respectively, and had a net asset value of U.S.$166.1 million under U.S. GAAP (£92.2 million under U.K. GAAP), of which U.S.$108.8 million under U.S. GAAP was cash, cash equivalents and marketable securities.

The U.S. GAAP summary financial information of Artisan set out in this paragraph 11.2 has been extracted without material adjustment from the audited financial statements included in the Annual Report on Form 10-K of Artisan for the three years ended 30 September 2004 and which was filed with the SEC on 12 November 2004. The U.K. GAAP financial information referred to above in relation to Artisan has been restated to U.K. GAAP as applied in the financial statements of ARM. Because this is summary financial information, reference should also be made to paragraph 2 of Part IV of the Listing Particulars.

12	Working capital

ARM is of the opinion that the ARM Group as enlarged by the Acquisition has sufficient working capital for its present requirements, that is for at least the next 12 months following the date of this document.

13	Significant change

13.1	There has been no significant change in the financial or trading position of the ARM Group since 30 September 2004, being the date to which ARM prepared its most recent unaudited interim financial statements.

13.2	There has been no significant change in the financial or trading position of the Artisan Group since 30 September 2004, being the date to which Artisan prepared its most recent audited financial statements.

14	Litigation

14.1 ARM

14.1.1	Save as referred to in subparagraphs 14.1.2, 14.1.3, 14.1.4, 14.1.5 and 14.1.6 below, there are no, nor have there been any, legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against the Company or any of its subsidiaries, which may have, or have had during the 12 months preceding the date of the Listing Particulars, a significant effect on the ARM Group’s financial position.

14.1.2	On 7 September 2004 the Court of Appeals for the Federal Circuit heard an appeal by Nazomi Communications, Inc. against the ruling of The United States District Court for the Northern District of California’s decision which granted summary judgment in ARM’s favour and ruled that the accused technology does not infringe Nazomi’s U.S. Patent No. 6,332,215. The decision of the Court of Appeals for the Federal Circuit is expected before the end of 2004. Based on legal advice (not in the form of a formal legal opinion) the Directors’ view is that the effect of the original ruling of the District Court will be maintained by the ruling of the Court of Appeals for the Federal Circuit. Accordingly it is the Directors’ view that the potential liability with respect to this litigation is negligible. However, if the Court of Appeals for the Federal Circuit do not maintain the effect of the original ruling by the District Court then the Company’s potential liability with respect to this litigation could be significant. No analysis of the possible quantum of damages has been undertaken by the Company and to date Nazomi have not quantified their claim for damages.

14.1.3	Motorola, Inc. has accused Analog Devices, Inc. (“ADI”) (Motorola Inc. v. Analog Devices, inc., United States District Court, Eastern District of Texas, Beaumont Division, Civil Action No. 1:03-CV-0131) of infringing several of its patents including Motorola’s U.S. Patent No. 5,084,814 (the “814 Patent”). Motorola alleges that products based on ARM’s processor designs infringe the 814 Patent. The Markman hearing has taken place and the District Court has divided the proceedings so that claims relating to process patents will be tried prior to claims relating to circuit patents. The District Court has provided the results of the Markman hearing with respect to process patents and circuit patents. ARM is confident that the subject technology does not infringe the 814 Patent. ARM’s potential liability with respect to this litigation arises under contractual indemnification provisions in a licence agreement between ARM and ADI. That liability is limited under the contract to U.S.$1,000,000 in aggregate for all claims under the contract. The litigation between ADI and Motorola has been settled by the parties.

14.1.4	STMicroelectronics Inc. accused Motorola, Inc. (STMicroelectronics, Inc. v. Motorola, Inc. United States District Court, Eastern District of Texas, Sherman Division, Civil Action No. 4:03CV276) of infringing several of its patents. Motorola counterclaimed with allegations that STMicroelectronics, Inc. and STMicroelectronics N.V. infringe several Motorola patents, including the 814 Patent. Motorola alleges that products based on ARM’s processor designs infringe the 814 Patent. The Markman hearing has taken place and the District Court has provided the results of the Markman. ARM is confident that the subject technology does not infringe the 814 Patent. ARM’s potential liability with respect to this litigation arises under contractual indemnification provisions in a licence agreement between ARM and STMicroelectronics. That liability is limited under the contract to U.S.$3,000,000. The parties in the litigation between STMicroelectronics and Motorola have agreed the principal terms of a settlement of that litigation. Consequently the litigation between STMicroelectronics and Motorola is not proceeding at the moment whilst the parties finalise the terms of that settlement agreement.

14.1.5	Matsushita Electric Industrial Co., Ltd., accused Samsung Semiconductor, Inc. (Matsushita Electric Industrial Co., Ltd. v. Samsung Electronics Co., Ltd et al, Civil Action No. 02-CV-336) of infringing several of its patents. Samsung counterclaimed with allegations that Matsushita infringes several Samsung patents, including Samsung’s U.S. Patent No. 5,481,693 (the “693 Patent”), U.S. Patent No. 5,781,750 (the “750 Patent”) and U.S. Patent No. 6,076,155 (the “155 Patent”). Samsung alleges that Matsushita products based on ARM’s processor designs infringe the 693 Patent, the 750 Patent and the 155 Patent. The litigation is currently in discovery. ARM is confident that the accused technology does not infringe any of the 693 Patent, 750 Patent or 155 Patent. ARM’s potential liability with respect to this litigation arises under a chain of contractual indemnification provisions between third parties which ultimately connects to contractual indemnification provisions in a licence agreement between ARM and ADI. That liability is limited under the contract to U.S.$1,000,000 in aggregate for all claims under the contract. The litigation between ADI and Motorola has been settled by the parties. This potential liability arises because the accused Matsushita product incorporates accused ARM technology originally sourced from ADI.

14.1.6	ARM was in dispute with Herodion Corporation (formerly picoTurbo, Inc.) over the parties’ respective rights and obligations in connection with an out of court settlement between ARM and picoTurbo, Inc. arising from patent litigation between the two companies. ARM and Herodion Corporation agreed to submit the dispute to arbitration before the American Arbitration Association. Following the findings of the arbitration panel and subsequent discussions between the parties, ARM and Herodion Corporation agreed to enter into a settlement agreement on 18 March 2004 under which ARM agreed to pay to Herodion Corporation £6.4 million in full and final settlement of all outstanding legal issues.

14.2	Artisan

There are no, nor have there been any, legal or arbitration proceedings nor, so far as the Company is aware, are any such proceedings pending or threatened by or against Artisan or any of its subsidiaries which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Artisan Group’s financial position.

15	Material contracts

15.1	The following is a summary of the principal contents of contracts (not being contracts entered into in the ordinary course of business) which (i) have been entered into by a member of the ARM Group during the two years immediately preceding the date of this document and are or may be material or (ii) contain a provision under which a member of the ARM Group has an obligation or entitlement which is or may be material to the ARM Group as at the date of this document:

15.1.1	On 16 August 2004, ARM acquired AXYS Design Automation, Inc. a provider of fast, accurate, integrated processor and system modeling and simulation solutions, pursuant to an Agreement and Plan of Merger by and among AXYS Design Automation, Inc., Tomcollins Corp. and Vojin Zivojnovic dated 11 August 2004. AXYS, a 26-person company, is headquartered in Irvine, California, United States with a design centre in Aachen, Germany and had a net asset value of U.S.$1.9 million at the date of acquisition. The consideration for the acquisition of AXYS Design Automation, Inc. was U.S.$12 million in cash.

15.1.2	The Merger Agreement, the Artisan Stockholder voting agreements entered into by all of the directors and certain executive officers of Artisan, the Artisan affiliate agreement entered into by each director and officer of Artisan and the indemnification agreements entered into with Mr. Templeton and Mr. Lanza as described in paragraphs 3 and 5 above and in Part V of the Listing Particulars.

15.2	The following is a summary of the principal contents of contracts (not being contracts entered into in the ordinary course of business) which (i) have been entered into by a member of the Artisan Group during the two years immediately preceding the date of this document and are or may be material or (ii) contain a provision under which a member of the Artisan Group has an obligation or entitlement which is or may be material to the Artisan Group as at the date of this document:

15.2.1	On 12 December 2001, Artisan entered into a Preferred Stock Rights Agreement with EquiServe Trust Company, N.A., as rights agent, pursuant to which Artisan’s board of directors declared a dividend of one right for each outstanding share of Artisan Common Stock. Each right entitles the registered holder to purchase from Artisan one one-thousandth of a share of Artisan’s Series A preferred stock at an exercise price of U.S.$115, subject to adjustment. The rights are not immediately exercisable but will become exercisable upon the occurrence of certain events. If a person or group, referred to as an acquiring person, has acquired, obtained the right to acquire, or announces a tender offer to acquire, beneficial ownership of 15 per cent. or more of the Artisan Common Stock then outstanding, then each holder of a right (other than the acquiring person) will have the right after ten business days to receive, upon exercise of their rights, Artisan Common Stock having a value equal to twice the exercise price of such rights. On 22 August 2004, the Preferred Stock Rights Agreement was amended to exclude ARM and the transactions contemplated by the Merger Agreement with ARM.

15.2.2	On 19 February 2003, Artisan acquired NurLogic, a privately held technology firm headquartered in San Diego, California, pursuant to an Agreement and Plan of Reorganization by and among Artisan, Venice Acquisition Corp. and NurLogic dated 18 October 2002. The consideration for the acquisition of NurLogic was approximately U.S.$27.4 million, consisting of approximately U.S.$5 million in cash, 745,000 shares of Artisan Common Stock, and assumed options to acquire shares of Artisan Common Stock.

In connection with the acquisition, on 19 February 2003, Artisan, Venice Acquisition Corp. and NurLogic entered into an Escrow Agreement, pursuant to which a portion of the shares of Artisan Common Stock that formed part of the consideration were deposited into an escrow account to secure and satisfy claims of indemnification by Artisan and its affiliates for any losses, claims, expenses and other damages incurred by Artisan and its affiliates directly or indirectly as a result of any inaccuracy or breach of any representations or warranties of NurLogic or other failures by NurLogic to perform its obligations under the NurLogic acquisition documents. The escrow period expires on 19 February 2005, at which time, subject to Artisan indemnification claims, if any, assets remaining in the escrow will be distributed to former shareholders of NurLogic.

15.2.3	The Merger Agreement and the ARM irrevocable undertakings entered into by the ARM Directors and certain executive officers of Artisan as described in paragraphs 3 and 5 above and in Part V of the Listing Particulars.

16	Proposed Directors’ service agreement and letter of appointment

16.1	In connection with becoming a director of ARM, ARM anticipates that Mr. Templeton will entered into a service contract, pursuant to which he will be appointed to the boards of ARM Limited and ARM Holdings plc. The employment relationship between ARM and Mr. Templeton is ‘at-will’ and may be terminated in writing at any time by either party upon written notice with or without cause. Mr. Templeton shall be paid U.S.$330,000 (£177,955) per annum to be reviewed annually at the ARM Remuneration Committee’s discretion. Mr. Templeton shall participate in a bonus scheme under which he may receive a bonus of up to 50% of salary. The bonus targets for Mr. Templeton will be set by the Remuneration Committee. Mr. Templeton will receive a non-pensionable car allowance of U.S.$7,800 (£4,206) gross per annum and a mobile phone.

16.2	In certain circumstances, if Mr. Templeton’s employment is terminated or if Mr. Templeton terminates the employment, ARM shall be contractually obliged to pay Mr. Templeton 12 months’ salary and maintain certain benefits. In addition, Artisan stock options held by Mr. Templeton immediately before entry into the service contract which are assumed by ARM and converted into options to acquire ARM Ordinary Shares will become fully vested.

16.3	Mr. Lanza’s letter of appointment is on the same terms as those of the other non-executive directors.

17	Availability of Listing Particulars

Copies of the Listing Particulars are available for collection during business hours from the offices of ARM, 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom during normal business hours on any weekday (Saturdays and public holidays excepted) from 19 November 2004 until the conclusion of the Extraordinary General Meeting free of charge. The Listing Particulars are also available for inspection at the offices of Linklaters at One Silk Street, London EC2Y 8HQ, United Kingdom and at the document viewing facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London EC2V 7QJ, United Kingdom during normal office hours on any weekday (Saturdays and public holidays excepted) during the same period.

18	Documents for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays and public holidays excepted) at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until the conclusion of the Extraordinary General Meeting:

18.1	the Memorandum and Articles of Association in their current form;

18.2	the Memorandum and Articles of Association incorporating the changes to be made to them assuming the resolution proposed at the EGM which approves the amendments to the Articles of Association is passed;

18.3	the published audited consolidated accounts of ARM for the two financial years ended 31 December 2002 and 31 December 2003 and the unaudited interim results for the six months ended 30 June 2004 and the three months ended 30 September 2004;

18.4	the published audited consolidated accounts of Artisan for the three financial years ended 30 September 2002, 30 September 2003 and 30 September 2004;

18.5	the letter from PricewaterhouseCoopers LLP regarding the unaudited restatement of the financial information on Artisan to U.K. GAAP and ARM’s accounting policies set out in Part IV of the Listing Particulars;

18.6	the letter from Morgan Stanley dated 19 November 2004 containing the written consent referred to in paragraph 15(g) of Part VI of the Listing Particulars;

18.7	the letter from PricewaterhouseCoopers LLP dated 19 November 2004 containing the written consent referred to in paragraph 15(h) of Part VI of the Listing Particulars;

18.8	the service agreements and letters of appointment of the Directors and Proposed Directors referred to in paragraph 7 of Part VI of the Listing Particulars;

18.9	the material contracts referred to in paragraph 9 of Part VI of the Listing Particulars;

18.10	the Proxy Statement/Prospectus;

18.11	the Listing Particulars;

18.12	the Circular; and

18.13	this document.

Dated 19 November 2004

19	Definitions

The following definitions apply throughout these Summary Listing Particulars, unless the context otherwise requires:

Acquisition	the proposed acquisition of Artisan by ARM, full details of which are set out in the Listing Particulars;

Admission	the admission of the Consideration Shares to the Official List and to trading on the London Stock Exchange’s market for listed securities and “Admission becoming effective” means such admission becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the Admission and Disclosure Standards published by the London Stock Exchange;

ARM or the Company	ARM Holdings plc;

ARM Group	ARM and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated undertakings;

ARM ADS	an ARM American Depositary Share representing three ARM Ordinary Shares;

ARM Ordinary Shares	ordinary shares with nominal value of 0.05p each in ARM;

ARM Shareholder	a holder of ARM Ordinary Shares;

Articles of Association	the articles of association of ARM;

Artisan	Artisan Components, Inc.;

Artisan Common Stock	shares of common stock of par value U.S.$0.001 per share in Artisan;

Artisan Directors	the directors of Artisan;

Artisan Group	Artisan and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated undertakings;

Artisan Stockholder	a holder of Artisan Common Stock;

Circular	the circular to ARM Shareholders dated the same date as the Listing Particulars containing, inter alia, the notice of EGM;

combined company	the ARM Group as enlarged by the Artisan Group following completion of the Acquisition;

Consideration Shares	the new ARM Ordinary Shares to be issued, credited as fully paid, pursuant to the Acquisition;

CREST	a relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is Operator (as defined in the Regulations), being a paperless system enabling securities to be evidenced otherwise than by way of a written instrument;

Depositary	The Bank of New York in its capacity as depositary in respect of ARM ADSs;

Directors or ARM Directors	the directors of ARM whose names are set out in paragraph 2.1 of these Summary Listing Particulars

DTC	the Depositary Trust Company;

Effective Time	the time at which ARM and Salt Acquisition Corporation file a certificate of merger with the Delaware Secretary of State as soon as practicable after all of the conditions to the Acquisition (as set out in the Merger Agreement) have been satisfied or waived or at such later effective time as may be specified in the certificate of merger;

Extraordinary General Meeting or EGM	the extraordinary general meeting of ARM convened for 4.30 p.m. on 23 December 2004 for the purpose, inter alia, of giving approval to the Acquisition;

FIRPTA	Foreign Investment in Real Property Tax Act of 1980;

IAS Regulation	Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 2002 on the application of international accounting standards;

IFRS	International Financial Reporting Standards;

Listing Rules	the listing rules made by the U.K. Listing Authority under Part VI of the Financial Services and Markets Act 2000;

London Stock Exchange	London Stock Exchange plc;

Memorandum of Association	the memorandum of association of ARM;

Merger Agreement	the agreement and plan of merger dated as of 22 August 2004 between ARM, Artisan and Salt Acquisition Corporation;

Morgan Stanley	Morgan Stanley & Co. Limited;

Nasdaq National Market	National Association of Securities Dealers Automated Quotation System National Market;

Noon Buying Rate	the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York;

NurLogic	NurLogic Design, Inc.;

Official List	the list of securities admitted to official list by the U.K. Listing Authority in accordance with Part VI of the Financial Services and Markets Act 2000;

Proposed Directors	the proposed new directors of ARM whose names are set out in paragraph 2.2 of these Summary Listing Particulars;

Proxy Statement/Prospectus	the proxy statement/prospectus distributed to Artisan Stockholders to seek their approval to the Acquisition and filed with the SEC as part of the registration statement on F-4;

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755);

RISC microprocessor	reduced instruction set computing microprocessor;

Securities Act	U.S. Securities Act of 1933, as amended;

SEC	U.S. Securities and Exchange Commission;

sterling, £ and p	the lawful currency of the U.K.;

U.K. GAAP	generally accepted accounting principles in the U.K.;

U.K. Listing Authority	the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets 2000;

United Kingdom or U.K.	the United Kingdom of Great Britain and Northern Ireland;

United States or U.S.	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction;

U.S. Dollars, U.S.$ or $	the lawful currency of the United States; and

U.S. GAAP	generally accepted accounting principles in the U.S.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article 139 of ARM’s articles of association provides:

“139. Indemnity

139.1 Subject to the provisions of and so far as may be consistent with the Statutes, including the U.K. Companies Act 1985, the Uncertificated Securities Regulations 2001 and every other statute for the time being in force concerning companies and affecting the Company, every Director, Secretary or other officer of the Company shall be indemnified by the Company out of its own funds against and/or exempted by the Company from all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

139.2 Without prejudice to paragraph 139.1 the Directors shall the have power to purchase and maintain insurance for or for the benefit of any person who is or was at any time a Director or officer of any Relevant Company (as defined in paragraph 139.3 of this Article) or who is or was at any time a trustee of any pension fund or employees’ share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by any such person in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme.

139.3 For the purpose of paragraph 139.2 “Relevant Company” shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.”

Section 310 of the U.K. Companies Act 1985 (as amended by Section 137 of the U.K. Companies Act 1989) provides as follows:

“310. Provisions exempting officers and auditors from liability

(1)	This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise, for exempting any officer of the company or any person (whether an officer or not) employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

(2)	Except as provided by the following subsection, any such provision is void.

(3)	This section does not prevent a company

(a)	from purchasing and maintaining for any such officer or auditor insurance against any such liability, or

(b)	from indemnifying any such officer or auditor against any liability incurred by him

i.	in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or he is acquitted, or

ii.	in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court.”

Section 727 of the U.K. Companies Act 1985 provides as follows:

“727. Power of court to grant relief in certain cases:

(1)	If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that that officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

(2)	If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

(3)	Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper.”

ARM maintains directors’ and officers’ insurance coverage, which, subject to policy terms and limitations will include coverage to reimburse ARM for amounts that it may be required or permitted by law to pay directors or officers of ARM.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following Exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description

2	Agreement and Plan of Merger dated as of August 22, 2004, by and among Artisan Components, Inc., ARM Holdings plc and Salt Acquisition Corporation (included as Annex A to the document which is part of this Registration Statement).*

4.1	Memorandum and Articles of Association of ARM Holdings plc (incorporated herein by reference to Exhibit 1.1 of ARM’s Annual Report on Form 20-F for the period ended December 31, 2003, filed with the SEC on June 21, 2004 (File No. 000-29644)).

4.2	Form of Deposit Agreement (previously filed as Exhibit A to Form F-6 Registration Statements (File Nos. 333-8486 and 333-11840).

4.3	Form of Proposed Amended and Restated Memorandum and Articles of Association of ARM Holdings plc.

4.4	Form of Proposed Amended and Restated Deposit Agreement.

5	Opinion of Linklaters regarding validity of securities being registered.

Exhibit Number	Description

8.1	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

8.2	Tax Opinion of Davis Polk & Wardwell.

23.1	Consent of PricewaterhouseCoopers LLP, San Jose, California.

23.2	Consent of PricewaterhouseCoopers LLP, Cambridge, United Kingdom.

23.3	Consent of Ernst & Young LLP.

23.4	Consent of Linklaters (included in the opinion filed as Exhibit 5 to this Registration Statement and incorporated herein by reference).

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 8.1 to this Registration Statement and incorporated herein by reference).

23.6	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8.2 to this Registration Statement and incorporated herein by reference).

99.1	Consent of Morgan Stanley & Co. Incorporated

99.2	Consent of Goldman, Sachs & Co.

99.3	Consent of Prospective Directors of the Registrant.*

99.4	Form of Proxy Card of Artisan Components, Inc.

99.5	Form of Election Form and Letter of Transmittal

*	Previously filed.

(b) Financial Statement Schedules. All supporting schedules have been omitted because they are either not required, are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(c) Reports, Opinions and Appraisals. Included as Appendix B to the document which is part of this Registration Statement.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and,

where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge in the United Kingdom on November 18, 2004.

ARM HOLDINGS PLC

By:	/s/ WARREN EAST
Name:	Warren East
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Warren East and Tim Score as his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Warren East Warren East	Chief Executive Officer and Director	November 18, 2004

/s/ SIR ROBIN SAXBY Sir Robin Saxby	Chairman and Director	November 18, 2004

/s/ TIM SCORE Tim Score	Chief Financial Officer and Director	November 18, 2004

/s/ TUDOR BROWN Tudor Brown	Chief Operating Officer and Director	November 18, 2004

/s/ MICHAEL MULLER Michael Muller	Chief Technology Officer and Director	November 18, 2004

/s/ MIKE INGLIS Mike Inglis	Executive Vice President, Marketing and Director	November 18, 2004

Signature	Title	Date

/s/ PETER CAWDRON Peter Cawdron	Director	November 18, 2004

/s/ DOUG DUNN Doug Dunn	Director	November 18, 2004

/s/ JEREMY SCUDAMORE Jeremy Scudamore	Director	November 18, 2004

/s/ JOHN SCARISBRICK John Scarisbrick	Director	November 18, 2004

EXHIBIT INDEX

Exhibit Number	Description

2	Agreement and Plan of Merger dated as of August 22, 2004, by and among Artisan Components, Inc., ARM Holdings plc and Salt Acquisition Corporation (included as Annex A to the document which is part of this Registration Statement).*

4.1	Memorandum and Articles of Association of ARM Holdings plc (incorporated herein by reference to Exhibit 1.1 of ARM’s Annual Report on Form 20-F for the period ended December 31, 2003, filed with the SEC on June 21, 2004 (File No. 000-29644)).

4.2	Form of Deposit Agreement (previously filed as Exhibit A to Form F-6 Registration Statements (File nos. 333-8486 and 333-11840).

4.3	Form of Proposed Amended and Restated Memorandum and Articles of Association of ARM Holdings plc.

4.4	Form of Proposed Amended and Restated Deposit Agreement.

5	Opinion of Linklaters regarding validity of securities being registered.

8.1	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

8.2	Tax Opinion of Davis Polk & Wardwell.

23.1	Consent of PricewaterhouseCoopers LLP, San Jose, California.

23.2	Consent of PricewaterhouseCoopers LLP, Cambridge, United Kingdom.

23.3	Consent of Ernst & Young LLP.

23.4	Consent of Linklaters (included in the opinion filed as Exhibit 5 to this Registration Statement and incorporated herein by reference).

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 8.1 to this Registration Statement and incorporated herein by reference).

23.6	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8.2 to this Registration Statement and incorporated herein by reference).

99.1	Consent of Morgan Stanley & Co. Incorporated

99.2	Consent of Goldman, Sachs & Co.

99.3	Consent of Prospective Directors of the Registrant.*

99.4	Form of Proxy Card of Artisan Components, Inc.

99.5	Form of Election Form and Letter of Transmittal.

*	Previously filed.